2/15



05005760

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Roche Holding

*CURRENT ADDRESS

PROCESSED

FEB 16 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3315

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/15/05

Roche

ARls
12-31-04

Roche Holding

Annual Report 2004


We Innovate Healthcare

Cover:

Gudrun Schindler knows how important it is for people with diabetes to be able to monitor their blood glucose levels easily and reliably – she has type 1 diabetes herself. Besides being actively involved in a diabetes project in Gambia, Africa, she has been running a diabetes self-help group for the past 20 years. And for years now Gudrun has been using Accu-Chek systems from Roche.

Diabetes management is just one of the many areas in which Roche's strong focus on research has produced pioneering innovations and helped make the Group the global market leader.

(See also page 58)

Key figures

Key figures *in millions of CHF*

	Roche Group				Continuing businesses[a]			
			% change				*% change*	
	2004	2003	CHF	LC	2004	2003	CHF	LC
Sales	31,273	31,220	0	+3	29,522	27,190	+9	+12
Research and development	5,093	4,766	+7	+11	5,053	4,624	+9	+14
EBITDA[b]	9,566	8,609	+11	+15	9,231	8,038	+15	+19
Operating profit before exceptional items	7,254	6,268	+16	+20	6,950	5,793	+20	+24
Operating profit	8,979	5,592	+61	+65	6,179	5,520	+12	+16
Financial income	(359)	(667)	-46		(339)	(630)	-46	
Net income before exceptional items[c]	–	–	–		4,343	3,371	+29	
Net income	6,641	3,069	+116		4,339	3,074	+41	
EPS[d] before exceptional items in CHF	–	–	–		5.07	3.97	+28	
EPS[d] in CHF	7.81	3.61	+116		5.09	3.62	+41	
Research and development as % of sales	16.3	15.3			17.1	17.0		
EBITDA as % of sales	30.6	27.6			31.3	29.6		
Operating profit before exceptional items as % of sales	23.2	20.1			23.5	21.3		
Effective tax rate %	24.7	29.6			28.4	29.0		
Net income as % of sales	21.2	9.8			14.7	11.3		

	Roche Group 31 December 2004	Roche Group 31 December 2003
Net liquidity	11,674	5,908
Total assets	58,076	59,486
Equity and minority interests	33,293	29,164
Debt	8,960	15,287
Equity ratio[e]	57%	49%
Debt-equity ratio[f]	27%	52%

a) Continuing businesses includes the Pharmaceuticals and Diagnostics businesses, treasury and other corporate activities. Consumer Health (OTC) and Vitamins and Fine Chemicals are reported as discontinuing businesses.

b) EBITDA: Earnings before exceptional items and before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

c) Net income before exceptional items and EPS before exceptional items are calculated as shown on page 143.

d) EPS: Earnings per share and non-voting equity security (diluted).

e) Equity ratio: Equity and minority interests as a percentage of total assets.

f) Debt-equity ratio: Debt as a percentage of equity (including minority interests).

LC = local currencies

Non-voting equity security *(Genussschein)* price performance *in CHF*



200
160
120
80
40
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)

Innovative solutions spanning the entire healthcare spectrum

Predisposition › Early detection › Prevention › Diagnosis › Therapy › Monitoring

At Roche our mission is to improve people's health and quality of life. As a leading research-driven healthcare company, Roche develops, produces and markets innovative, high-quality products and services for unmet medical needs. Our capabilities in diagnostics and pharmaceuticals enable us to innovate across the entire healthcare spectrum, from identifying disease susceptibilities and disease screening in populations at risk to prevention, diagnosis, therapy and treatment monitoring.

Sales grow significantly ahead of the market Net income doubles

Group

- Sales from continuing businesses up 12% in local currencies
- Highest operating profit in Roche history
- Net income doubled to 6.6 billion Swiss francs
- Substantial improvements in equity-to-assets ratio and net liquidity
- Board to propose 18th consecutive dividend increase, 21% to 2.00 Swiss francs per share and non-voting equity security

Pharmaceuticals

- Division gains additional market share; operating profit margin up significantly
- Market leadership in oncology strengthened; innovative anticancer medicines Avastin and Tarceva receive first market approvals; filings submitted for Boniva/Bonviva in osteoporosis
- Sixty-four new molecular entities in the R&D pipeline

Diagnostics

- Sixth straight year of market share gains; significant improvement in operating profit margin
- Growth significantly above the market average in key segments
- First DNA chip-based test introduced to support more personalised therapy

Outlook

- Pharmaceuticals and Diagnostics Divisions both expect continued above-market growth

All operating profit margins before exceptional items.


Predisposition, AmpliChip CYP450 Test
Page 8
Early detection, Amplicor HPV Test
Page 14
Prevention, Pegasys
Page 28
Diagnosis, Serum Work Area
Page 40
Therapy, MabThera/Rituxan
Page 46
Monitoring, Accu-Chek
Page 58

Table of Contents

Annual Report 2004

Finance

The Sustainability Report 2004 is published as a companion volume to the Annual Report.



Franz B. Humer, Chairman and Chief Executive Officer

Dear Shareholders

2004 was an outstanding year for your company. We achieved – and in some cases even exceeded – our ambitious goals for the year. Our operating profit was the highest ever in Roche's history. We gained marketing approvals for two breakthrough anti-cancer medicines. And we intensified the focus on our core capabilities. Thanks to a very strong operating performance and the gain from the sale of our consumer health business, net income more than doubled, reaching 6.6 billion Swiss francs. At the Annual General Meeting of Shareholders the Board of Directors will propose a dividend increase of 21% to 2 Swiss francs per share and non-voting equity security. If approved, this will be the Group's eighteenth consecutive dividend increase.

Following the sale of the consumer health unit, today's Roche is clearly positioned as a research-driven company focused on innovation in healthcare. The Group's pharmaceuticals and diagnostics businesses supply products spanning the entire healthcare spectrum, from the early detection and prevention of disease to diagnosis and treatment. These two businesses are an excellent strategic fit, for both are playing a major role in shaping the future of medicine – by contributing to more personalised therapy, for example. Given the tremendous need for new and better medical solutions and the explosive progress of science and technology, the outlook for continued growth is good despite today's challenging marketplace.

Last year both Roche divisions once again posted sales growth significantly above the market average and improved their profitability. As a result, combined operating profit from continuing businesses (before exceptional items) rose to approximately 7 billion Swiss francs.

We reinforced our leadership in oncology and gained market share in other major therapeutic areas of interest, including virology and transplantation. As a result, Roche has moved up in the global rankings and is now the eighth largest pharmaceutical company. Our diagnostics business also performed strongly. For the sixth straight year it grew significantly faster than the market, further extending its market leadership.

Very importantly for the future, both divisions again scored major successes in bringing innovative new products to market and advancing the projects in their research and development (R&D) pipelines. Tarceva, which was approved last year in the United States, is the only medicine in its class that has been shown to improve survival in patients with advanced cancers of the lung or pancreas. Avastin, a medicine offering a completely new therapeutic approach to colorectal cancer, received its first market approval in the United States last February and by the end of the year had generated nearly 700 million Swiss francs in sales. Never before has a new biopharmaceutical been adopted so quickly by prescribers. The significance of these achievements goes far beyond their commercial impact, for they give fresh hope to patients with cancer, which is still the second leading cause of death in most industrialised countries.

In addition to gaining our first market approvals for these two anticancer medicines, we received approval for our lymphoma treatment MabThera/ Rituxan and our hepatitis drug Pegasys in new indications, which means that a significantly larger number of patients will now be eligible for treatment with these important products. In the Diagnostics Division we launched the first Accu-Chek insulin pump, a state-of-the-art device that will benefit many people living with diabetes. And the launch of our AmpliChip CYP450 Test in Europe and the United States is an important step towards more personalised medicine. This DNA chip-based test marks the beginning of a new generation of diagnostic tools that can identify clinically relevant genetic variations and thus help improve treatment outcomes.

Thanks to the many young products in its portfolio, Roche has one of the lowest exposures to patent expiries in the pharmaceuticals industry – Rocephin is the only major Roche drug that will to go off patent in the United States in 2005. And because we were successful in moving every one of our major research and development projects forward in 2004, we expect to be adding even more innovative medicines to our portfolio in the years ahead. Our pharmaceuticals and diagnostics pipelines today rank among the best in the industry, thanks to our strong financial commitment to R&D – an area in which we invest over 5 billion Swiss francs annually.

Last year Roche received the prestigious Prix Galien – the 'Nobel Prize' for pharmaceutical innovation – for its pioneering new HIV/AIDS medicine Fuzeon.

Roche, together with Genentech and Chugai, is a world leader in biotechnology. And this is an area where we intend to become even stronger, both in research and development and in production. Over the next several years, for example, we will invest some 2 billion Swiss francs in expanding the Group's biotech production capacity in Basel (Switzerland), Penzberg (Germany), Vacaville (USA) and Utsunomiya (Japan).

No company can afford the high level of expenditure our projects require or take the commercial risks they involve unless it is on a solid financial footing. Our financial position improved substantially again last year, thanks to a very strong gross cash flow of over 9 billion Swiss francs from our core businesses. Group debt and interest expenses declined significantly. Net liquidity doubled to almost 12 billion Swiss francs; and the ratio of equity to total assets reached 57%.

Of course, solid financials alone are not enough for sustainable business success. For the second year now, our year-end reporting includes a sustainability report which describes our progress in creating value for the environment, the economy and society. A respected US business magazine recently included us for the first time in its list of the 100 best companies to work for in the United States. This is an honour shared by only a very few European companies, and one that our employees can be proud of.

Over the last several years we have been steadily strengthening corporate governance at Roche. Bruno Gehrig has been serving on the Board as Independent Lead Director since last year's Annual General Meeting, and recent changes to the structure of the Corporate Executive Committee have given us a broader leadership base and established clear deputising arrangements.

Your company today enjoys a number of significant competitive advantages and is well equipped for continued success. I wish to thank you, our shareholders, for your confidence in our strategy and in Roche's management team. And I would also like to thank our employees for their valuable contribution to making 2004 a very good year for Roche.

Franz B. Humer


Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring

'Some medicines work differently for me than for my sister.'

Sarah Staehelin (8), who lives with her family in Binningen, Switzerland, metabolises certain medications more slowly than other children. This means that a 'normal' dose for another child her age could be toxic for her.





DNA chips – a technology with tremendous promise

The reason why some of us respond so differently to the same doses of the same medicines may lie in our genes. Experts estimate that genetic factors account for 20–40% of the differences in how individuals metabolise and respond to drugs.

AmpliChip CYP450 Test enables a comprehensive analysis of two genes that play a key role in the metabolism of many widely prescribed drugs, and is the first DNA chip-based test to be approved for clinical diagnostic use. The test can thus help predict on the basis of a patient's genetic makeup whether he or she will metabolise certain medicines slowly, normally or quickly. This information can assist doctors in prescribing appropriate medication at the appropriate dose for their patients.

While DNA chips have long since earned a place in disease research, AmpliChip CYP450 Test signals the start of a new era in clinical diagnostics, in which chip-based tests will help doctors 'tailor' therapies to patients' individual genetic profiles.

Predisposition

Just as our genes can influence the effectiveness of certain drugs, they can also contribute to the risk of developing disease. Advances in human genetics promise to give us new insights into the links between genes and disease. The more we understand about these links, the greater the chances that we will one day be able to use gene-based tests to better identify predispositions to disease very early on. This knowledge may help doctors and patients to take timely action to delay, and possibly even prevent, the onset of disease.

Group results

Sales revenues from the Group's continuing businesses rose to 29.5 billion Swiss francs in 2004, an increase of 12% in local currencies (9% in Swiss francs); these results exclude the consumer health (OTC) businesses and the vitamins and fine chemicals business, which was sold in 2003. Both Roche divisions, Pharmaceuticals and Diagnostics, grew significantly faster than the global market. Prescription drug sales advanced 13% in local currencies (10% in Swiss francs), with positive contributions to growth coming from the Roche prescription subdivision (+8% in local currencies) and from the strategic alliances with Genentech in the United States (+45% in US dollars) and Chugai in Japan (+3% in Japanese yen). In the Diagnostics Division sales rose 8% in local currencies (6% in Swiss francs), led by the division's diabetes care, molecular diagnostics and immunochemistry businesses, which posted growth significantly above the market average.

Operating profit from continuing businesses was up substantially for the year, advancing 24% in local currencies (20% in Swiss francs) to nearly 7 billion Swiss francs (before exceptional items). The operating profit margins in both divisions again increased sharply. In the Pharmaceuticals Division the operating profit margin rose 1.9 percentage points to 25.7%, while the margin in the Diagnostics Division gained 2.4 percentage points to reach 21.4%. Strong sales growth, productivity improvements and the gains realised on the disposal of non-core products and technologies as Roche continued to realign its product portfolio were major contributors to the Group's improved profitability. Together these factors more than offset increased costs for new product launches, investments in the Group's R&D pipeline and expenditures on in-licensing agreements for products and technologies. Even excluding gains from the disposal of products, the operating margin improved significantly.

Thanks to the strong operating performances of the Group's continuing businesses, EBITDA from these businesses was up 15% to 9.2 billion Swiss francs. The EBITDA margin in the Pharmaceuticals Division reached 32.6%, compared with 31.5% the year before, and in the Diagnostics Division the EBITDA margin advanced 2.7 percentage points to 31.2%. The Group's net liquidity nearly doubled, from 5.9 to 11.7 billion Swiss francs, thanks to the strong positive cash flows from the divisions, the sale of the consumer health (OTC) businesses and the conversion of the 'LYONs IV' notes. The ratio of equity to total assets rose significantly, from 49% to 57%.

The sale of the OTC businesses (Roche and Chugai) resulted in an exceptional pre-tax gain totalling 2.3 billion Swiss francs.

The Group also completed a major acquisition during the year, purchasing Igen in the United States in early 2004 for a total consideration of 1.8 billion Swiss francs.

Financial income showed a further year-on-year improvement, with the Group recording a net financial expense of 359 million Swiss francs for 2004 (compared with an expense of 667 million Swiss francs in 2003). Group debt was reduced by a further 6.3 billion Swiss francs, to 9 billion Swiss francs, resulting in a decrease in interest expense. The conditions are thus now in place for a balanced financial income in 2005. The conversion and redemption of debt instruments yielded an exceptional pre-tax gain of 908 million Swiss francs. Including this exceptional gain, financial income for 2004 was positive.

Net income increased 116% (or 3.6 billion Swiss francs) to 6.6 billion Swiss francs thanks to the further improvement in the Group's operating results and the gains from the sale of the OTC businesses and the conversion and redemption of debt instruments.

Outlook

In 2005 the results in the Pharmaceuticals Division will be influenced by the expiry of the US patent for Rocephin and by costs for product launches in key markets and significant development activities. As an overall outcome we anticipate local-currency sales growth above the world market and an operating profit margin (before exceptional items) broadly in line with that for 2004.

In 2005 Roche Diagnostics expects to outgrow the world market again in terms of local-currency sales. The division also expects further progress towards its goal of an operating profit margin (before exceptional items) of around 23% in 2006.

In addition, Roche expects a balanced financial income in 2005.

Strategy

The Group

Scientific advances, demographic trends and economic developments are reshaping healthcare and the healthcare industry. The explosion of scientific knowledge, led by disciplines such as genetics, genomics, proteomics and bioinformatics, is providing completely new insights into human biology and disease, opening the way for new approaches to diagnosis and treatment. This is good news, since we still lack effective treatments for most of the diseases that afflict mankind. To a very large extent, of course, decisions about what resources to set aside and what infrastructure to provide for healthcare are public policy issues.

Roche recognises these trends and their complex interplay. In 2004 we continued the process of restructuring the Roche Group to focus entirely on our innovation-driven, high-tech pharmaceuticals and diagnostics businesses. Because it can exploit the enormous combined knowledge base of both these businesses, Roche is positioned to play a leading role in advancing new paradigms in healthcare delivery. Our tailor-made products and services span the entire healthcare spectrum, from the emerging fields of predisposition screening and early detection to prevention, diagnosis, therapy and treatment monitoring. Our broad scientific expertise in all these areas helps patients and physicians to make earlier and better health and treatment decisions. And our comprehensive product portfolio is a clear strategic advantage as we move steadily towards a new era in which medical care will increasingly be tailored to individual patients.

Our Pharmaceuticals and Diagnostics Divisions and our majority shareholdings in Genentech (USA) and Chugai (Japan) are the backbone of our innovation network. Their capabilities are augmented by technology collaborations and a constellation of alliances to develop individual products and entire product portfolios. This decentralised strategy enables us to combine maximum scope with flexibility, while also allowing our partners the necessary entrepreneurial freedom.

Pharmaceuticals

Roche Pharmaceuticals discovers, develops, manufactures and markets clinically differentiated medicines offering real added value over existing treatments. Efforts are focused on addressing unmet, or inadequately met, medical needs in selected therapeutic areas, and particularly on developing medicines that can help extend the length and improve the quality of people's lives. We aim to be a leader in each of our areas of interest.

Oncology is a good example of the strategic course we are pursuing. With five anticancer medicines that have been shown to improve patient survival, Roche is the leader in oncology, a therapeutic area which for decades saw very little progress despite intensive global efforts. Cancer research is one of our focus areas, and we have a wide range of promising projects in the R&D pipeline. Virology is another key research area where we are very strong and have made important contributions – for example in advancing the treatment of hepatitis and HIV/AIDS. Roche is also a leader in transplantation medicine and anemia. And our pipeline is delivering new products to treat osteoporosis, asthma, rheumatoid arthritis, Alzheimer's disease and diabetes.

Last year the division invested over 4 billion Swiss francs in research and development – a figure that clearly signals our commitment to remaining a science-driven company. The remarkable depth and quality of our R&D pipeline is widely recognised and provides clear and convincing evidence of our strong in-company capabilities and the productivity of our partnering relationships.

Biomarkers point the way to better healthcare



Scientists at Roche Pharmaceuticals and Roche Diagnostics are working together to develop biomarkers that can be used to diagnose diseases, identify the patients most likely to respond to a particular treatment and help develop new drugs.

Biomarkers are biological molecules that provide genetic and other information on metabolic or disease processes. They have tremendous potential in diagnostics and in the search for better medicines.

The Roche Biomarker Program is a key part of the Group's strategy of linking pharmaceutical and diagnostics expertise for better, more targeted healthcare. Its aim is to find biomarkers that reveal the presence of disease before clinical signs or symptoms appear; differentiate between disease subtypes or related conditions; help identify patient subgroups that differ in their responses to therapy; or provide leads to potential drug targets. Biomarker tests will improve our ability to diagnose disease, open up new possibilities for prevention and help in developing medicines that are safer, work better and are more cost-effective.

Roche already markets tests that tell doctors if antiviral treatment is having the desired effect or if a patient can tolerate certain medications and at what dosage. The Group's combined expertise in discovering and developing novel diagnostic tests and medicines puts it at the forefront of the emerging field of personalised medicine.

But innovation in research and development is not enough. To meet our ambitious objectives, we are also pursuing technology leadership in production and other areas. Biotechnology, for example, is an area that has steadily gained in importance at Roche in recent years. Already, five of Roche's ten top-selling medicines are manufactured using biotechnology, and combined revenues from biopharmaceuticals currently account for about 40% of the Group's total prescription drug sales. The ability to anticipate trends and exploit the potential of new technologies has long been one of Roche's strengths. Our majority interest in the California-based biotech pioneer Genentech – now one of the biggest and most successful companies in the industry – dates all the way back to 1990, for example. In addition, we own one of Europe's most important biotech research and manufacturing sites, in Penzberg (Germany).

Diagnostics

Diagnostic tools and tests can be expected to play an increasingly important role in ensuring that patients are correctly diagnosed as early as possible and receive the best available treatment – and thus in helping to optimise the use of limited healthcare resources.

The diagnostics industry thus has a vital contribution to make to keeping medical care affordable. On average, laboratory services account for only about 1% of total healthcare spending. Yet the information these services provide has tremendous potential for making healthcare delivery as a whole more efficient and effective, which will mean a significantly better cost-benefit ratio for the other 99% of expenditure. Roche Diagnostics is working today to turn these potential gains into reality and help relieve the pressure on health budgets.

Roche is the only company supplying products and services to all segments of the in-vitro diagnostics market, from research institutions, hospitals and commercial laboratories to patients. Our novel analytical systems, featuring powerful workflow automation capabilities, are at the cutting edge of innovation in laboratory technology. And our connectivity solutions and data management systems are further examples of state-of-the-art products from Roche. By helping health professionals to cope with the flood of data from increasingly complex tests, they contribute to sounder therapeutic decision-making.

The increasing role of patients in managing their own health also has far-reaching implications for the diagnostics industry. As that role continues to grow, so will demand for handy, easy-to-use instruments that can not only match the precision and accuracy of a laboratory but also make treatment recommendations. This is what we mean by the trend towards 'actionable health information'.

Scientific research is providing ever deeper insights into the causes of disease. In addition to enabling faster and more accurate diagnoses, these insights are revealing ways of identifying risk factors and detecting the presence of disease much earlier than is possible today. This will expand opportunities to start preventive treatment or other measures at a stage when the onset of disease can still be avoided. At the same time our understanding of the reasons why medicines are not equally effective in all patients with the same disease is steadily increasing. In future DNA-based tests will help identify patients who are unlikely to respond to certain medicines, could have adverse reactions to them or could simply benefit from a dose adjustment. As a result, physicians will be able to chose safer, more effective options when writing prescriptions for their patients.

Developing medicines, tests and systems to meet today's and tomorrow's needs requires extensive know-how and sizeable investments, and Roche is prepared to make these investments.

As a highly focused healthcare company, Roche is well equipped to meet the challenges of a changing marketplace and in an excellent position to take advantage of new opportunities for growth. Our combined know-how in diagnostics and therapeutics enables us to create sustainable value for patients, physicians and healthcare systems.

Greater certainty in assessing cervical cancer risk

Cervical cancer is the second leading cause of death from cancer in women. It is almost always triggered by certain forms of the human papillomavirus (HPV). Seeing a gynecologist for regular screening tests helps to detect HPV early, but the tests available to date have clear limitations. A Pap test alone often delivers inconclusive or ambiguous results and fails in some 20% of cases to detect precancerous conditions. Compared to the Pap test, Amplicor HPV Test, a new molecular diagnostic assay developed by Roche and launched in Europe in 2004, provides a significantly more accurate indication of risk. One practical benefit is that from now on healthy women may be spared the anxiety of waiting for the results of additional tests. And more importantly, it means that an increased number of patients may start receiving appropriate care at an early stage. Early diagnosis of cervical cancer gives patients an almost 100% chance of recovery.

Early detection

The earlier a disease is detected, the better the chances of treating it effectively. Screening examinations increase the likelihood of spotting the first signs of disease and providing timely therapy. The benefits of targeted screening are particularly evident with respect to high-risk groups, since early diagnoses not only help patients but also contribute to controlling healthcare costs.




"When available in the US, this HPV test will be important in triaging abnormal Pap smears and screening."
Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring

Warner K. Huh (35), a physician and respected cancer researcher who lives in Birmingham (Alabama), USA, values the potential importance of the new Amplicor test for human papillomavirus (HPV).

Pharmaceuticals Division in brief

Pharma Executive Committee *since 1 January 2005*

William M. Burns	CEO Division Roche Pharmaceuticals
George Abercrombie	North America
Jennifer Allerton	Informatics
Eduard Holdener	Development
Peter Hug	Partnering
Jonathan K.C. Knowles	Research
Dominic Moorhead	Finance and Controlling
Paul Newton-Syms	Human Resources
Charles Sabbah	Strategic Marketing
Claude Schreiner	Western Europe
Jan van Koeveringe	Technical Operations

Sales *in millions of CHF*

2004	**21,695**
2003	19,781
2002	17,294

Operating profit before exceptional items *in millions of CHF*

2004	**5,573**
2003	4,698
2002	3,894

Number of employees

2004	**45,108**
2003	44,535
2002	42,795

Key figures

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	21,695	10	13	100
– Roche prescription	13,970	5	8	64
– Genentech prescription	4,522	34	45	21
– Chugai prescription	3,203	1	3	15
EBITDA	7,079	14	18	32.6
Operating profit[1]	5,573	19	23	25.7
Research and development	4,355	12	17	20.1

1) Before exceptional items.

Pharmaceuticals

'In 2004 Roche Pharmaceuticals extended the Group's market leadership in oncology, helped by outstanding clinical data on products such as MabThera/Rituxan, Avastin and Tarceva. The launch of Avastin in the United States, its first market, has been a resounding success. Tarceva, which received its first marketing approval in the United States late in the year, is the only drug in its class to demonstrate survival benefit in late-stage lung cancer and pancreatic cancer. With our strong portfolio of virology products – also backed by a growing body of solid data – we are bringing benefits to more and more patients with hepatitis, HIV/AIDS and influenza. These developments show that we are successfully translating cutting-edge R&D into clinically differentiated products. This is also good business: six of our prescription medicines now exceed one billion Swiss francs in revenues.'



William M. Burns, CEO Division Roche Pharmaceuticals

Results

Roche Pharmaceuticals – including Genentech and Chugai – continued to deliver strong performance in 2004, recording total sales of 21,695 million Swiss francs. This represents an increase over the previous year of 13% in local currencies, well ahead of the global market. Once again, growth was driven by the Group's oncology, virology and transplantation franchises. Operating profit (before exceptional items) increased further, advancing 23% in local currencies and 19% in Swiss francs to 5,573 million Swiss francs. Despite a sustained high level of investment in R&D and product launch activities, the division posted another significant increase in profitability, recording an operating profit margin (before exceptional items) of 25.7%, compared with 23.8% in 2003. The operating margin also increased when all product in- and out-licensing activities are excluded. EBITDA totalled 7,079 million Swiss francs or 32.6% of sales, compared with 31.5% the previous year. The sale of Roche's non-prescription medicines business to Bayer and of Chugai's OTC business to Lion Corporation was completed at the end of 2004.

Regions

All regions contributed to growth in 2004. Sales by Roche and Genentech in North America were up 20%[1], well ahead of the market (8%), fuelled primarily by strong demand for Avastin, established oncology brands and the hepatitis combination Pegasys and Copegus. The oncology and hepatitis franchises were also the main contributors to above-market growth in Europe (12% vs a 7% market average). Sales by Chugai in Japan rose 3%, compared with local market growth of 2%. In Latin America the division recorded double-digit sales growth against a background of steady market recovery. Growth in the markets of the Asia–Pacific region was strong, while in the Middle East and Africa it held up well despite political and economic turbulence.

Sales by region


Latin America 6%
Japan 15%
Others 9%
Europe 32%
North America 38%

Therapeutic areas

Oncology

While cancer is still one of the main causes of death in industrialised countries, recent years have seen major treatment advances. A particularly promising approach is targeted cancer therapy, which specifically attacks the processes driving cancerous cells while leaving healthy cells unharmed. The Roche Group is at the forefront of this innovation.

In 2004 the Roche Group's oncology portfolio[2] earned revenues of 7.7 billion Swiss francs and posted a gain of 32%. Oncology products now account for 35% of the Group's total prescription drug sales. As a result of this very strong performance we further expanded our market share and consolidated our global lead in this important therapeutic area. Roche is the only pharmaceuticals group offering five anticancer medicines that can help extend the lives of cancer patients, together with an unparalleled portfolio of supportive care products that can improve the quality of life of people with cancer.

1) All growth rates are based on local currencies.
2) Oncology portfolio: MabThera/Rituxan, Herceptin, Avastin, Xeloda, Tarceva, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (29%), Roferon-A (85%), Neutrogin, Picibanil.

Non-Hodgkin's lymphoma (NHL), a group of malignancies of the lymphatic system, affects approximately 1.5 million people worldwide and claims an estimated 300,000 lives each year. MabThera/Rituxan, the world's first therapeutic monoclonal antibody for indolent and aggressive forms of NHL, delivered strong growth in 2004, particularly in Europe and Japan. Sales of the product benefited from its approval last August in Europe for first-line use in indolent NHL; new data show a survival benefit for this group of patients. In addition, two large clinical trials have shown that maintenance treatment with MabThera/Rituxan over two years is highly effective in patients with indolent NHL.

Breast cancer is the most common cancer among women worldwide. Herceptin, a monoclonal antibody for the targeted treatment of breast cancer, is tailored to a subgroup of patients with a particularly aggressive type of tumour (HER2-positive) that accounts for approximately 20–30% of all breast cancers. In 2004 Herceptin generated sales of almost 1.5 billion Swiss francs, with solid gains in all major markets. Adoption of the drug as first-line therapy received a major boost in June, when the combination of Herceptin plus Taxotere was approved for this indication in the European Union. Clinical studies have shown that Herceptin in combination with Taxotere or Taxol significantly prolongs survival of patients with advanced breast cancer. Ongoing clinical development is aimed at establishing the drug in combination with hormonal treatment and as adjuvant therapy for early breast cancer.

Total sales of Xeloda, for colorectal and breast cancer, rose 7% in 2004, with growth outside the United States an impressive 31%. Although sales growth in the United States was impacted in the first half of the year by a number of important changes in the marketplace, prescription figures continued to show increasing adoption of the product. Global sales are expected to accelerate in 2005, helped by new clinical data. In August Roche filed applications with the EU and US authorities for approval of Xeloda in a new indication, adjuvant treatment of colon cancer patients following surgery. Because it is taken orally, Xeloda is a far more convenient option for these patients than the injectable regimens currently available.

Biotech production: therapeutic proteins made to order



Biotechnology and biopharmaceuticals have led to therapeutic breakthroughs in a number of diseases, notably cancer. Roche is at the forefront of advances in biotechnology and aims to be a world leader in biopharmaceutical R&D, production and marketing.

The Roche Group, including Genentech and Chugai, already owns almost a third of the world's biopharmaceutical manufacturing capacity and is currently building new facilities in Basel (Switzerland), Penzberg (Germany), Vacaville (USA) and Utsunomiya (Japan) at a cost of some 2 billion Swiss francs. The new plants will help build Roche's leadership in biotechnology and ensure that sufficient manufacturing capacity is available to meet expected demand for the Group's new medicines.

Biotech manufacturing techniques harness the natural biological processes of living cells to make useful products – products like the innovative anticancer medicines Avastin and Herceptin, for example. These biopharmaceuticals, which belong to a group of therapeutic proteins known as monoclonal antibodies, are produced with the help of cells that have been genetically modified using recombinant DNA techniques. The cells are cultured (grown) in special fermenters called bioreactors, and as they grow and multiply they secrete the desired protein (antibody) into the culture medium. The product is 'harvested' by separating the antibody from the biomass (cells, culture medium and waste products), concentrated and purified. It is then ready for formulation into the final pharmaceutical product.

Sales by therapeutic area


Transplantation 8%
Dermatology 2%
Metabolic disorders 8%
Central nervous system 5%
Infectious diseases 7%
Cardiovascular diseases 8%
Inflammatory diseases/ bone diseases 3%
Virology 11%
Others 5%
Anemia 8%
Oncology 35%

In February Genentech received approval for Avastin in the United States for use in combination with chemotherapy in patients with previously untreated metastatic cancer of the colon or rectum. After an extremely successful launch, demand for the product in its first market has been strong, resulting in sales of almost 700 million Swiss francs in less than 12 months. In January 2005 Avastin also received marketing approval in the EU. In December 2004 Avastin was approved in Switzerland, which also opens the way to registration of the medicine in over 90 countries worldwide that are guided by Swiss regulatory decisions in their own review processes. Clinical trials have repeatedly demonstrated that Avastin, when added to chemotherapy, significantly prolongs survival in patients with metastatic colorectal cancer, regardless of the chemotherapy used. Data released in November showed that the product also significantly improves median survival in patients with relapsed metastatic colon cancer. (See also *Research and development,* p. 26.)

Tarceva, a breakthrough anticancer drug developed by Genentech, OSI Pharmaceuticals and Roche, was approved by the US Food and Drug Administration (FDA) in November as monotherapy for advanced non-small cell lung cancer (NSCLC). Approval, which followed a priority review, was based on the results of a phase III trial showing that the drug

Avastin shuts down blood supply to tumours



Tumours, like other body tissues, need a constant supply of oxygen and nutrients. They get this by creating their own network of blood vessels through a process called angiogenesis. Avastin is the first medicine that specifically inhibits tumour angiogenesis.

By targeting a protein called vascular endothelial growth factor (VEGF), a key mediator of tumour angiogenesis, Avastin interferes with the blood supply that is essential for the growth of cancers and their spread (metastasis) to other parts of the body.

Although the importance of angiogenesis for cancer growth had long been recognised, it wasn't until 1989 that scientists at Genentech established VEGF's critical role in promoting the formation of new blood vessels in tumours. Four years later they demonstrated that a specific anti-VEGF antibody could suppress tumour growth, opening the way to development of Avastin, the world's first approved anti-angiogenic cancer treatment.

Currently approved in the US, EU, Switzerland and Israel in combination with chemotherapy for patients with metastatic cancer of the colon or rectum, Avastin has broad potential for use in a number of solid tumours. This groundbreaking new biopharmaceutical is further testimony to the success of Roche and Genentech's long-standing alliance.

Major product approvals and launches in 2004[1]

Product	Generic name	Indication	Country
Avastin	bevacizumab	first-line treatment, in combination with chemotherapy, of metastatic colorectal cancer	USA, Switzerland, EU
Boniva/Bonviva	ibandronate	treatment and prevention of osteoporosis, 2.5 mg daily tablet	EU, Switzerland
Herceptin	trastuzumab	metastatic breast cancer, in combination with Taxotere	EU, Switzerland
Invirase	saquinavir	HIV disease, 500 mg formulation	USA
MabThera/Rituxan	rituximab	first-line treatment of indolent non-Hodgkin's lymphoma	EU, Switzerland
NeoRecormon	epoetin beta	anemia indications, 30,000 IU prefilled syringe	EU, Switzerland
Pegasys	peginterferon alfa-2a	hepatitis C, prefilled syringe	USA
		hepatitis B	Switzerland
		hepatitis C, normal ALT	EU
Tarceva	erlotinib	second- or third-line treatment of advanced non-small cell lung cancer	USA
Xenical	orlistat	prevention of type 2 diabetes (XENDOS data)	EU, USA

1) Includes supplemental indications; updated to end of January 2005.

extends overall survival in patients with pretreated lung cancer. An application for marketing authorisation is being evaluated by the EU authorities. Data from another phase III study showed that Tarceva increases the survival of patients with metastatic pancreatic cancer when added to chemotherapy. Tarceva is currently being investigated in a variety of malignant diseases (see *Research and development*, p. 26).

Kytril, used to control nausea and vomiting in patients receiving chemo- or radiation therapy or who have undergone surgery, continued to perform well in a highly competitive marketplace.

Sales of Bondronat grew strongly in 2004, helped by continued rollout of the drug in Europe and other markets following its approval for the prevention of skeletal events in patients with breast cancer and bone metastases.

Anemia

Anemia occurs when the number of red blood cells falls below normal, starving organs and tissues of oxygen. It is seen in over 80% of patients with impaired renal function due to chronic kidney disease and in up to 60% of patients with cancer. The potential long-term effects of anemia include cardiovascular disease in renal patients and reduced survival in patients with cancer. Anemia can be fatal if left untreated. The global market for anti-anemia products is currently estimated to be worth 13.3 billion Swiss francs.

Against a background of continued price pressure in the anemia market as a whole, Roche's NeoRecormon and Chugai's Epogin posted combined sales of 2.1 billion Swiss francs. They remain the leading products for the treatment of renal anemia in their respective markets. Sales of NeoRecormon in cancer-related anemia grew by 14%, driven by the successful launch and penetration of a new once-weekly 30,000 IU pre-filled syringe that offers patients high efficacy plus convenient dosing.

Transplantation

Over 50,000 people worldwide receive life-saving organ transplants each year. Thanks to advances in surgical procedures and immunosuppressive therapy to prevent organ rejection, transplant recipients can now survive for many years with their new organs. With long-term immunosuppressant treatment now routine, doctors are reducing the use of relatively toxic immunosuppressant drugs in favour of medications with minimal toxicity, such as CellCept.

Roche is now the global market leader in transplantation medicines. In 2004 the Group's transplantation portfolio posted sales of 1.8 billion Swiss

Top-selling products in 2004

Product	Generic name	Indication	Sales in millions of CHF	% change in local currencies
MabThera/Rituxan[1]	rituximab	non-Hodgkin's lymphoma	3,378	28
NeoRecormon, Epogin[2]	epoetin beta	anemia	2,082	1
Pegasys[3] + Copegus	peginterferon alfa-2a + ribavirin	hepatitis B and C	1,562	72
Herceptin[1]	trastuzumab	metastatic breast cancer	1,435	26
CellCept	mycophenolate mofetil	transplantation	1,403	10
Rocephin[3]	ceftriaxone	bacterial infections	1,302	0
Avastin[1]	bevacizumab	metastatic colorectal cancer	690	–
Xenical	orlistat	weight loss, weight control	593	–2
Xeloda[3]	capecitabine	colorectal or breast cancer	534	7
Kytril[3]	granisetron	nausea and vomiting induced by chemotherapy or radiation therapy or following surgery	457	8
Nutropin[4], Protropin[4]	somatropin, somatrem	growth hormone deficiency	448	9
Dilatrend	carvedilol	chronic heart failure, hypertension, coronary artery disease	361	–8
Pulmozyme[4]	dornase alfa/DNase	cystic fibrosis	338	8
Tamiflu[3]	oseltamivir	treatment and prevention of influenza A and B	330	–22
Cymevene, Valcyte	ganciclovir, valganciclovir	cytomegalovirus infection	329	22
Neutrogin[2]	lenograstim	neutropenia associated with chemotherapy	322	2
Roaccutane/Accutane	isotretinoin	severe acne	316	–37
Activase[4], TNKase[4]	alteplase, tenecteplase	myocardial infarction	275	6
Madopar	levodopa + benserazide	Parkinson's disease	245	2

1) Jointly marketed by Roche, Genentech and Chugai.
2) Marketed by Chugai.
3) Jointly marketed by Roche and Chugai.
4) Jointly marketed by Roche and Genentech.

francs, an increase of 11%, with Roche's flagship transplantation drug CellCept showing solid growth. Despite the entry of new competitors, the product's share of the total immunosuppressant market remains a strong 29%. While CellCept remains the leading branded immunosuppressant in the United States, with total prescriptions up by 24%, US sales were negatively impacted in the second half of the year by changes in wholesaler buying patterns, the effects of which are expected to disappear during the first half of 2005. Sales of Zenapax, used in conjunction with CellCept to prevent acute kidney transplant rejection, increased 2% to 41 million Swiss francs.

Combined sales of Valcyte and Cymevene showed solid growth of 22% in 2004 as Valcyte became the global market leader for the prevention of cytomegalovirus infection (CMV). Valcyte has now been launched in most major markets in its new indication, the prevention of CMV disease in solid organ transplant patients. It also remains the leading drug for the treatment of CMV retinitis in HIV patients.

Virology

The liver is one of the body's most important organs, performing over 500 vital functions. The hepatitis B and C viruses (HBV, HCV) both cause acute and chronic liver disease, potentially leading to liver failure, cirrhosis and cancer. Worldwide, 350 million people are thought to be chronically infected with HBV, a highly infectious pathogen that is responsible for an estimated 1 million deaths annually. More than 170 million people around the world are infected with HCV, and 3 to 4 million new cases occur each year. Hepatitis C is the main reason for liver transplantation.

In 2004 Roche enhanced its leadership position in hepatitis C, with sales of its combination therapy Pegasys plus Copegus advancing to over 1.5 billion Swiss francs. At year end Pegasys accounted for over 60% of both the US and global pegylated interferon markets. During the year new data demonstrated the significant benefits of Pegasys plus Copegus in two hepatitis C patient subgroups: patients co-infected with HIV, and patients with persistently normal liver enzymes (normal ALT), a subgroup that would traditionally not be considered for treatment. Roche received marketing authorisation in Europe for the normal ALT indication in November. Regulatory filings for approval of the combination in HIV–HCV co-infection were submitted in mid-2004 in the European Union and in the United States. We received a positive opinion from the EU authorities in December, and the US filing has been granted priority review. Roche has completed its development programme for Pegasys in chronic hepatitis B, with extensive clinical trial data supporting its use as a first-line treatment of the disease. Marketing applications have now been filed in Europe, the United States and elsewhere. In January 2005 the EU authorities recommended approval. Following approvals in Asia, where hepatitis B is particularly prevalent, and in December in Switzerland, Pegasys has become the first pegylated interferon to have this indication anywhere in the world.

HIV is a worldwide pandemic. The World Health Organization estimates that over 39 million people, including more than 2 million children, were living with HIV/AIDS at the end of 2004. For almost 20 years Roche's innovative drugs and diagnostic tests have placed it at the forefront of efforts to combat HIV infection and AIDS, and we will continue working to improve the standard of HIV care worldwide. For information on Roche's HIV/AIDS initiatives, see our Sustainability Report or visit www.roche.com.

Sales of Fuzeon, for the treament of HIV, improved steadily in 2004, reaching 168 million Swiss francs at year end. Roche and Trimeris are working to

Breakthrough HIV medicine tackles drug resistance



Developed jointly by Roche and Trimeris, Fuzeon is the first major innovation in HIV treatment since 1996. Its novel mechanism of action makes it effective even against strains of the virus that are resistant to other drugs.

Drug resistance is a major challenge to the effective treatment of HIV. One study reports that up to 50% of patients on antiretroviral treatment in North America are infected with a strain of the virus that is resistant to one or more anti-HIV drugs. New medicines to combat drug-resistant HIV are thus urgently needed.

Fuzeon is helping to address this need. It is the first of a new class of drugs that inhibit HIV replication and its devastating effects on the immune system by blocking the virus before it can enter human immune cells. Treatment with subcutaneous Fuzeon significantly reduces viral load and increases the number of healthy immune cells, enhancing patient well-being and quality of life. This advance in HIV treatment won the prestigious International Prix Galien for pharmaceutical innovation in 2004.

Roche has launched comprehensive nurse-to-patient and patient-to-patient support initiatives to help coach patients through the first three critical months of therapy, by which time the dramatic benefits of Fuzeon can be seen and self-injection becomes routine.

accelerate the uptake of Fuzeon through major physician and patient education initiatives. Strong 96-week treatment data were presented during the year, confirming the virological and immunological benefits and good tolerability of long-term treatment with Fuzeon. These findings and the inclusion of 48-week treatment data in the product's US and EU labels support the case for expanded use of the drug. In 2004 Fuzeon was awarded the prestigious International Prix Galien.

Primary care

Global sales of Xenical were down slightly in a market that is still in overall decline. While US sales fell significantly, the product experienced steady growth elsewhere. In September the European Commission approved removal of the 2.5 kg pre-treatment weight-loss requirement from the product's EU label, based on extensive long-term data supporting the drug's efficacy and safety. Based on the results of the landmark XENDOS study, the US and EU authorities approved label changes stating that Xenical can delay the onset of (US) or reduce the risk of developing (EU) type 2 diabetes in obese patients.

Following patent expiries in several major European markets in April 2004, generic erosion led to a decline in sales of Dilatrend, a leading beta blocking agent for hypertension, chronic heart failure and coronary artery disease.

Due to a relatively mild influenza season, sales of Tamiflu declined despite initial orders of pandemic readiness supplies. Preclinical tests have shown Tamiflu to be effective against the highly pathogenic human and avian H5N1 influenza virus, considered the most likely source of a pandemic strain. Experts have called on governments to establish stockpiles of Tamiflu in readiness for a possible pandemic. Roche is working with a number of governments to determine requirements. It has already increased Tamiflu production capacity to meet additional demand and plans to increase it again in 2005.

Boniva/Bonviva is being developed as the first once-monthly oral treatment for postmenopausal osteoporosis. One-year data from a two-year multi-

Boniva makes osteoporosis treatment easier to take



Pharmaceutical innovation isn't just about finding new drugs. It can also mean making effective drugs easier for patients to use. When the disease involved is common, chronic, and undertreated, this type of innovation can have wide-reaching benefits.

Osteoporosis causes a gradual loss of bone density, making bones brittle and prone to break. It affects millions of people worldwide, especially women after the menopause, with broken vertrebrae and hips among its potential consequences. Besides the toll it inflicts on patients, osteoporosis has a major impact on healthcare systems. People who break a hip, for example, usually spend 20–30 days in hospital.

Although there is no cure for osteoporosis, treatment with current bisphosphonates can halt or reverse bone loss and reduce the risk of fractures. However, using these medicines is complicated: patients must take a daily or weekly tablet in the morning, on an empty stomach, then remain upright and not eat for half an hour. Currently, around 50% of osteoporosis patients stop therapy in the first six months and thus derive little or no benefit.

Boniva/Bonviva, Roche's new bisphosphonate and the first once-monthly tablet for osteoporosis, should make it much easier for patients to stay on treatment, thus minimising the risk of fractures. And, because some patients are unable to tolerate oral bisphosphonates, Roche is developing Bonviva injections so that even more people can benefit from this innovative drug.

national study show that once-monthly oral Boniva is an effective, well-tolerated and convenient alternative to current daily and weekly oral bisphosphonate regimens and has the potential to improve long-term treatment adherence. In addition, new data from a multinational study of injectable Boniva have shown it to be the first injectable bisphosphonate that is effective when administered once every two or three months, offering all osteoporosis patients greater choice and especially helping those unable to tolerate oral therapy. The once-monthly oral formulation has already been filed in the United States, the European Union and Switzerland. We are now preparing for launch together with our partner, GlaxoSmithKline. A marketing application for Boniva two-monthly or three-monthly intravenous injection was submitted to the US FDA at the end of 2004.

Other major products

Rocephin remained the world's leading injectable antibiotic in 2004, posting total sales of over 1 billion Swiss francs. Rocephin had a strong year in the United States, with sales growing 8%. European sales of the product declined less than expected due to the delayed introduction of generics in Italy.

Sales of Roaccutane/Accutane, for severe acne, fell more than one-third in 2004. The decline was largely due to the market entry of competing generics in the United States and Europe. During 2004 Roche worked closely with the EU health authorities on the introduction of an enhanced, harmonised pregnancy prevention programme for women taking Roaccutane/Accutane (isotretinoin) in all member states. In the United States Roche has been working with the FDA and generic manufacturers to create a register of all patients treated with products containing isotretinoin. The register is expected to be launched in July 2005 and will replace the current Accutane programme.

Research and development

Roche Pharmaceuticals invested 4.4 billion Swiss francs in R&D in 2004. At 20.1% of sales, this again puts us above the industry average and shows our strong commitment to innovation.

107 research projects in major therapeutic areas
(31 Dec. 2004)



Oncology 27
Neurological and psychiatric diseases 21
Viral diseases 8
Respiratory diseases 5
Genitourinary diseases 2
Inflammatory, autoimmune and bone diseases 11
Cardiovascular and metabolic diseases 33

We aim to develop well-profiled medicines that add significant value for patients, physicians and payers in each of our therapeutic areas of interest. Pharma Research is applying a strategy that is steadily increasing both the quantity and quality of the compounds moved into development by screening out those with undesirable characteristics at the discovery stage. Preclinical and clinical risk-defining studies that traditionally are conducted in later phases have now been moved into phase I. While this may result in longer phase I cycle times, we believe it will increase the quality of the compounds entering the later, more costly development phases. In addition, we have aligned drug safety evaluations from discovery right through to marketing in a seamless process.

The Pharmaceuticals Division R&D pipeline currently includes 64 new molecular entities (NMEs), of which 13 are in phase 0, 30 in phase I, 13 in phase II and eight in phase III or filed.

In 2004 Roche Research and Development filed twelve investigational new drug applications with the FDA, a significant increase over previous years.


See page fold-out for pipeline details. For regularly updated information on Roche's R&D pipeline, please visit http://www.roche.com/home/investors/inv_pipeline.htm

	■ R435[9]	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	pancreatic cancer				■	
	■ R435[9]	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	renal cell carcinoma				■	
	■ R435[9]	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	NSCLC				■	
	■ R435[9]	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic breast cancer				■	
	■ R435[9]	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	ovarian cancer (1st line/refractory)			■		
	□ R547		enzyme inhibitor	solid tumours	■				
	■ R597[9]	Herceptin (trastuzumab)	anti-HER2 monoclonal antibody	adjuvant breast cancer				■	
	■ R597[9]	Herceptin (trastuzumab)	anti-HER2 monoclonal antibody	metastatic breast cancer – combination with hormone therapy				■	
	■ R597[9]	Herceptin (trastuzumab)	anti-HER2 monoclonal antibody	advanced gastric cancer				■	
	□ R925	Bondronat (ibandronate)	bisphosphonate	metastatic bone pain in all tumour types				■	
	■ R1507			solid tumours	■				
	□ R769			oncology	■				
	□ R1530			oncology	■				
Respiratory diseases	■ R35[6]	(daclizumab)	anti-CD25 monoclonal antibody	asthma			■		
	□ R411		dual integrin antagonist	asthma			■		
	□ R667		nuclear receptor agonist	emphysema			■		
Viral and other infectious diseases	□ R1558[17]		antibiotic	bacterial infection		■			
	□ R1626		polymerase inhibitor	hepatitis C		■			
	■ R420	Pegasys	peginterferon alfa-2a	chronic hepatitis B					■
	□ R56	Invirase (saquinavir)	protease inhibitor	HIV, 500 mg tablet					■
Participation through Genentech	■ Lucentis[18]	Lucentis (ranibizumab) (formerly AMD Fab)	Fab fragment to anti-VEGF	age-related macular degeneration				■	
	■ Xolair[19]	Xolair (omalizumab)	anti-IgE antibody	pediatric asthma				■	
				peanut allergy			■		
Participation through Chugai	□ BO-653		anti-oxidant	coronary heart disease			■		
	■ CHS13340		recombinant parathyroid hormone	osteoporosis			■		
	□ ED-71		vitamin D derivative	osteoporosis				■	
	■ CAL		anti-PTHrP Mab	bone metastases			■		
	□ CHC12103		polyglutamateTXL	solid tumours (ovarian cancer, NSCLC)		■			
	□ Femara	Femara (letrozole)	aromatase inhibitor	breast cancer					■
	□ Antevas	Antevas	radical scavenger	subarachnoid hemorrhage					■
	□ GM-611		motilin agonist	gastroparesis, irritable bowel syndrome			■		
	□ VAL		liver regenerator	post hepatectomy			■		
Opt-in opportunities Genentech	□ BR3-FC[20]		fusion protein	rheumatoid arthritis	■				
	■ R105[20]	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	multiple sclerosis/ANCA associated vasculitis, SLE			■	■	
	□ G-024856[21]		topical hedgehog antagonist	basal cell carcinoma	■				
	■ PRO1762[22]		APO2L/TRAIL	cancer		■			
	■ VEGF (PRO128115)	VEGF	recombinant VEGF	diabetic foot ulcers		■			
Opt-in opportunities	□ BAL8557[23]		antifungal	fungal infection		■			
	□ R1583[24]		GLP-1	type 2 diabetes		■			
	□ R1564[25]		vascular targeting agent	solid tumours		■			
	□ R1668[26]		E2F modulator	solid tumours		■			
	□ R1524[27]		calcineurin inhibitor	acute renal transplant rejection		■			
	□ R1495[28]		non-nucleoside reverse transcriptase inhibitor	HIV	■				

External partners (project ID)

1) Genentech/Biogen Idec
2) Chugai
3) Genentech (PRO70769)
4) GlaxoSmithKline
5) Nippon Shinyaku (NS-220)
6) Japan Tobacco (JTT-705)
7) Memory Pharmaceuticals (MEM1414)
8) Memory Pharmaceuticals (MEM1917)
9) Genentech
10) Genentech/OSI Pharmaceuticals
11) Kosan Biosciences (KOS862)
12) Ipsen
13) Antisoma
14) Ipsen (BN80927)
15) Kosan Biosciences (KOS1584)
16) Protein Design Labs
17) Sankyo (CS-023)
18) Novartis Ophthalmics
19) Novartis and Tanox
20) Biogen Idec
21) Curis
22) Amgen and Immunex
23) Basilea Pharmaceutica
24) Ipsen (BIM51077)
25) Antisoma (DMXAA)
26) ArQule (ARQ501)
27) Isotechnika
28) Medivir

There are currently 64 NMEs in the Pharmaceuticals Division's R&D pipeline. Of these, 13 are in early-stage development (phase 0), 30 have entered phase I clinical testing, 13 are in phase II, and eight in phase III or filed.
In 2004 13 projects entered phase 0, twelve moved to phase I, one to phase II and two to phase III.

Phase 0: Transition from preclinical to clinical development
Phase I: Initial studies in healthy volunteers and possibly in patients
Phase II: Efficacy, tolerability and dose-finding studies in patients
Phase III: Large-scale studies in patients for statistical confirmation of safety and efficacy

Blue type signifies first indication, black type additional indications.
Current as of 31 December 2004.

■ Therapeutic protein
□ Small molecule

R&D pipeline: all major development projects successfully brought forward

Therapeutic area	Project ID	Project/product (generic name)	Pharmacological class	Indication	Phase 0	Phase I	Phase II	Phase III	Filed
Hematology and nephrology	R744	CERA	continuous erythropoietin receptor activator	*renal anemia*				■	
	R744	CERA	continuous erythropoietin receptor activator	cancer-related anemia			■		
Genitourinary diseases	R1484		GPCR modulator	stress urinary incontinence		■			
	R873		GPCR agonist	sexual dysfunction		■			
Inflammatory, autoimmune and bone diseases	R105[1]	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	autoimmune diseases (lupus nephritis)			■		
	R105[1]	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	moderate to severe rheumatoid arthritis			■		
	R105[1]	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	refractory rheumatoid arthritis (TNF non-responders)				■	
	R1295		integrin antagonist	autoimmune diseases (rheumatoid arthritis, multiple sclerosis)		■			
	R1503		kinase inhibitor	rheumatoid arthritis		■			
	R1541		integrin antagonist	inflammatory bowel disease		■			
	R1569[2]	MRA (tocilizumab)	humanised anti-IL-6 receptor Mab	systemic onset juvenile idiopathic arthritis				■	
	R1569[2]	MRA (tocilizumab)	humanised anti-IL-6 receptor Mab	rheumatoid arthritis				■	
	R1594[3]		*humanised anti-CD20 monoclonal antibody*	*rheumatoid arthritis*		■			
	R484[4]	Boniva/Bonviva (ibandronate)	bisphosphonate	treatment and prevention of osteoporosis					■
Cardiovascular and metabolic diseases	R1438		enzyme inhibitor	type 2 diabetes		■			
	R1439		nuclear receptor modulator	type 2 diabetes		■			
	R1440		enzyme modulator	type 2 diabetes		■			
	R1498		nuclear receptor modulator	type 2 diabetes	■				
	R1499		enzyme inhibitor	type 2 diabetes		■			
	R1593[5]		nuclear receptor modulator	dyslipidemia		■			
	R212	Xenical (orlistat)	lipase inhibitor	obesity – development in Japan			■		
	R212	Xenical (orlistat)	lipase inhibitor	obesity – label amendments					■
	R483	Insulin sensitiser	insulin sensitiser	type 2 diabetes			■		
	R1664			dyslipidemia	■				
	R1658[6]		CETP inhibitor	dyslipidemia			■		
Neurological and psychiatric diseases	R1485		GPCR modulator	Alzheimer's disease		■			
	R1500		enzyme inhibitor	Alzheimer's disease		■			
	R1533[7]		PDE4 inhibitor	Alzheimer's disease		■			
	R1576		GPCR modulator	depression		■			
	R1577		enzyme inhibitor	Alzheimer's disease		■			
	R1627[8]		PDE4 inhibitor	Alzheimer's disease	■				
	R673	NK1	GPCR modulator	depression and anxiety			■		
	R1450			*Alzheimer's disease*	■				
	R1678			schizophrenia	■				
	R1661			anxiety	■				
Oncology	R105[1]	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	chronic lymphocytic leukemia (1st line/relapsed)				■	
	R105[1]	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	maintenance indolent NHL				■	
	R1273[9]	Omnitarg (pertuzumab)	anti-HER2 monoclonal antibody	solid tumours (breast cancer, lung cancer, ovarian cancer, prostate cancer)			■		
	R1415[10]	Tarceva (erlotinib)	EGFR inhibitor	NSCLC (2nd/3rd line)					■
	R1415[10]	Tarceva (erlotinib)	EGFR inhibitor	NSCLC (1st line) – combination with chemotherapy			■		
	R1415[10]	Tarceva (erlotinib)	EGFR inhibitor	adjuvant NSCLC			■		
	R1415[10]	Tarceva (erlotinib)	EGFR inhibitor	pancreatic cancer				■	
	R1415[10]	Tarceva (erlotinib)	EGFR inhibitor	glioblastoma multiforme			■		
	R1415[10]	Tarceva (erlotinib)	EGFR inhibitor	NSCLC (2nd line) – combination with Avastin			■		
	R1454		*enzyme inhibitor*	solid tumours		■			
	R1492[11]		enzyme inhibitor (epothilone D)	solid tumours			■		
	R1536[12]		enzyme inhibitor	solid tumours			■		
	R1550[13]		monoclonal antibody	metastatic breast cancer		■			
	R1559[14]		enzyme inhibitor	solid tumours		■			
	R1594[3]		humanised anti-CD20 monoclonal antibody	hematologic malignancies	■				
	R1645[15]		enzyme inhibitor (epothilone D)	solid tumours		■			
	R340	Xeloda (capecitabine)	fluoropyrimidine	metastatic colon cancer (1st and 2nd line) – combination treatment				■	
	R340	Xeloda (capecitabine)	fluoropyrimidine	adjuvant colon cancer – combination treatment				■	
	R340	Xeloda (capecitabine)	fluoropyrimidine	adjuvant colon cancer – monotherapy					■
	R340	Xeloda (capecitabine)	fluoropyrimidine	adjuvant breast cancer				■	
	R435[9]	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic colorectal cancer (1st line)					■
	R435[9]	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	adjuvant colon cancer				■	

Roche R&D expects to advance at least five projects into phase II clinical testing in 2005. In our main growth area, oncology, Roche R&D increased the number of projects to 60, twelve more than at the end of 2003. We currently have 107 research projects across seven therapeutic areas and 79 development projects in eight therapeutic areas. Of the Roche-managed R&D projects, eleven were terminated in 2004: four in phase 0, four in phase I and two in phase II; only one product (pemtumomab) was terminated in phase III.

Innovation network

In 2004 Roche Pharmaceuticals continued to expand its access to innovative research, technologies and compounds through its hub-and-spoke strategy of combining strong in-house R&D with external partnerships and alliances.

In November Roche further strengthened its global research network by opening a new pharmaceutical R&D centre in Shanghai, China. The new facility will focus on medicinal chemistry research for lead generation and optimisation, complementing activities at the Group's other R&D centres.

Roche and Genentech made important progress in the coordination of research activities. An agreement has been signed that sets the framework for joint projects. Following a review of discovery portfolios in oncology and immunology, our researchers are now evaluating the potential of three joint projects.

In 2004 Roche signed over 20 new research and technology agreements and nine product agreements, including important ones in oncology (ArQule, Syrrx), virology (Pharmasset, Structural Genomix) and vascular diseases (Japan Tobacco). During the year several alliances with existing partners, including Affymetrix, Anadys, BioXell, Elan, Evotec, Memory and Norak, were expanded or amended to enhance their value. In addition, Roche sold all rights to Tasmar to Valeant Pharmaceuticals and the rights to Soriatane in the United States to Connetics.

Major development activities

Oncology

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin with a number of chemotherapeutic agents in advanced colorectal cancer and as adjuvant therapy following surgery. As Avastin's mechanism of action may be relevant in a number of malignant tumours, we are also investigating the drug's potential clinical benefit in other cancers, including non-small cell lung cancer, pancreatic cancer, renal cell carcinoma and breast cancer. Approximately 15,000 patients are expected to be enrolled in clinical trials worldwide over the next several years.

As Tarceva is designed to interfere with a molecular signal that stimulates tumour cell growth in numerous types of cancer, it is currently being investigated in a variety of malignant diseases by a global alliance of Roche, Genentech, OSI Pharmaceuticals and Chugai. Tarceva is also being evaluated in combination with Avastin.

Major programmes exploring the role of Herceptin in adjuvant breast cancer and of Xeloda in the adjuvant setting in colon and breast cancer are continuing, as are more exploratory trials of the potential benefits of several early-stage molecules with distinct mechanisms of action in a number of cancers.

In 2004 Roche scientists identified a class of small molecules that activate a key tumour suppressor pathway that protects cells from becoming malignant. This new research could offer a completely new strategy for cancer therapy.

Hematology and nephrology (anemia)

Development of CERA, the first continuous erythropoietin receptor activator, for the treatment of renal and cancer-related anemia is progressing on track. CERA represents a major advance in anemia management. Recruitment into global phase III renal anemia studies is advancing well, and phase III studies in cancer-related anemia are due to start in mid-2005. Roche plans to file marketing applications in the United States and elsewhere in 2006.

Rheumatoid arthritis

Rheumatoid arthritis (RA) is an autoimmune disorder characterised by joint inflammation which, even when treated, can result in progressive joint destruction and, ultimately, loss of function. Its cause is unknown. RA can also shorten life expectancy by affecting major organ systems. Less than 50% of RA patients are able to work or perform everyday tasks ten years after developing the disorder. Nearly six million people suffer from RA worldwide.

Roche, Genentech and Biogen Idec are developing MabThera/Rituxan for the treatment of RA. It is the first B-cell depleting agent to be studied in this disease. Development is progressing on track and global filings for an initial indication – in patients with an inadequate response to currently prescribed biologics – are planned for the second half of 2005. Positive data from a phase II study (DANCER) were announced in November. In this study patients with moderate to severe RA who received two infusions of MabThera over a two-week period in combination with a stable dose of methotrexate experienced improved symptoms compared with patients who received placebo and methotrexate.

Development of MRA (an anti-interleukin 6 receptor antibody) for RA is also progressing on track. Phase III studies of this novel biopharmaceutical in RA commenced in Europe and the United States at the end of 2004.

Diabetes

Work is continuing on development of the insulin sensitiser R483 in the treatment of type 2 diabetes. Following new guidance by the FDA on data requirements for the class of drugs to which R483 belongs, Roche has decided to wait for the results of ongoing long-term toxicity studies before starting phase III clinical trials. The toxicity studies will be completed in the first half of 2005.

R1438, R1439 and R1440 for the treatment of type 2 diabetes are now in clinical development, with decisions on entry into phase II expected in 2005. These novel compounds represent the next generation of oral anti-diabetic medicines.

Asthma

R411 is a novel non-steroidal oral treatment that targets the inflammatory process underlying asthma. Results of two phase II studies showed R411 to have a good safety and tolerability profile. Based on initial efficacy data, Roche is continuing development of the molecule, with phase IIb studies scheduled to begin in 2005.

Roche and Protein Design Labs have agreed to codevelop daclizumab for use in asthma and related respiratory conditions, based on positive phase II study data in patients with moderate to severe asthma. Daclizumab is currently approved as an immunosuppressant in transplant patients under the brand name Zenapax.

Vascular diseases

In 2004 Roche licensed in an innovative CETP inhibitor, currently in phase II development, from Japan Tobacco. In addition, we have a potent and highly selective PPARa agonist, licensed from Nippon Shinyaku, in phase I development. Both molecules have been shown to raise levels of 'good' cholesterol, or HDL-C, which may help to prevent coronary events. These targeted approaches are seen as a new frontier in cholesterol control.

In November Roche and deCODE genetics announced the formation of a three-year collaboration to develop and commercialise phosphodiesterase 4 (PDE4) inhibitors for the prevention and treatment of vascular disease, including stroke. This new alliance expands the scope of collaboration between the two companies beyond genetically driven target discovery activities to the next phase of drug research.

Please visit www.roche.com/home/divisions.htm for more information on Roche Pharmaceuticals.


Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring

'The doctor told me that my HCV would be difficult to treat. Thanks to Pegasys I'm virus-free now.'

Monique Wald (38) lives with her daughter near Frankfurt am Main, Germany. She probably became infected with HCV (genotype 1) in the early 1980s, but it was not until 2001 that she was diagnosed with chronic hepatitis C.



Pegasys – a highly effective medicine for all hepatitis C virus genotypes

Hepatitis C is a major cause of acute liver inflammation and cancer. Left untreated, it can cause chronic, progressive liver damage, leading to cirrhosis (a build-up of scar tissue in the liver) and ultimately liver failure and death. Until the hepatitis C virus (HCV) was properly identified in 1989, the cause of hepatitis C was unknown, and the condition was referred to as 'non-A, non-B hepatitis'. Over the years, the virus has mutated into genetically distinct strains, identified as genotypes 1 to 6, which differ in their response to treatment.

Pegasys provides significant benefits to patients with hepatitis C, no matter what viral genotype they are infected with. Its molecular structure (pegylation) allows therapeutic drug levels to be sustained for a full week with just one dose. Pegasys is also distributed readily to the liver, the primary site of infection. It is the only pegylated interferon available as a ready-to-administer solution.

Clinical trials have shown excellent treatment outcomes for patients receiving Pegasys combined with Copegus. More than half of the patients infected with genotype 1 (the form of HCV that is most difficult to treat) achieved a sustained virological response, meaning that the virus could no longer be detected in their blood.

Prevention

Prevention involves identifying and, where possible, eliminating risk factors for a particular disease or reducing them to a minimum. Preventive treatment with medicines or other interventions can delay the onset of overt illness, stop a disease from progressing or limit serious organ or tissue damage and other complications.

Diagnostics Division in brief

Diagnostics Executive Team *since 1 January 2005*

Heino von Prondzynski	CEO Division Roche Diagnostics
Silvia Ayyoubi	Human Resources
Heiner Dreismann	Molecular Diagnostics
Staffan Ek	Diabetes Care
Christian Hebich	Finance and Services
Tiffany Olson	Market Development
Volker Pfahlert	Applied Science
Burkhard Piper	Centralized Diagnostics
Jürgen Schwiezer	EMEA region (Europe, Middle East, Africa)
Robert Yates	Business Development

Sales *in millions of CHF*

2004	**7,827**
2003	7,409
2002	7,194

Operating profit before exceptional items *in millions of CHF*

2004	**1,675**
2003	1,405
2002	1,331

Number of employees

2004	**19,109**
2003	18,302
2002	17,068

Key figures

	Millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	7,827	6	8	100
– Diabetes Care	2,895	7	10	37
– Near Patient Testing	554	1	3	7
– Centralized Diagnostics	2,743	4	5	35
– Molecular Diagnostics	1,104	8	11	14
– Applied Science	531	5	7	7
EBITDA	2,444	16	17	31.2
Operating profit[1]	1,675	19	21	21.4
Research and development	698	–4	–2	8.9

1) Before exceptional items.

'2004 was a successful year for two reasons. For the sixth straight year we grew significantly faster than the market and increased our market share. And at the same time we further improved our operating profit margin. Novel technologies are opening the door to a new era in diagnostics. Today's cutting-edge research in genetics, genomics and proteomics will make tomorrow's diagnostic tests even more accurate, rapid and efficient. DNA chips, for example, will help identify disease predispositions at a very early stage – paving the way for preventive action. In the medium term this will contribute to significant savings in healthcare costs.'



Heino von Prondzynski, CEO Division Roche Diagnostics

Results

Roche Diagnostics remained on the growth track, with sales advancing 8% in local currencies and 6% in Swiss francs. Sales grew significantly faster than the market in all five of the division's business areas, led by particularly strong gains in the diabetes care, molecular diagnostics and immunochemistry segments. As a result, the division reinforced its position as the global market leader.

Profitability improved further. The division's operating profit margin (before exceptional items) reached 21.4%, and the EBITDA margin climbed 2.7 percentage points to 31.2%. These figures set a new industry benchmark. Operating profit (before exceptional items) increased 19% to 1,675 million Swiss francs, while the division's EBITDA rose 16% to 2,444 million Swiss francs.

Regions

Roche Diagnostics outpaced the market in all regions. Once again sales advanced at double-digit rates in Iberia/Latin America (14%) and the Asia–Pacific region (13%), with especially strong gains being reported in China, India, Korea and Taiwan. The division continued to expand its market leadership in both these regions. Sales increased 11% in Japan, helped by the success of the division's diabetes care, blood screening and immunochemistry businesses. After adjusting for the sale of several product lines in 2003, North American sales rose 8% on a comparable basis, an increase well above the market growth rate. Diabetes management products, molecular diagnostics and immunochemistry were the biggest growth segments in Europe. Sales in this market region (which includes the Middle East and Africa) advanced 7% for the year, and thus also grew significantly faster than the market.

Sales by region



Europe/Middle East/Africa 47%
Japan 5%
Asia-Pacific 6%
Others 2%
North America 31%
Iberia/Latin America 9%

Business areas

Diabetes Care

Roche Diabetes Care remained the leading provider of solutions for better diabetes management, with sales growing 10% in local currencies. Once again the Accu-Chek Advantage and Accu-Chek Compact blood glucose meters were among the top-selling products.

The global diabetes market is characterised by rising cost pressures, new treatment options and customer demands for more and more sophisticated and powerful diabetes management systems. To meet these challenges, Roche Diabetes Care has expanded the Accu-Chek product family. The state-of-the-art Accu-Chek D-TRONplus insulin pump – the first pump to carry the Accu-Chek name – was launched in 2004. Also new is Accu-Chek Pocket Compass 2.0, a diabetes management software package for personal digital assistants that completes the 'circle of care' by allowing users to record and track data from both a blood glucose meter and an insulin pump. This is the first Roche product to link blood glucose measurement, analysis of patient data and insulin delivery.

2004 also saw the launch of Accu-Chek Multiclix, the world's first lancing device to use an integrated lancet drum. Multiclix offers enhanced hygiene and safety because lancets automatically retract into the six-lancet drum immediately after use.

Top-selling product lines in 2004

Product line	Market segment	Business area	Sales in millions of CHF	% change in local currencies
Accu-Chek	Diabetes management	Diabetes Care	2,650	9
Cobas Integra[1], Roche Hitachi[1]	Clinical chemistry	Centralized Diagnostics	1,032	2
Elecsys	Immunochemistry	Centralized Diagnostics	882	21
Amplicor tests, Cobas Amplicor	Clinical molecular diagnostics	Molecular Diagnostics	687	8
Cobas AmpliScreen	Nucleic acid-based blood screening	Molecular Diagnostics	277	32
CoaguChek	Coagulation monitoring	Near Patient Testing	166	16

1) Excluding HIAs (homogeneous immunoassays).

The division is now manufacturing blood glucose meters in China as well as at its production sites in Europe and North America. The new production facility, which has been operational since mid-2004, has strengthened Roche Diagnostics' presence in the high-growth Chinese market and given the division a broader base from which to compete successfully in the Far East as a whole. In China alone, there are currently more than 20 million people living with diabetes, and this figure is projected to increase five-fold within the next two to three decades.

In mid-2003 the FDA issued a letter citing certain deficiencies in manufacturing processes and documentation at Disetronic, the insulin pump manufacturer acquired by Roche earlier that same year. The procedures and processes in question have since been modified to conform to the Roche Group's worldwide quality standards. Roche is working closely with FDA officials in preparation for the pending FDA re-audit of the Burgdorf production site in Switzerland. Following successful completion of the re-audit, Roche will move quickly to start sales of its new-generation insulin pumps in the United States.

Near Patient Testing

Roche Near Patient Testing is the leading supplier of products and services for rapid diagnosis in point-of-care settings, from ambulances and intensive care units to doctors' offices and patients' homes. Sales in this business area grew 3% in local currencies in 2004.

Sales of coagulation monitoring products – a segment in which Roche has by far the largest market share – grew by more than 16%, with demand fuelled mainly by the continuing trend to systematic anticoagulation management. More and more European health insurers have begun reimbursing the costs of patient self-monitoring now that the benefits have been documented in several international clinical trials. Self-monitoring has been shown, for example, to significantly reduce the risk of thrombosis in patients with artificial heart valves.

Roche Diagnostics is also the leader in the hospital point-of-care segment (rapid testing products for use in hospitals and at accident scenes). The decision to tighten our focus on core areas is having a positive impact, as reflected in good sales of cardiac assays and the large increase in new placements of blood gas and electrolyte analysers. Placements of OMNI S multifunctional blood gas analysers, for example, showed a fourfold increase over 2003.

The global rollout of Urisys 1100 was successfully completed in 2004. This compact system for standardised urinalysis is designed for use in doctors' offices and small laboratories.

Centralized Diagnostics

Roche Centralized Diagnostics, a leading supplier of integrated total solutions for clinical laboratories, reported above-market sales growth of 5% in local currencies.

Mounting pressure to contain medical costs and make healthcare delivery more efficient, combined with shortages of skilled laboratory staff, is fuelling demand for cost-effective and fully automated integrated laboratory systems.

Modular Analytics SWA for serum work areas – another segment in which Roche is the leader – meets the needs of today's laboratory market. Combining clinical chemistry and immunochemistry testing on a single platform, this system is one of Centralized Diagnostics' key growth drivers.

Performance in this business area was largely driven by a strong rise in immunochemistry sales, with the acquisition of Igen providing an important additional stimulus to growth. Completed in February 2004, this strategic transaction secures Roche's rights to the electrochemiluminescence (ECL) technology underlying the Elecsys line of immunochemistry products. From 2001 to 2003 this product line consistently achieved sales growth above 20%. In 2004 new placements of Elecsys systems reached a record high, and sales rose another 21%. In the medium term Roche Diagnostics aims to become the leader in immunochemistry, a growth market currently valued at 8.6 billion Swiss francs.

A new ten-year agreement with our long-standing Japanese partner Hitachi High-Technologies has brought us another step closer to achieving this goal. Roche and Hitachi will continue to develop automated laboratory solutions that set new standards in innovation, just as they have done for the past 25 years.

The division also continues to invest in technologies to automate the many steps that precede and follow actual testing in the laboratory. For example, Roche Diagnostics has extended its cooperation agreement for pre-analytical systems with PVT Probenverteiltechnik (Germany), a move that reinforces the division's lead as a supplier of total laboratory solutions.

In the cardiovascular testing segment, Centralized Diagnostics has increased the availability of NT-proBNP – a key marker for heart failure – through out-licensing agreements, and last year also expanded its own product portfolio further by in-licensing the marker hsCRP (high sensitivity C-reactive protein). Used to assess cardiovascular risk, hsCRP is the third important cardiac marker in the division's portfolio, which already includes biomarkers and tests for heart attack and heart failure.

Molecular Diagnostics

Roche Molecular Diagnostics remains the undisputed market leader in this high-growth segment. Sales of diagnostic products were up 12% in local currencies, while sales of enzymes to industrial customers, which account for a smaller percentage of revenues, showed a gain of 8%. Blood screening and women's health products were the main growth drivers.

Sales in the blood screening segment advanced by an impressive 32%. Our viral tests are used to screen more units of blood worldwide than any other nucleic acid-based testing system. Because they look for viruses directly, rather than for antibodies formed in response to an infection, tests based on nucleic acid technology (NAT) help ensure the availability of safer blood and blood products sooner.

2004 saw the signing of three major agreements in this area. One of the agreements extends our exclusive contract with the Japanese Red Cross for an additional four years, while another provides for the Korean Red Cross to use Roche tests to screen 70% of its blood donations. The third agreement, with the German Red Cross, marks Roche's entry into the German blood screening market with its real-time PCR instruments. These instruments are based on second-generation PCR (polymerase chain reaction) technology. PCR technology can copy DNA fragments in a sample millions of times over, enabling the detection of even minute amounts of bacteria or viruses.

In addition, an application for clearance of Cobas AmpliScreen HBV Test for screening donor blood for the hepatitis B virus was submitted to the FDA.

Filings have also been submitted to the FDA for expanded indications of the Cobas AmpliScreen

Gender matters



Awareness that there are significant health differences between men and women is nothing new. But it wasn't until recently that researchers began systematically investigating these differences. The findings are sometimes startling.

For example, recent studies have shown that the risk of arteriosclerosis increases dramatically in women following the hormone changes that occur during the menopause and that – contrary to widespread belief – heart disease now claims the lives of more women than men. Besides being susceptible to gender-specific diseases like breast cancer – still the leading cause of death in women aged 45 to 50 – women are more frequently the victims of sexually transmitted diseases than men. Infertility is a common complication of *Chlamydia* infection, and cervical cancer is usually preceded by an infection with the human papillomavirus (HPV).

So there are good reasons for devoting even more research to women's health, though this area is by no means new for Roche Diagnostics. We have the world's broadest portfolio of women's health tests, including tests for osteoporosis, fertility and some infectious diseases. As our new HPV test illustrates, Roche is relying heavily on modern molecular technologies which we hope will set new standards in the early detection and treatment of breast cancer, ovarian cancer and other diseases.

HIV and HCV products for NAT testing of cadaveric fluid for HIV and hepatitis C virus. Clearance of the products for these indications will help increase the safety of organ and tissue donations.

In 2004 the division added another important test to its women's health portfolio with the successful European rollout of Amplicor HPV Test, which is capable of identifying all 13 of the most clinically relevant human papillomavirus (HPV) genotypes. HPV infection is recognised as the leading cause of cervical cancer. France is the first European country to approve reimbursement for the test. We expect HPV tests to have a significant positive impact on the diagnosis and treatment of cervical cancer. (See also *Research and development,* p. 37.)

Tests for chlamydial infections and gonorrhea, which are among the most common sexually transmitted diseases, posted double-digit sales growth.

In 2004 Roche Molecular Diagnostics maintained its leading position in the fiercely competitive virology market. The business area's quantitative test for hepatitis B and qualitative test for hepatitis C were two of the major growth drivers. In addition, a hepatitis C genotyping test was made available for research use in the United States.

Sales in the genomics segment showed double-digit growth. This strong gain was due in part to AmpliChip CYP450 Test – the world's first microarray-based test for clinical diagnostic use – which was launched during the year in Europe. Since January 2005 it has also been cleared for marketing in the United States. This novel test provides valuable information for assessing the body's ability to metabolise medications, which can vary greatly between individuals. It is one of a new generation of diagnostic tests that identify clinically relevant genetic differences, thus helping physicians to select the appropriate drugs and dosages for their patients.

Applied Science

Roche Applied Science is a supplier of reagents and high-tech systems for scientific and industrial research, with major focus areas in genomics and proteomics. Following a weak 2003, this business

DNA chips: tiny high-tech wonders with a big future



DNA chips are already an established tool in research. Now these tiny devices are conquering new worlds as they help doctors deliver more personalised healthcare based on insights into small but important genomic differences.

DNA* chips – also known as gene chips or microarrays – are thumbnail-sized chips embedded with thousands of precisely arranged DNA fragments, each one like a molecular magnet that will attract one specific DNA sequence in a sample. Every target sequence present in a sample will react (hybridise) with the complementary fragment on the chip, producing a fluorescent dot that can be visualised using special laser equipment. The resulting pattern can help identify genomic differences that can affect individual response to treatment. Using results from our AmpliChip CYP450 Test, for example, doctors can better assess how quickly patients will metabolise certain drugs before selecting the drug and dose.

DNA chips are able to analyse huge numbers of genes simultaneously. For that reason they already play an indispensable role in research. And they have a bright future in many areas of clinical diagnostic testing as well – e.g. in distinguishing different cancers and viral infections by their 'genetic signatures' so that treatment can be tailored more precisely to a patient's disease.

*Deoxyribonucleic acid (DNA) is the material that carries genetic information.

achieved excellent growth in 2004 as sales rose 7% in local currencies. Growth was led by sales of LightCycler reagents and by Applied Science's industrial business, with a major contribution coming from new placements of LightCycler instruments. Placements of this DNA amplification system continue to increase steadily, particularly in high-growth markets in the Asia–Pacific region.

Research and development

In 2004 Roche Diagnostics invested 698 million Swiss francs in research and development, significantly more than any competitor. The division is laying the foundation for future success by concentrating its research efforts primarily on its three fastest-growing segments – molecular diagnostics, diabetes and immunochemistry.

Diabetes Care

The main focus is on developing Accu-Chek systems offering optimum user-friendliness and designed to make living with diabetes easier. For a start, this means providing patients with systems that can analyse data from a glucose monitor and an insulin pump and turn the data into actionable information for patients and their doctors. And it also means developing state-of-the-art insulin pumps like Accu-Chek Spirit – scheduled for launch in 2005 – which will enable patients to match their insulin doses much more closely to their individual needs.

In addition, projects are under way to develop integrated systems that will combine glucose measurement, data management and insulin delivery, and the division is working on miniaturised device components, minimally invasive technologies and continuous blood glucose monitoring systems.

The aim is to design pumps that come as close as possible to mimicking the natural pattern of insulin release in healthy individuals – and ultimately to develop an artificial pancreas.

Major product launches in 2004

Business area	Product
Diabetes Care	Accu-Chek D-TRONplus, first insulin pump under the Accu-Chek brand
	Accu-Chek Go blood glucose monitoring system with capillary fill and safety features
	Accu-Chek Multiclix multiple lancing system with integrated lancet drum
	Accu-Chek Pocket Compass 2.0 diabetes management software
	Accu-Chek Safe T-Pro Plus disposable lancing device with adjustable depth setting
	Accu-Chek Spirit, flexible menu-driven insulin pump (CE)
Near Patient Testing	DataCare point-of-care data management software, update of V2.2
	OMNI S 1-4, bloodgas/electrolyte combi-analyser family expansion
Centralized Diagnostics	Elecsys AFP, updated reagent for assessment of germ cell tumours
	Elecsys C-Peptide assay, for measuring C-peptide in human serum, plasma and urine
	Elecsys Ferritin II, updated reagent for assessment of iron metabolism
	Elecsys HIV Combi, a combined HIV antigen and antibody assay
	Elecsys P1NP bone formation marker, for treatment monitoring in osteoporosis
	Elecsys PTH , updated reagent for assessment of parathyroid function
	Elecsys S100, for treatment monitoring in skin cancer
	STA CephaScreen coagulation test
	Urisys 1800, urinalysis system
Molecular Diagnostics	AmpliChip CYP450 Test, microarray for drug metabolism (CE IVD)
	Amplicor HPV Test, test kit (microwell plate format), for qualitative determination of human papillomavirus (CE IVD)
	LinearArray HCV Test, test for hepatitis C virus genotyping (research use)

IVD = for clinical use.
CE = European CE mark certification (Conformité européenne).

Near Patient Testing

The trend towards decentralised testing (diagnostic testing outside the laboratory) will continue. One medium-term goal for Roche Near Patient Testing is to supply portable devices capable of performing every important coagulation test. This business area will be adding new products to its portfolio of cardiac marker tests, including an NT-proBNP assay for the Cardiac Reader system. This assay will be a valuable tool for ruling out heart failure at the point of care.

Centralized Diagnostics

Roche Centralized Diagnostics is working to develop even more cost-effective total laboratory solutions, with a focus on workflow automation and instrument connectivity. The cobas 6000 modular serum work area platform – the first of a new generation of analysers – is currently being developed specifically for medium-throughput laboratories.

Centralized Diagnostics is also investing in the development of new immunoassays. Research work on proteins has already produced very encouraging preliminary data on new breast cancer markers, and markers for other diseases, including colorectal cancer, rheumatoid arthritis and cardiovascular conditions, are also being investigated.

Molecular Diagnostics

In the first quarter of 2005 Roche expects to receive European CE mark certification for its LinearArray

Key product launches scheduled in 2005

Business area	Product
Diabetes Care	Accu-Chek Aviva, high-end successor of Advantage/Sensor blood glucose monitoring system
	Accu-Chek Compact plus, blood glucose monitoring system with one-step handling by integrated strip and lancing devices
	Accu-Chek Pocket Compass 2.1, diabetes management software
	Accu-Chek Spirit, flexible menu-driven insulin pump (USA)
Near Patient Testing	Cardiac proBNP, test strip for use on the Cardiac Reader for diagnosis and monitoring of chronic heart failure
	Cobas IT 1000, hospital point-of-care data management software
Centralized Diagnostics	Cholinesterase assay for assessment of liver function, now available as liquid reagent
	MPA (mycophenolic acid), new product to monitor Roche immunosuppressive drug
	Elecsys Prolactin II, optimisation of macroprolactin detection
	Elecsys Vitamin D, new product for extension of bone marker portfolio on ECL platform
	X7, dedicated HbA1c (glycated hemoglobin) analyser on the basis of Cobas Integra 800
Molecular Diagnostics	AmpliChip CYP450 Test, microarray for drug metabolism (US IVD)
	AmpliChip Leukemia Test for detection of the different subtypes (research use)
	Cobas AmpliPrep + Cobas TaqMan, integrated systems for sample preparation and DNA/RNA analysis (HIV, HCV, HBV)
	Cobas AmpliScreen HBV Test for detection of HCV and HIV-1 RNA and HBV DNA in human plasma (US IVD)
	Cobas TaqMan (48) CT Test, for detection of *Chlamydia* (CE IVD)
	LightCycler Factor V Test, for detection of mutations for clotting Factor V Leiden (CE IVD)
	LinearArray HCV Test, for hepatitis C virus genotyping (CE IVD)
	LinearArray HPV Test, for human papillomavirus (CE IVD)
	Sepsis test for detection of bacterial and fungal DNA from whole blood (CE IVD)
Applied Science	HTC System, high-end real-time PCR system with throughput of 96 and 384 wells
	LightCycler 2.0 CE/SW 4.05, IVD version of the LightCycler 2.0 DNA amplification system
	Quant PCR Master TaqMan, generic PCR master mix for use on all common 96-well real-time PCR instruments

IVD = for clinical use.
CE = European CE mark certification (Conformité européenne).

HPV Test, which can identify 37 HPV genotypes. The test will be available for research use in the United States in 2005.

Roche Molecular Diagnostics is also currently planning to launch a rapid and sensitive *Chlamydia* assay for its Cobas TaqMan instrument for real-time PCR. This assay, which is already available for the Amplicor instrument, will be a major addition to the TaqMan menu, since *Chlamydia* assays are among the nucleic acid-based tests most frequently performed in molecular diagnostic laboratories.

To meet the ever-growing demand for blood and blood products, laboratories frequently screen pooled samples from multiple donors. While this saves time and money, it also increases the risk that a virus may go undetected. Two Roche instruments designed to address this safety issue are currently under development. Scheduled for launch outside the United States in 2006, Blood Screening System 200 and Blood Screening System 400 are dedicated, fully automated instruments that will make it possible to screen individual samples quickly, reliably and cost-effectively. Both systems have already met with great enthusiasm at international blood service conferences.

Moreover, Roche Molecular Diagnostics is developing clinical diagnostic tests that use AmpliChip and PCR technology and are based on the latest advances in genomics. Here Roche is working with Affymetrix (USA) and deCODE genetics (Iceland) to discover additional genetic variations and markers that could be useful in the development of novel tests, particularly for complex diseases like leukemia. A collaboration agreement with Epigenomics (Germany) is already yielding results. In 2004 Epigenomics identified a number of markers that could one day facilitate the early detection of breast and colorectal cancers. The next step will be to develop tests for these biomarkers.

Applied Science

This business area develops innovative reagents and systems for research in the life sciences, particularly genomics and proteomics. The product portfolio for genomics will be expanded in 2005 with the launch of the HTC (High Throughput Cycler) System. This real-time PCR analyser will feature higher sample throughput capabilities and a broad menu of tests. Innovative tests for identifying genetic variants are scheduled for launch in 2006.

Please visit www.roche.com/home/divisions.htm for more information on Roche Diagnostics

Tailor-made solutions for different kinds of laboratories

Time is of the essence. And nowhere is this truer than in clinical laboratories, where huge numbers of blood, serum and urine samples have to be processed every day. Large laboratories may perform up to 10,000 tests an hour. Understandably, more and more laboratories are turning to automated, integrated solutions to save precious time.That laboratories also want maximum cost efficiency and insist on absolute system reliability goes without saying.

Our modular high-throughput analyser, Modular Analytics SWA (Serum Work Area), delivers on all counts. By combining clinical chemistry and immunoassay capabilities on a single platform, the system allows users to consolidate scores of tests, from blood chemistries like cholesterol, electrolytes, proteins and hormones to biomarkers, e.g. for cancer, osteoporosis and cardiovascular and infectious diseases. As a result, up to 90% of samples can be processed in a single pass. Once samples have been loaded, they are automatically transferred from one test position in the system to the next. This not only improves workflow efficiency but also helps reduce labour costs. And because the system is modular (as the name says), it can be configured to meet laboratories' individual needs.

Diagnosis

To cope with today's broad range of tests and high sample workloads, laboratories require systems that combine high sensitivity and precision with speed and user-friendliness. This is critical to providing physicians with the fast, accurate diagnostic information they need to treat their patients. Early, targeted diagnostic testing – together with tests for monitoring disease progression and treatment response – is one of the keys to achieving successful treatment outcomes.





‘Fast, accurate test results are critical to effective care.’

Laboratory physician Imme Maute, who lives in Berlin, Germany, provides community-based practitioners with vital information for decisions about patient care. In her business, efficient, reliable systems are a must.

Predisposition › Early detection › Prevention › **Diagnosis** › Therapy › Monitoring

Board of Directors and Executive Committee

Board of Directors

At the Annual General Meeting on 6 April 2004 Bruno Gehrig and Lodewijk J.R. de Vink were elected as new members of the Board of Directors. On the same date the Board appointed Mr Gehrig as a Vice-Chairman and Independent Lead Director and named him to chair the Board's Remuneration Committee. Mr de Vink was appointed to the Finance and Investment Committee.

The current Board terms of John Bell, André Hoffmann and Franz B. Humer will end at the next Annual General Meeting, on 28 February 2005. All three gentlemen have agreed to stand for re-election to the Board. If they are re-elected, Chairman of the Board Franz B. Humer will continue to be the only director also serving in an executive capacity at Roche, and the majority of seats on the Board will be held by independent directors.

Executive Committee

Richard T. Laube, Head of Roche Consumer Health, which has been sold to Bayer, stepped down from the Executive Committee at the end of 2004; the sale closed on 31 December 2004. He had successfully led the Group's OTC business since 1999 and was appointed to the Executive Committee in 2001. The Board of Directors would like to take this opportunity to thank Mr Laube for his significant contribution to the company and wishes him every success in his future endeavours.

At the end of 2004 the Board of Directors voted to introduce a number of structural and personnel changes to expand and strengthen the Executive Committee. The changes, which became effective on 1 January 2005, include the appointment of William M. Burns, who heads the Group's Pharmaceuticals Division, as CEO Division Roche Pharmaceuticals, and the appointment of Heino von Prondzynski, Head of the Diagnostics Division, as CEO Division Roche Diagnostics. Chief Financial Officer Erich Hunziker has been appointed Deputy Head of the Executive Committee.

In addition, the following key senior managers have been appointed as permanent participants of the Executive Committee: Eduard Holdener, Head of Global Pharma Development; Peter Hug, Head of Pharma Partnering; Staffan Ek, Head of Roche Diabetes Care; and Rolf Schläpfer, Head of Corporate Communications. Osamu Nagayama, President and CEO of Chugai, who has been participating in meetings of the Executive Committee since 2003 as required, has also been named a permanent participant.

After completing his medical studies, Eduard Holdener, who is Swiss, worked as an internist and



Board of Directors as of 1 January 2005 (from left): John Bell, Rolf Hänggi, Peter Brabeck-Letmathe, Bruno Gehrig, André Hoffmann, Franz B. Humer, Lodewijk J. R. de Vink, DeAnne Julius, Walter Frey, Andreas Oeri, Horst Teltschik

Name, year of birth			Term ends	First election
Board of Directors				
Dr Franz B. Humer (1946)	D*, F	Chairman	2005	1995
Prof. Dr Bruno Gehrig (1946)	C*, D, E	Vice-Chairman and Independent Lead Director	2008	2004
Rolf Hänggi (1943)	A*, B, D, E	Vice-Chairman	2006	1996
Prof. Dr John Bell (1952)	C, E		2005	2001
Peter Brabeck-Letmathe (1944)	E		2006	2000
Lodewijk J.R. de Vink (1945)	A, E		2008	2004
Walter Frey (1943)	B, E		2008	2001
André Hoffmann (1958)	A, C, E		2005	1996
Dr DeAnne Julius (1949)	B*, E		2006	2002
Dr Andreas Oeri (1949)	B, E		2008	1996
Prof. Dr Horst Teltschik (1940)	A, E		2006	2002

Secretary to the Board of Directors
Dr Gottlieb A. Keller (1954)

A Finance and Investment Committee.
B Audit and Corporate Governance Committee.
C Remuneration Committee.
D Presidium/Nomination Committee.
E Non-Executive Member.
F Executive Member.
* Committee chairman.

1 January 2005

oncologist at several hospitals in Switzerland and in clinical research at the University of Kansas in the United States. He joined the Group in 1986 as a member of the oncology group in Roche's clinical research organisation and was appointed head of the group in 1991. Mr Holdener was in charge of Pharma Development at Roche Japan from 1995 until his appointment as Head of Global Pharma Development in 1999.

Peter Hug, who is also Swiss, has a PhD in economics. He joined Roche in 1983, working first in a variety of positions in Pharma Marketing in Switzerland, Canada and Greece and later as general manager of the Group's affiliates in Uruguay, Switzerland and Spain. His career at Roche also includes two years as head of Roche's Diagnostics business in Germany. In September 2004 Mr Hug assumed his current position as Head of Pharma Partnering, where he is responsible for the Group's strategically vital network of collaborations and alliances.

Staffan Ek, who is Swedish and has a degree in business administration, began his career as a marketing consultant before joining the Pharmacia pharmaceuticals group, where he worked for 20 years. In 1994 he was appointed head of the diabetes care unit at Boehringer Mannheim, the German diagnostics company acquired by Roche in 1998. As Head of Roche Diabetes Care, he now manages the business area accounting for the largest share of Roche Diagnostics' sales.

After earning a degree in economics, Rolf Schläpfer, who is Swiss, held several management positions in marketing and communications. He was a partner and managing director of the consultancy firm Wirz Identity before joining Roche in 1997 as Head of Corporate Communications, which includes internal and external communications and public affairs.

In recent years the Group has steadily pursued a strategy of reshaping itself into an innovative healthcare company focused on its pharmaceuticals and diagnostics businesses, and the changes to the Executive Committee mark another step in this direction. The new structure gives us a broader leadership base with clearly defined deputising arrangements and enhances transparency. Functions that are vital to our strategy of innovation are now directly represented on the Executive Committee, as are the most important business areas and corporate departments. This move will help ensure the Group's continued ability to revitalise and strengthen its management team. Moreover, the new structure will allow Chairman and CEO Franz B. Humer to focus even more strongly on his role as Chairman of the Board of Directors.



Executive Committee from 1 January 2005 (from left): Jonathan K.C. Knowles, Heino von Prondzynski, William M. Burns, Franz B. Humer, Erich Hunziker, Gottlieb A. Keller

	Name, year of birth	Position
Executive Committee	Dr Franz B. Humer (1946)	Chief Executive Officer
	Dr Erich Hunziker (1953)*	Chief Financial Officer
	William M. Burns (1947)	CEO Division Roche Pharmaceuticals
	Heino von Prondzynski (1949)	CEO Division Roche Diagnostics
	Prof. Jonathan K.C. Knowles (1947)	Research
	Dr Gottlieb A. Keller (1954)	Corporate Services and Human Resources
Permanent Participants	Dr Eduard Holdener (1945)	Global Pharma Development
	Dr Peter Hug (1958)	Pharma Partnering
	Staffan Ek (1945)	Diabetes Care
	Rolf D. Schläpfer (1956)	Corporate Communications
	Osamu Nagayama (1947)	President and CEO, Chugai
Secretary to the Executive Committee	Pierre Jaccoud (1955)	
Statutory Auditors of Roche Holding Ltd and Group Auditors	KPMG Klynveld Peat Marwick Goerdeler SA (since 2004) Principal auditor: John A. Morris (since 2004)	
Compliance Officer	Dr Andreas Greuter (1949) (direct phone number: +41 (0)61 688 75 37)	

*Deputy Head of the Executive Committee.

1 January 2005



'I have beaten the cancer, which is really down to the treatment I received – MabThera.'

[illegible] Morris (27), a data manager and former professional soccer player who lives in Newtown, Wales, was diagnosed with non-Hodgkin's lymphoma of the bone, a very aggressive type of cancer, in 2002.

Predisposition › Early detection › Prevention › Diagnosis › **Therapy** › Monitoring







MabThera/Rituxan – a 'smart' drug for lymphoma

Non-Hodgkin's lymphoma (NHL) is a common cancer of the lymphatic system that results from defective production of white blood cells.

MabThera (marketed as Rituxan in the United States, Canada and Japan) is a therapeutic antibody that binds to a particular protein on the surface of normal and malignant B cells, a type of white blood cell. It then recruits the body's natural defences to attack and kill the marked cells. While the immune system does its work, healthy new B cells are produced in the bone marrow. After treatment they return to normal levels within several months. The combination of MabThera and chemotherapy is the first new treatment in over 20 years that improves survival in patients with aggressive NHL. To date, more than 540,000 patients around the world have been treated with MabThera.

Therapy

Clinically differentiated medicines – alone or combined with other interventions – are an essential component in the effective treatment of many diseases. Diagnostic tests that help physicians to choose the most appropriate drug and dosage and monitor patients' responses to medication are also playing an increasingly important role in therapy. By using them together, physicians can tailor treatment to a patient's individual needs, improving both clinical outcomes and cost-efficiency.

Corporate Governance at Roche takes into account all the principles that govern the management and supervision of our company. A system of checks and balances ensures accountability. In addition to complying with the existing legal and internal company regulations, Roche also operates in accordance with the requirements set out in the Company's Articles of Incorporation and Bylaws. Roche meets all of the requirements of SWX Swiss Exchange (SWX) Corporate Governance Directive (including the Commentary) and also subscribes to the Swiss Code of Best Practice for Corporate Governance as promulgated by the business federation economiesuisse. We aim to serve the diverse interests of all our stakeholders, in particular employees, shareholders, holders of Roche non-voting equity securities and customers, in a balanced fashion. This commitment is reflected in our operating businesses' focus on innovation and value creation, and in a management culture that is characterised by modern, appropriate standards of corporate governance.

We combine the printed Annual Report with key links to the Roche website (www.roche.com), enabling readers to gain both a snapshot at the reporting date and an up-to-date overview of the Company's key corporate governance information. The Annual Report contains all the information available up to 31 December of a given year, while the Internet provides a source of permanent and constantly updated information. The Company's Articles of Incorporation, the Bylaws and the curricula vitae of the members of the Board of Directors and the Executive Committee are regularly updated and made available on the Internet for all those who require information.

1) http://www.roche.com/home/company/com_gov/com_gov_bylaws.htm

Organisational structure of the Board of Directors

Roche's Board of Directors is organised so as to ensure that the Group's businesses are conducted responsibly and with a focus on long-term value creation. Therefore, some years ago the Board of Directors of Roche Holding Ltd delegated certain responsibilities to several committees. These committees are:

- the Presidium of the Board of Directors/ Nomination Committee (Chairman: Franz B. Humer)
- the Audit and Corporate Governance Committee (Chairman: DeAnne Julius)
- the Finance and Investment Committee (Chairman: Rolf Hänggi)
- the Remuneration Committee (Chairman: Bruno Gehrig)

All committees except the Presidium are chaired by independent directors.

The Bylaws of the Board of Directors, containing details on the internal structure of the Board, the allocation of authority and responsibilities, the mandates of the Board committees and the information and control mechanisms available to the Board in its dealings with corporate management, are published on the Internet.[1)]

Under Articles 4.2.2 and 6.2/6.3 of the Bylaws of the Board of Directors, the Independent Lead Director may, at the request of any member, convene a Board meeting without the attendance of the Chairman. The Roche Board meets once a year to assess the Chairman's performance. This meeting, which is held in the absence of the Chairman, is chaired by the Independent Lead Director.

Remuneration

Remuneration of members of the Board of Directors

In 2004 the members of the Board of Directors received the remuneration shown in the table below for serving on the Board:

The remuneration was paid pro rata for their Board membership for the period from January to March 2004.

Otherwise, no additional remuneration was paid to members of the Board of Directors.

Remuneration of members of the Board of Directors

	Remuneration 2004 (in CHF)	Special remuneration 2004 (in CHF)	Additional compensation 2004 committee members[2] (in CHF)
F.B. Humer	300,000[3]	–	–
B. Gehrig	337,500[4]	–	–
R. Hänggi	375,000[5]	–	–
J. Bell	300,000	–	10,000
P. Brabeck-Letmathe	300,000	–	–
L.J.R. de Vink	225,000[6]	–	7,500[6]
W. Frey	300,000	–	10,000
A. Hoffmann	300,000	–	20,000
D.A. Julius	300,000	50,000[7]	10,000
A. Oeri	300,000	–	10,000
H. Teltschik	300,000	–	10,000
Total	3,337,500	50,000	77,500

2) Per committee membership/year, excluding members of the Presidium and vice-chairmen: CHF 10,000.
3) The remuneration paid to the Chairman of the Board F.B. Humer (the only executive member of the Board of Directors) is deducted from his agreed salary (see 'Remuneration of members of the Executive Committee', page 50).
4) Remuneration for serving as Independent Lead Director and Vice-Chairman pro rata for the period from April to December 2004.
5) Remuneration for serving as Vice-Chairman of the Board.
6) Pro rata for the period from April to December 2004.
7) Special remuneration for the additional time required by D.A. Julius in 2003 to evaluate the new auditors.

Remuneration, special remuneration and additional compensation paid to non-executive members of the Board of Directors for serving in the aforementioned capacities totalled 3,165,000 Swiss francs in 2004.

The non-executive members of the Board of Directors were not awarded any shares or options in 2004 and, as of 31 December 2004, held no unvested options awarded in previous years.

In addition, three non-executive members of the Board of Directors who stepped down in 2004 received remuneration totalling 225,000 Swiss francs.

Remuneration of members of the Executive Committee

In 2004 the members of the Executive Committee received the salaries, bonuses, stock options and non-voting equity securities shown in the tables headed 'Remuneration of members of the Executive Committee'.

Senior managers and members of the Executive Committee additionally receive annual expense allowances of 20,000 and 30,000 Swiss francs, respectively; the Chief Executive Officer receives an annual expense allowance of 50,000 Swiss francs. In 2004 the members of the Executive Committee in

Remuneration of members of the Executive Committee:

A. Cash payments (in CHF)

	Annual salary 2004	Annual salary 2003	Annual salary 2002	Bonus 2004	Bonus 2003	Bonus 2002
F.B. Humer	6,030,000	6,030,000	6,030,000	1,000,000	1,000,000	1,500,000
W.M. Burns	1,200,000	1,200,000	1,150,000	800,000	600,000	400,000
E. Hunziker	1,470,000	1,470,000	1,470,000	800,000	600,000	112,000[8]
G.A. Keller	530,007	417,498	345,000	300,000	120,000	100,000
J.K.C. Knowles	1,025,001	929,500	843,499	600,000	360,000	320,000
R.T. Laube	765,000	705,000	660,000	300,000	150,000	300,000
H. von Prondzynski	1,150,000	1,098,750	865,000	700,000	500,000	500,000
Total	12,170,008	11,850,748	11,363,499	4,500,000	3,330,000	3,232,000

8) Pro rata for the period from 1 October 2001 to 31 December 2001.

B. Stock options, non-voting equity securities (NES; *Genussscheine*) and total remuneration 2004

	Stock options 2004 (value in CHF[9])	Stock options 2003 (value in CHF[9])	Stock options 2002 (value in CHF[9])	NES awarded under the PSP for the years 2002–2004 (total number)	PSP value per year (three-year programme i.e. ⅓ per year) (in CHF)	Total remuneration 2004 (cash, stock options, ⅓ of PSP) (value in CHF)
F.B. Humer	1,780,338	1,780,100	1,367,400	101,772	4,440,652	13,250,990
W.M. Burns	712,135	445,100	319,100	20,254	883,750	3,595,885
E. Hunziker	667,606	445,100	45,600[10]	24,810	1,082,543	4,020,149
G.A. Keller	222,642	89,100	54,800	6, 920	301,943	1,354,592
J.K.C. Knowles	489,652	311,600	218,800	14,346	625,964	2,740,617
R.T. Laube	267,170	204,800	209,700	11,140	486,075	1,818,245
H. von Prondzynski	578,709	356,100	218,800	14,176	618,546	3,047,255
Total	4,718,252	3,631,900	2,434,200	193,418	8,439,473	29,827,733

9) Black-Scholes valuation as described in section 'C. Stock options'.

10) Pro rata for the period from 1 October 2001 to 31 December 2001.

total received expense allowances totalling 230,000 Swiss francs.

Richard T. Laube stepped down from the Executive Committee on 31 December 2004 and will leave the company on 30 June 2005. Richard T. Laube was awarded a special bonus of 2.5 million Swiss francs in recognition of the successful completion of the sale of Roche Consumer Health (RCH).

C. Stock options

At 31 December 2004 the members of the Executive Committee held options as shown in the table below 'Stock options'. All of the options shown in the table were issued by Roche as employee stock options. Each option entitles the holder to purchase one Roche non-voting equity security (NES; *Genussschein*). Under the terms of this well established option plan, the exercise price of the options shown was the closing price for Roche NES on the trading day prior to the Roche Annual Media Conference. All of the options shown are non-tradable. One third of the options are subject to a vesting period of one year, one third have a vesting period of two years, and one third a vesting period of three years. Unvested options lapse without compensation if a member voluntarily leaves the company, while vested options must be exercised within a limited period of time. If they were tradable, the fair value of the options would be calculated at the date of issue based on the Black–Scholes formula and after deducting 11% for the average two-year vest-

Stock options

	Number of options 2004	Number of options 2003	Number of options 2002
F.B. Humer	55,775	109,410	45,428
W.M. Burns	22,310	27,353	10,600
E. Hunziker	20,915	27,353	1,515[11]
G.A. Keller	6,975	5,471	1,820
J.K.C. Knowles	15,340	19,147	7,269
R.T. Laube	8,370	12,583	6,966
H. von Prondzynski	18,130	14,588	2,423
Total	147,815	215,905	76,021
Exercise price in CHF	129.50	77.80	115.50
Expiry date	3.2.2011	25.2.2010	26.2.2009
Allotment value per option in CHF (value based on Black-Scholes valuation minus 11%)	31.92	16.27	30.10

11) Pro rata for the period from 1 October 2001 to 31 December 2001.

ing period. The exercise price, expiry date and allotment price are shown in the table 'Stock options', above. The value of the options in the table 'Remuneration of members of the Executive Committee, B. Stock options, non-voting equity securities (NES; *Genussscheine*) and total remuneration 2004' was based on the calculation method used at the time of issue.

Indirect benefits

Employer contributions that were made in 2004 to social security schemes, pension plans and a Group-wide employee stock purchase plan (Roche Connect) in respect of members of the Executive Committee are shown in the table 'Indirect benefits'.

Under Roche Connect, a voluntary stock purchase plan, employees have the opportunity to buy Roche non-voting equity securities (NES, *Genussscheine*) up to an amount equal to 10% of their annual salary at a 20% discount. NES purchased under this plan are subject to a holding period, which in Switzerland is four years.

Performance Share Plan 2002–2004

The members of the Executive Committee and other members of senior management whose performance has a major impact on Roche's ability to achieve its corporate objectives (some 40 individuals worldwide) participated in the Performance Share Plan (PSP), which was established at

Indirect benefits

	Pension funds/MGB[12] (in CHF)	AHV/IV/ALV[13] (in CHF)	Roche Connect (in CHF)
F.B. Humer	2,740,991	408,725	50,004
W.M. Burns	768,940	142,865	30,000
E. Hunziker	585,703	158,558	36,756
G.A. Keller	177,664	56,759	12,915
J.K.C. Knowles	1,120,989	112,895	14,900
R.T. Laube	255,170	71,754	18,000
H. von Prondzynski	1,247,074	149,170	24,481
Total	6,896,531	1,100,726	187,056

12) MGB: Stiftung der F. Hoffmann-La Roche AG für Mitarbeiter-Gewinnbeteiligung (employee profit-sharing foundation supplementing occupational pension benefits).

13) AHV/IV/ALV: Swiss social security programmes providing retirement, disability and unemployment benefits.

the beginning of 2002. Under the provisions of this programme (and based on the salaries and NES price that applied at that time) a number of NES were reserved for the participants. The actual distribution of securities depended on whether and to what extent an investment in Roche securities (shares and NES) outperformed the average return on investments in securities issued by a peer set[14] of 17 companies operating in the same industry during the three years in which this programme was in effect. Performance was evaluated on the basis of market price and dividend yields.

Over the last three years Roche securities (shares and NES), including dividend yields, have consistently outperformed the average return delivered by the peer pharmaceuticals and diagnostics companies. Roche ranked second at the end of 2004. During this time Roche's market value increased from 102 billion Swiss francs to 113 billion Swiss francs, equivalent to growth of 10.8% or 11 billion Swiss francs. The distribution of dividends totalled 3.8 billion Swiss francs.

In comparison, the average total shareholder return (TSR) of the peer set was significantly lower, resulting in a decline in value of 11%. Thus TSR on Roche securities over the last three years is 29% higher than the average TSR of the peer companies.

Roche has already made the necessary provisions for the PSP, on a pro rata basis, in its annual accounts for 2002 and 2003.

The PSP ended on 31 December 2004 and, in accordance with the provisions of this programme, participating executives were vested with double the number of NES in recognition of their contribution to the company's success. In addition, some participants elected to place a percentage of their NES in a blocked account for a period of four years. Detailed information concerning members of the Executive Committee is presented in the table 'Remuneration of members of the Executive Committee, B. Stock options, non-voting equity securities (NES; *Genussscheine*) and total remuneration 2004'.

14) Peer set: Abbott Laboratories, Amgen, AstraZeneca, Aventis, Bayer, Becton Dickinson, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Pfizer, Sanofi-Synthélabo, Schering-Plough, Takeda, Wyeth

Roche performance

	Roche 1.1.2002	Roche 31.12.2004	Peer group average performance[1] 1.1.2002	Peer group average performance[1] 31.12.2004
Total shareholder return (TSR) The value of CHF 100[1] invested 1st week of January 2002	100	118	100	89

		1.1.2002	31.12.2004
Roche market capitalisation *in billions of CHF*		102	113
Roche securities *in CHF*	Non-voting equity security (NES)	118.50	130.90
	Share	136.00	150.00

[1]Prices translated at constant CHF exchange rates.

TSR = stock price change plus dividend.

Other remuneration and emoluments and loans to corporate officers
Gottlieb A. Keller has taken out a mortgage loan of 492,500 Swiss francs with the Pension Fund of F. Hoffmann-La Roche Ltd at an interest rate of 4.2% p.a. The interest rate on this loan is fixed until 31 December 2006.

Pensions totalling 2,161,932 Swiss francs were paid to nine former Executive Committee members or their widows in 2004 and bonuses totalling 1,620,000 Swiss francs were paid to two former Executive Committee members for the previous year (2003).

Otherwise, no additional remuneration was paid to current or former members of the Executive Committee.

Highest total remuneration
The Chairman of the Board and CEO Franz B. Humer was the member of the Board and the member of the Executive Committee with the highest total remuneration in 2004 (as shown in the tables above). Including the allocation of the awards under the three-year Performance Share Plan, his direct salary was as follows:

Highest total remuneration (in CHF)

	2004	2003	2002
Cash payment	7,030,000	7,030,000	7,530,000
Stock options (value based on Black-Scholes formula minus 11%)	1,780,338	1,780,100	1,367,400
Performance Share Plan 2002–2004 (allocation of ⅓ per year)	4,440,652	4,440,652	4,440,652
Total (value)	13,250,990	13,250,752	13,338,052

Shareholdings

The Directors André Hoffmann and Andreas Oeri and members of the founder's family who are closely associated with them belong to a shareholder group with pooled voting rights. At the end of 2004 this group held 80,020,000 shares (50.01% of issued shares). Following Fritz Gerber's retirement from the Board and departure from the shareholder group on 6 April 2004, André Hoffmann took over the role of pool spokesman. Detailed information about this group is presented in Note 38 to the Roche Group Consolidated Financial Statements ('Related parties', page 131) and in the Notes to the Financial Statements of Roche Holding Ltd (page 148). In addition, as of 31 December 2004 the non-executive members of the Board of Directors and persons closely associated with them held 165,975 shares; the members of the Executive Committee and persons closely associated with them held 996 shares at the same date.

Relationship to Group auditors and statutory auditors

At the Annual General Meeting of Roche Holding Ltd on 6 April 2004, KPMG Klynveld Peat Marwick Goerdeler SA (KPMG) was elected as Group auditors and statutory auditors (information on the appointment of the Group auditors and the date on which the principal auditor took up office will be found on page 45). The Group auditors and statutory auditors participate in the Audit and Corporate Governance Committee meetings. The auditors make written and oral reports on the results of their audits. The Audit and Corporate Governance Committee oversees and assesses the auditors and makes recommendations to the Board (for information on the responsibilities of the Audit and Corporate Governance Committee, see Article 8.1[15] of the Bylaws). The Group auditors and statutory auditors participated in three meetings of the Audit and Corporate Governance Committee in 2004.

KPMG received the following remuneration for their services as Group auditors and as statutory auditors of Roche Holding Ltd and other Roche financial companies:

15) http://www.roche.com/home/company/com_gov/com_gov_bylaws.htm

(in millions of CHF)	2004
Auditing services	10.4
Audit-related services	1.7
Tax consultancy services	1.3
Total	13.4

The Group auditors and statutory auditors are elected each year by the Annual General Meeting.

Ernst & Young Ltd received the following remuneration for their services as the auditors of Genentech and Chugai:

(in millions of CHF)	2004
Genentech and Chugai audits	3.3
Other consulting services provided to Genentech and Chugai	1.0
Total	4.3

Additional information relating to corporate governance

Group structure and shareholders

- Roche's operating businesses are organised into two divisions: Pharmaceuticals and Diagnostics. The Pharmaceuticals Division comprises the three business segments Roche prescription, Genentech prescription and Chugai prescription. The sale of the Consumer Health (OTC) business resulted in the transfer of Roche's OTC business to Bayer AG as of 31 December 2004 and Chugai's OTC business to Lion Corporation as of 29 December 2004. The Diagnostics Division consists of five business areas: Diabetes Care, Near Patient Testing, Centralized Diagnostics, Molecular Diagnostics and Applied Science. Business activities are carried out through Group subsidiaries and associated companies. Significant subsidiaries and associated companies are listed in Note 41 to the Roche Group Consolidated Financial Statements ('Subsidiaries and associated Companies', pages 135 to 138).
- Major shareholders are listed in Notes 34 and 38 to the Roche Group Consolidated Financial Statements ('Equity' and 'Related parties', pages 128 and 131) and in the Notes to the Financial Statements of Roche Holding Ltd (page 148).
- André Hoffmann and Andreas Oeri serve on the Board of Directors as representatives of the shareholders with pooled voting rights and receive the remuneration set out in the table 'Remuneration of members of the Board of Directors', above. No other relationships exist with the shareholders with pooled voting rights.
- There are no cross-shareholdings.

Capital structure

- Information on Roche's capital structure is provided in the Notes to the Financial Statements of Roche Holding Ltd (page 148). Additional details are contained in the Articles of Incorporation of Roche Holding Ltd.[16]
- Changes in equity are detailed in the Notes to the Financial Statements of Roche Holding Ltd (page 148).

16) http://www.roche.com/home/company/com_gov/com_gov_arti.htm

- The Company has a share capital of 160,000,000 Swiss francs, divided into 160,000,000 fully paid bearer shares with a nominal value of 1 Swiss franc each. There are no limitations on the transfer of these shares and no shares with maximum voting rights. Upon deposit, shares can be voted without any restrictions.
- There is no authorised or conditional capital.
- In addition, 702,562,700 NES have been issued in bearer form. They do not form part of the share capital and confer no voting rights. Each NES confers the same rights as one share to participate in available earnings and in any liquidation proceeds following repayment of the share capital. Roche's NES and the provisions securing the claims and rights pertaining thereto are described in §4 of the Articles of Incorporation of Roche Holding Ltd.
- Information on debt instruments which have been issued and on outstanding bonds will be found in Note 32 to the Roche Group Consolidated Financial Statements ('Debt', page 123).
- Additional information on employee stock options will be found in Note 12 to the Roche Group Consolidated Financial Statements ('Employee stock options and other equity compensation benefits', page 108).
- Roche has issued no options apart from those which have been awarded to employees or issued in connection with debt instruments.
- Neither the options awarded to employees nor the debt instruments which have been issued have any effect on Roche's share capital.

Board of Directors and Executive Committee

- Information on each member of the Board of Directors (including the years in which they were elected and the years in which their terms end) and Executive Committee is listed on pages 42 to 45. Curricula vitae and other information about Board and Executive Committee members (including information on board memberships) are available on the Internet[17].
- None of the non-executive members of the Board of Directors has been a member of the Executive Committee of Roche or any of the Group subsidiaries during the three financial years preceding the current reporting period.
- The internal organisation of the Board of Directors and the division of authority and responsibilities between the Board and management are governed by the Bylaws[18].
- The Board of Directors has established a system of controls which is overseen by the Audit and Corporate Governance Committee and consists of the following elements:
  - Reports on financial and operating risks
  - Internal audits
  - Compliance Officer
  - Safety and Environment department
  - Corporate Sustainability Committee
  - Scientific and Ethics Advisory Group (SEAG) for issues relating to genetics and genetic engineering (established 1999).
- Each year several black-out periods are imposed during which all senior employees are prohibited from trading in company stock. The following black-out periods are in effect for 2005:

  1 January to 2 February
  1 April to 19 April
  1 July to 20 July
  1 October to 19 October

  Black-out periods can be changed by the Chairman of the Board of Directors if circumstances warrant.
- The Board of Directors held a total of five meetings in 2004. The Board committees met as follows in 2004:
  - the Presidium of the Board of Directors/Nomination Committee: five meetings
  - the Audit and Corporate Governance Committee: four meetings
  - the Finance and Investment Committee: three meetings
  - the Remuneration Committee: four meetings
- There are no management contracts which fall within the meaning of Subsection 4.3 of the SWX Corporate Governance Directive.

Participatory rights of shareholders

- The participatory rights of shareholders are fully defined in Roche's Articles of Incorporation[19]. As Roche shares are issued to bearer, there are no restrictions on admission to Annual General Meetings, with the exception that shares must be

17) http://www.roche.com/home/company/com_gov.htm

18) http://www.roche.com/home/company/com_gov/com_gov_bylaws.htm

19) http://www.roche.com/home/company/com_gov/com_gov_arti.htm

deposited within a specified period before the date of a meeting and an admittance card must be issued in the shareholder's name, as provided in §12 of the Articles of Incorporation. Any shareholder can elect to be represented by another shareholder at an Annual General Meeting. The Articles of Incorporation contain no restrictions on the exercise of voting rights, and the only quorum requirements are those stipulated in §16.

- Under §10.2 of the Articles of Incorporation, shareholders representing shares with a nominal value of at least 1,000,000 Swiss francs can request the placement of items of business on the agenda of an Annual General Meeting. This must be done no later than 60 days before the date of the meeting.

Change of control and defensive measures

- The Articles of Incorporation contain no provisions on the mandatory bid rule. Swiss law applies.
- There are no change-of-control clauses. Those components of remuneration based on Roche NES would be terminated in the event of an acquisition, and vesting period restrictions on pre-existing awards would be removed, so that all such options could be immediately exercised.

Information policy

- As provided by §33 of the Articles of Incorporation[20], corporate notices are published in the Swiss Official Gazette of Commerce *(Schweizerisches Handelsamtsblatt)* and in other daily newspapers designated by the Board of Directors *(Basler Zeitung, Finanz und Wirtschaft, L'Agefi, Le Temps, Neue Zürcher Zeitung)*.
- Roche reports its half-year and full-year results in business reports published in print and online formats and at media events. In addition, first- and third-quarter sales figures are published each year in April and October. Current dates of publications are available in English and German on the Internet[21].
- All relevant information and documents, including all other media releases and presentations to analyst and investor conferences, are available in English and German on the Internet. Further publications can be ordered by e-mail, fax or telephone (basel.webmaster@roche.com; tel. +41 (0)61 688 83 39; fax +41 (0)61 688 43 43).
- The contact address for Investor Relations is: F. Hoffmann-La Roche Ltd, Investor Relations, Corporate Finance, 4070 Basel, Switzerland; tel. +41(0)61 688 88 80, fax +41(0)61 691 00 14. Additional information, including details on specific contact persons, is available on the Internet[22].

Non-applicability/negative disclosure

It is expressly noted that any information not contained or mentioned herein is non-applicable or its omission is to be construed as a negative declaration (according to the requirements of the SWX Corporate Governance Directive, including the Commentary).

20) http://www.roche.com/home/company/com_gov/com_gov_arti.htm
21) http://www.roche.com/home/media/med_events.htm
22) http://www.roche.com/home/investors/inv-contact.htm

Compliance Officer

The Compliance Officer is committed to ensuring that Roche corporate principles are consistently complied with throughout the Roche Group and also serves as a contact person for shareholders, employees, customers, suppliers and the general public on issues relating to the implementation of and compliance with these principles. Employees and other parties who become aware of violations of Roche corporate principles can and should bring them to the attention of their managers or supervisors or report them to the Compliance Officer (Andreas Greuter, direct phone number: +41(0) 61 688 75 37). Such disclosures will be treated as confidential. Employees who make such disclosures will not be penalised by the Company for doing so, but are not immune from prosecution for legal violations. The Compliance Officer submits regular reports to the Audit and Corporate Governance Committee.

Making diabetes easier to live with

The number of people with diabetes has risen sharply in recent years and, according to a WHO estimate, will reach 300 million by 2025. The situation is already being described as a global epidemic. Diabetes is associated with serious complications, including blindness, heart attack, stroke, kidney damage and limb amputations. Many of these problems can be prevented or improved through regular blood glucose monitoring and the right insulin regimen – which means that health systems as well as patients stand to benefit.

Thirty years ago the idea of people with diabetes monitoring their own glucose as they went about their daily lives seemed unthinkable; now it's the norm. Roche Diagnostics has had a major hand in bringing about this change. Today, small, easy-to-use glucose meters like Accu-Chek Compact can match the precision and accuracy of a laboratory, and our latest software for personal digital assistants now makes it possible to manage glucose and insulin data together.

But the story doesn't end there. We want to make life even simpler and safer for people with diabetes. For example, by finding ways to measure blood glucose without having to take a blood sample; and by developing insulin pumps that allow continuous insulin delivery. Our long-term goal is to create an artificial pancreas. This would be a huge step forward in the fight against diabetes.

Monitoring

Monitoring devices are not just for people with diabetes. The benefits of using a compact high-tech self-monitoring device are just as real for patients taking anticoagulants, who need quick, reliable information about their coagulation status.

And specific diagnostic tests and systems play a vital role in monitoring other types of therapy as well. For example, they help doctors to track patients' responses to anti-HIV therapy and, when necessary, make the right treatment changes at the right time.




Predisposition
Early detecion
Prevention
Diagnosis
Therapy
Monitoring

'Self-monitoring gives me independence and security – in short, a better quality of life.'

Gudrun Schindler (43), who lives in the Schwäbische Alb region in Germany, advises people with diabetes. She knows what she's talking about: for the last 21 years she has been checking her own blood glucose several times a day with Roche Accu-Chek systems.


Finance in brief
Net income in millions of CHF
2004 6,641
2003 3,069
2002 –4,026
Net income continuing businesses before exceptional items in millions of CHF
2004 4,343
2003 3,371
2002a) 3,072
EBITDA continuing businesses in millions of CHF
2004 9,231
2003 8,038
2002 7,219
Net liquidity (year-end) in millions of CHF
2004 11,674
2003 5,908
2002 600
Debt (year-end) in millions of CHF
2004 8,960
2003 15,287
2002 22,350
Stock price of non-voting equity security (Genussschein; year-end) in CHF
2004 130.90
2003 124.75
2002 96.35
a) Excluding gain from LabCorp transactions

Finance

During 2004 Roche Finance has contributed significantly to the excellent Group results by supporting the divestment of the OTC business and by creating the conditions for a balanced financial income in 2005. The 3.7 billion Swiss francs proceeds from the OTC divestment more than covered the 1.8 billion Swiss francs cost for the acquisition of Igen. Debt was reduced by a further 6.3 billion Swiss francs, resulting in significantly lower interest expenses, and we also continued to reduce the risk exposures of financial investments and foreign exchange transactions. These Finance activities, coupled with the strong cash generation of Pharmaceuticals and Diagnostics evidenced by the EBITDA of 9.2 billion Swiss francs, have led to an increase in the Group's net liquidity of 5.8 billion Swiss francs to 11.7 billion Swiss francs. The ratio of equity and minority interests to total assets improved to 57% from 49%.



Erich Hunziker, Chief Financial Officer

Key figures *in millions of CHF*

	Roche Group				Continuing businesses[a]			
			% change				% change	
	2004	2003	CHF	LC	2004	2003	CHF	LC
Sales	31,273	31,220	0	+3	29,522	27,190	+9	+12
Research and development	5,093	4,766	+7	+11	5,053	4,624	+9	+14
EBITDA[b]	9,566	8,609	+11	+15	9,231	8,038	+15	+19
Operating profit before exceptional items	7,254	6,268	+16	+20	6,950	5,793	+20	+24
Operating profit	8,979	5,592	+61	+65	6,179	5,520	+12	+16
Financial income	(359)	(667)	-46		(339)	(630)	-46	
Net income before exceptional items[c]	–	–	–		4,343	3,371	+29	
Net income	6,641	3,069	+116		4,339	3,074	+41	
EPS[d] before exceptional items in CHF	–	–	–		5.07	3.97	+28	
EPS[d] in CHF	7.81	3.61	+116		5.09	3.62	+41	
Research and development as % of sales	16.3	15.3			17.1	17.0		
EBITDA as % of sales	30.6	27.6			31.3	29.6		
Operating profit before exceptional items as % of sales	23.2	20.1			23.5	21.3		
Effective tax rate %	24.7	29.6			28.4	29.0		
Net income as % of sales	21.2	9.8			14.7	11.3		

	Roche Group 31 December 2004	Roche Group 31 December 2003
Net liquidity	11,674	5,908
Total assets	58,076	59,486
Equity and minority interests	33,293	29,164
Debt	8,960	15,287
Equity ratio[e]	57%	49%
Debt-equity ratio[f]	27%	52%

a) Continuing businesses includes the Pharmaceuticals and Diagnostics businesses, treasury and other corporate activities. Consumer Health (OTC) and Vitamins and Fine Chemicals are reported as discontinuing businesses.

b) EBITDA: Earnings before exceptional items and before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

c) Net income before exceptional items and EPS before exceptional items are calculated as shown on page 143.

d) EPS: Earnings per share and non-voting equity security (diluted).

e) Equity ratio: Equity and minority interests as a percentage of total assets.

f) Debt-equity ratio: Debt as a percentage of equity (including minority interests).

LC = local currencies

Finance – 2004 in brief

Above market sales growth

- Sales in two core businesses: up 12% in local currencies.
- Strongest growth in high-margin products and business areas.

Improved profitability in both Pharmaceuticals and Diagnostics

- Operating profit (continuing businesses) before exceptional items: increased by 24% in local currencies.
- Pharmaceuticals operating profit margin before exceptional items: increased by 1.9 percentage points to 25.7%.
- Diagnostics operating profit margin before exceptional items: increased by 2.4 percentage points to 21.4%.
- Continued high investment in R&D of over 5 billion Swiss francs.
- Funding of in-licensing deals by selective disposals of non-core products.

Divestment of OTC business

- Sale of Roche Consumer Health to Bayer.
- Sale of Chugai's OTC business to Lion Corporation.
- Bayer deal includes five Pharmaceuticals production facilities reducing asset levels.
- Transactions realised total pre-tax gains of 2.3 billion Swiss francs.
- Both deals are cash transactions.

Completion of Igen acquisition

- Acquisition completed in February 2004 for 1.8 billion Swiss francs.
- Strengthens access to the diagnostics immunochemistry sector.

Continued debt restructuring

- Further restructuring, with more high-interest debt instruments retired.
- Debt decreased by 6.3 billion Swiss francs.
- Interest expenses reduced by 335 million Swiss francs.
- Exceptional pre-tax income of 908 million Swiss francs from bond conversion and redemption.

Reduced financial risks

- Risk exposures of financial assets and foreign exchange transactions reduced.

Increased net liquidity

- Increased to 11.7 billion Swiss francs from 5.9 billion Swiss francs.

Increased net income

- Increase in net income: 116% or 3.6 billion Swiss francs.
- Increase in net income (continuing businesses) before exceptional items: 29% or 1.0 billion Swiss francs.

Operating results (continuing businesses before exceptional items)

Sales: 12% increase in sales, with both core businesses gaining market share

The Roche Group recorded sales of 29.5 billion Swiss francs from its continuing businesses in 2004, which represents an increase of 12% in local currencies (9% in Swiss francs). Growth in both divisions was well ahead of the respective market growth. In Pharmaceuticals this was driven by Roche's successful oncology franchise including first-time sales for Avastin and Tarceva of some 700 and 20 million Swiss francs respectively. There was also strong growth in the virology franchise, including Pegasys+Copegus, and the transplantation franchise with products such as CellCept and Valcyte/Cymevene. In Diagnostics the major drivers were Diabetes Care, Molecular Diagnostics and Immunodiagnostics, where sales grew well ahead of the market rate.

Sales (continuing businesses) *in millions of CHF*

	2004	2003	% change (CHF)	% change (local currencies)
Pharmaceuticals	21,695	19,781	+10	+13
Of which				
- Roche prescription	13,970	13,243	+5	+8
- Genentech prescription	4,522	3,382	+34	+45
- Chugai prescription	3,203	3,156	+1	+3
Diagnostics	7,827	7,409	+6	+8
Sales (continuing businesses)	29,522	27,190	+9	+12

Divisional results

Operating profit before exceptional items increased by 24% in local currencies (20% in Swiss francs) to 7.0 billion Swiss francs. Pharmaceuticals increased its operating profit margin to 25.7%, an increase of 1.9 percentage points, while Diagnostics improved by 2.4 percentage points to 21.4%. This was achieved by the strong sales growth and increased income from product divestments more than covering the additional spending for newly launched products, upcoming launches and investment in the development pipeline.

Divisional results (continuing businesses before exceptional items) *in millions of CHF*

2004	Divisional sales to third parties	EBITDA	EBITDA as % of sales	Operating profit before exceptional items	Operating profit before exceptional items as % of sales
Pharmaceuticals	21,695	7,079	32.6	5,573	25.7
Of which					
- Roche prescription	13,970	4,554	32.6	3,642	26.1
- Genentech prescription	4,522	1,892	41.8	1,444	31.9
- Chugai prescription	3,203	633	19.8	487	15.2
Diagnostics	7,827	2,444	31.2	1,675	21.4
Other	-	(292)	-	(298)	-
Group total (continuing businesses)	29,522	9,231	31.3	6,950	23.5
2003					
Pharmaceuticals	19,781	6,234	31.5	4,698	23.8
Of which					
- Roche prescription	13,243	4,303	32.5	3,354	25.3
- Genentech prescription	3,382	1,327	39.2	882	26.1
- Chugai prescription	3,156	604	19.1	462	14.6
Diagnostics	7,409	2,111	28.5	1,405	19.0
Other	-	(307)	-	(310)	-
Group total (continuing businesses)	27,190	8,038	29.6	5,793	21.3

Pharmaceuticals: Operating profit increased by 23% in local currencies (19% in Swiss francs) to 5.6 billion Swiss francs, representing 25.7% of sales compared to 23.8% in 2003. EBITDA showed a similarly strong result increasing to 7.1 billion Swiss francs, a rise of 18% in local currencies. The EBITDA margin increased to 32.6%. The higher profitability is driven largely by 13% local currency sales growth and under-proportional growth in marketing and distribution, administration and amortisation of intangible assets. Investments in research and development grew at 17% in local currencies to reach 4.4 billion Swiss francs or 20% of sales. This includes in-licensing investments of 250 million Swiss francs, which were funded by gains on product disposals of 430 million Swiss francs.

Roche prescription: The operating profit margin of the Roche prescription business increased by 0.8 percentage points to 26.1%. Marketing and distribution and amortisation of intangible assets grew under-proportionately. Investment in research and development grew significantly faster than sales, driven by the strong development pipeline and in-licensing investments. Royalty expenses for licensed in products also increased. These increases have been largely funded by selective disposals of non-core products.

Genentech prescription: The business achieved further strong sales and profit growth, with operating profit up by 77% in local currencies (64% in Swiss francs). The operating profit margin increased to 31.9% from 26.1% despite the additional spending for marketing and promotional programs to support commercial and pipeline products, primarily Avastin, Tarceva, Raptiva, Xolair, MabThera/Rituxan and Herceptin. Additional expenses were also incurred for the expansion of the infrastructure necessary to support the sales growth and the charges of 48 million Swiss francs related to the discontinuation of the commercialisation of Nutropin Depot.

Chugai prescription: This business posted an operating profit of 487 million Swiss francs and the operating profit margin reached 15.2% compared to 14.6% in 2003. This strong performance is the result of the sales growth. Second half-year 2004 operating profitability of 15.3% was significantly lower than the 21.6% in the comparative period in 2003, driven by the restructuring expenses for the early retirement programme. Without this impact, 2004 showed as in 2003 a significantly higher operating profitability in the second half of the year, which is basically due to the Japanese pattern of relatively low sales in the first quarter following high fourth-quarter sales in the previous year.

Diagnostics: Operating profit increased by 19% to 1.7 billion with an increase in the operating margin of 2.4 percentage points to 21.4%. EBITDA increased by 16% to 2.4 billion Swiss francs, resulting in an EBITDA margin of 31.2%. The main driver of these results is the further sales growth. In addition there was higher royalty income in 2004, which was broadly equivalent to the net effect in the 2003 results of the income from legal settlements and product disposals and costs of Disetronic restructuring charges. The additional 2004 amortisation expenses of intangible assets arising from the Igen acquisition were basically equivalent to the royalty expenses previously paid to Igen.

Other: This includes the costs of Corporate Headquarters.

Operating profit (continuing businesses before exceptional items) *in millions of CHF*

	2004	2003	% change (CHF)	% change (local currencies)
Sales	29,522	27,190	+9	+12
Cost of sales	(6,556)	(6,097)	+8	+9
Gross profit	22,966	21,093	+9	+13
Marketing and distribution	(8,275)	(7,817)	+6	+10
Research and development	(5,053)	(4,624)	+9	+14
Administration	(1,398)	(1,360)	+3	+6
Amortisation of intangible assets	(1,000)	(986)	+1	+6
Other operating income	1,727	1,316	+31	+38
Other operating expense	(2,017)	(1,829)	+10	+13
Operating profit before exceptional items (continuing businesses)	6,950	5,793	+20	+24

Gross profit: The gross profit margin improved by 0.2 percentage points to 77.8%, reflecting growth in high-margin products as well as the effects of continuing productivity improvements.

Marketing and distribution: The increase was due to the support for newly launched products such as Pegasys+Copegus, Fuzeon, Xolair, Raptiva, Avastin and Tarceva as well as marketing activities in the growing Diagnostics business. However, marketing and distribution as a percentage of sales decreased by 0.7 percentage points to 28.0% as the increase in expenditure was less than the sales growth.

Research and development: The increase was mainly due to significantly increased activities to support the strong development pipeline, which includes in-licensed and opt-in compounds. Research and development costs as a percentage of sales was 17.1% in 2004, an increase of 0.1 of a percentage point compared to 2003. For Pharmaceuticals, which accounts for 86% of the Group's research and development expenses, they increased by 0.4 percentage points to 20.1% of sales.

Administration: The increase was in part due to an alignment of the infrastructure at Genentech reflecting the continuing growth of the business, and increased legal expenses.

Amortisation of intangible assets: The increase is due to the intangible assets acquired in the Disetronic and Igen acquisitions. The 2004 results include 50 million Swiss francs for Igen (representing 10 months since acquisition) and a full year's charge of 32 million Swiss francs for Disetronic (the 2003 results only included 8 months of amortisation).

Other operating income: This increase was due to product divestments such as Soriatane, with gains on product divestments totalling 431 million Swiss francs compared to 134 million Swiss francs in 2003. These gains were used to fund the increased level of in-licensing activity. Royalty income also increased.

Other operating expense: This increase was basically due to higher royalty expenses on in-licensed products such as MabThera/Rituxan and Xolair. In addition there were 31 million Swiss francs of charges for intangible asset impairment, in particular resulting from Genentech's decision to discontinue the commercialisation of Nutropin Depot.

Discontinuing operations

Discontinuing operations *in millions of CHF*

	2004	2003
Sales	1,751	4,030
Operating profit before exceptional items	304	475

OTC business: Sales of non-prescription medicines increased by 1% (-1% in Swiss francs) to 1,751 million Swiss francs. Operating profit before exceptional items was 304 million Swiss francs, which includes restructuring costs of 17 million Swiss francs in 2004.

Vitamins and Fine Chemicals business: Effective 30 September 2003, after receiving the final regulatory approvals, the Group completed the sale of its global Vitamins and Fine Chemicals business to the Dutch company DSM. The 2003 results of the Roche Group include the results of the Vitamins and Fine Chemicals business up until 30 September 2003.

Exceptional items and non-operating results

Exceptional items and non-operating results *in millions of CHF*

	Continuing businesses		Discontinuing businesses		Group	
	2004	2003	2004	2003	2004	2003
Operating profit before exceptional items	6,950	5,793	304	475	7,254	6,268
Amortisation of goodwill	(572)	(489)	(7)	(8)	(579)	(497)
Major legal cases	-	216	-	-	-	216
Changes in Group organisation	(199)	-	2,503	(395)	2,304	(395)
Operating profit	6,179	5,520	2,800	72	8,979	5,592
Income from associated companies	(43)	(44)	-	-	(43)	(44)
Financial income	(339)	(630)	(20)	(37)	(359)	(667)
Exceptional income from bond conversion and redemption	908	-	-	-	908	-
Profit before taxes	6,705	4,846	2,780	35	9,485	4,881
Income taxes	(1,902)	(1,406)	(443)	(39)	(2,345)	(1,445)
Profit after taxes	4,803	3,440	2,337	(4)	7,140	3,436
Minority interests	(464)	(366)	(35)	(1)	(499)	(367)
Net income	4,339	3,074	2,302	(5)	6,641	3,069
Earnings per share and non-voting equity security						
Basic (CHF)	5.16	3.67	-	-	7.90	3.66
Diluted (CHF)	5.09	3.62	-	-	7.81	3.61

Amortisation of goodwill: Goodwill amortisation in 2004 from the Disetronic and Igen acquisitions was 57 million Swiss francs (versus 38 million Swiss francs in 2003) and 88 million Swiss francs respectively. Roche continued to amortise goodwill in 2004, including that held by Genentech, but presents this as an exceptional item in view of International Financial Reporting Standards changes that will be implemented in 2005.

Major legal cases: There were no significant developments in 2004 and no additional income or expenses were recorded.

Changes in Group organisation: In 2004 the Group announced the sale of Roche Consumer Health, including five Roche prescription manufacturing sites to Bayer. The sale was substantially completed by the year-end, covering the majority of the sites and businesses involved. In addition Chugai completed the sale of their OTC business in Japan to Lion Corporation. The total pre-tax gain on these sales in 2004 was 2.3 billion Swiss francs. This includes impairments and restructuring charges in Roche's prescription business totalling 276 million Swiss francs. The 2003 results include the losses on the sale of the Vitamins and Fine Chemicals business totalling 395 million Swiss francs.

Operating profit: Overall operating profit increased by 3.4 billion Swiss francs or 65% in local currencies. This follows from the 2.3 billion Swiss franc realised gain on the sale of the Consumer Health (OTC) business compared to the 0.4 billion Swiss franc loss on the disposal of the Vitamins and Fine Chemicals business in 2003. Before exceptional items, operating profit increased by 20% in local currencies to 7.3 billion Swiss francs.

Income from associated companies: The result of associates was not significant.

Financial income: Financial income showed further improvement compared to 2003. Net income from equity securities was 38 million Swiss francs compared to a net expense of 168 million Swiss francs in 2003. The comparative result includes impairment losses of 313 million Swiss francs, compared to 63 million Swiss francs in 2004. Ongoing income from both equity and debt securities decreased due to lower holdings. Total interest expenses were 645 million Swiss francs, a reduction of 34%, due to the retirement of various debt instruments and the refinancing of the obligations covering convertible debt instruments that was carried out in 2003. Net foreign exchange gains were 42 million Swiss francs compared to 270 million Swiss francs in 2003 following the reduction in foreign exchange exposures. A full analysis of financial income is given in Note 15 to the Consolidated Financial Statements.

Exceptional income from bond conversion and redemption: As part of the continuing refinancing and restructuring of the Group's debt, the 'LYONs IV' and 'LYONs III' notes were called for redemption and the Group also redeemed part of the 'Chameleon' bond by a public tender. After the 'LYONs IV' redemption call almost all of the outstanding notes were called for conversion to Genentech shares by the holders. In addition, the Group reassessed the likely future cash outflows for the 'LYONs V' notes and concluded it was appropriate to consider the first call date of 25 July 2007 as the most probable date of cash flows. Accordingly, using the effective interest rate method, the Group recorded a pre-tax expense of 94 million Swiss francs to allow the accreted debt value to meet the issue price plus accrued original issue discount (OID) at 25 July 2007. A net pre-tax gain of 908 million Swiss francs arose from these transactions, primarily from the Group's partial disposal of its interest in Genentech on the conversion of the 'LYONs IV' notes. Due to its material impact this is presented as an exceptional item in the income statement.

Income taxes: The Group's continuing businesses' effective tax rate was 28.4% compared to the 2003 rate of 29.0%. 2004 included the recognition of certain previously unrecognised tax losses and other local effects which offset the negative effects on the tax rate of the conversion and redemption of bonds. The relatively high total Group effective tax rate in the 2003 results is caused by the impairment charges on the Vitamins and Fine Chemicals business. A reconciliation of the effective tax rate is given in Note 16 to the Consolidated Financial Statements.

Minority interests: Income applicable to minorities increased due to the continually improving profit contribution by Genentech and Chugai. 293 million Swiss francs relate to Genentech and 197 million Swiss francs to Chugai.

Net income: The Group increased its net income by 116% in 2004 following the improved operating results and the exceptional gains (after tax and minority interests) of 1.9 billion Swiss francs on the OTC divestment and of 0.7 billion Swiss francs from the bond conversions and redemptions. Excluding these and other exceptional items, net income on a continuing businesses basis increased by 972 million Swiss francs or 29%.

Cash flows and net liquidity

Cash flow statement in millions of CHF

	2004	2003
Cash generated from business operations	9,748	9,190
(Increase) decrease in working capital	227	(791)
Income (costs) of major legal cases received (paid)	(131)	395
Other operating cash flows	(1,019)	(775)
Operating activities before income taxes	8,825	8,019
Income taxes paid (all activities)	(1,490)	(766)
Operating activities	7,335	7,253
Investing activities	(2,019)	1,563
Financing activities	(7,863)	(6,745)
Net effect of currency translation on cash	(124)	(225)
Increase (decrease) in cash	(2,671)	1,846

Under the terms of the agreement with Bayer, the majority of the proceeds from the divestment of the Consumer Health (OTC) business amounting to 2,886 million Swiss francs were transferred to the Group on 1 January 2005. These amounts are not included in the above table. See also Note 7 to the Consolidated Financial Statements.

Operating cash flows: The Group's business operations continued to show strong cash generation of 9.7 billion Swiss francs, driven by continued growth in EBITDA. Income taxes paid in 2004 were at a more normal level when compared to 2003, which included large income tax receivables recovered from tax authorities. The cash flows of the OTC business are included in the above figures. EBITDA for this business in 2004 was 335 million Swiss francs (2003: 352 million Swiss francs). The cash flows of the Vitamins and Fine Chemicals business are included in the 2003 figures. EBITDA for this business in 2003 was 219 million Swiss francs.

Investing cash flows: The largest investing cash flow was the 1.8 billion Swiss francs paid in respect of the Igen acquisition. Other investing cash flows also include expenditure on property, plant and equipment. In both 2004 and 2003 there was a large net cash inflow from sales of part of the Group's portfolio of marketable securities in order to fund the repayment of the debt instruments, and also in 2003 for the vitamin case payments. The disposal of the OTC business increased cash by 0.8 billion Swiss francs in 2004, with the main proceeds of 2.9 billion Swiss francs received from Bayer on 1 January 2005.

Financing cash flows: The most significant financing cash flows in 2004 and 2003 relate to dividend payments and the redemption of debt instruments. Dividends paid in 2004 were 1.4 billion Swiss francs (2003: 1.2 billion Swiss francs) and cash used for the redemption of debt instruments was 3.0 billion Swiss francs in 2004 (used for the 'LYONs III' notes and 'Chameleon' bonds) compared to 3.1 billion Swiss francs in 2003 (used for the 'Bullet' bonds and the 'LYONs II' notes). The redemption and conversion of the 'LYONs IV' notes in 2004 had a cash impact of only 5 million Swiss francs as the debt obligation was almost entirely settled by the delivery of Genentech shares. 2003 cash flows also included 2.6 billion Swiss francs proceeds from three issues from the Group's European Medium Term Note programme, and an outflow of 1.6 billion Swiss francs for the refinancing of the instruments covering convertible debt obligations.

Net liquidity *in millions of CHF*

	31 December 2004	31 December 2003	% change
Cash and marketable securities	12,999	16,095	-19
Receivable from Bayer Group collected on 1 January 2005	2,886	-	-
Financial long-term assets and restricted cash	1,999	2,093	-4
Derivative financial instruments, net	(19)	209	-
Own equity instruments	2,769	2,798	-1
Financial assets	20,634	21,195	-3
Long-term debt	(6,947)	(10,246)	-32
Short-term debt	(2,013)	(5,041)	-60
Total debt	(8,960)	(15,287)	-41
Net liquidity	11,674	5,908	+98

Net liquidity increased in 2004, the main driver being a strong cash inflow from operating activities of 7.5 billion Swiss francs. The inflow of 3.7 billion Swiss francs from the divestment of the Consumer Health (OTC) business more than covered the outflow of 1.8 billion Swiss francs for the acquisition of Igen. The 'LYONs IV' notes conversion reduced debt and increased net liquidity by 1.2 billion Swiss francs. The 'LYONs III' and 'Chameleon' transactions affect both debt and cash and therefore have little effect on net liquidity.

Balance sheet

Balance sheet *in millions of CHF*

	31 December 2004	31 December 2003	% change
Long-term assets	28,670	29,820	-4
Current assets	29,406	29,666	-1
Total assets	58,076	59,486	-2
Equity	28,223	23,570	+20
Minority interests	5,070	5,594	-9
Non-current liabilities	14,882	18,658	-20
Current liabilities	9,901	11,664	-15
Total equity, minority interests and liabilities	58,076	59,486	-2

Long-term assets: The Igen acquisition increased goodwill and intangible assets by 2.1 billion Swiss francs. The sale of the OTC business reduced long-term assets by 0.6 billion Swiss francs. The fall in the US dollar to 1.13 against the Swiss franc by end of 2004 reduced long-term assets in Swiss franc terms since many of the Group's production facilities and intangible assets are US dollar denominated.

Current assets: Current assets increased by the 3.7 billion Swiss francs proceeds from the sale of the OTC business and by the cash generated from operations. Current assets decreased by the 1.8 billion Swiss francs cash paid for Igen, the 1.4 billion Swiss francs cash used for payment of dividends and the 3.0 billion Swiss francs cash used in the redemption of the 'LYONs III' notes and the partial redemption of the 'Chameleon' bonds. The sale of the OTC business reduced current assets, mainly inventories and trade receivables by 0.5 billion Swiss francs.

Equity: The most significant movements were the net income of 6.6 billion Swiss francs and the dividend payment of 1.4 billion Swiss francs.

Minority interests: The conversion of the 'LYONs IV' notes led to an increase in the minority ownership of Genentech. In Swiss franc terms this was offset by the fall in the US dollar against the Swiss franc.

Non-current liabilities: The major movement is that the 'Sumo' bonds, with a book value of 1.1 billion Swiss francs due in March 2005, are now classified as short-term debt. The partial redemption of the 'Chameleon' bonds reduced long-term debt by 0.6 billion Swiss francs. The movement in the US dollar rates reduced the Swiss francs carrying value of the Group's US dollar denominated debt instruments.

Current liabilities: The conversion and redemption of the 'LYONs IV' and 'LYONs III' notes reduced short-term debt by 3.5 billion Swiss francs. This was partly compensated for by the reclassification of the 'Sumo' bonds from long-term debt.

Strong financial condition: The Group remains solidly financed, with equity (including minority interests) representing 57% of total assets and 83% of total assets financed long-term.

International Financial Reporting Standards

The Roche Group has been using International Financial Reporting Standards (IFRS) to report its consolidated results since 1990. Since late 2003 the International Accounting Standards Board (IASB) has published a number of new and revised standards, which the Group will implement effective 1 January 2005. These are fully discussed in Note 1 to the Consolidated Financial Statements. Those changes that the Group expects to have the most significant impact are described below.

Equity compensation plans: The fair value of equity compensation plans awarded to employees will be estimated at grant date and recorded as an expense over the vesting period. This change will be applied retrospectively, using certain transitional restrictions. Based on the initial work carried out and applying the transitional restrictions, the Group estimates that impact on operating income and net income for 2004 would be approximately 143 million Swiss francs and 55 million Swiss francs respectively. Due to the transitional rules these are not indicative of the future impacts.

Goodwill amortisation: Effective 1 January 2005 the amortisation of goodwill will cease. Goodwill will continue to be tested for impairment. The standard requires prospective application. Had the standard been applied in 2004, then goodwill amortisation expenses of 579 million Swiss francs would not have been recorded and net income would be 463 million Swiss francs higher.

Recognition of intangible assets: The revised standards on intangible assets and business combinations will typically result in more intangible assets being recognised from acquisitions and in-licensing collaborations and alliances than previously.

Financial instruments: The Group already fully applies the existing IAS 39 on 'Financial Instruments' and has done so since 2001. The changes to the standards on financial instruments are not expected to have a major effect.

Equity and minority interests: Minority interests will be included as part of the Group's equity and not as a separate category on the balance sheet. This will increase the Group's equity by 5,070 million Swiss francs, effective 1 January 2005.

The Group does not expect that the other new and revised standards will have a significant effect on the Group's results and financial position.

Value-at-Risk and Earnings-at-Risk analysis tools

The Value-at-Risk (VaR) calculations are used to indicate within what ranges the value of the respective assets or liabilities may fluctuate with a certain probability over a certain time period (holding period). The VaR measure is a statistical measure, implicitly assuming that the value changes of the recent past are indicative to value changes in the future. Market shocks are not included in this calculation, unless recently observed. The Group conducts additional stress testing to take such possibilities into consideration. The Group uses statistically relevant observation periods and applies holding periods, which reflect the time period required to change the respective risk exposure if deemed appropriate. With longer holding periods, the probability of higher value changes increases and so does the VaR measure.

Earnings-at-Risk (EaR) is equivalent to the VaR methodology, but rather than potential value changes, it indicates the potential changes to profits (losses) with a certain probability and over a certain time period. The same constraints and limitations apply to this methodology.

The VaR and EAR figures for interest rate risks are measured using a historical simulation approach. For each historical scenario (representing all price and rate changes of all individual instruments over a specific 30-day period in the past), all financial instruments are fully re-valued (using valuation models) and the total change in value and earnings is determined. All other VaR figures are based on a 'Delta normal' approach assuming normal market conditions. All VaR and EaR calculations below are based on 95% confidence level and a holding period of 30 days.

The Group cannot predict future market movements. The VaR and EaR figures given below do not represent the actual losses, which are expected or might be incurred on financial assets and liabilities, nor the possible worst loss over the period stated, nor does it consider the effect of favourable changes in market rates.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs.

Growth (continuing businesses)

	Local currencies % 2004	Local currencies % 2003	CHF % 2004	CHF % 2003
Sales	+12	+19	+9	+11
Operating profit before exceptional items	+24	+26	+20	+17

Exchange rates against the Swiss franc

	31 December 2004	Average 2004	31 December 2003	Average 2003
1 USD	1.13	1.24	1.24	1.35
1 EUR	1.54	1.54	1.56	1.52
1 GBP	2.18	2.28	2.20	2.20
100 JPY	1.10	1.15	1.16	1.16

On average in 2004, the US dollar was considerably weaker against the Swiss franc than in 2003, and the euro only slightly stronger against the Swiss franc. The total negative currency effect on sales growth of the continuing businesses and on operating profit growth was 3 percentage points. In absolute terms, the sensitivity of Group sales of continuing businesses to a change of the US dollar against the Swiss franc by 0.01 Swiss francs for the average of 2004 was approximately 85 million Swiss francs, and the corresponding sensitivities for the euro and yen were approximately 55 million Swiss francs and 30 million Swiss francs respectively.

The Group monitors its net currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, commitments and anticipated transactions. The Group uses forward contracts, swaps and foreign currency options to optimise certain anticipated foreign exchange revenues, cash flows and financing transactions. In 2004, the Group further pursued a strategy to continuously lock-in favourable developments of foreign exchange rates by entering into derivative contracts, thereby reducing the exposure to potential future moves in foreign exchange rates. The foreign exchange transaction VaR remained at a low level during 2004.

Foreign exchange risks *in millions of CHF*

	31 December 2004	31 December 2003	% change
VaR of monetary positions	12	41	–70

Interest rate risk

Interest rate risk arises from movements in interest rates which could have adverse effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments. Where appropriate, the Group uses financial derivatives such as swaps and options to manage its interest rate risk.

In 2004, the Group has further reduced its outstanding debt. In order to achieve a better match between the term structure of assets and liabilities, the Group has also swapped a sizeable part of the remaining debt into floating interest rates. As a consequence, the exposure to potential changes of interest rates has decreased and interest rate VaR, measuring the potential change of the net market value of interest rate sensitive assets and liabilities, has declined.

The comparatively small risks from re-pricing or re-financing were contained at reasonable levels. However, the Earnings-at-Risk (EaR) have slightly increased mainly as a result of the generally higher interest rate level which allows more room for downward changes of interest rates.

Interest rate risks *in millions of CHF*

	31 December 2004	31 December 2003	% change
VaR of instruments sensitive to interest rates	72	110	–35
EaR of instruments sensitive to interest rates	13	6	+117

Market risk of financial assets

Changes in the market value of cash and marketable securities can affect the net income or financial position of the Group. Market risk arises from movements in stock prices, interest rates or foreign exchange rates.

The equity allocation in the Group's portfolio of cash and marketable securities has been further reduced to around 1.2 billion Swiss francs, down from the 1.4 billion Swiss francs at 31 December 2003 and the currency allocation of these funds has changed to an extent as well. This small shift in the Group's asset allocation resulted in a slightly increased VaR position compared to last year. The calculated VaR figures exclude positions at Genentech and Chugai who run their treasury operations independently.

Market risk of financial assets *in millions of CHF*

	31 December 2004	31 December 2003	% change
VaR of cash and marketable securities	128	117	+9

Consolidated income statement for year ended 31 December 2004 *in millions of CHF*

	Continuing businesses	Discontinuing businesses	Group
Sales[4]	29,522	1,751	31,273
Cost of sales	(6,556)	(626)	(7,182)
Gross profit	22,966	1,125	24,091
Marketing and distribution	(8,275)	(727)	(9,002)
Research and development[4]	(5,053)	(40)	(5,093)
Administration	(1,398)	(8)	(1,406)
Amortisation of intangible assets[19]	(1,000)	(26)	(1,026)
Other operating income[13]	1,727	10	1,737
Other operating expenses[14]	(2,017)	(30)	(2,047)
Operating profit before exceptional items[4]	6,950	304	7,254
Amortisation of goodwill[18]	(572)	(7)	(579)
Major legal cases[9]	-	-	-
Changes in Group organisation[3]	(199)	2,503	2,304
Operating profit[4]	6,179	2,800	8,979
Income from associated companies[20]	(43)	-	(43)
Financial income[15]	(339)	(20)	(359)
Exceptional income from bond conversion and redemption[15]	908	-	908
Profit before taxes	6,705	2,780	9,485
Income taxes[16]	(1,902)	(443)	(2,345)
Profit after taxes	4,803	2,337	7,140
Minority interests[37]	(464)	(35)	(499)
Net income	4,339	2,302	6,641
Earnings per share and non-voting equity security			
Basic (CHF)[35]	5.16	-	7.90
Diluted (CHF)[35]	5.09	-	7.81

Consolidated income statement for year ended 31 December 2003 *in millions of CHF*

	Continuing businesses	Discontinuing businesses	Group
Sales[4]	27,190	4,030	31,220
Cost of sales	(6,097)	(2,218)	(8,315)
Gross profit	21,093	1,812	22,905
Marketing and distribution	(7,817)	(1,030)	(8,847)
Research and development[4]	(4,624)	(142)	(4,766)
Administration	(1,360)	(90)	(1,450)
Amortisation of intangible assets[19]	(986)	(27)	(1,013)
Other operating income[13]	1,316	19	1,335
Other operating expenses[14]	(1,829)	(67)	(1,896)
Operating profit before exceptional items[4]	5,793	475	6,268
Amortisation of goodwill[18]	(489)	(8)	(497)
Major legal cases[9]	216	–	216
Changes in Group organisation[3]	–	(395)	(395)
Operating profit[4]	5,520	72	5,592
Income from associated companies[20]	(44)	–	(44)
Financial income[15]	(630)	(37)	(667)
Profit before taxes	4,846	35	4,881
Income taxes[16]	(1,406)	(39)	(1,445)
Profit after taxes	3,440	(4)	3,436
Minority interests[37]	(366)	(1)	(367)
Net income	3,074	(5)	3,069
Earnings per share and non-voting equity security			
Basic (CHF)[35]	3.67	–	3.66
Diluted (CHF)[35]	3.62	–	3.61

Consolidated balance sheet *in millions of CHF*

	31 December 2004	31 December 2003
Long-term assets		
Property, plant and equipment[17]	12,408	12,494
Goodwill[18]	5,532	5,206
Intangible assets[19]	6,340	6,945
Investments in associated companies[20]	55	110
Financial long-term assets[22]	1,227	2,093
Other long-term assets[22]	484	523
Deferred income tax assets[16]	1,047	900
Post-employment benefits[11]	1,577	1,549
Total long-term assets	28,670	29,820
Current assets		
Inventories[23]	4,574	5,025
Accounts receivable[24]	6,781	6,774
Current income tax assets[16]	159	238
Other current assets[25]	2,007	1,534
Marketable securities[26]	10,394	10,819
Receivable from Bayer Group collected on 1 January 2005[7]	2,886	–
Cash and cash equivalents[27]	2,605	5,276
Total current assets	29,406	29,666
Total assets	58,076	59,486
Equity		
Share capital[34]	160	160
Non-voting equity securities *(Genussscheine)*[34]	p.m.	p.m.
Own equity instruments[34]	(4,326)	(4,583)
Retained earnings	36,212	30,985
Fair value and other reserves[36]	(3,823)	(2,992)
Total equity	28,223	23,570
Minority interests[37]	5,070	5,594
Non-current liabilities		
Long-term debt[32]	6,947	10,246
Deferred income tax liabilities[16]	3,564	3,133
Post-employment benefits[11]	2,744	2,755
Provisions[30]	683	1,470
Other non-current liabilities[31]	944	1,054
Total non-current liabilities	14,882	18,658
Current liabilities		
Short-term debt[32]	2,013	5,041
Current income tax liabilities[16]	947	714
Provisions[30]	1,086	542
Accounts payable[28]	1,844	1,700
Accrued and other current liabilities[29]	4,011	3,667
Total current liabilities	9,901	11,664
Total equity, minority interests and liabilities	58,076	59,486

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 34).

Consolidated statement of changes in equity *in millions of CHF*

	Year ended 31 December 2004	2003
Share capital[34]		
Balance at 1 January and at 31 December	160	160
Non-voting equity securities *(Genussscheine)*[34]		
Balance at 1 January and at 31 December	p.m.	p.m.
Own equity instruments[34]		
Balance at 1 January	(4,583)	(5,853)
Acquisition of Disetronic[3]	–	240
Conversion of 'Helveticus' bonds[32]	–	202
Refinancing of instruments covering convertible debt obligations[34]	–	843
Other movements during the year	257	(15)
Balance at 31 December	(4,326)	(4,583)
Retained earnings		
Balance at 1 January	30,985	29,145
Net income	6,641	3,069
Dividends paid[34]	(1,414)	(1,229)
Balance at 31 December	36,212	30,985
Fair value and other reserves[36]		
Balance at 1 January	(2,992)	(2,642)
Changes in fair value attributable to available-for-sale investments and qualifying cash flow hedges	87	167
Fair value (gains) losses attributable to available-for-sale investments and qualifying cash flow hedges recognised in the income statement	26	244
Fair value (gains) losses attributable to qualifying cash flow hedges transferred to adjust the initial measurement of acquisition cost of assets or other carrying amount of hedged assets or liabilities	43	–
Deferred income taxes and minority interests	(25)	(15)
Currency translation gains (losses)	(962)	(746)
Balance at 31 December	(3,823)	(2,992)
Total equity at 31 December	28,223	23,570

p.m. = pro memoria. Non-voting equity securities have no nominal value (see Note 34).

Consolidated cash flow statement *in millions of CHF*

	Year ended 31 December 2004	2003
Cash flows from operating activities		
Cash generated from operations[39]	9,748	9,190
(Increase) decrease in working capital	227	(791)
Vitamin case payments[8]	(66)	(638)
Igen litigation[9]	–	808
Genentech legal cases[9]	(65)	225
Payments made for defined benefit post-employment plans[11]	(653)	(434)
Utilisation of restructuring provisions[30]	(163)	(159)
Utilisation of other provisions[30]	(128)	(67)
Other operating cash flows	(75)	(115)
Cash flows from operating activities, before income taxes paid	8,825	8,019
Income taxes paid	(1,490)	(766)
Total cash flows from operating activities	7,335	7,253
Cash flows from investing activities		
Purchase of property, plant and equipment[17]	(2,344)	(2,260)
Purchase of intangible assets[19]	(191)	(233)
Disposal of property, plant and equipment	196	267
Disposal of intangible assets	12	2
Disposal of products[13]	431	134
Acquisitions of subsidiaries and associated companies[3]	(1,822)	(897)
Divestments of subsidiaries and associated companies[3]	696	2,113
Interest and dividends received[39]	255	286
Sales of marketable securities	4,965	7,704
Purchases of marketable securities	(4,281)	(6,125)
Other investing cash flows	64	572
Total cash flows from investing activities	(2,019)	1,563
Cash flows from financing activities		
Proceeds from issue of long-term debt instruments[32]	–	2,635
Repayment of long-term debt instruments[32]	(3,039)	(3,085)
Increase (decrease) in other long-term debt	(1,156)	(709)
Refinancing of instruments covering convertible debt obligations[34]	–	(1,635)
Other transactions in own equity instruments[34]	237	(15)
Increase (decrease) in short-term borrowings	(939)	(2,528)
Interest and dividends paid[39]	(1,971)	(1,748)
Genentech and Chugai stock repurchases and exercised employee stock options at Genentech[5, 6]	(1,059)	368
Other financing cash flows	64	(28)
Total cash flows from financing activities	(7,863)	(6,745)
Net effect of currency translation on cash and cash equivalents	(124)	(225)
Increase (decrease) in cash and cash equivalents	(2,671)	1,846
Cash and cash equivalents at beginning of year	5,276	3,430
Cash and cash equivalents at end of year[27]	2,605	5,276

Under the terms of the agreement with Bayer, the majority of the proceeds from the divestment of the Consumer Health (OTC) business amounting to 2,886 million Swiss francs were transferred to the Group on 1 January 2005. These amounts are not included in the above table. See also Note 7.

1. Summary of significant accounting policies

Basis of preparation of the consolidated financial statements

The consolidated financial statements of the Roche Group have been prepared in accordance with International Financial Reporting Standards (IFRS). They have been prepared using the historical cost convention except that, as disclosed in the accounting policies below, certain items, including derivatives and available-for-sale investments, are shown at fair value. They were approved for issue by the Board of Directors on 27 January 2005 and are subject to approval by the shareholders on 28 February 2005.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change. Where necessary, the comparatives have been reclassified or extended from the previously reported results to take into account presentational changes.

Consolidation policy

These financial statements are the consolidated financial statements of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries ('the Group').

The subsidiaries are those companies controlled, directly or indirectly, by Roche Holding Ltd, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. This control is normally evidenced when Roche Holding Ltd owns, either directly or indirectly, more than 50% of the voting rights or potential voting rights of a company's share capital. Special Purpose Entities are consolidated where the substance of the relationship is that the Special Purpose Entity is controlled by the Group. Companies acquired during the year are consolidated from the date on which control is transferred to the Group, and subsidiaries to be divested are included up to the date on which control passes from the Group. Companies acquired exclusively to be resold in the next twelve months are not consolidated but are classified as financial assets held-for-trading and carried at fair value. Inter-company balances and transactions and resulting unrealised income are eliminated in full.

Investments in associated companies are accounted for by the equity method. These are companies over which the Group exercises, or has the power to exercise, significant influence, but which it does not control. This is normally evidenced when the Group owns 20% or more of the voting rights or potential voting rights of the company. Balances and transactions with associated companies that result in unrealised income are eliminated to the extent of the Group's interest in the associated company. Interests in joint ventures are reported using the line-by-line proportionate consolidation method.

Segment reporting

The Group's primary format for segment reporting is business segments and the secondary format is geographical segments. The risks and returns of the Group's operations are primarily determined by the different products that the Group produces rather than the geographical location of the Group's operations. This is reflected by the Group's divisional management and organisational structure and the Group's internal financial reporting systems.

The Group has two divisions, Pharmaceuticals and Diagnostics. Until its disposal on 30 September 2003 the Group had a third division, Vitamins and Fine Chemicals. Within the Pharmaceuticals Division there are three sub-divisions, Roche prescription, Genentech prescription and Chugai prescription. The three sub-divisions have separate management and reporting structures within the Pharmaceuticals Division and are considered separately reportable segments. The Consumer Health (OTC) business is also a separately reportable business segment and is presented as a discontinuing business. Certain corporate activities that cannot be reasonably allocated to the other reportable segments, such as the costs of Corporate Headquarters, are reported as

'Others'. The Group's geographical segments are determined by geographical location and similarity of economic environments.

Transfer prices between business segments are set on an arm's length basis. Divisional assets and liabilities consist of property, plant and equipment, goodwill and intangible assets, trade receivables/payables and inventories. Other segment assets and liabilities consist of other assets and liabilities which can be reasonably attributed to the reported business segments. These include pension assets/liabilities and provisions. Non-segment assets and liabilities mainly include current and deferred income tax balances, and financial assets and liabilities. These are principally cash, marketable securities, other investments and debt. Capital expenditure comprises additions to goodwill, intangible assets and additions to property, plant and equipment, including those arising from acquisitions.

Foreign currency translation

Most Group companies use their local currency as their measurement currency. Certain Group companies use other currencies (namely US dollars, Swiss francs or euros) as their measurement currencies where this most usefully represents the results and financial positions of these companies, given local economic conditions and circumstances. Local transactions in other currencies are initially reported using the exchange rate at the date of the transaction. Gains and losses from the settlement of such transactions and gains and losses on translation of monetary assets and liabilities denominated in other currencies are included in income, except when they are qualifying cash flow hedges or arise on monetary items that, in substance, form part of the Group's net investment in a foreign entity which are deferred into equity.

Upon consolidation, assets and liabilities of Group companies using measurement currencies other than Swiss francs (foreign entities) are translated into Swiss francs using year-end rates of exchange. Sales, costs, expenses, net income and cash flows are translated at the average rates of exchange for the year. Translation differences due to the changes in exchange rates between the beginning and the end of the year and the difference between net income translated at the average and year-end exchange rates are taken directly to equity. On the divestment of a foreign entity, the identified cumulative currency translation differences relating to that foreign entity are recognised in income as part of the gain or loss on divestment.

Revenues and cost of sales

Sales represent amounts received and receivable for goods supplied to customers after deducting trade discounts, cash discounts and volume rebates and excluding sales and value added taxes. Revenues from the sale of products are recognised upon transfer to the customer of significant risks and rewards, usually upon shipment. Trade discounts, cash discounts and volume rebates are recorded on an accrual basis consistent with the recognition of the related sales. Other revenues are recorded as earned or as the services are performed. Cost of sales includes the corresponding direct production costs and related production overhead of goods sold and services rendered. Start-up costs between validation and the achievement of normal production capacity are expensed as incurred. Royalty income is recognised on an accrual basis in accordance with the economic substance of the agreement and is reported as part of other operating income.

Research and development

Research costs are charged against income as incurred. Development costs are capitalised as intangible assets, in particular when it is probable that future economic benefits will flow to the Group. Such intangible assets are amortised on a straight-line basis over the period of the expected benefit, and are reviewed for impairment at each balance sheet date. Other development costs are charged against income as incurred since the criteria for their recognition as an asset are not met.

In-licensing, milestone and other up-front receipts and payments

Certain Group companies, notably Genentech, receive from third-parties up-front, milestone and other similar non-refundable payments relating to the sale or licensing of products or technology. Revenue associated with performance milestones is recognised based on achievement of the milestones, as defined in the respective agreements. Revenue from non-refundable up-front payments and licence fees is initially reported as deferred income and is recognised in income as earned over the period of the development collaboration or the manufacturing obligation. Payments made by Group companies to third parties and associated companies for such items are charged against income as research and development costs unless it is probable that future economic benefits will flow to the Group, which is normally evidenced by regulatory approval. In this case they are capitalised as development costs and amortised as described above. In practice this means that most in-licensing and milestone payments for pharmaceutical products are expensed as incurred, as in most cases they have not yet gained regulatory approval. Receipts and payments between consolidated subsidiaries, such as between Genentech, Chugai and other Roche Group subsidiaries, are eliminated on consolidation, except to the extent of any impacts on minority interests.

Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a number of defined benefit and defined contribution plans throughout the world. The cost for the year for defined benefit plans is determined using the projected unit credit method. This reflects service rendered by employees to the dates of valuation and incorporates actuarial assumptions primarily regarding discount rates used in determining the present value of benefits, projected rates of remuneration growth, and long-term expected rates of return for plan assets. Discount rates are based on the market yields of high-quality corporate bonds in the country concerned. Differences between assumptions and actual experiences and effects of changes in actuarial assumptions are allocated over the estimated average remaining working lives of employees, where these differences exceed a defined corridor. Past service costs are allocated over the average period until the benefits become vested. Pension assets and liabilities in different defined benefit plans are not offset unless the Group has a legally enforceable right to use the surplus in one plan to settle obligations in the other plan. The recognition of pension assets is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plans or reductions in future contributions to the plans. The Group's contributions to the defined contribution plans are charged to the income statement in the year to which they relate.

The Group operates several equity compensation plans, including separate plans at Genentech and Chugai. For fixed plans, such as the Roche Option Plan and the equivalent plans at Genentech and Chugai, no expense is recognised at the date of issue as the exercise price is greater or equal to the fair value of the underlying equity instrument at the date of issue. Subsequent cash flows from any exercises of vested grants are recorded to equity or, in the case of Genentech and Chugai plans, to balance sheet minority interests. For performance related and variable plans, such as the Roche Performance Share Plan or the Stock Appreciation Rights, an expense is accrued over the vesting period for the difference between the exercise price and the fair value of the underlying equity instrument.

Taxation

Income taxes include all taxes based upon the taxable profits of the Group, including withholding taxes payable on the distribution of retained earnings within the Group. Other taxes not based on income, such as property and capital taxes, are included within other operating expenses or financial income according to their nature.

Liabilities for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, are only recognised where there is a probable intention to remit such earnings.

Deferred income tax assets and liabilities are recognised on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them. Deferred income taxes are determined based on the currently enacted tax rates applicable in each tax jurisdiction where the Group operates.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost of purchase or construction and are depreciated on a straight-line basis, except for land, which is not depreciated. Estimated useful lives of major classes of depreciable assets are as follows:

Buildings and land improvements	40 years
Machinery and equipment	5–15 years
Office equipment	3 years
Motor vehicles	5 years

The estimated useful life of the assets is regularly reviewed and, if necessary, the future depreciation charge is accelerated. Investment grants or similar assistance for projects are initially recorded as deferred income (in other non-current liabilities) and are subsequently recognised as income over the useful lives of the related assets. Repairs and maintenance costs are recognised as expenses as incurred. Borrowing costs are not capitalised.

Leases

Leases of property, plant and equipment where the Group has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the start of the lease at fair value, or the present value of the minimum lease payments, if lower. The rental obligation, net of finance charges, is included in debt. Assets acquired under finance leases are depreciated in accordance with the Group's above policy on property, plant and equipment. The interest element of the lease payment is charged against income over the lease term based on the effective interest rate method.

Leases where substantially all of the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Payments made under operating leases are charged against income on a straight-line basis over the period of the lease.

Business combinations and goodwill

Business combinations are accounted for using the purchase method of accounting. The cost of acquisition is the cash paid plus the fair value at the date of exchange of any other purchase consideration given in exchange for control over the net assets of the acquired company. The cost of acquisition also includes directly attributable incidental costs. The acquired identifiable assets and liabilities are initially recognised at fair value. Where the Group does not acquire 100% ownership of the acquired company, assets and liabilities are recognised at fair value to the extent of the Group's interest and the minority interest is recorded as the minority's proportion of the pre-acquisition carrying amounts of the acquired assets and liabilities. Goodwill is recorded as the surplus of the cost of acquisition over the Group's interest in fair value of identifiable net assets acquired. Any goodwill and fair value adjustments are recorded as assets and liabilities of the acquired company and are recorded in the local currency of that company. Goodwill is amortised over its useful life on a straight-line basis. Estimated useful life of goodwill is between 5–20 years. Goodwill may also arise upon investments in associated companies, being the surplus of the cost of investment over the Group's share of the fair value of the net identifiable assets. Such goodwill is recorded within investments in associated companies, and the amortisation is included within the income from associated companies.

Intangible assets

Patents, licences, trademarks and other intangible assets are initially recorded at cost. Where these assets have been acquired through a business combination, this will be the fair value allocated in the acquisition accounting. Where these have been acquired other than through a business combination, the initial fair value will be cost. Intangible assets are amortised over their useful lives on a straight-line basis. Estimated useful life is the lower of legal duration and economic useful life, which does not exceed 20 years. The estimated useful life of the assets is regularly reviewed and, if necessary, the future amortisation charge is accelerated.

Impairment of property, plant and equipment and intangible assets

When there is evidence that an asset may be impaired, the recoverable amount of the asset is calculated and an impairment assessment is carried out. When the recoverable amount of an asset, being the higher of its net selling price and its value in use, is less than its carrying amount, then the carrying amount is reduced to its recoverable value. This reduction is reported in the income statement as an impairment loss. Value in use is calculated using estimated cash flows, generally over a five-year period, with extrapolating projections for subsequent years. These are discounted using an appropriate long-term pre-tax interest rate. When an impairment loss arises the useful life of the asset in question is reviewed and, if necessary, the future depreciation/amortisation charge is accelerated. The impairment of financial assets is discussed below in the 'financial assets' policy.

Inventories

Inventories are stated at the lower of cost or net realisable value. The cost of finished goods and work in process comprises raw materials, direct labour and other directly attributable costs and overheads based upon normal capacity of production facilities. Borrowing costs are not included. Cost is determined using the weighted average method. Net realisable value is the estimated selling price less cost to completion and selling expenses.

Accounts receivable

Accounts receivable are carried at the original invoice amount less allowances made for doubtful accounts. An allowance is recorded for the difference between the carrying amount and the recoverable amount where there is objective evidence that the Group will not be able to collect all amounts due.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and time, call and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition. This definition is also used for the cash flow statement.

Own equity instruments

The Group's holdings in its own equity instruments are recorded as a deduction from equity. The original cost of acquisition, consideration received for subsequent resale of these equity instruments and other movements are reported as changes in equity. These instruments have been acquired primarily to meet the obligations that may arise in respect of certain of the Group's debt instruments.

Debt instruments

Debt instruments are initially reported at cost, which is the proceeds received, net of transaction costs. Subsequently they are reported at amortised cost using the effective interest method. To the extent that debt instruments are hedged under qualifying fair value hedges, the carrying value of the hedged item is adjusted for the fair value movement attributable to the risk being hedged. Any discount between the net proceeds received and the principal value due on redemption is amortised over the duration of the debt instrument and is recognised as part of interest expense in the income statement.

On issue of convertible debt instruments, the cost of the liability portion is initially calculated using the market interest rate for an equivalent non-convertible instrument. The remainder of the net proceeds is allocated to the equity conversion option, which is reported in equity, and to deferred income tax liabilities. Where the equity conversion option is on shares of a consolidated subsidiary, the portion of net proceeds attributable to that option is recorded within minority interest. The liability element is subsequently reported at amortised cost. Amortisation of the debt discount and release of the deferred tax liabilities are recognised in the income statement over the duration of the debt instrument. The value of the equity conversion option recorded in equity is not changed in future periods.

The limited conversion preferred stock is in substance a financial liability rather than an equity instrument, and therefore it is classified as long-term debt in the balance sheet and the related dividend payments are treated as interest expense.

Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. In particular, restructuring provisions are recognised when the Group has a detailed formal plan that has either commenced implementation or been announced. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account foreign currency effects arising from their translation from measurement currency into Swiss francs and the time value of money, where material. A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.

Fair values

Fair value is the amount for which a financial asset, liability or instrument could be exchanged between knowledgeable and willing parties in an arm's length transaction. It is determined by reference to quoted market prices or by the use of established estimation techniques such as option pricing models and estimated discounted values of cash flows. The fair values at the balance sheet date are approximately in line with their reported carrying values unless specifically mentioned in the Notes to the Consolidated Financial Statements.

Financial assets

Financial assets, principally investments, including marketable securities, are classified as either 'Held-for-trading', 'Available-for-sale', 'Held-to-maturity' or 'Originated by the Group'. Held-for-trading financial assets are acquired principally to generate profit from short-term fluctuations in price. Held-to-maturity financial assets are securities with a fixed maturity that the Group has the intent and ability to hold until maturity. Financial assets originated by the Group are loans and other long-term financial assets created by the Group or acquired from the issuer in a primary market. All other financial assets are considered as available-for-sale.

All financial assets are initially recorded at cost, including transaction costs. All purchases and sales are recognised on the settlement date. Held-for-trading financial assets are subsequently carried at fair value, with all changes in fair value recorded as financial income in the period in which they arise. Held-to-maturity financial assets are subsequently carried at amortised cost using the effective interest rate method. Available-for-sale financial assets are subsequently carried at fair value, with all unrealised changes in fair value recorded in equity. When the available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognised in equity are included in financial income for the current period. Financial assets originated by the Group are subsequently carried at amortised cost.

Financial assets are assessed for possible impairment at each balance sheet date. An impairment charge is recorded where there is objective evidence of impairment, such as where the issuer is in bankruptcy, default or other significant financial difficulty. Any available-for-sale financial assets that have a market value of more than 25% below their original cost, net of any previous impairment, for a sustained six-month period will be considered as impaired. Any decreases in the market price of less than 25% of original cost, net of any previous impairment, or for less than a sustained six-month period are not by themselves considered as objective evidence of impairment, and such movements in fair value are recorded in equity until there is objective evidence of impairment or until the asset is sold or otherwise disposed of. For financial assets carried at amortised cost, any impairment charge is the difference between the carrying value and the recoverable amount, being calculated using estimated future cash flows discounted using the original effective interest rate. For available-for-sale financial assets, any impairment charge is the amount currently carried in equity for the difference between the original cost, net of any previous impairment, and the fair value.

Derivatives

All derivative financial instruments are initially recorded at cost, including transaction costs. Derivatives are subsequently carried at fair value. Apart from those derivatives designated as qualifying cash flow hedging instruments (see below), all changes in fair value are recorded as financial income in the period in which they arise. Embedded derivatives are recognised separately if not closely related to the host contract.

Hedging

For the purposes of hedge accounting, hedging relationships may be of three types. Fair value hedges are hedges of particular risks that may change the fair value of a recognised asset or liability. Cash flow hedges are hedges of particular risks that may change the amount or timing of future cash flows. Hedges of net investment in a foreign entity are hedges of particular risks that may change the carrying value of the net assets of a foreign entity.

To qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship. In particular any derivatives are reported at fair value, with changes in fair value included in financial income.

For qualifying fair value hedges, the hedging instrument is recorded at fair value and the hedged item is recorded at its previous carrying value, adjusted for any changes in fair value that are attributable to the hedged risk. Any changes in the fair values are reported in financial income.

For qualifying cash flow hedges, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity, and any remaining ineffective portion is reported in financial income. If the hedging relationship is the hedge of a firm commitment or highly probable forecasted transaction, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in the initial carrying value of the asset or liability at the time it is recognised. For all other qualifying cash flow hedges, the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income at the time when the forecasted transaction affects net income.

For qualifying hedges of net investment in a foreign entity, the hedging instrument is recorded at fair value. The portion of any change in fair value that is an effective hedge is included in equity. Any remaining ineffective portion is recorded in financial income where the hedging instrument is a derivative and in equity in other cases. If the entity is disposed of, then the cumulative changes of fair value of the hedging instrument that have been recorded in equity are included in financial income at the time of the disposal.

Changes in accounting policy

There were no significant changes in accounting policy in the periods presented.

International Financial Reporting Standards

There were no revised or new standards or interpretations that became effective from 1 January 2004 that had a significant effect on the Group's financial statements.

In late 2003 the International Accounting Standards Board (IASB) published a revised version of IAS 32 'Financial Instruments: Disclosure and Presentation', a revised version of IAS 39 'Financial Instruments: Recognition and Measurement' and 'Improvements to International Accounting Standards', which makes changes to 14 existing standards. In the first quarter of 2004 the IASB published IFRS 2 'Share-based Payment', IFRS 3 'Business Combinations', IFRS 4 'Insurance Contracts', IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', revised versions of IAS 36 'Impairment of Assets' and IAS 38 'Intangible Assets' and further amendments to IAS 39. The Group will adopt these effective 1 January 2005. The Group estimates that the most significant effects on the Group's results will come from the implementation of IFRS 2 and IFRS 3.

IFRS 2: 'Share-based payment'. Amongst other matters, the new standard requires that the fair value of all equity compensation plans awarded to employees be estimated at grant date and recorded as an expense over the vesting period. Currently those plans that are equity-settled are recorded to equity or, in the case of Genentech and Chugai plans, to balance sheet minority interests. The standard also requires retrospective application, within certain transitional restrictions. Based on the initial work carried out and applying the transitional restrictions, the Group estimates that the pre-tax expense for 2004 would be approximately 143 million Swiss francs. Of this 131 million Swiss francs relate to Genentech's equity compensation plans (see Note 5) and 12 million Swiss francs relate to the Roche Option Plan (see Note 12). Due to the impact of the transitional arrangements this amount is not indicative of the future expenses for such plans. Further information on the Group's equity compensation plans is given in Notes 5, 6 and 12.

The new standard will also affect the Group's effective tax rate, as deferred tax will be recorded based on the expected tax benefits arising from vested awards using the current equity price as an input to the calculation. Therefore the deferred tax benefit recorded in a particular period is sensitive to the current equity price, whereas the pre-tax expense is fixed with reference to the equity price at grant date and is not sensitive to the current equity price. The impact in the income statement of any deferred tax benefit is capped with reference to the IFRS 2 pre-tax expense, with any excess recognised directly to equity. Based on the initial work carried out and applying the transitional restrictions, the Group estimates that the tax benefit for 2004 would be approximately 54 million Swiss francs. Of the after-tax additional expense of 89 million Swiss francs, 34 million Swiss francs would be attributable to minorities, leaving an estimated impact on net income of 55 million Swiss francs.

IFRS 3: 'Business combinations'. Amongst other matters, the new standard requires that amortisation of goodwill cease from the date of implementation. Goodwill will continue to be tested for impairment. The standard requires prospective application. Had this standard been applied in 2004, then goodwill amortisation expenses of 579 million Swiss francs would not have been recorded. No additional impairment would have been necessary. In addition, together with IAS 38 (revised) 'Intangible assets', this standard will typically result in more intangible assets being recognised from acquisitions than previously and consequently less goodwill will arise.

The new standard will also affect the Group's effective tax rate, as currently no tax benefit is recorded in respect of goodwill amortisation. Based on the Group's 2004 results, the Group's effective tax rate is expected to reduce by between two and three percentage points.

IAS 38 (revised): 'Intangible assets'. Amongst other matters, the revised standard will typically result in more intangible assets being recognised from in-licensing arrangements and similar research and development alliances. Previously such expenditure would be recorded as research and development expenses. The revised standard requires prospective application.

IAS 1 (revised): 'Presentation of financial statements'. Amongst other matters, the revised standard will require that minority interests are included as part of the Group's equity and not as a separate category on the balance sheet. This will increase the Group's equity by 5,070 million Swiss francs, effective 1 January 2005.

The Group does not expect that the other new and revised standards will have a significant effect on the Group's results and financial position. The Group draws attention to the fact that it already fully applies the existing IAS 39 on 'Financial Instruments' and has done so since 2001.

2. Financial risk management

The Group is exposed to various financial risks arising from the Group's underlying operations and corporate finance activities. The financial risks the Group is exposed to are predominantly related to changes in foreign exchange rates, interest rates, equity prices as well as the creditworthiness and the solvency of the Group's counter-parties.

The Group's subsidiaries Genentech and Chugai have their own treasury operations. These have operational independence, whilst working within a financial risk management framework that is consistent with the rest of the Group. More information on their financial risks is available in the annual reports of Chugai and Genentech.

Financial risk management within the Group is governed by policies and guidelines approved by senior management. These policies and guidelines cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies and guidelines also cover areas such as cash management, investment of excess funds and the raising of short- and long-term debt. The compliance with the policies and guidelines is overseen by segregated functions within the Group.

The objective of financial risk management is to contain, where deemed appropriate, exposures in the various types of financial risks mentioned above in order to limit negative impact on the Group's financial income and balance sheet.

The Group actively measures, monitors and manages its financial risk exposures by various functions pursuant to segregation of duties principles.

In accordance with the financial risk policies the Group manages its market risk exposures, when deemed appropriate, through the use of financial instruments such as derivatives. It is the Group's policy and practice not to enter into derivatives transactions for trading or speculative purposes nor purposes unrelated to the underlying business.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in Swiss francs. The Group actively monitors its currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, commitments and anticipated transactions. The Group uses forward contracts, foreign exchange options and cross-currency swaps to hedge certain committed and anticipated foreign exchange flows, financing transactions as well as net investments.

Transaction exposure arises because the amount of local currency paid or received for transactions denominated in foreign currencies may vary due to changes in exchange rates. For many Group companies income will be primarily in the local currency. A significant amount of expenditure, especially for purchase of goods for resale and interest on and repayment of loans will be in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. At local level, the Group companies manage this exposure, if necessary by means of financial instruments such as options and forward contracts. In addition, Group Treasury monitors total worldwide exposure with the help of comprehensive data received on a monthly basis.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a currency translation movement. The Group partially hedges net investments in foreign currencies by taking foreign currency loans or issuing foreign currency denominated debt instruments. Major translation exposures are monitored on a regular basis.

A significant part of the Group's cash outflows for research, development, production and administration is denominated in Swiss francs, while a much smaller proportion of the Group's cash inflows are Swiss franc denominated. As a result, an increase in the value of the Swiss franc relative to other currencies has an adverse impact on consolidated net income. Similarly, a relative fall in the value of the Swiss franc has a favourable effect on results published in Swiss francs.

Interest rate risk

Interest rate risk arises from movements in interest rates which could have effects on the Group's net income or financial position. Changes in interest rates cause variations in interest income and expenses and in interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk. The interest rates on the Group's major debt instruments are fixed, as described in Note 32. The Group uses interest rate derivatives to manage its interest rate risk.

Market risk of financial assets

Changes in the market value of certain financial assets and derivative instruments can affect the net income or financial position of the Group. Financial long-term assets are held for strategic purposes and marketable securities are held for fund management purposes. The risk of loss in value is managed by reviews prior to investing and continuous monitoring of the performance of investments and changes in their risk profile. Investments in equities, bonds, debentures and other fixed income instruments are entered into on the basis of guidelines with regard to liquidity and credit rating.

Credit risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management focussing on the assessment of country risk, credit availability, ongoing credit evaluation and account monitoring procedures. There are no significant concentrations within trade receivables of counter-party credit risk, due to the Group's large number of customers and their wide geographical spread. For some credit exposures in critical countries, the Group has entered into respective credit insurance. Country risk limits and exposures are continuously monitored. The exposure of other financial assets to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, regular reviews of credit ratings, and setting defined limits for each individual counter-party. Where appropriate to reduce exposure, netting agreements under an ISDA (International Swaps and Derivatives Association) master agreement are signed with the respective counter-parties. The maximum exposure to credit risk resulting from financial activities, without considering netting agreements, is equal to the carrying amount of financial assets. The credit exposure is diversified amongst different counter-parties.

Liquidity risk

Group companies need to have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to guidance by the Group and, in certain cases, to approval at Group level. The Group maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements at all times. In addition, the strong international creditworthiness of the Group allows it to make efficient use of international capital markets for financing purposes.

3. Changes in Group organisation

A listing of the major Group subsidiaries and associated companies is included in Note 41.

Gains (losses) from changes in Group organisation *in millions of CHF*

	2004	2003
Consumer Health (OTC) business[7]		
– gain (loss) on disposal of the Consumer Health (OTC) business	2,503	–
– gain (loss) on disposal attributable to Roche prescription business	(199)	–
Vitamins and Fine Chemicals business[8]		
– impairment of net assets	–	(375)
– gain (loss) on disposal	–	(20)
Total	2,304	(395)

The disposal of the Consumer Health (OTC) business is discussed in Note 7 and the disposal of the Vitamins and Fine Chemicals business is discussed in Note 8.

Igen

On 13 February 2004 the Group acquired a 100% controlling interest in Igen International Inc. (Igen), a public company headquartered in Gaithersburg, Maryland, USA. The acquisition gives the Group broad access to the human in-vitro diagnostics immunochemistry sector through the use of electrochemiluminiscence (ECL) technology in further development of the Elecsys product line. The acquisition was approved by an extraordinary general meeting of Igen's shareholders on 13 February 2004 and has been cleared by the relevant antitrust authorities. The total cash consideration paid was 1,776 million Swiss francs and incidental costs were 4 million Swiss francs. In addition the accumulated losses of 43 million Swiss francs that were recorded in equity from the hedging of this transaction were removed from equity and included as part of the acquisition cost. The allocation of the total purchase consideration of 1,823 million Swiss francs is as follows:

Igen acquisition: net assets acquired *in millions of CHF*

Goodwill	1,315
Intangible assets	740
Deferred income taxes	(166)
Cash	8
Other net assets (liabilities)	(74)
Total	1,823

Goodwill and acquired intangible assets are amortised on a straight-line basis over 12.5 years, beginning 1 March 2004.

Igen acquisition: impact on operating profit *in millions of CHF*

	2004	2003
Royalty expenses (pre-acquisition)	(9)	(48)
Amortisation of intangible assets	(50)	-
Effect on operating profit before exceptional items	(59)	(48)
Goodwill amortisation	(88)	-
Effect on operating profit	(147)	(48)

Disetronic

Effective 2 May 2003 the Group acquired a controlling interest in Disetronic, a public company headquartered in Burgdorf, Switzerland. Disetronic is a world leader in the research, development and commercialisation of insulin pumps and injection systems for the treatment of diabetes. Disetronic's Infusion Systems division has become part of Roche Diagnostics' Diabetes Care business area. As part of the acquisition process Disetronic's Injection Systems was simultaneously resold to Disetronic's founder and chairman and continues to operate as an independent company. The Group has a 100% interest in Disetronic.

The acquisition was approved by an extraordinary general meeting of Disetronic's shareholders on 23 April 2003 and was subsequently cleared by the relevant antitrust authorities. The Group paid the shareholders of Disetronic 670 Swiss francs in cash and two Roche non-voting equity securities for each Disetronic share. The net consideration paid was 1,132 million Swiss francs, of which 892 million Swiss francs was in cash and 240 million Swiss francs was in the form of 2,744,893 Roche non-voting equity securities. In addition incidental costs were 4 million Swiss francs.

Cash flows from changes in Group organisation *in millions of CHF*

	2004	2003
Acquisitions		
- Igen	(1,815)	-
- Disetronic	-	(884)
- other acquisitions	(7)	(13)
Total cash flows from acquisitions of subsidiaries and associated companies	(1,822)	(897)
Divestments		
- Consumer Health (OTC) business	696	-
- Vitamins and Fine Chemicals business	-	2,113
- other divestments	-	-
Total cash flows from divestments of subsidiaries and associated companies	696	2,113

These amounts are net of any cash balances in the acquired/divested company/business and include cash outflows for incidental transaction costs.

4. Segment information

Information by business segment *in millions of CHF*

	Roche prescription 2004	Roche prescription 2003	Genentech prescription 2004	Genentech prescription 2003	Chugai prescription 2004	Chugai prescription 2003	Total Pharmaceuticals 2004	Total Pharmaceuticals 2003
Segment revenues								
Segment revenue/ divisional sales	14,511	13,924	4,669	3,527	3,203	3,156	22,383	20,607
Less inter-divisional sales	(541)	(681)	(147)	(145)	–	–	(688)	(826)
Divisional sales to third parties	13,970	13,243	4,522	3,382	3,203	3,156	21,695	19,781
Operating profit before exceptional items	3,642	3,354	1,444	882	487	462	5,573	4,698
Amortisation of goodwill	42	42	(265)	(287)	(10)	(10)	(233)	(255)
Major legal cases	–	–	–	225	–	–	–	225
Changes in Group organisation	(199)	–	–	–	–	–	(199)	–
Segment results/ operating profit	3,485	3,396	1,179	820	477	452	5,141	4,668
Segment assets and liabilities								
Divisional assets	11,797	12,790	6,195	6,184	3,580	3,894	21,572	22,868
Other segment assets	1,342	1,382	–	–	19	–	1,361	1,382
Segment assets	13,139	14,172	6,195	6,184	3,599	3,894	22,933	24,250
Non-segment assets								
Total assets								
Divisional liabilities	(372)	(366)	(103)	(59)	(69)	(89)	(544)	(514)
Other segment liabilities	(1,587)	(1,593)	(709)	(734)	(144)	(339)	(2,440)	(2,666)
Segment liabilities	(1,959)	(1,959)	(812)	(793)	(213)	(428)	(2,984)	(3,180)
Non-segment liabilities								
Total liabilities								
Other segment information								
Capital expenditure	754	787	762	523	113	222	1,629	1,532
Depreciation	501	533	211	210	68	64	780	807
Amortisation of intangible assets	406	415	208	235	78	78	692	728
Impairment of long-term assets	188	1	29	–	–	–	217	1
Restructuring expenses	5	8	–	–	64	30	69	38
Research and development costs	2,709	2,408	1,130	923	516	568	4,355	3,899
Income from associated companies	(41)	(35)	–	–	–	–	(41)	(35)
Investments in associated companies	8	64	–	–	–	–	8	64
Number of employees	32,380	32,871	7,646	6,226	5,082	5,438	45,108	44,535

Chugai prescription: The 2003 results include 49 million Swiss francs for the write-off of the fair value adjustment to inventories arising from the acquisition accounting for Chugai (see Note 6). These fair value adjustments were written off in line with the inventory turnover and were fully written off by the end of the first quarter of 2003.

Consumer Health (OTC): This is shown as a discontinuing business (see Note 7). The segment results exclude a total of 44 million Swiss francs (2003: 44 million Swiss francs) of administration and other costs that were previously allocated to the Consumer Health (OTC) business in the Group's published segment results. These items are not transferred with the sale of the business and therefore they have been reclassified to the business segment 'Others' within the Group's continuing business results.

Diagnostics		Others		Continuing businesses		Consumer Health (OTC)		Vitamins and Fine Chemicals		Group	
2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
7,832	7,423	–	–	30,215	28,030	1,754	1,772	–	2,332	31,969	32,134
(5)	(14)	–	–	(693)	(840)	(3)	(2)	–	(72)	(696)	(914)
7,827	7,409	–	–	29,522	27,190	1,751	1,770	–	2,260	31,273	31,220
1,675	1,405	(298)	(310)	6,950	5,793	304	311	–	164	7,254	6,268
(339)	(234)	–	–	(572)	(489)	(7)	(8)	–	–	(579)	(497)
–	(9)	–	–	–	216	–	–	–	–	–	216
–	–	–	–	(199)	–	2,503	–	–	(395)	2,304	(395)
1,336	1,162	(298)	(310)	6,179	5,520	2,800	303	–	(231)	8,979	5,592
14,004	12,588	126	142	35,702	35,598	54	1,008	–	–	35,756	36,606
144	157	56	–	1,561	1,539	16	10	–	–	1,577	1,549
14,148	12,745	182	142	37,263	37,137	70	1,018	–	–	37,333	38,155
										20,743	21,331
										58,076	59,486
(360)	(243)	(2)	(5)	(906)	(762)	(19)	(97)	–	–	(925)	(859)
(1,717)	(1,687)	(115)	(191)	(4,272)	(4,544)	(30)	(15)	(208)	(203)	(4,510)	(4,762)
(2,077)	(1,930)	(117)	(196)	(5,178)	(5,306)	(49)	(112)	(208)	(203)	(5,435)	(5,621)
										(19,348)	(24,701)
										(24,783)	(30,322)
3,064	2,038	1	1	4,694	3,571	6	15	–	172	4,700	3,758
456	430	6	3	1,242	1,240	5	8	–	55	1,247	1,303
308	258	–	–	1,000	986	26	27	–	–	1,026	1,013
5	18	–	–	222	19	–	6	–	375	222	400
(5)	42	–	–	64	80	17	2	–	3	81	85
698	724	–	1	5,053	4,624	40	47	–	95	5,093	4,766
–	–	(2)	(9)	(43)	(44)	–	–	–	–	(43)	(44)
7	–	40	46	55	110	–	–	–	–	55	110
19,109	18,302	377	430	64,594	63,267	109	2,090	–	–	64,703	65,357

Vitamins and Fine Chemicals: This is shown as a discontinuing business (see Note 8). The business was sold effective 30 September 2003. The 2003 results include an impairment charge of 375 million Swiss francs on the net assets of the Vitamins and Fine Chemicals business.

Others: This includes the costs of Corporate Headquarters, as well as the non-allocated administration and other costs referred to above. The Group will be reassessing the latter during 2005 with a view to reducing them through restructuring.

Information by geographical segment *in millions of CHF*

2004	Sales to third parties (by destination)	Segment assets	Capital expenditure
Switzerland	442	6,138	299
European Union	10,563	11,298	899
Rest of Europe	993	295	17
Europe	11,998	17,731	1,215
North America	11,025	14,373	3,215
Latin America	1,825	1,106	74
Japan	3,875	3,531	128
Rest of Asia	1,553	377	46
Asia	5,428	3,908	174
Africa, Australia and Oceania	997	215	22
Segment total	31,273	37,333	4,700
Non-segment assets	–	20,743	–
Consolidated total	31,273	58,076	4,700
2003			
Switzerland	529	6,386	1,602
European Union	9,681	11,543	764
Rest of Europe	1,520	554	55
Europe	11,730	18,483	2,421
North America	10,789	13,802	941
Latin America	2,076	1,237	69
Japan	3,948	3,951	249
Rest of Asia	1,697	406	50
Asia	5,645	4,357	299
Africa, Australia and Oceania	980	276	28
Segment total	31,220	38,155	3,758
Non-segment assets	–	21,331	–
Consolidated total	31,220	59,486	3,758

5. Genentech

Effective 7 September 1990 the Group acquired a majority interest of approximately 60% of Genentech, Inc., a biotechnology company in the United States. On 13 June 1999 the Group exercised its option to acquire the remaining shares of Genentech on 30 June 1999, at which point Genentech became a 100% owned subsidiary of the Group. On 23 July 1999, 26 October 1999 and 29 March 2000 the Group completed public offerings of Genentech's Common Stock, as a result of which the Group's majority interest was 60%. Genentech issues additional shares of common stock in connection with its equity compensation plans and also may issue additional shares for other purposes. The affiliation agreement between the Group and Genentech provides, amongst other things, that Genentech establish a stock repurchase programme to maintain the Group's percentage ownership interest in Genentech.

During 2004 the Group's ownership of Genentech decreased by 2.45% due to the conversion and redemption of 'LYONs IV' US dollar exchangeable notes, as described in Note 32. Changes in the Group's ownership also arose from the stock repurchases by Genentech and the exercise of stock options by Genentech employees. Effective 28 April 2004 Genentech implemented a two-for-one share split of Genentech's common stock in the form of a stock dividend, which had no impact on either the Group's percentage ownership of Genentech or the Group's consolidated results. At 31 December 2004 the Group's interest in Genentech was 56.1% (2003: 58.4%). 'Genentech prescription' is shown as a separate business segment in the segment information.

The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol DNA. Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission (SEC).

Differences between IFRS and US GAAP

Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech's stand-alone results on a US GAAP basis and the results of Genentech as consolidated by the Roche Group in accordance with IFRS.

Reconciliation of Genentech results

		2004		2003
	USD millions	CHF millions	USD millions	CHF millions
Operating margin (US GAAP basis)	1,137		805	
- redemption costs	145		154	
- special litigation items	37		(113)	
Operating margin (non-US GAAP basis)	1,319		846	
Add (deduct) differences and consolidation entries				
- add back redemption costs	(145)		(154)	
- other differences and consolidation entries	(12)		(38)	
Operating profit before exceptional items (IFRS basis)	1,162	1,444	654	882
Add (deduct) exceptional items				
- amortisation of goodwill		(265)		(287)
- major legal cases		-		225
Segment result/operating profit (IFRS basis)		1,179		820
Add (deduct) non-operating items (IFRS basis)				
- financial income		7		51
- income taxes		(515)		(367)
Net income (IFRS basis)		671		504
Minority interest percentage (average during year)		43.7%		40.7%
Income applicable to minority interest (IFRS basis)		(293)		(205)

Translated at 1 USD = 1.24 CHF (2003: 1 USD = 1.35 CHF).

Following the acquisition by the Group of 100% interest in Genentech on 30 June 1999, the analysis carried out for the acquisition accounting identified amounts attributable to in-process research and development (IPR&D). In Genentech's US GAAP financial statements these items have been recorded in 1999 as either an adjustment to equity or as a one-time expense. Under IFRS these items cannot be classified as separate assets at the date of acquisition and therefore form part of goodwill. Therefore in the years subsequent to 1999 there is a goodwill amortisation expense in respect of this IPR&D in the Group's results under IFRS. Genentech adopted US accounting standards FAS 141 and FAS 142 effective 1 January 2002, under which goodwill is no longer amortised, but is subject to an impairment test at least annually. Under IFRS goodwill continues to be amortised, while also being subject to testing for impairment. Effective 1 January 2005 the Group will implement IFRS 3 'Business Combinations' and from this date goodwill will no longer be amortised. There are other differences between IFRS and US GAAP, but these have a relatively minor impact.

Genentech stock repurchases and stock options

In September 2004 Genentech's Board of Directors authorised an extension of the current stock repurchase programme to repurchase up to a further 1,000 million US dollars of Genentech's common stock through 31 December 2005. Previously on 5 December 2003 Genentech's Board of Directors had authorised a stock repurchase programme to repurchase up to 1,000 million US dollars of Genentech's common stock. In 2004 Genentech had repurchased common stock worth 1,352 million US dollars or 1,680 million Swiss francs (2003: 201 million US dollars or 271 million Swiss francs).

Genentech has an employee stock purchase programme that allows employees to purchase Genentech's common stock at 85% of the lower of market value at the grant date or purchase date. 1,717 thousand shares of Genentech common stock were purchased in 2004 resulting in a cash inflow of 73 million Swiss francs.

Genentech also has a stock option plan adopted in 1999 and amended in 2000. In April 2004 Genentech's shareholders approved an equity incentive plan. The plans allow for the granting of various stock options, incentive stock options and stock purchase rights shares to employees, directors and consultants of Genentech. No incentive stock options and stock purchase rights have been granted under this plan to date. Details of stock options are shown in the table below, which has been restated for the effects of the 2004 two-for-one share split.

Genentech stock options

Number of options (thousands)	2004	2003
Outstanding at 1 January	96,126	110,838
Granted	20,967	21,780
Exercised	(21,484)	(32,078)
Cancellations	(1,843)	(4,414)
Outstanding at end of year	93,766	96,126
- of which exercisable	46,339	47,607

Terms of options outstanding as at 31 December 2004

	Options outstanding			Options exercisable	
Range of exercise prices (USD)	Number outstanding (thousands)	Weighted average years remaining contractual life	Weighted average exercise price (USD)	Number exercisable (thousands)	Weighted average exercise price (USD)
6.27–8.89	1,068	5.70	7.49	1,068	7.49
10.00–14.35	24,640	6.75	13.61	15,356	13.21
15.04–22.39	17,089	6.34	20.81	13,313	20.96
22.88–33.00	993	6.15	28.31	781	28.92
35.63–49.98	30,328	7.79	41.38	15,738	40.55
50.96–59.61	19,648	9.71	53.36	83	54.34
Total	93,766			46,339	

During 2004 Genentech granted 20,967 thousand options with an average exercise price of USD 53.04. The options vest over a four-year period and expire in 2014. The fair value of the options granted, estimated using a binomial model, was 413 million Swiss francs. Options exercised during 2004 had an average exercise price of USD 20.81 and the cash inflow was equivalent to 555 million Swiss francs.

The net accounting effect of Genentech stock repurchases and stock options is recorded to minority interests (see Note 37).

Effective 1 January 2005 the Group will implement IFRS 2: 'Share-based payment'. Amongst other matters, the new standard requires that the value of equity-settled plans, such as the Genentech stock option plans and employee stock purchase programme, be estimated at grant date and recorded as an employee remuneration expense over the vesting period. For example the fair value of 413 million Swiss francs for the options granted in 2004 would be recorded as an expense over the subsequent four-year vesting period. Based on the initial work carried out and applying the transitional restrictions, the Group estimates that the pre-tax expense for 2004 for Genentech's equity compensation plans would be approximately 131 million Swiss francs. Due to the impact of the transitional arrangements this amount is not indicative of the future expenses for these plans. See also Note 1.

Other matters

As discussed in Note 9, in 2003 the Group has recorded income of 225 million Swiss francs in respect of certain litigation matters at Genentech.

6. Chugai

Effective 1 October 2002 the Roche Group and Chugai completed an alliance to create a leading research-driven Japanese pharmaceutical company, which was formed by the merger of Chugai and Roche's Japanese pharmaceuticals subsidiary, Nippon Roche. The merged company, known as Chugai, is a fully consolidated subsidiary of the Group. At 31 December 2004 the Group's interest in Chugai was 50.6% (2003: 50.5%). 'Chugai prescription' is shown as a separate business segment in the segment information. The results of Chugai's OTC business are included in the 'Consumer Health (OTC)' business segment. Segment information is given in Note 4.

The common stock of Chugai is publicly traded and is listed on the Tokyo Stock Exchange. Chugai prepares financial statements in conformity with accounting principles generally accepted in Japan (JGAAP). These are filed on a quarterly basis with the Tokyo Stock Exchange.

Differences between IFRS and JGAAP

Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and JGAAP, there are differences between Chugai's stand-alone results on a JGAAP basis and the results of Chugai as consolidated by the Roche Group in accordance with IFRS.

The acquiring by Roche of a 50.1% in Chugai is treated as an acquisition for IFRS. For JGAAP the alliance is treated as a merger between Chugai and Nippon Roche. Therefore the JGAAP results of Chugai do not include the goodwill and fair value adjustments that are recorded in Roche's results, and which are quantified in the table below. Moreover the acquisition accounting only includes Roche's 50.1% of these fair value adjustments and therefore the impact of these on net income needs to be added back in the minority interest calculations in Roche's IFRS results.

In Roche's IFRS results, depreciation on property, plant and equipment is calculated using the straight-line method. In Chugai's JGAAP results the reducing balance method is used. Additionally certain income and expenses, notably some restructuring costs, are required by JGAAP to be reported as extraordinary items. In Chugai's JGAAP results extraordinary items are reported below the operating profit line. In Roche's IFRS results such items are normally included as part of operating profit and are not treated as extraordinary or exceptional items. Restructuring costs were 64 million Swiss francs (2003: 30 million Swiss francs). There are other differences between IFRS and JGAAP, but these have a relatively minor impact.

Reconciliation of Chugai prescription results *in millions of CHF*

	2004	2003
Chugai prescription operating profit before exceptional items and before acquisition accounting impacts (IFRS basis)	565	590
– write-off of fair value adjustments to inventories	–	(49)
– depreciation of property, plant and equipment	(9)	(9)
– amortisation of acquisition-related intangible assets	(69)	(70)
Chugai prescription operating profit before exceptional items (IFRS basis)	487	462
Add (deduct) exceptional items		
– amortisation of goodwill	(10)	(10)
Chugai prescription segment result/operating profit (IFRS basis)	477	452
Add (deduct) Chugai OTC and non-operating items (IFRS basis)		
– financial income and Chugai OTC	101	(24)
– income taxes	(238)	(188)
Net income (IFRS basis)	340	240
Minority interest calculation		
Add back acquisition accounting impact on net income	57	86
Net income excluding acquisition accounting	397	326
Minority interest percentage (average during year)	49.5%	49.7%
Income applicable to minority interest (IFRS basis)	197	163

Translated at 100 JPY = 1.15 CHF (2003: 100 JPY = 1.16 CHF).

Dividends

The dividends distributed to third-parties holding Chugai shares during 2004 totalled 5,952 million Japanese yen or 68 million Swiss francs (2003: 2,198 million Japanese yen or 26 million Swiss francs) and has been recorded against minority interests (see Note 37). Dividends paid by Chugai to Roche are eliminated on consolidation as inter-company items.

Chugai OTC

On 30 July 2004 Chugai announced the sale of its OTC business to Lion Corporation. The sale was completed effective 29 December 2004 and a pre-tax gain on disposal of 103 million Swiss francs was recorded.

Early retirement programme

On 18 May 2004 Chugai announced an early retirement programme with a retirement date of 30 September 2004. At the end of the application period on 6 August 2004 a total of 216 employees had applied for the programme. Restructuring costs of 4.2 billion Japanese yen (48 million Swiss francs) were recorded for this programme.

Share repurchase

During 2004 Chugai repurchased 1,000,000 of its common shares for a total consideration of 1.6 billion Japanese yen (19 million Swiss francs). As a result the Group's ownership in Chugai increased to 50.6%. The net accounting effect of Chugai share repurchases is recorded to minority interests (see Note 37).

Chugai convertible bonds

Details of the 'Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds', including conversions during the year, are given in Note 32.

Stock acquisition rights

During 2003 Chugai adopted a Stock Acquisition Rights programme. The programme allows for the granting of rights to employees and directors of Chugai. Each right entitles the holder to purchase 100 Chugai shares at a specified exercise price.

Chugai stock acquisition rights

Number of rights	2004	2003
Outstanding at 1 January	2,310	–
Granted	2,320	2,310
Exercised	–	–
Cancellations	–	–
Outstanding at end of year	4,630	2,310
– of which exercisable	4,630	2,310

Terms of rights outstanding as at 31 December 2004

	Rights outstanding			Rights exercisable	
Year of grant	Number outstanding	Remaining contractual life	Exercise price (JPY)	Number exercisable	Exercise price (JPY)
2003	2,310	8.5 years	145,400	2,310	145,400
2004	2,320	9.2 years	167,500	2,320	167,500

During 2004 Chugai granted 2,320 rights with an exercise price of JPY 167,500. The rights vested immediately and expire in 2014. The fair value of the rights granted, estimated using a binomial model, was 2 million Swiss francs.

Effective 1 January 2005 the Group will implement IFRS 2 'Share-based payment'. Amongst other matters, the new standard requires that the value of equity-settled plans, such as the Chugai stock acquisition rights, be estimated at grant date and recorded as an expense over the vesting period. See also Note 1.

7. Consumer Health (OTC) business

On 19 July 2004 the Group announced the sale of Roche Consumer Health, its global OTC (over-the-counter medicines) business, to the Bayer Group. The sale also included five production facilities belonging to the Roche prescription business. Under the agreement with Bayer the majority of local businesses were transferred to Bayer at the end of 2004. In a few smaller markets where the transaction has yet to be closed, completion is expected within the first half of 2005. By 31 December 2004, 98% of the divestment to Bayer was completed, measured in terms of Roche Consumer Health sales to third parties.

On 30 July 2004 Chugai announced the sale of its OTC business to Lion Corporation. This sale was completed effective 29 December 2004.

Gain on disposal of Consumer Health (OTC) business and five Roche prescription production facilities as at 31 December 2004 *in millions of CHF*

Consideration		3,835
- less net debt adjustments		(98)
- less other purchase price adjustment mechanisms		(36)
Net proceeds		3,701
Of which		
- cash		815
- receivable from Bayer collected on 1 January 2005		2,886
		3,701
Incidental transaction costs		(87)
Net assets of the Consumer Health (OTC) business and five production facilities		
- property, plant and equipment[17]	240	
- goodwill[18]	78	
- intangible assets[19]	240	
- inventories[23]	192	
- accounts receivable	264	
- cash	38	
- provisions[30]	(2)	
- accounts payable	(61)	
- other net assets and liabilities	(131)	
- accumulated currency translation adjustments[36]	44	
		(902)
Impairment and restructuring charges and accruals for residual obligations retained by the Roche Group		(408)
Gain on disposal		2,304
Of which		
- Discontinuing businesses: Consumer Health (OTC) business segment		2,503
- Continuing businesses: Roche prescription business segment		(199)
		2,304

The above table includes preliminary assessments of the net debt adjustments and other purchase price mechanisms as well as initial calculations of the impairment and restructuring charges and accruals for residual obligations retained by the Roche Group. The final assessments and calculations will be made in 2005.

The preliminary assessment of the disposal results in a tax expense currently estimated at 368 million Swiss francs. Of the after-tax gain of 1,936 million Swiss francs, 30 million Swiss francs are attributable to minority interests, giving a net income of 1,906 million Swiss francs from the disposal.

The cash inflow from the disposal in 2004, net of cash balances of 38 million Swiss francs held by companies within the Consumer Health (OTC) business and cash payments for transaction costs of 81 million Swiss francs, was 696 million Swiss francs. Under the terms of the agreement the majority of cash proceeds, totalling 2,886 million Swiss francs, were transferred to the Group on 1 January 2005. This amount is shown as a receivable in the 31 December 2004 balance sheet.

Discontinuing businesses: Consumer Health (OTC) business segment

The Consumer Health (OTC) business is shown as a discontinuing operation in the consolidated results as it represents a separate major line of business that can be distinguished operationally and for financial reporting purposes. The results of the Consumer Health (OTC) business segment are shown in Note 4.

Consumer Health (OTC) business: amounts included in the income statement *in millions of CHF*

	2004	2003
Sales to third parties	1,751	1,770
Expenses	(1,447)	(1,459)
Operating profit before exceptional items	304	311
Amortisation of goodwill	(7)	(8)
Major legal cases	-	-
Changes in Group organisation	2,503	-
Operating profit	2,800	303
Result of associated companies	-	-
Financial income	(4)	-
Profit before taxes	2,796	303
Income taxes	(447)	(83)
Profit after taxes	2,349	220
Minority interests	(35)	(2)
Net income	2,314	218

The above figures exclude a total of 44 million Swiss francs (2003: 44 million Swiss francs) of administration and other overheads that were previously allocated to the Consumer Health (OTC) business in the Group's published segment results. These items are not transferred with the sale of the business and therefore they have been reclassified to the business segment 'Others' within the Group's continuing business results. The Group will be reassessing these during 2005 with a view to reducing them through restructuring.

Consumer Health (OTC) business: amounts included in the balance sheet *in millions of CHF*

	31 December 2004	31 December 2003
Property, plant and equipment	1	45
Other long-term assets	16	380
Current assets	53	593
Total assets	70	1,018
Long-term debt	-	-
Provisions	(30)	(15)
Current liabilities	(19)	(97)
Total liabilities	(49)	(112)
Net assets	21	906

The significant operating cash flows from the Consumer Health (OTC) business of 335 million Swiss francs (2003: 352 million Swiss francs) arise from the operating profit before exceptional items and before depreciation, amortisation and impairment. There were no significant investing and financing cash flows from the Consumer Health (OTC) business.

Continuing businesses: Roche prescription business segment

The five production facilities included in the sale to Bayer are shown as part of the Roche prescription results until the date of disposal. All five production facilities were transferred to Bayer at the end of 2004 and therefore are not included in the 31 December 2004 balance sheet.

In connection with the divestment of Roche Consumer Health, the Roche prescription business reassessed the utilisation of its manufacturing facilities, infrastructure and service capacities. In addition, under the terms of the agreement with Bayer, the Roche prescription business has agreed certain interim manufacturing and service obligations with Bayer. As a result of this, the Roche prescription business recorded an impairment charge based on the estimated net selling price as shown in the table below.

Bayer transaction: impact on Roche prescription business segment *in millions of CHF*	
Net proceeds	317
Incidental transaction costs	(3)
Net assets of the five production facilities	(237)
Impairment charges	(183)
Restructuring charges and accruals for residual obligations retained by the Roche prescription business	(93)
Gain (loss) on disposal: Roche prescription business segment	(199)

On 19 July 2004, in a separate transaction, the Roche prescription business announced that it has granted GlaxoSmithKline Consumer Healthcare an exclusive license for the US non-prescription rights to the anti-obesity drug orlistat, marketed by Roche as a prescription medicine under the brand name Xenical. The agreement provides for an up-front payment in 2004 of 100 million US dollars (124 million Swiss francs) and additional payments on the achievement of agreed milestones and royalties. The up-front payment received in 2004 was initially reported as deferred income and is being recognised in income as earned over the period of the development collaboration. The Group retains all rights to market Xenical as a prescription drug in the US and all rights (prescription and non-prescription) outside the US.

8. Vitamins and Fine Chemicals business

Effective 30 September 2003, after receiving the final regulatory approvals, the Group completed the sale of its global Vitamins and Fine Chemicals business ('the VFC business') to the Dutch company DSM.

An impairment charge of 375 million Swiss francs was recorded at 30 June 2003. This was based on assessments at the respective dates of the difference between the expected net proceeds from disposal and the net assets of the VFC business, taking into account the residual obligations that will be retained by the Roche Group. The preliminary assessment made in 2003 showed that an additional loss on disposal of 20 million Swiss francs arose on the disposal of the VFC business. The final assessment is expected to be finalised in 2005, following review and approval by the Group and by DSM of the implementation of the purchase price adjustment mechanisms. Based on the current status of the review and approval process, no adjustments to the preliminary estimate of the loss on disposal have been made.

Gain (loss) on disposal of Vitamins and Fine Chemicals business *in millions of CHF*	
Consideration	2,681
– less net debt adjustment	(252)
– less other purchase price adjustment mechanisms	(62)
Net proceeds from DSM received in 2003	2,367
Of which	
– cash	2,226
– DSM shares	141
	2,367
Incidental transaction costs	(42)
Net assets of the VFC business, net of impairment charges and accruals for residual obligations retained by the Roche Group	(2,345)
Gain (loss) on disposal	(20)

The preliminary assessment of the disposal in 2003 resulted in a tax benefit of 41 million Swiss francs. The cash inflow from the disposal in 2003, net of cash balances of 113 million Swiss francs held by companies within the VFC business, was 2,113 million Swiss francs.

Following the sale of the VFC business, certain assets and liabilities of the Vitamins and Fine Chemicals Division, mainly associated with the vitamin case, remain with the Group. These are described below in the section on the vitamin case. In addition the Group has given DSM certain indemnities in respect of any remedial actions at the sites of the VFC business that may be required by environmental laws. Further arrangements were put in place regarding utilisation of certain assets and certain purchasing contracts as well as adopting DSM as a preferred supplier for pharmaceutical ingredients. Under one of these arrangements, the Group has guaranteed to purchase for a period of four years beginning 1 January 2004 products with a sales value totalling 100 million euros. The Group will reimburse DSM for 75% of any unutilised amounts. The other arrangements consist of certain residual obligations, which are fully accrued for.

The Vitamins and Fine Chemicals Division is shown as a discontinuing operation in the consolidated results. The 2003 results of the VFC business that was sold to DSM are included in the consolidated results of the Group up until the sale on 30 September 2003. The results of the Vitamins and Fine Chemicals business segment are shown in Note 4.

VFC business: amounts included in the income statement *in millions of CHF*

	VFC business sold to DSM		Vitamin case and other residual amounts		Vitamins and Fine Chemicals business	
	2004	2003	2004	2003	2004	2003
Sales to third parties	–	2,260	–	–	–	2,260
Expenses	–	(2,083)	–	(13)	–	(2,096)
Operating profit before exceptional items	–	177	–	(13)	–	164
Amortisation of goodwill	–	–	–	–	–	–
Major legal cases	–	–	–	–	–	–
Changes in Group organisation	–	(395)	–	–	–	(395)
Operating profit	–	(218)	–	(13)	–	(231)
Result of associated companies	–	–	–	–	–	–
Financial income	–	(37)	(16)	–	(16)	(37)
Profit before taxes	–	(255)	(16)	(13)	(16)	(268)
Income taxes	–	40	4	4	4	44
Profit after taxes	–	(215)	(12)	(9)	(12)	(224)
Minority interests	–	1	–	–	–	1
Net income	–	(214)	(12)	(9)	(12)	(223)

The remaining segment liabilities of the VFC business are shown in Note 4. These consist primarily of provisions related to the vitamin case and other matters that have not been transferred to DSM.

In 2003, in addition to the vitamin case payments, the cash flows from the VFC business for the nine months prior to the sale to DSM consisted of operating cash flow of 165 million Swiss francs, financing cash outflows of 36 million Swiss francs and investing cash outflows of 163 million Swiss francs.

Vitamin case

Following the settlement agreement with the US Department of Justice on 20 May 1999 regarding pricing practices in the vitamin market and the overall settlement agreement to a class action suit brought by the US buyers of bulk vitamins, the Group recorded provisions in respect of the vitamin case in 1999. These provisions were the Group's best estimate at that time of the total liability that may arise, taking into account currency movements and the time value of money. Provisions for legal fees were recorded separately. At 31 December 2001 and 31 December 2002, based on the development of the litigation and recent settlement negotiations, the Group recorded additional provisions of 760 and 1,770 million Swiss francs, respectively.

On 17 January 2003 the District of Columbia Circuit Court of Appeals ruled that non-US plaintiffs may bring claims in US courts under US anti-trust laws for alleged damages suffered from transactions outside the United States in connection with the vitamin case. On 14 June 2004 the Supreme Court of the United States nullified the decision of the District of Columbia Circuit Court of Appeals in a class action litigation brought on behalf of non-US purchasers of bulk vitamins from Roche and other manufacturers. In addition to the nullification of the decision of the lower court, the Supreme Court remanded the case to the lower court to review alternative arguments which might permit such claims to proceed in the US. The District of Columbia Circuit Court of Appeals has asked the parties to submit written briefs and an oral hearing is scheduled for April 2005. No provisions have been recorded in respect of this litigation as the eventual outcome is uncertain at this stage.

Total payments during the year were 66 million Swiss francs (2003: 638 million Swiss francs), which were charged against the provisions previously recorded. Payments made in 2003 include 403 million US dollars (545 million Swiss francs) to direct customers in the United States.

The Group is seeking to resolve the remaining outstanding issues; however the timing and the final amounts involved are uncertain. The remaining provisions recorded total 128 million Swiss francs and are based on current litigation and recent settlement agreements. These provisions are all considered as short-term as cash outflows are expected to arise during 2005 and are not discounted as the time value of money is not considered material in this case. As the litigation and negotiations progress it is possible that the ultimate liability may be different from the amount of provisions currently recorded.

As part of the disposal process, the liabilities in respect of the vitamin case, which are discussed above, remain with the Roche Group. Roche and DSM have signed an Indemnity and Co-operation Agreement under which Roche may provide DSM with certain indemnities and guarantees in connection with the vitamin case.

9. Major legal cases

Income (expenses) from major legal cases *in millions of CHF*

	2004	2003
Igen litigation		
– write-off of intangible assets[19]	–	(117)
– release of provisions[30]	–	108
Genentech legal cases		
– receipts (payments) from settlements	–	225
Total income (expense)	–	216

Igen litigation

On 15 February 2002 the United States District Court of Maryland entered judgement in the civil litigation between Roche Diagnostics GmbH, Germany (RDG) and Igen International, Inc. (Igen) over claims related to the licensing of Igen's electrochemiluminescence (ECL) technology to RDG. The court concluded that several breaches of the licence agreement were material so that Igen has the right to terminate the licence agreement, and awarded Igen 105.4 million US dollars in compensatory damages and 400 million US dollars in punitive damages. On 9 July 2003 the United States Court of Appeals for the Fourth Circuit reversed the substantial damages awarded against RDG. The court reversed the finding that RDG had engaged in unfair competition through the continuation of a patent lawsuit against Igen by one of RDG's affiliated companies. In setting aside that claim, the Court eliminated the only basis for the award of 400 million US dollars in punitive damages against RDG. The court also held that RDG did not violate an implied covenant of good faith and fair dealing under the License Agreement, thereby also setting aside the award of 82 million US dollars in compensatory damages on that claim. In total the Court eliminated 486 million US dollars of the 505 million US dollars judgement entered against RDG. The Court left intact the jury's award of the remaining damages and the finding that Igen may terminate the License Agreement with RDG. Igen notified RDG that Igen will terminate the License Agreement. On 24 July 2003 the Group and Igen announced plans under which the Group will acquire Igen. This acquisition was completed effective 13 February 2004 (see Note 3).

As the previous license agreement was terminated, the Group wrote off the intangible assets for this technology that were recorded at the time of the acquisition of the Corange Group by the Roche Group in 1997. The net book value of these was 117 million Swiss francs. At the same time the Group released to income 108 million Swiss francs of litigation provisions, being the balance in the provision less the remaining outstanding compensatory damages awards. The net of these two amounts, an expense totalling 9 million Swiss francs, has been recorded as an expense from major legal cases in the 2003 results.

In March 2002 RDG paid 606 million US dollars into a collateral deposit account in relation to the Igen litigation. Following entry of the final judgement RDG paid the remaining 18.6 million US dollars (25 million Swiss francs) in respect of the remaining compensatory damages to Igen. The amount in the collateral deposit account was repaid to the Group in 2003. The net cash inflow of these two transactions was 808 million Swiss francs.

Genentech legal cases

In 2003 the Group has recorded income of 225 million Swiss francs in respect of certain litigation settlements, including litigation involving Amgen.

On 10 June 2002 Genentech announced that a Los Angeles County Superior Court jury voted to award City of Hope Medical Center approximately 300 million US dollars in compensatory damages based on a finding of a breach of a 1976 agreement between Genentech and the City of Hope. On 24 June 2002 the jury voted to award City of Hope 200 million US dollars in punitive damages in the same case. On 13 September 2002 Genentech filed a notice of appeal of the jury verdict and damages awards with the California Court of Appeal. On 21 October 2004 the Court of Appeal affirmed the verdict and damages awards in all respects. Also, on 21 October 2004 Genentech announced that it will seek review by the California Supreme Court, which has discretion over which cases it will review. On 24 November 2004 Genentech filed its petition for review by the California Supreme Court. City of Hope filed its answer on 14 December 2004, and Genentech filed its reply on 27 December 2004. The California Supreme Court has not yet ruled on this petition. A full provision, which is now classified as short-term, has been recorded for the damages awards. During the appeals process interest accrues on the total amount of the damages at a simple annual rate of 10%. Following the judgement interest of 61 million Swiss francs (2003: 69 million Swiss francs) was recorded as the time cost of provisions, within interest expenses (see Note 15). On 3 October 2002 Genentech entered into an arrangement with third party insurance companies to post a surety bond of 600 million US dollars in connection with this judgement. As part of this arrangement Genentech pledged 630 million US dollars in cash and investments to secure this bond. This was increased in 2004 by 52 million US dollars to 682 million US dollars (772 million Swiss francs). This amount is reported as restricted cash within other current assets (see Note 25).

In addition, Genentech is party to a patent infringement suit filed by Chiron Corporation on 7 June 2000 in the US District Court in the Eastern District of California (Sacramento) in respect of Herceptin. On 25 June 2002 the court issued several decisions regarding summary judgement motions that had been filed. The jury trial of this suit began on 6 August 2002. Following the first phase of the trial, based on the findings by the jury, the court entered judgement in favour of Genentech. On 20 November 2002 Chiron filed notice of appeal with the US Court of Appeals for the Federal Circuit. On 4 December 2002 Genentech filed notice of cross-appeal with the same court. On 6 April 2004 Genentech announced that the US Court of Appeals for the Federal Circuit unanimously affirmed the 2002 judgement of the US District Court in the Eastern District of California (Sacramento) that found in favour of Genentech. Chiron filed a petition for rehearing with the Court of Appeals and that motion was subsequently denied. On 4 October 2004 Chiron filed a petition with the United States Supreme Court seeking review of the judgment in favour of Genentech. On 10 January 2005, the Supreme Court announced that it had denied review of the judgment.

On 12 August 2002 the United States Patent and Trademark Office declared an interference between the Chiron patent involved in this lawsuit and a patent application exclusively licensed to Genentech from the University of Pennsylvania relating to anti-HER2 antibodies. In declaring the interference, the Patent Office has determined that there is substantial question as to whether the inventors of the Chiron patent were the first to invent the technology involved and are entitled to the patent. Subsequently the Patent Office redeclared the interference to include, in addition to the above-referenced Chiron patent and university patent application, a number of patents and patent applications owned by either Chiron or Genentech, including a Chiron patent that is also at issue in a second patent infringement lawsuit filed on 13 March 2001 against Genentech by Chiron. On 30 November 2004 the Patent Office issued rulings on several preliminary motions. These rulings terminated both interferences involving the patent application referenced above that Genentech licensed from a university, redeclared interferences between the Genentech and Chiron patents and patent applications, and made several determinations which could affect the validity of the Genentech and Chiron patents and patent applications involved in the remaining interferences. The interference proceedings are ongoing, including the possibility that the rulings on the preliminary motions will be challenged or appealed, and therefore the outcome of this matter cannot be determined at this time. In connection with the second patent infringement lawsuit filed on 13 March 2001 against Genentech by Chiron, discovery in that case is currently stayed.

On 13 January 2003 arbitration proceedings began between Genentech and Tanox Biosystems, Inc. ('Tanox') regarding a July 1996 Settlement and Cross-Licensing Agreement relating to the development and manufacture of certain antibody products directed towards immunoglobin E, including Xolair and Hu-901. Tanox claimed breaches of the agreement and Genentech made counterclaims. On 26 February 2004 Genentech announced that an agreement had been reached between Tanox, Genentech and Novartis, which settled all litigation between the parties and finalised the detailed terms of the three-party collaboration. As part of the settlement Genentech and Novartis each reimbursed Tanox 3.3 million US dollars for a portion of its development costs.

On 27 August 2003 Genentech and Amgen, Inc. announced a settlement of their patent litigation in the US District Court for the Northern District of California. Under the settlement agreement, both parties agreed to dismiss their claims and counterclaims against each other. As part of the settlement Amgen made a one-time payment to Genentech. In November 2003 Genentech and Bayer settled a breach-of-contract action that Genentech brought against Bayer relating to Bayer's manufacture and sale of Factor VIII under a license agreement between Bayer and Genentech. As part of the settlement, Bayer made a one-time payment to Genentech. Income from major legal cases of 225 million Swiss francs has been recorded in the 2003 results in respect of these settlements.

On 4 October 2004 Genentech received a subpoena from the United States Department of Justice, requesting documents related to the promotion of Rituxan, a prescription product approved for the treatment of relapsed or refractory, low-grade or follicular, CD20 positive, B-cell non-Hodgkin's lymphoma. Genentech is co-operating with the associated investigation, which, as Genentech has been advised, is both civil and criminal in nature. The potential outcome of this matter cannot be determined at this time.

Genentech's annual report and quarterly SEC filings contain the detailed disclosures on litigation matters that is required by US GAAP. These include further details on the above matters as well as including information on other litigation that is not currently as significant as the matters referred to above.

10. Employee benefits

Employee remuneration *in millions of CHF*

	2004	2003
Wages and salaries	6,290	6,494
Social security costs	769	777
Post-employment benefits: defined benefit plans	532	469
Post-employment benefits: defined contribution plans	146	117
Other employee benefits	362	397
Total employees' remuneration	8,099	8,254

The charges for employee benefits are included in the relevant expenditure line by function. The number of employees at the year-end was 64,703 (2003: 65,357). Other employee benefits consist mainly of life insurance schemes and certain other insurance schemes providing medical cover as well as long and short-term disability benefits.

11. Pensions and other post-employment benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. The major plans are defined benefit plans, the largest of which are located in Switzerland, the United States, Germany, the United Kingdom and Japan. Other post-employment benefits consist mostly of post-retirement healthcare and life insurance schemes, principally in the United States. Plans are usually funded by payments from the Group and by employees to trusts independent of the Group's finances. Where a plan is unfunded, notably for the major defined benefit plans in Germany, a liability for the obligation is recorded in the Group's balance sheet.

Defined benefit plans: expenses recognised *in millions of CHF*

	2004	2003
Current service cost	331	351
Interest cost	598	584
Expected return on plan assets	(599)	(602)
Net actuarial (gains) losses recognised	175	109
Past service cost	32	4
(Gains) losses on curtailment	(5)	23
Total included in employees' remuneration	532	469

The actual return on plan assets was 848 million Swiss francs (2003: 815 million Swiss francs).

In December 2004 the Group paid an additional contribution of 150 million Swiss francs into one of its Swiss post-employment defined benefit plans. This payment is included in 'contributions paid' in the table below and is accounted for as part of the recognised surplus on funded pension plans in the Group's consolidated financial statements in 2004. Thereafter it will be included in the actuarial calculation of the Group's pension expenses and balances.

Defined benefit plans: movements in recognised net asset (liability) *in millions of CHF*

	2004	2003
At beginning of year	(1,206)	(1,165)
Disetronic[3]	–	(7)
Consumer Health (OTC) business[7]	20	–
Vitamins and Fine Chemicals business[8]	–	242
Total expenses included in employees' remuneration (as above)	(532)	(469)
Contributions paid	571	340
Benefits paid (unfunded plans)	91	94
Currency translation effects and other	(111)	(241)
At end of year (as below)	(1,167)	(1,206)

Defined benefit plans: amounts recognised in balance sheet *in millions of CHF*

	2004	2003
Funded plans		
Actuarial present value of funded obligations due to past and present employees	(10,233)	(9,785)
Plan assets held in trusts at fair value	9,922	9,490
Plan assets in excess (deficit) of actuarial present value of funded obligations	(311)	(295)
Unrecognised actuarial (gains) losses	1,752	1,459
Unrecognised past service costs	(57)	27
Net recognised asset (liability) for funded obligations due to past and present employees	1,384	1,191
Unfunded plans		
Actuarial present value of funded obligations due to past and present employees	(2,731)	(2,626)
Unrecognised actuarial (gains) losses	169	233
Unrecognised past service costs	11	(4)
Recognised (liability) for actuarial present value of unfunded obligations due to past and present employees	(2,551)	(2,397)
Total recognised asset (liability) for funded and unfunded obligations due to past and present employees	(1,167)	(1,206)
Reported as		
– surplus recognised as long-term asset	1,577	1,549
– deficit recognised as non-current liability	(2,744)	(2,755)
Total net asset (liability) recognised	(1,167)	(1,206)

The above amounts include non-pension post-employment benefit schemes, principally medical plans as shown below.

Other post-employment benefit plans *in millions of CHF*

	2004	2003
Actuarial present value of obligations due to past and present employees	(784)	(886)
Plan assets held in trusts at fair value	342	369
Plan assets in excess (deficit) of actuarial present value of funded obligations	(442)	(517)
– less unrecognised actuarial (gains) losses	299	395
Net recognised asset (liability)	(143)	(122)

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as long-term assets and non-current liabilities.

Plan assets of the funded plans do not include any of the Group's own equity instruments.

The Group operates defined benefit schemes in many countries and the actuarial assumptions vary based upon local economic and social conditions. The range of assumptions used in the actuarial valuations of the most significant defined benefit plans, which are in countries with stable currencies and interest rates, are shown below.

Defined benefit plans: actuarial assumptions

		2004		2003
	Weighted average	Range	Weighted average	Range
Discount rates	4.30%	2%–7%	4.90%	3%–7%
Projected rates of remuneration growth	2.93%	2%–9%	3.37%	1%–9%
Expected rates of return on plan assets	6.52%	2%–9%	6.41%	2%–9%
Healthcare cost trend rate	7.91%	4%–13%	8.30%	4%–12%

12. Employee stock options and other equity compensation benefits

Roche Option Plan

The Group offers non-voting equity security options to certain directors and management. The exercise price is at or above the market price of the non-voting equity securities at the date of issue. The options, which are non-tradable, have a seven-year duration and vest on a phased basis over three years. The Group covers such obligations by purchasing non-voting equity securities, or derivatives thereon (see Note 34). The cost of these instruments is reported in own equity instruments, within equity on the balance sheet. When the options are exercised the cash received is credited to own equity instruments. There are no impacts on the income statement, other than employer social insurance costs and the administrative costs of the plan. The previous option compensation plan, whereby the Group purchased options directly from third-party financial institutions and granted them to certain employees, is closed and no further such options are being granted. Details of the Roche Option Plan are shown in the table below.

Roche Option Plan

Number of options	2004	2003
Outstanding at 1 January	1,876,419	584,694
Granted	829,965	1,342,116
Exercised	(219,530)	(2,131)
Cancellations	(30,127)	(48,260)
Outstanding at end of year	2,456,727	1,876,419
– of which exercisable	703,369	197,428

Terms of options outstanding as at 31 December 2004

Year of grant	Options outstanding Number outstanding	Weighted average years remaining contractual life	Weighted average exercise price (CHF)	Options exercisable Number exercisable	Weighted average exercise price (CHF)
2002	466,489	4.19	115.11	296,724	115.19
2003	1,170,533	5.16	78.36	358,443	78.15
2004	819,705	6.09	129.50	48,202	129.50
Total	2,456,727	5.28	102.81	703,369	97.30

During 2004 the Group granted 829,965 options with an average exercise price of CHF 129.50. The options vest over a three-year period and expire in 2011. The fair value of the options granted, estimated using a binomial model, was 17 million Swiss francs. Options exercised during 2004 had an average exercise price of CHF 93.47 and the cash inflow was equivalent to 21 million Swiss francs.

Effective 1 January 2005 the Group will implement IFRS 2 'Share-based payment'. Amongst other matters, the new standard requires that the value of equity-settled plans, such as the Roche Option Plan, be estimated at grant date and recorded as an expense over the vesting period. See also Note 1.

Roche Performance Share Plan

The Group offered future non-voting equity security awards (or at the Board's discretion, their cash equivalent) to certain directors and key senior managers. The programme was established at the beginning of 2002 and was in effect for three years. The amount of non-voting equity securities granted depended upon the individual's salary level, the achievement of performance targets linked to the Group's total shareholders' return (shares and non-voting equity securities combined) relative to the Group's peers during the three-year period from the date of the grant and the discretion of the Board of Directors. The plan concluded at the end of 2004 and 377,626 non-voting equity securities were vested. These have a fair value of 49 million Swiss francs and will be allocated to the recipients after a blackout period had ended. The cost of the plan was accrued over the vesting period of the grant, based on the final fair value award estimated at each balance sheet date. During the year the cost of the plan was 19 million Swiss francs (2003: 18 million Swiss francs), which was reported within the relevant operating expense categories. During 2004 the Board approved a new three-year cycle of the Roche Performance Share Plan, to operate during 2005–2007.

Roche Connect

This programme enables all employees worldwide, except for those in the United States and certain other countries, to make regular deductions from their salaries to purchase non-voting equity securities. It is administered by independent third parties. The Group makes a contribution to the programme, which allows the employees to purchase non-voting equity securities at a discount (usually 20%). The administrator purchases the necessary non-voting equity securities directly from the market. 511,574 non-voting equity securities were held at 31 December 2004 (2003: 279,143). The programme has been operational since 1 October 2002. During the year the cost of the plan was 7 million Swiss francs (2003: 6 million Swiss francs), which was reported within the relevant operating expense categories.

Stock Appreciation Rights

Some employees of certain North American subsidiaries of the Group receive Stock Appreciation Rights (SARs) as part of their compensation. The SARs may be exercised after a vesting period of between one and three years for a cash payment, based upon the amount that the market price of the Group's American Depositary Receipts (ADRs) at the point of exercise exceeds the strike price (grant price at issuance).

Stock Appreciation Rights

Number of rights	2004	2003
Outstanding at 1 January	5,317,155	4,869,400
Granted	1,806,372	1,834,330
Exercised	(2,153,297)	(456,325)
Cancellations	(686,271)	(930,250)
Outstanding at end of year	4,283,959	5,317,155
– of which exercisable	1,346,717	1,671,425

Amounts recorded in the consolidated financial statements

	2004	2003
Expense in millions of CHF	117	154
Accrual in millions of CHF	151	129

Terms of rights outstanding as at 31 December 2004

	Rights outstanding			Rights exercisable	
Year of grant	Number outstanding	Expiry	Weighted average exercise price (USD)	Number exercisable	Weighted average exercise price (USD)
2001 award	353,791	2007	72.60	353,791	72.60
2002 award	846,009	2008	69.35	846,009	69.35
2003 award	1,313,875	2010	57.65	146,917	57.65
2004 award	1,770,284	2011	104.15	–	104.15
Total	4,283,959			1,346,717	

During 2004 the Group granted 1,806,372 rights with an average exercise price of USD 104.15. The rights vest over a three-year period and expire in 2011. The fair value of the rights granted, estimated using a binomial model, was 42 million Swiss francs. Rights exercised during 2004 had an average exercise price of USD 67.37 and the cash outflow was equivalent to 75 million Swiss francs. Following the approval of the Roche global long-term incentive programme (see below), the Group does not in the future plan to award any further cash-settled SARs based on the market price of ADRs.

Roche global long-term incentive programme

During 2004 the Board approved a new global long-term incentive programme for 2005 onwards which will be available to certain directors, management and employees selected at the discretion of the Group. The programme will consist of stock-settled stock appreciation rights (S-SARs) with the Group having the alternative of granting awards under the existing Roche Option Plan. The S-SARs will give employees the right to receive non-voting equity securities reflecting the value of any appreciation in the market price of the non-voting equity securities between the grant date and the exercise date. The Group would cover such obligations by purchasing non-voting equity securities or derivatives thereon.

Genentech and Chugai plans

The Genentech Stock Option Plan is discussed in Note 5 and the Chugai Stock Acquisition Rights programme is discussed in Note 6.

13. Other operating income

Other operating income in millions of CHF

	2004	2003
Royalty income	879	739
Gains on disposal of products	431	134
Other	427	462
Total other operating income	1,737	1,335

As part of the continuous realignment of its product portfolio, the Group periodically disposes of product lines that are no longer considered as core products or priorities within the product development portfolio. The proceeds are reinvested in the Group's in-licensing arrangements and other research and development alliances and collaborations.

On 9 February 2004 the Group announced the sale of the exclusive US rights to Soriatane to Connetics Corporation. The cash received was 155 million Swiss francs. On 1 August 2004 the Group agreed to license and sell certain patent rights from our patent portfolio to a third party. The cash received was 188 million Swiss francs. On 30 September 2003 the Group announced the sale to Protein Design Labs (PDL) of the business related to the Zenapax product worldwide in all disease indications other than organ transplantation. The Group will continue to market Zenapax in transplantation indications until 2007, at which point PDL have an option to purchase. The cash received was 106 million Swiss francs. During 2004 the Group and PDL signed a separate agreement to co-develop and commercialise Zenapax for asthma and related respiratory diseases. For all of these disposals the products concerned had no book value and so the gain on disposal was the same as the cash proceeds. All of these disposals are reported within the operating profit of the 'Roche prescription' segment.

14. Other operating expenses

Other operating expenses in millions of CHF

	2004	2003
Royalty expenses	(1,375)	(1,153)
Restructuring expenses	(81)	(85)
Impairment of property, plant and equipment[17]	(8)	(4)
Impairment of intangible assets[19]	(31)	(21)
Stock Appreciation Rights[12]	(117)	(154)
Other	(435)	(479)
Total other operating expenses	(2,047)	(1,896)

15. Financial income

Financial income *in millions of CHF*

	2004	2003
Gains on sale of equity securities	112	274
(Losses) on sale of equity securities	(43)	(208)
Dividend income	34	61
Gains (losses) on equity derivatives, net	(2)	18
Write-downs and impairments of equity securities	(63)	(313)
Net income from equity securities	38	(168)
Interest income	204	203
Gains on sale of debt securities	103	61
(Losses) on sale of debt securities	(108)	(49)
Write-downs and impairments of long-term loans	-	-
Net interest income and income from debt securities	199	215
Interest expense	(438)	(560)
Amortisation of discount on debt instruments	(143)	(354)
Gains (losses) on interest rate derivatives, net	13	30
Time cost of provisions[30]	(77)	(96)
Net interest expense	(645)	(980)
Foreign exchange gains (losses), net	(27)	254
Gains (losses) on foreign currency derivatives, net	69	16
Net foreign exchange gains (losses)	42	270
Net other financial income (expense)	7	(4)
Total net financial income	(359)	(667)

Exceptional income from bond conversion and redemption

During 2004 the Group has converted or redeemed certain of its debt instruments. Debt was reduced by 4,026 million Swiss francs, the total cash outflow was 3,039 million Swiss francs and a net pre-tax gain of 908 million Swiss francs resulted as shown below. This net gain is reported as an exceptional item due to the materiality of the gain and in order to fairly present the Group's results. Further details are given in Note 32.

Impact of bond conversion and redemption *in millions of CHF*

	Exceptional income from bond conversion and redemption (pre-tax)	Increase (reduction) in debt	Cash outflow
'LYONs IV' US dollar exchangeable notes	1,136	(1,220)	(5)
'LYONs III' US dollar exchangeable notes	(60)	(2,256)	(2,316)
'Chameleon' US dollar bonds	(74)	(641)	(715)
'LYONs V' US dollar exchangeable notes	(94)	94	-
Limited Conversion Preferred Stock	-	(3)	(3)
Total	908	(4,026)	(3,039)

16. Income taxes

Income tax expenses *in millions of CHF*

	2004	2003
Current income taxes	2,167	1,794
Adjustments recognised for current tax of prior periods	25	39
Deferred income taxes	153	(388)
Total charge for income taxes	2,345	1,445

Since the Group operates across the world, it is subject to income taxes in many different tax jurisdictions. The Group calculates its average expected tax rate as a weighted average of the tax rates in the tax jurisdictions in which the Group operates. Within the Group's average expected tax rate, the increasing significance of Genentech and Chugai causes an increase in the rate which has been offset by ongoing improvement of the Group's structures.

The Group's effective tax rate can be reconciled to the Group's average expected tax rate as follows:

Reconciliation of the Group's effective tax rate *in millions of CHF*

	2004	2003
Group's average expected tax rate	24.1%	24.3%
Tax effect of		
- Unrecognised tax losses	-1.5%	-0.1%
- Non-taxable income/non-deductible expenses	+0.3%	-0.1%
- Impairment of financial assets[15]	+0.0%	+1.2%
- Other differences	+2.1%	+0.5%
Continuing businesses before exceptional items effective tax rate	25.0%	25.8%

	Profit before tax	Income taxes	2004 Tax rate	Profit before tax	Income taxes	2003 Tax rate
Continuing businesses before exceptional items effective tax rate	6,568	(1,645)	25.0%	5,119	(1,319)	25.8%
Amortisation of goodwill[16]	(572)	-		(489)	-	
Major legal cases[9]	-	-		216	(87)	
Changes in Group organisation in continuing businesses[3]	(199)	33		-	-	
Exceptional income from bond conversion and redemption[15]	908	(290)		-	-	
Continuing businesses effective tax rate	6,705	(1,902)	28.4%	4,846	(1,406)	29.0%
Discontinuing businesses[7, 8]	277	(75)		430	(80)	
Changes in Group organisation in discontinuing businesses[3]	2,503	(368)		(395)	41	
Group's effective tax rate	9,485	(2,345)	24.7%	4,881	(1,445)	29.6%

Income tax assets (liabilities) *in millions of CHF*

	2004	2003
Current income taxes		
Current income tax assets	159	238
Current income tax liabilities	(947)	(714)
Net current income tax asset (liability)	(788)	(476)
Deferred income taxes		
Deferred income tax assets	1,047	900
Deferred income tax liabilities	(3,564)	(3,133)
Net deferred income tax asset (liability)	(2,517)	(2,233)

Deferred income tax assets are recognised for tax loss carry forwards only to the extent that realisation of the related tax benefit is probable. The Group has unrecognised tax losses, including valuation allowances, of 172 million Swiss francs (2003: 594 million Swiss francs), of which 88 million Swiss francs expire within four years and 40 million Swiss francs expire within six years. The remaining 44 million Swiss francs of losses expire after fifteen years or more. Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain foreign subsidiaries, as such amounts are currently regarded as permanently reinvested. These unremitted earnings totalled 27.6 billion Swiss francs at 31 December 2004 (2003: 22.8 billion Swiss francs).

The deferred income tax assets and liabilities and the deferred income tax charges (credits) are attributable to the following items:

Deferred income taxes: movements in recognised net assets (liabilities) *in millions of CHF*

2004	Property, plant and equipment, and intangible assets	Restructuring provisions	Other temporary differences	Total
Net deferred income tax asset (liability) at beginning of year	(3,597)	125	1,239	(2,233)
(Charged) credited to the income statement	390	(22)	(521)	(153)
(Charged) credited to equity[36]	–	–	(19)	(19)
Acquisition of Igen[3]	(259)	–	93	(166)
Disposal of Consumer Health (OTC) business[7]	4	–	(2)	2
Currency translation effects and other	403	(73)	(278)	52
Net deferred income tax asset (liability) at end of year	(3,059)	30	512	(2,517)
2003				
Net deferred income tax asset (liability) at beginning of year	(3,343)	135	441	(2,767)
(Charged) credited to the income statement	(322)	(18)	728	388
(Charged) credited to equity[36]	–	–	1	1
Disetronic[3]	(80)	–	(3)	(83)
Disposal of Vitamins and Fine Chemicals business[8]	223	(3)	109	329
Currency translation effects and other	(75)	11	(37)	(101)
Net deferred income tax asset (liability) at end of year	(3,597)	125	1,239	(2,233)

17. Property, plant and equipment

Property, plant and equipment: movements in carrying value of assets *in millions of CHF*

	Land	Buildings and land improvements	Machinery and equipment	Construction in progress	2004 Total	2003 Total
Net book value						
At beginning of year	836	5,085	4,881	1,692	12,494	13,434
Disetronic[3]	–	–	–	–	–	58
Disposal of Consumer Health (OTC) business[7]	(5)	(153)	(247)	(18)	(423)	–
Disposal of Vitamins and Fine Chemicals business[8]	–	–	–	–	–	(1,326)
Additions	182	118	828	1,229	2,357	2,265
Disposals	(4)	(57)	(113)	(18)	(192)	(244)
Transfers	36	584	751	(1,371)	–	–
Depreciation charge	–	(222)	(1,025)	–	(1,247)	(1,303)
Impairment charge[14]	–	–	(8)	–	(8)	(4)
Currency translation effects	(53)	(232)	(210)	(78)	(573)	(386)
At end of year	992	5,123	4,857	1,436	12,408	12,494
At 31 December						
Cost	992	7,548	10,943	1,436	20,919	20,654
Accumulated depreciation	–	(2,425)	(6,086)	–	(8,511)	(8,160)
Net book value	992	5,123	4,857	1,436	12,408	12,494

The decrease in property, plant and equipment of 423 million Swiss francs from the disposal of the OTC business consists of assets transferred with the business of 240 million Swiss francs and an impairment charge of 183 million Swiss francs. See Note 7.

Finance leases

As at 31 December 2004 the capitalised cost of property, plant and equipment under finance leases amounts to 867 million Swiss francs (2003: 1,036 million Swiss francs) and the net book value of these assets amounts to 640 million Swiss francs (2003: 846 million Swiss francs).

Finance leases: present value of future minimum lease payments *in millions of CHF*

	2004	2003
Within one year	19	32
Between one and five years	510	569
More than five years	172	289
Total present value of minimum lease payments	701	890

Group companies are party to a number of finance leases, the most significant of which are those entered into by Genentech in respect of its manufacturing facility at Vacaville, California and certain buildings on its South San Francisco site. Upon lease expiry Genentech may either purchase the property at a pre-determined amount, sell the property to a third party or renew the lease. If the property is sold to a third party at an amount lower than the amount financed by the lessor, Genentech has agreed a residual value guarantee to pay the lessor up to an agreed percentage of the amount financed by the lessor. Genentech is also required to maintain financial covenants in the form of certain pre-defined financial ratios and is limited to the amount of debt it can assume. The carrying value of these lease obligations is 577 million US dollars (653 million Swiss francs).

Genentech leases *in millions of USD*

	Approximate initial fair value of property	Lease expiry	Maximum residual value guarantee
Vacaville	425	November 2006	372
South San Francisco	160	June 2007	136
Total	585		508

Operating leases

Total operating lease rental expense was 245 million Swiss francs (2003: 219 million Swiss francs).

Operating leases: future minimum payments under non-cancellable leases *in millions of CHF*

	2004	2003
Within one year	103	114
Between one and five years	163	177
More than five years	63	15
Total minimum payments	329	306

Group companies are party to a number of operating leases, mainly for plant and machinery, including motor vehicles, and for certain short-term property rentals. The arrangements do not impose any significant restrictions on the Group.

Capital commitments

The Group has capital commitments for the purchase or construction of property, plant and equipment totalling 1.5 billion Swiss francs (2003: 1.1 billion Swiss francs). In addition to this, on 15 December 2004 Genentech entered into a Master Lease Agreement for the lease of property in South San Francisco. Genentech's aggregate lease payments through 2020 are estimated at approximately 540 million US dollars.

18. Goodwill

Goodwill: movements in carrying value of assets *in millions of CHF*

	2004	2003
Net book value		
At beginning of year	5,206	5,057
Igen acquisition[3]	1,315	-
Disetronic acquisition[3]	-	861
Disposal of Consumer Health (OTC) business[7]	(78)	-
Amortisation charge	(579)	(497)
Impairment charge	-	-
Currency translation effects	(332)	(215)
At end of year	5,532	5,206
At 31 December		
Cost	14,578	14,682
Accumulated amortisation	(9,046)	(9,476)
Net book value	5,532	5,206
Of which		
- Genentech acquisition	1,557	1,963
- Corange acquisition	1,713	1,902
- Chugai acquisition	122	158
- Disetronic acquisition	765	823
- Igen acquisition	1,090	-
- Others	285	360
Total	5,532	5,206

The goodwill arising from investments in associated companies is classified as part of the investments in associated companies (see Note 20).

Effective 1 January 2005 the Group will implement IFRS 3 'Business combinations'. Amongst other matters, the new standard requires that amortisation of goodwill cease from the date of implementation. Goodwill will continue to be tested for impairment. The standard requires prospective application. Had this standard been applied in 2004, then goodwill amortisation expenses of 579 million Swiss francs would not have been recorded. No additional impairment would have been necessary.

19. Intangible assets

Intangible assets: movements in carrying value of assets *in millions of CHF*

	Patents, licences, trademarks and other intangible assets			
	Acquisition-related	Other	2004 Total	2003 Total
Net book value				
At beginning of year	5,384	1,561	6,945	7,786
Igen acquisition[3]	740	–	740	–
Disetronic acquisition[3]	–	–	–	320
Disposal of Consumer Health (OTC) business[7]	(234)	(6)	(240)	–
Additions	4	284	288	233
Disposals	–	(12)	(12)	(2)
Amortisation charge	(728)	(298)	(1,026)	(1,013)
Impairment charge[14]	(2)	(29)	(31)	(21)
Igen litigation[9]	–	–	–	(117)
Currency translation effects	(258)	(66)	(324)	(241)
At end of year	4,906	1,434	6,340	6,945
At 31 December				
Cost	11,627	2,685	14,312	14,729
Accumulated amortisation	(6,721)	(1,251)	(7,972)	(7,784)
Net book value	4,906	1,434	6,340	6,945

	Remaining useful life	2004	2003
Of which			
- Genentech acquisition	1–10 years	592	826
- Corange acquisition	3–13 years	2,345	2,705
- Chugai acquisition	8–16 years	680	781
- Disetronic acquisition	9 years	267	300
- Igen acquisition	12 years	634	–
- Kytril	4 years	755	988
- Others	Various	1,067	1,345
Total		6,340	6,945

The majority of the Group's intangible assets result from the acquisitions made by the Group. The patents, licenses, trademarks and other intangible assets are recorded at fair value in the acquisition accounting and are subsequently amortised over their useful lives. The Kytril intangible assets arise from the purchase by the Group of the global rights to Kytril (granisetron) from SmithKline Beecham in December 2000. The Group currently has no internally generated intangible assets from development as the criteria for the recognition as an asset are not met.

20. Associated companies

The Group's investments in associated companies have been accounted for using the equity method. The goodwill arising from investments in associated companies is classified as part of the investments in associated companies.

Investments in associated companies *in millions of CHF*

	Share of net income 2004	Share of net income 2003	Balance sheet value 2004	Balance sheet value 2003
Basilea Pharmaceutica (Switzerland)	(31)	(28)	–	31
Other investments in associated companies	(12)	(16)	55	79
Total investments in associated companies	(43)	(44)	55	110

Basilea Pharmaceutica: The Group owns a non-controlling interest of 33% (2003: 46%) in Basilea Pharmaceutica Ltd ('Basilea'). Basilea is a Swiss biotechnology company in the anti-bacterial, anti-fungal and dermatology fields.

The Group's other major investments in associates are Tripath Inc., and Antisoma. Additional information about these companies is given in Note 41. Transactions between the Group and its associated companies are given in Note 38. On 20 April 2004 the Group announced that it would no longer continue the joint development of the renal transplantation drug ISA(TX)247 with Isotechnika. As a result the Group no longer has the potential to exercise significant influence over Isotechnika and accordingly Isotechnika is no longer reported as an associated company. An impairment loss of 10 million Swiss francs (2003: none) was recorded on the Group's investments in associates.

21. Joint ventures

The Group's interests in joint ventures are reported in the financial statements using the proportionate consolidation method. The significant joint ventures are detailed below.

Bayer joint venture: As part of the disposal of the Roche Consumer Health business (see also Note 7) the Group sold to Bayer its 50% stake in Bayer Roche LLC, a joint venture with Bayer in the over-the-counter (OTC) field to market and distribute the product Aleve and certain other OTC products in the United States.

Joint ventures: recognised income statement and balance sheet amounts *in millions of CHF*

	2004	2003
Income statement		
Sales	230	249
Expenses	(159)	(190)
Net income after taxes	71	59
Balance sheet		
Long-term assets	–	235
Current assets	14	173
Non-current liabilities	–	(88)
Current liabilities	(3)	(187)
Net assets	11	133

22. Financial and other long-term assets

Financial and other long-term assets *in millions of CHF*

	2004	2003
Available-for-sale investments	980	934
Held-to-maturity investments	77	125
Loans receivable	32	108
Long-term trade receivables	54	77
Restricted cash	84	849
Total financial long-term assets	1,227	2,093
Prepaid employee benefits	174	187
Other	310	336
Total other long-term assets	484	523

Financial long-term assets are held for strategic purposes and therefore are classified as non-current. The available-for-sale investments are mainly equity investments. The effective interest rate of held-to-maturity investments is 1.5% (2003: 1.0%). Loans receivable comprise all loans to third parties with a term of over one year.

Restricted cash in 2003 included 630 million US dollars (779 million Swiss francs) of cash and investments pledged by Genentech in connection with the City of Hope litigation (see Note 9). In 2004 this was included in current assets (see Note 25).

23. Inventories

Inventories *in millions of CHF*

	2004	2003
Raw materials and supplies	533	606
Work in process	621	590
Finished goods and intermediates	3,565	4,006
Less: provision for slow-moving and obsolete inventory	(145)	(177)
Total inventories	4,574	5,025

Inventories held at net realisable value have a carrying value of 6 million Swiss francs (2003: 8 million Swiss francs). As a result of the disposal of the Consumer Health (OTC) business, inventories decreased by 192 million Swiss francs, effective 31 December 2004 (see Note 7). As a result of the disposal of the Vitamins and Fine Chemicals business, inventories decreased by 1,014 million Swiss francs, effective 30 September 2003 (see Note 8).

24. Accounts receivable

Accounts receivable *in millions of CHF*

	2004	2003
Trade accounts receivable	7,012	6,863
Notes receivable	143	283
Less: provision for doubtful accounts	(374)	(372)
Total accounts receivable	6,781	6,774

At 31 December 2004 accounts receivable include amounts denominated in US dollars equivalent to 1.7 billion Swiss francs (2003: 1.4 billion Swiss francs) and amounts denominated in euros equivalent to 2.6 billion Swiss francs (2003: 2.8 billion Swiss francs).

Bad debt expense was 17 million Swiss francs (2003: 47 million Swiss francs).

25. Other current assets

Other current assets *in millions of CHF*

	2004	2003
Accrued interest income	34	51
Prepaid expenses	253	338
Derivative financial instruments[33]	151	357
Restricted cash	772	-
Other receivables	797	788
Total other current assets	2,007	1,534

Restricted cash consists of 682 million US dollars (772 million Swiss francs) of cash and investments pledged by Genentech in connection with the City of Hope litigation (see Note 9). In 2003 this was included in financial long-term assets (see Note 22).

26. Marketable securities

Marketable securities *in millions of CHF*

	2004	2003
Held-for-trading investments		
- bonds and debentures	674	644
Available-for-sale current investments		
- shares	1,229	1,399
- bonds and debentures	1,868	2,306
- money market instruments and time accounts over three months	6,623	6,470
Total marketable securities	10,394	10,819

Marketable securities are held for fund management purposes and therefore are classified as current. They are primarily denominated in Swiss francs, euros, US dollars and pounds sterling. Other investments held for strategic purposes are classified as non-current (see Note 22).

Shares: These consist primarily of readily saleable equity securities.

Bonds and debentures *in millions of CHF*

Contracted maturity	Amount	Average effective interest rate
2004		
Within one year	1,840	2.4%
Between one and five years	528	3.4%
More than five years	174	4.2%
Total bonds and debentures	2,542	2.7%
2003		
Within one year	1,526	1.3%
Between one and five years	1,293	2.4%
More than five years	131	4.4%
Total bonds and debentures	2,950	1.9%

Money market instruments: These generally have fixed interest rates ranging from 0.52% to 4.90% (2003: 0.07% to 6.06%) depending upon the currency in which they are denominated. They are contracted to mature within one year of 31 December 2004.

27. Cash and cash equivalents

Cash and cash equivalents *in millions of CHF*

	2004	2003
Cash		
- cash in hand and in current or call accounts	2,317	4,122
Cash equivalents		
- time accounts with a maturity of three months or less	288	1,154
Total cash and cash equivalents	2,605	5,276

28. Accounts payable

Accounts payable *in millions of CHF*

	2004	2003
Trade accounts payable	925	859
Other taxes payable	463	309
Other accounts payable	456	532
Total accounts payable	1,844	1,700

29. Accrued and other current liabilities

Accrued and other current liabilities *in millions of CHF*

	2004	2003
Deferred income	107	87
Accrued payroll and related items	1,077	987
Interest payable	78	136
Derivative financial instruments[33]	170	148
Other accrued liabilities	2,579	2,309
Total accrued and other current liabilities	4,011	3,667

30. Provisions and contingent liabilities

Provisions: movements in recognised liabilities *in millions of CHF*

	Environmental and legal provisions	Restructuring provisions	Other provisions	2004 Total	2003 Total
At beginning of year	1,312	443	257	2,012	2,860
Disposal of Consumer Health (OTC) business[7]	(1)	–	(1)	(2)	–
Vitamin case[8]					
– additional provisions created	–	–	–	–	–
– utilised during the year	(66)	–	–	(66)	(638)
Major legal cases[9]					
– additional provisions created	–	–	–	–	–
– unused amounts reversed	–	–	–	–	(108)
– utilised during the year	–	–	–	–	(25)
Other provisions					
– additional provisions created	55	86	77	218	305
– unused amounts reversed	(54)	(17)	(13)	(84)	(99)
– utilised during the year	(34)	(163)	(94)	(291)	(226)
Increase in discounted amount due to passage of time or change in discount rate[15]	72	5	–	77	96
Currency translation effects	(86)	(6)	(3)	(95)	(153)
At end of year	1,198	348	223	1,769	2,012
Of which					
– current portion of provisions	873	144	69	1,086	542
– non-current portions of provisions	325	204	154	683	1,470
Total provisions	1,198	348	223	1,769	2,012
Expected outflow of resources					
– within one year	873	144	69	1,086	542
– between one to two years	197	69	77	343	1,167
– between two to three years	22	39	12	73	88
– more than three years	106	96	65	267	215
Total provisions	1,198	348	223	1,769	2,012

Environmental and legal provisions

These provisions include 181 million Swiss francs (2003: 208 million Swiss francs) for environmental matters and 1,017 million Swiss francs (2003: 1,104 million Swiss francs) for litigation, including major legal cases and the vitamin case.

Provisions for environmental matters cover various separate environmental issues in a number of countries. Approximately half of these were pre-existing in companies acquired by the Group. By their nature the amounts and timing of any outflows are difficult to predict. The Group estimates that approximately half of the amount provided for may result in cash outflows over the next five years. Significant provisions are discounted by between 6% and 7%.

Legal provisions consist mainly of the major legal cases, notably the City of Hope Medical Center litigation (see Note 9) and the vitamin case (see Note 8). The amounts, timing and uncertainties of any outflows are discussed in those notes, as are the discount rates used. The remaining legal provisions, which account for less than 25% of the balance, consist of a number of other separate legal matters in various Group companies. The majority of any cash outflows are expected to occur within the next one to three years, although these are dependent on the development of the various litigations. Significant provisions are discounted by between 5% and 6%.

Major legal cases are described in Note 9 and the vitamin case is described in Note 8. Other litigation matters, which are currently not as significant, are described below.

Carvedilol arbitration: Roche Diagnostics GmbH ('RDG') and SmithKline Beecham (Cork) Ltd ('SB') are party to arbitration concerning RDG's termination in 1998 of the Carvedilol License Agreement of 1987, as amended in 1995, relating to the licensing and co-marketing of Carvedilol. RDG has submitted a claim for damages to an Arbitration Tribunal in Zurich and SB has submitted a counterclaim asserting the invalidity of RDG's termination and claiming damages. The final decision of the Arbitration Tribunal is expected at the earliest in 2005. The amount of provisions, if any, recorded by RDG is not disclosed as this may seriously prejudice RDG's position in this matter.

Applera litigation: On 9 October 2003 Applera Corporation ('Applera') filed suit against the Group in the Superior Court of California and filed a Notice of Arbitration with the American Arbitration Association. Both the Superior Court lawsuit and the arbitration demand make claims concerning the interpretation and enforcement of contracts between the Group and Applera for the commercialisation of the polymerase chain reaction ('PCR') technology. The claims seek termination of certain contracts, declarations regarding rights and obligations under those contracts, and monetary damages and other relief in an unspecified amount for alleged breaches of various agreements between the parties. On 15 December 2003, the Group filed its response in the arbitration proceeding. On the same day, the Group also responded to Applera's complaint in the Superior Court proceeding by petitioning the Court to compel arbitration of the claims alleged by Applera and to stay the lawsuit pending completion of the arbitration. On 22 October 2004 the Court of Appeal of the State of California ruled that the petition to compel arbitration should be granted and remanded the case to the Superior Court, with directions to grant the petition. A first meeting in the arbitration will take place in February 2005. No provisions have been recorded in respect of these matters, as the outcome cannot be determined as of the date of these financial statements.

Promega litigation: In 1992 the Group filed a suit against the Promega Corporation ('Promega') alleging patent infringement and breach of a licence agreement relating to the polymerase chain reaction ('PCR') technology. In May 2004 the US District Court of the Northern District of California decided that one of the patents concerned was unenforceable and rejected the breach of licence claim. The suit regarding alleged infringement of the other PCR patents is still in progress. On 12 November 2003 the Group was notified that Promega had filed a non-public (Qui Tam) action against the Group with the US District Court of the Eastern District of West Virginia in March 2000. This complaint, filed under the False Claims Act, alleges that the US Federal Government was overcharged in its purchase of PCR enzyme products. In July 2003 the US Federal Government notified the Court of its decision not to intervene in Promega's complaint and on 12 November 2003 the Court ordered the complaint of 2000 to be unsealed. The Group filed a motion to dismiss this complaint and on 20 August 2004 the Court dismissed the complaint with prejudice.

Restructuring provisions

These arise from planned programmes that materially change the scope of business undertaken by the Group or the manner in which business is conducted. Such provisions include only the costs necessarily entailed by the restructuring which are not associated with the recurring activities of the Group. The remaining amounts are mostly in respect of obligations towards former employees arising from the Pharmaceuticals Division restructuring and other previous restructuring plans. The timings of these cash outflows are reasonably certain on a global basis and are shown in the above table. Significant provisions are discounted by 4%.

Other provisions

Other provisions consist mostly of claims arising from trade and various other provisions from Group companies that do not fit into the above categories. The timings of cash outflows are by their nature uncertain and the best estimates are shown in the above table. These provisions are not discounted as the time value of money is not considered material in this case.

Contingent liabilities

The operations and earnings of the Group continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those relating to environmental protection, in the countries in which it operates. The industries in which the Group is engaged are also subject to physical risks of various kinds. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings are not predictable. See also Note 8 in respect of the vitamin case and Note 9 in respect of major legal cases.

The Group has entered into strategic alliances with various companies in order to gain access to potential new products or to utilise other companies to help develop the Group's own potential new products. Potential future payments may become due to certain collaboration partners achieving certain milestones as defined in the collaboration agreements. The Group's best estimate of future commitments for such payments is 215 million Swiss francs in 2005, 219 million Swiss francs in 2006 and 169 million Swiss francs in 2007.

31. Other non-current liabilities

Other non-current liabilities *in millions of CHF*

	2004	2003
Deferred income	262	149
Other long-term liabilities	682	905
Total other non-current liabilities	944	1,054

32. Debt

Debt: recognised liabilities *in millions of CHF*

	2004	2003
Debt instruments	6,472	10,579
Amounts due to banks and other financial institutions	1,643	3,666
Capitalised lease obligations	701	890
Other borrowings	144	152
Total debt	8,960	15,287

Reported as		
- Long-term debt	6,947	10,246
- Short-term debt	2,013	5,041
Total debt	8,960	15,287

Debt: repayment terms *in millions of CHF*

	2004	2003
Within one year	2,013	5,041
Between one and two years	688	2,327
Between two and three years	2,297	493
Between three and four years	2,743	2,223
Between four and five years	568	3,010
More than five years	651	2,193
Total debt	8,960	15,287

The 'LYONs' zero coupon US dollar exchangeable notes (see below) are reflected as due the first year that the holders of the notes can request the Group to purchase the notes.

The fair value of the debt instruments is 6.9 billion Swiss francs (2003: 11.6 billion Swiss francs) and the fair value of total debt is 9.4 billion Swiss francs (2003: 16.3 billion Swiss francs). This is calculated based upon the present value of the future cash flows on the instrument, discounted at a market rate of interest for instruments with similar credit status, cash flows and maturity periods.

There are no pledges on the Group's assets in connection with debt, except as noted below. The obligation arising from leases at Genentech is secured on property, plant and equipment which has a net book value of 502 million Swiss francs as at 31 December 2004.

Amounts due to banks and other financial institutions

Interest rates on these amounts, which are primarily denominated in euros, average approximately 3.5% (2003: 3.4%). Repayment dates vary between one and four years. 683 million Swiss francs (2003: 1,571 million Swiss francs) are due within one year.

Debt instruments

Recognised liabilities and effective interest rates of debt instruments *in millions of CHF*

	Effective interest rate	2004	2003
European Medium Term Note programme			
4% bonds due 9 October 2008, principal 750 million euros	4.16%	1,150	1,159
5.375% bonds due 29 August 2023, principal 250 million pounds sterling	5.46%	536	541
3.25% bonds due 2 October 2007, principal 750 million US dollars	3.28%	848	926
Swiss franc bonds			
'Rodeo' 1.75% due 20 March 2008, principal 1 billion Swiss francs	3.00%	969	956
US dollar bonds			
'Chameleon' 6.75% due 6 July 2009, principal 487 million US dollars (1 billion US dollars in 2003)	6.77%	561	1,229
Zero coupon US dollar exchangeable notes			
'LYONs III' due 6 May 2012, principal 3 billion US dollars in 2003	6.91%	–	2,136
'LYONs IV' due 19 January 2015, principal 1.506 billion US dollars in 2003	4.26%	–	1,171
'LYONs V' due 25 July 2021, principal 2.051 billion US dollars	4.14%	1,264	1,233

	Effective interest rate	2004	2003
Japanese yen exchangeable bonds			
'Sumo' 0.25% due 25 March 2005, principal 104.6 billion Japanese yen	1.89%	1,123	1,186
Limited conversion preferred stock			
due 11 November 2004	3.00%	–	2
Japanese yen convertible bonds issued by Chugai			
'Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds' 1.05% due 30 September 2008, principal amount of 1.86 billion Japanese yen (3.44 billion Japanese yen in 2003)	1.05%	21	40
Total debt instruments		6,472	10,579
Weighted average effective interest rate		3.80%	4.65%

Unamortised discount included in carrying value of debt instruments *in millions of CHF*

	2004	2003
Swiss franc bonds	34	44
US dollar bonds	4	8
Euro bonds	8	11
Sterling bonds	10	11
Zero coupon US dollar exchangeable notes	1,058	3,564
Japanese yen exchangeable bonds	4	23
Total unamortised discount	1,118	3,661

Issues of new debt instruments

There were no issues of new debt instruments in 2004. In 2003 the Group established a European Medium Term Note programme and three issues were subsequently made.

Cash inflows from issue of new debt instruments *in millions of CHF*

	2004	2003
European Medium Term Note programme		
4% euro-denominated bonds issued 9 April 2003	–	1,104
5.375% sterling-denominated bonds issued 29 August 2003	–	547
3.25% US dollar-denominated bonds issued 2 October 2003	–	984
Total cash inflows for new issues during the year	–	2,635

Repayments, redemptions and conversions of debt instruments

During 2004 the Group has converted or redeemed certain of its debt instruments. Debt was reduced by 4,026 million Swiss francs, the total cash outflow was 3,039 million Swiss francs and a net pre-tax gain of 908 million Swiss francs resulted as shown in Note 15. This net gain is reported as an exceptional item due to the materiality. These transactions are described below.

Conversion and redemption of 'LYONs IV' US dollar exchangeable notes: On 3 March 2004 the Group exercised its option to call these notes for redemption on 5 April 2004 at the original issue amount plus accrued original issue discount (OID). The effective interest rate of these notes was 4.26%. In the period to 5 April 2004 notes with a principal amount of 1,506 million US dollars were called for conversion by the holders and the remaining notes were redeemed for cash on 5 April 2004. A total of 12,999,662 Genentech shares were used to meet these obligations. As a result the Group's ownership of Genentech decreased by 2.45% and the Group realised a pre-tax gain of 1,136 million Swiss francs on the part disposal of its interest in Genentech and redemption of the remaining notes.

Redemption of 'LYONs III' US dollar exchangeable notes: On 5 April 2004 the Group exercised its option to call these notes for redemption on 6 May 2004 at the original issue amount plus accrued original issue discount (OID). The effective interest rate of these notes was 6.91%. Notes with a principal amount of 3 billion US dollars were redeemed for cash. The Group realised a pre-tax loss of 60 million Swiss francs on the early redemption of the notes.

Partial redemption of 'Chameleon' US dollar bonds: On 3 June 2004 the Group announced a tender offer for the redemption of the 'Chameleon' bond. The effective interest rate of these bonds was 6.77%. The tender offer expired on 23 June 2004 and pricing was on 24 June 2004, at which point bonds with a principal amount of 513 million US dollars, representing approximately 51.25% of the outstanding bonds, had been tendered for redemption. Settlement was made on 29 June 2004. The Group realised a pre-tax loss of 74 million Swiss francs on the partial early redemption of these bonds.

Redemption of Limited Conversion Preferred Stock: On the mandatory redemption date of 11 November 2004 the Group redeemed the remaining instruments at the original issue amount plus accrued interest. The effective interest rate of these instruments was 3.00%. Instruments with a principal amount of 2 million US dollars were redeemed for cash. The Group did not realise any gain or loss on the redemption of these instruments.

Reassessment of probable redemption date of 'LYONs V' US dollar exchangeable notes: Effective 30 September 2004 the Group reassessed the likely future cash outflows for this instrument and concluded it was appropriate to consider the first call date of 25 July 2007 as most probable date of cash flows. Accordingly, using the effective interest rate method, the Group recorded a pre-tax expense of 94 million Swiss francs and an increase in debt of the same amount. This reflects an increase in the carrying value of the debt to allow the accreted value to meet the issue price plus accrued original issue discount (OID) at 25 July 2007. There was no cash effect in 2004.

Partial conversion of 'Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds': During 2004 bonds with a face value of 1.6 billion Japanese yen (18 million Swiss francs) were converted to shares of Chugai. The Group's percentage ownership in Chugai was unaffected by this conversion, as the Group has bonds convertible into Chugai shares that mirror those that Chugai has outstanding with third parties. The net accounting effect of Chugai convertible bond conversions and Chugai share repurchases is recorded to minority interests (see Note 37).

Conversion of 'Helveticus' Swiss franc convertible bonds: By the due date of 31 July 2003 all of the remaining Swiss franc convertible bonds originally issued in 1995 were converted into non-voting equity securities *(Genussscheine)*. A total of 2,167,600 non-voting equity securities were used to meet the conversion obligations of the 'Helveticus' bonds in 2003. In accordance with the terms of the bonds, an additional cash payment of CHF 200 per bond was made upon the conversion of the remaining principal. The conversion reduced debt by 207 million Swiss francs, of which 202 million Swiss francs was in the form of non-voting equity securities and 5 million Swiss francs in the form of cash.

Cash outflows from repayments and redemptions of debt instruments *in millions of CHF*

	2004	2003
'LYONs IV' US dollar exchangeable notes	(5)	–
'LYONs III' US dollar exchangeable notes	(2,316)	–
'Chameleon' US dollar bonds	(715)	–
Limited Conversion Preferred Stock	(3)	–
'Bullet' Swiss franc bonds	–	(1,250)
'LYONs II' US dollar exchangeable notes	–	(1,830)
'Helveticus' Swiss franc convertible bonds	–	(5)
Total cash outflows from repayments and redemptions during the year	(3,039)	(3,085)

Terms of outstanding convertible debt instruments

'LYONs V': The notes are exchangeable for Non-voting Equity Securities (NES) or American Depositary Shares (ADS) at an exchange ratio of 5.33901 NESs or 10.67802 exchange ADSs per USD 1,000 principal amount at maturity of the notes. The Group will purchase any note for cash, at the option of the holder, on 25 January 2005,

25 July 2007 and 25 July 2011 for a purchase price per USD 1,000 principal amount of the notes of USD 552.79, USD 604.74 and USD 698.20, respectively. In addition, the notes will be redeemable at the option of the Group in whole or in part at any time after 25 July 2007 at the issue price plus accrued original issue discount (OID). If the notes outstanding at 31 December 2004 were all exchanged it would require 10,952,268 non-voting equity securities to meet the obligation.

'Sumo': Each bond of JPY 1,410,000 par value is exchangeable for 103.292 non-voting equity securities of Roche Holding Ltd. The bonds will be redeemable at maturity at the issue price (96.4%) plus accrued original issue discount (OID) at 100%. If the bonds outstanding at 31 December 2004 were all exchanged it would require 7,664,266 non-voting equity securities to meet the obligation.

'Series 6 Chugai Pharmaceutical Unsecured Convertible Bonds': Each bond of JPY 1,000,000 par value is convertible for 1,311 shares of Chugai. Conversion is at the option of the bondholder and may be made at any time up to the due date of 30 September 2008. The bonds will be redeemable at maturity at the issue price. If the bonds outstanding at 31 December 2004 were all converted it would require 2,440,655 Chugai shares to exactly meet the obligation. The Group's percentage ownership in Chugai would not be affected by any conversion, as the Group has bonds convertible into Chugai shares that mirror those that Chugai has outstanding with third parties.

33. Derivative financial instruments

In appropriate circumstances the Group uses derivative financial instruments as part of its risk management and trading strategies. This is discussed in Note 2. Derivative financial instruments are carried at fair value. The methods used for determining fair value are described in Note 1.

Derivative financial instruments *in millions of CHF*

		Assets		Liabilities
	2004	2003	2004	2003
Foreign currency derivatives				
- forward exchange contracts and swaps	85	167	(99)	(98)
- other	1	4	(4)	-
Interest rate derivatives				
- swaps	22	12	(6)	(42)
- other	-	-	-	-
Other derivatives	43	174	(61)	(8)
Total derivative financial instruments[25, 29]	151	357	(170)	(148)

Hedge accounting

The Group's accounting policy on hedge accounting, which is described in Note 1, requires that to qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement.

As described in Note 2, the Group has financial risk management policies, which cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. When deemed appropriate, certain of the above risks are altered through the use of derivatives. While many of these transactions can be considered as hedges in economic terms, if the required conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there were no hedging relationship, which means that any derivatives are reported at fair value, with changes in fair value included in financial income.

The Group generally limits the use of hedge accounting to certain significant transactions. Consequently as at 31 December 2004 the Group has no fair value hedges, cash flow hedges or hedges of net investment in a foreign entity that meet the strict requirements to qualify for hedge accounting, apart from those described below.

The Group has hedged some of its fixed term debt instruments with interest rate swaps. As at 31 December 2004 such instruments, which are designated and qualify as fair value hedges, are recorded in the balance sheet with a fair value of 15 million Swiss francs.

Genentech has non-US dollar cash flows from future royalty income and development expenses expected over the next one to five years. To hedge part of this transaction exposure Genentech enters into derivative financial instruments such as options and forward contracts. Genentech has equity investments in various biotechnology companies that are subject to a greater risk of market fluctuation than the stock market in general. To manage part of this exposure Genentech enters into derivative financial instruments such as zero cost collars and forward contracts. As at 31 December 2004 such instruments, which are designated and qualify for hedge accounting, are recorded in the balance sheet with a fair value of 25 million Swiss francs. These matters are also described in Genentech's annual report and quarterly SEC filings.

Movements on the fair value reserve for designated cash flow hedges are included in Note 36.

34. Equity

Share capital

As of 31 December 2004, the share capital of Roche Holding Ltd, which is the Group's parent company, consists of 160,000,000 shares with a nominal value of 1.00 Swiss franc each, as in the preceding year. The shares are bearer shares and the Group does not maintain a register of shareholders. Based on information supplied to the Group, a shareholders' group with pooled voting rights owns 50.0125% (2003: 50.0125%) of the issued shares. This is further described in Note 38. Based on information supplied to the Group, Novartis International Ltd, Basel, and its affiliates own 33.3330% (participation below $33\frac{1}{3}$%) of the issued shares (2003: 33.3330%).

Non-voting equity securities *(Genussscheine)*

As of 31 December 2004, 702,562,700 non-voting equity securities were in issue as in the preceding year. Under Swiss company law these non-voting equity securities have no nominal value, are not part of the share capital and cannot be issued against a contribution which would be shown as an asset in the balance sheet of Roche Holding Ltd. Each non-voting equity security confers the same rights as any of the shares to participate in the net profit and any remaining proceeds from liquidation following repayment of the nominal value of the shares and, if any, participation certificates. In accordance with the law and the Articles of Incorporation of Roche Holding Ltd, the Company is entitled at all times to exchange all or some of the non-voting equity securities into shares or participation certificates.

Dividends

On 6 April 2004 the shareholders approved the distribution of a dividend of 1.65 Swiss francs per share and non-voting equity security (2003: 1.45 Swiss francs) in respect of the 2003 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 1,414 million Swiss francs (2003: 1,229 million Swiss francs) and has been recorded against retained earnings in 2004. The Board has proposed dividends for the 2004 business year of 2.00 Swiss francs per share and non-voting equity security. This is subject to approval at the Annual General Meeting on 28 February 2005.

Own equity instruments

In 2003, following the redemption of the 'LYONs II' exchangeable notes on 20 April 2003 (see Note 32) and in light of the restructuring of the Group's treasury operations and debt financing, the Group carried out a comprehensive review of the arrangements whereby it covers the potential conversion obligations that may arise from its convertible debt instruments. The Group refinanced the various instruments that cover its potential obligations to deliver non-voting equity securities. The Group sold 11,671,933 of those non-voting equity securities that it previously held in a series of transactions, in addition to the 2,744,893 non-voting equity securities utilised for the Disetronic transaction (see Note 3) and the 2,167,600 utilised for the conversion of the 'Helveticus' bonds (see Note 32). The Group also agreed with its counter-parties to restructure its previous arrangements which used written/short put options and purchased/long call options at the same strike price, which had the combined effect of a forward purchase. By 31 December 2003 all of these arrangements have been closed. In addition, in 2003 the Group purchased from various counter-parties Low Exercise Price Options (LEPOs), which give the Group the right to purchase non-voting equity securities at a low strike price.

Own equity instruments *in equivalent number of non-voting equity securities*

	31 December 2004	31 December 2003
Non-voting equity securities	87,386	6,448,687
Low Exercise Price Options	21,080,081	16,591,394
Forward purchases and derivative instruments	4,723,565	3,023,565
Total non-voting equity instruments	25,891,032	26,063,646

Own equity instruments are recorded within equity at original cost of acquisition. Details of own equity instruments held at 31 December 2004 are shown in the table below. Fair values are disclosed for information purposes.

Own equity instruments: supplementary information

	Equivalent number of non-voting equity securities	Maturity	Strike price (CHF)	Fair value (millions of CHF)
Non-voting equity securities	87,386	n/a	n/a	11
Low Exercise Price Options	21,080,081	21 Feb. 2005–30 Nov. 2007	0.01–10.00	2,664
Derivative instruments				
- Roche Option Plan	3,611,605	26 Feb. 2009–3 Feb. 2011	77.80–129.50	92
- other options	1,111,960	17 Feb. 2005–24 Apr. 2006	150.00–250.00	2
Total	25,891,032			2,769

Non-voting equity securities and Low Exercise Price Options are mainly held for the potential conversion obligations that may arise from the Group's convertible debt instruments (see Note 32). The Group's potential obligations to employees for the Roche Option Plan (see Note 12) are covered by call options that are exercisable at any time up to their maturity. The Group also holds a residual number of options that were purchased for use in the Group's previous option compensation scheme, which is now closed (see Note 12).

The net cash inflow from transactions in own equity instruments was 237 million Swiss francs (2003: net cash outflow of 15 million Swiss francs). Additionally in 2003 there was a net cash outflow of 1,635 million Swiss francs from the refinancing of instruments covering convertible debt obligations.

The Group holds none of its own shares.

35. Earnings per share and non-voting equity security

Basic earnings per share and non-voting equity security

For the calculation of basic earnings per share and non-voting equity security, the number of shares and non-voting equity securities is reduced by the weighted average number of its own non-voting equity securities held by the Group during the period.

Basic earnings per share and non-voting equity security

	Continuing businesses 2004	Continuing businesses 2003	Group 2004	Group 2003
Net income (millions of CHF)	4,339	3,074	6,641	3,069
Number of shares (millions)[34]	160	160	160	160
Number of non-voting equity securities (millions)[34]	703	703	703	703
Weighted average number of own non-voting equity securities held (millions)	(22)	(24)	(22)	(24)
Weighted average number of shares and non-voting equity securities in issue used to calculate basic earnings per share (millions)	841	839	841	839
Basic earnings per share and non-voting equity security (CHF)	5.16	3.67	7.90	3.66

Diluted earnings per share and non-voting equity security

For the calculation of diluted earnings per share and non-voting equity security, the net income and weighted average number of shares and non-voting equity securities outstanding are adjusted for the effects of all dilutive potential shares and non-voting equity securities.

Potential dilutive effects arise from the convertible debt instruments and the employee stock option plans. If the outstanding convertible debt instruments were to be converted this would lead to a reduction in interest expense and an increase in the number of shares which may have a net dilutive effect on the earnings per share. The exercise of outstanding vested employee stock options would have a dilutive effect. The exercise of the outstanding vested Genentech employee stock options would have a dilutive effect if the net income of Genentech is positive. The diluted earnings per share and non-voting equity security shows the potential impacts of these dilutive effects on the earnings per share figures.

Diluted earnings per share and non-voting equity security

	Continuing businesses 2004	Continuing businesses 2003	Group 2004	Group 2003
Net income (millions of CHF)	4,339	3,074	6,641	3,069
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive (millions of CHF)	15	60	15	60
Increase in minority share of Group net income, net of tax, assuming all outstanding Genentech stock options exercised (millions of CHF)	(31)	(26)	(31)	(26)
Net income used to calculate diluted earnings per share (millions of CHF)	4,323	3,108	6,625	3,103
Weighted average number of shares and non-voting equity securities in issue (millions)	841	839	841	839
Adjustment for assumed conversion of convertible debt instruments, where dilutive (millions)	8	20	8	20
Weighted average number of shares and non-voting equity securities in issue used to calculate diluted earnings per share (millions)	849	859	849	859
Diluted earnings per share and non-voting equity security (CHF)	5.09	3.62	7.81	3.61

36. Fair value and other reserves

Fair value and other reserves: movement in recognised amounts *in millions of CHF*

	Fair value reserve: available-for-sale investments	Fair value reserve: qualifying cash flow hedges	Equity conversion options	Currency translation reserve	2004 Total	2003 Total
At beginning of year	132	(41)	110	(3,193)	(2,992)	(2,642)
Changes in fair value	138	(51)	-	-	87	167
Fair value (gains) losses recognised in the income statement	26	-	-	-	26	244
Fair value (gains) losses recognised in the balance sheet[3]	-	43	-	-	43	-
Deferred income taxes[16]	(37)	18	-	-	(19)	1
Minority interests[37]	(17)	11	-	-	(6)	(16)
Currency translation gains (losses)	(19)	2	-	(945)	(962)	(746)
At end of year	223	(18)	110	(4,138)	(3,823)	(2,992)

Included in the movements in the currency translation reserve are 44 million Swiss francs relating to the Consumer Health (OTC) business. These were included in the calculation of the gain on disposal of that business. See Note 7.

37. Minority interests

Minority interests: movement in recognised amounts *in millions of CHF*

	2004	2003
At beginning of year	5,594	4,963
Minority share of Group net income, net of tax	499	367
Net effect of movements in fair value (charged) credited to equity[36]	6	16
Conversion and redemption of 'LYONs IV' US dollar exchangeable notes[32]	78	-
Net effect of exercise of Genentech stock options and Genentech stock repurchases[5]	(643)	793
Net effect of partial conversion of Chugai convertible bonds and Chugai share repurchases[6, 32]	7	(48)
Chugai dividend payments[6]	(68)	(26)
Currency translation effects	(403)	(471)
At end of year	5,070	5,594
Of which		
- Genentech[5]	3,240	3,810
- Chugai[6]	1,811	1,783
- other	19	1
Total minority interests	5,070	5,594

38. Related parties

Controlling shareholders

The share capital of Roche Holding Ltd, which is the Group's parent company, consists of 160,000,000 bearer shares. Based on information supplied by a shareholders' group with pooled voting rights, comprising Ms Vera Michalski-Hoffmann, Ms Maja Hoffmann, Mr André Hoffmann, Dr Andreas Oeri, Ms Sabine Duschmalé-Oeri, Ms Catherine Oeri, Ms Beatrice Oeri and Ms Maja Oeri, that group holds 80,020,000 shares as in the preceding year, which represents 50.01% of the issued shares. This figure does not include any shares without pooled voting rights that are held outside this group by individual members of the group.

Mr André Hoffmann and Dr Andreas Oeri are members of the Board of Directors of Roche Holding Ltd and in this capacity receive an annual remuneration of 300 thousand Swiss francs. In addition Mr Hoffmann and Dr Oeri receive 20 thousand Swiss francs and 10 thousand Swiss francs respectively for their time and expenses related to their membership of Board committees. Until his retirement at the Annual General Meeting on 6 April 2004 Dr Fritz Gerber was a member of the above mentioned shareholders' group and was also a member of the Board of Directors of Roche Holding Limited. For the period until 6 April 2004 Dr Gerber received a remuneration of 75 thousand Swiss francs and a pension of 396 thousand Swiss francs.

There were no other transactions between the Group and the individual members of the above shareholders' group.

Subsidiary and associated companies

A listing of the major Group subsidiaries and associated companies is included in Note 41. Transactions between the parent company and its subsidiaries and between subsidiaries are eliminated on consolidation.

Transactions between the Group and its associated companies *in millions of CHF*

	2004	2003
Income statement		
Income from the sale of goods or supply of services	–	4
Expenses for the purchase of goods or supply of services	–	(21)
Milestone and other upfront payments	–	(11)
Balance sheet		
Trade accounts receivable	–	1
Trade accounts payable	–	–

Key management personnel

Members of the Board of Directors of Roche Holding Ltd receive an annual remuneration and payment for their time and expenses related to their membership of Board committees. Total payments to non-executive directors in 2004 for this remuneration and expenses were 3 million Swiss francs (2003: 3 million Swiss francs). Payments to Dr Franz B. Humer, who is also a member of the Executive Committee, are included in the figures for the Executive Committee below.

Members of the Executive Committee received total remuneration as shown in the table below.

Remuneration of members of the Executive Committee *in millions of CHF*

	2004	2003
Salary	12	13
Bonuses	5	4
Total cash remuneration paid	17	17
Options awarded (equivalent number of non-voting equity securities)	147,815	226,482
Pension and social insurance contributions paid by the Group	8	6

As part of the Roche Performance Share Plan, members of the Executive Committee were awarded 193,418 non-voting equity securities with a fair value of 25 million Swiss francs in respect of the Group's performance in 2002–2004. See also Note 12.

Supplementary information is given within the Group's Corporate Governance disclosures on pages 48–56.

39. Cash flow statement

Cash flows from operating activities

Cash flows from operating activities are those derived from the Group's primary activities, as described in the divisional review. This is calculated by the indirect method, adjusting the Group's operating profit for any operating income and expenses that are not cash flows (for example depreciation, amortisation and impairment) in order to derive the cash generated from operations. This and other operating cash flows are shown in the cash flow statement. Operating cash flows also include income taxes paid on all activities, including, for example, the taxes paid on the gains from the conversion and redemption of bonds.

Cash generated from operations *in millions of CHF*

	2004	2003
Net income	6,641	3,069
Add back non-operating (income) expense		
– Income from associated companies[20]	43	44
– Financial income[15]	359	667
– Exceptional income from bond conversion and redemption[32]	(908)	–
– Income taxes[16]	2,345	1,445
– Income applicable to minority interests[37]	499	367
Operating profit	8,979	5,592
Depreciation of property, plant and equipment[17]	1,247	1,303
Amortisation of goodwill[18]	579	497
Amortisation of intangible assets[19]	1,026	1,013
Impairment of long-term assets[14]	39	25
Changes in Group organisation[3]	(2,304)	395
Chugai transaction: write-off of fair value adjustments to inventories[6]	–	49
Major legal cases[9]	–	(216)
Expense for defined benefit post-employment plans[11]	532	469
Other adjustments	(350)	63
Cash generated from operations	9,748	9,190

Cash flows from investing activities

Cash flows from investing activities are principally those arising from the Group's investments in property, plant and equipment and intangible assets, and from the acquisition and divestment of subsidiaries, associated companies and businesses. Cash flows connected with the Group's portfolio of marketable securities and other investments are also included as are any interest and dividend payments received in respect of these securities and investments. These cash flows indicate the Group's net reinvestment in its operating assets and the cash flow effects of the changes in Group organisation, as well as the cash generated by the Group's other investments.

Interest and dividends received *in millions of CHF*

	2004	2003
Interest received	221	225
Dividends received	34	61
Total	255	286

Cash flows from financing activities

Cash flows from financing activities are primarily the proceeds from issue and repayments of the Group's equity and debt instruments. They also include interest payments and dividend payments on these instruments. Cash flows from short-term financing, including finance leases, are also included. These cash flows indicate the Group's transactions with the providers of its equity and debt financing. Cash flows from short-term borrowings are shown as a net movement, as these consist of a large number of transactions with short maturity.

Interest and dividends paid *in millions of CHF*

	2004	2003
Interest paid	(489)	(493)
Dividends paid[6, 34]	(1,482)	(1,255)
Total	(1,971)	(1,748)

Significant non-cash transactions

In 2004 significant non-cash investing and financing transactions included the conversion of the 'LYONs IV' notes into Genentech shares (see Note 32).

In 2003 significant non-cash investing and financing transactions included the non-voting equity securities used in the Disetronic acquisition (see Note 3), the DSM shares acquired from the disposal of the Vitamins and Fine Chemicals business (see Note 8) and the non-voting equity securities used in the conversion of the 'Helveticus' bonds (see Note 32).

40. Subsequent events

There were no significant events after the balance sheet date.

41. Subsidiaries and associated companies

Listed companies

Country	Company	City	Share capital (in mill.)		Equity interest (in %)
Switzerland	Roche Holding Ltd Stock Exchange: Zurich Valor Share: 1203211 Valor *Genussscheine:* 1203204 ISIN Share: CH0012032113 ISIN *Genussscheine:* CH0012032048 Market Capitalisation: CHF 113,195.0 mill.	Basel	CHF	160.0	
	Basilea Pharmaceutica Ltd. Stock Exchange: Zurich, NASDAQ Biotech Valor: 1143244 ISIN: CH0011432447 Market Capitalisation: CHF 668.0 mill.	Basel	CHF	7.4	33.2
USA	Genentech, Inc. Stock Exchange: New York ISIN: US3687104063 Market Capitalisation: USD 57,005.6 mill.	South San Francisco (incorporated in Delaware)	USD	20.9	56.1
	TriPath Imaging Inc. Stock Exchange: NASDAQ NM ISIN: US8969421093 Market Capitalisation: USD 341.9 mill.	Burlington	USD	0.4	21.0
Japan	Chugai Pharmaceutical Co., Ltd. Stock Exchange: Tokyo ISIN: JP3519400000 Market Capitalisation: JPY 931,030.4 mill.	Tokyo	JPY	70,532.0	50.6
Great Britain	Antisoma plc Stock Exchange: London ISIN: GB0055696032 Market Capitalisation: GBP 43.2 mill.	London	GBP	2.7	7.8

Non-listed companies

Country	Company	City	Share capital (in mill.)		Equity interest (in %)
Argentina	Productos Roche S.A. Química e Industrial	Buenos Aires	ARS	83.0	100
Australia	Roche Diagnostics Australia Pty. Limited	Castle Hill	AUD	5.0	100
	Roche Products Pty. Limited	Dee Why	AUD	65.0	100
	Syntex Australia Limited	North Sydney	AUD	25.1	100
Austria	Roche Austria GmbH	Vienna	EUR	14.5	100
	Roche Diagnostics GmbH	Vienna	EUR	1.5	100
Bangladesh	Roche Bangladesh Ltd.	Dhaka	BDT	27.2	100
Belgium	N.V. Roche S.A.	Brussels	EUR	4.8	100
	Roche Diagnostics Belgium S.A.	Brussels	EUR	3.8	100
Bermuda	Canadian Pharmholding Ltd.	Hamilton	GBP	(-)	100
	Corange International Ltd.	Hamilton	USD	1.0	100
	Corange Ltd.	Hamilton	USD	38.0	100
	Roche Capital Management Ltd.	Hamilton	USD	1.0	100
	Roche Capital Transactions Limited	Hamilton	USD	(-)	100
	Roche Financial Investments Ltd.	Hamilton	USD	(-)	100
	Roche Financial Services Ltd.	Hamilton	USD	0.1	100
	Roche Healthcare Limited	Hamilton	USD	1.0	100
	Roche Interfinance Ltd.	Hamilton	USD	(-)	100
	Roche International Finance (Bermuda) Ltd.	Hamilton	USD	(-)	100
	Roche International Ltd.	Hamilton	USD	(-)	100
	Roche Intertrade Ltd.	Hamilton	USD	10.0	100
	Roche Services Holdings Ltd.	Hamilton	USD	(-)	100
	Syntex Pharmaceuticals International Ltd.	Hamilton	USD	(-)	100
Brazil	Produtos Roche Químicos e Farmacêuticos S.A.	São Paulo	BRL	41.7	100
	Roche Diagnostics Brasil Ltda.	São Paulo	BRL	126.5	100
Bulgaria	Roche Bulgaria Eood	Sofia	BGN	5.1	100
Canada	Chempharm Limited	Toronto	CAD	2.0	100
	Hoffmann-La Roche Limited	Toronto	CAD	15.3	100
	Sapac Corporation Ltd.	St. John	USD	(-)	100

Country	Company	City	Share capital (in mill.)	Equity interest (in %)
Chile	Productos Farmoquímicos Roche Ltda.	Santiago de Chile	CLP 70.9	100
China	Roche Diagnostics (Hong Kong) Limited	Hong Kong	HKD 10.0	100
	Roche Diagnostics (Shanghai) Limited	Shanghai	USD 1.0	100
	Roche Hong Kong Limited	Hong Kong	HKD 10.0	100
	Roche R&D Center (China) Ltd.	Shanghai	USD 6.3	100
	Shanghai Roche Pharmaceuticals Limited	Shanghai	USD 19.5	70
Colombia	Productos Roche S.A.	Bogotá	COP 1,923.7	100
Costa Rica	Productos Roche S.A.	San José	USD 0.1	100
	Roche Servicios S.A.	San José	USD 0.1	100
Czech Republic	Roche s.r.o.	Prague	CZK 200.0	100
Denmark	Roche a/s	Hvidovre	DKK 4.0	100
Dominican Republic	Productos Roche Dominicana S.A.	Santo Domingo	DOP 0.6	100
Ecuador	Roche Ecuador S.A.	Quito	USD 1.1	100
Egypt	Roche Egypt SAE	Giza	EGP 1.0	100
	Ropharm Limited	Giza	EGP 0.1	95
El Salvador	Productos Roche (El Salvador) S.A.	San Salvador	USD (–)	100
Finland	Roche Oy	Espoo	EUR 0.1	100
France	Hoffmann-La Roche France S.A.S.	Neuilly-sur-Seine	EUR 52.7	100
	Roche Diagnostics S.A.	Meylan	EUR 16.0	100
	Roche S.A.	Neuilly-sur-Seine	EUR 35.2	100
Germany	Disetronic Medical Systems GmbH	Sulzbach	EUR (–)	100
	Galenus Mannheim GmbH	Mannheim	EUR 1.7	100
	Hestia Health Care GmbH	Mannheim	EUR 1.5	100
	Hoffmann-La Roche Aktiengesellschaft	Grenzach-Wyhlen	EUR 61.4	100
	Roche Deutschland Holding GmbH	Grenzach-Wyhlen	DEM 10.0	100
	Roche Diagnostics GmbH	Mannheim	EUR 94.6	100
Great Britain	Roche Diagnostics Ltd.	Lewes	GBP 22.6	100
	Roche Holding (UK) Limited	Welwyn Garden City	GBP 100.0	100
	Roche Products Limited	Welwyn Garden City	GBP 61.0	100
	Roche Registration Limited	Welwyn Garden City	GBP (–)	100
Greece	Roche (Hellas) S.A.	Athens	EUR 19.5	100
Guatemala	Productos Roche Guatemala S.A.	Guatemala	GTQ 0.6	100
Guernsey	Roche Capital Market International Limited	St. Peter Port	CHF 0.5	100
	Roche Financial Market Limited	St. Peter Port	CHF 0.2	100
	Roche International Finance Corporation Limited	St. Peter Port	CHF 10.0	100
Honduras	Productos Roche (Honduras), S.A.	Tegucigalpa	HNL (–)	100
Hungary	Roche (Hungary) Ltd.	Budapest	HUF 25.0	100
India	Roche Diagnostics India (Pvt) Ltd.	Mumbai	INR 20.2	100
	Roche Scientific Company (India) Private Limited	Mumbai	INR 1.0	100
Indonesia	P.T. Roche Indonesia	Jakarta	IDR 1,323.0	92.9
Ireland	Roche Ireland Limited	Clarecastle	EUR 6.4	100
	Roche Products (Ireland) Limited	Dublin	EUR 0.2	100
Italy	Roche Diagnostics S.p.A.	Milan	EUR 18.1	100
	Roche S.p.A.	Milan	EUR 34.1	100
Japan	Roche Diagnostics K.K.	Tokyo	JPY 2,500.0	100
Luxembourg	Pharminvest S.A.	Luxembourg	EUR 28.0	100
Malaysia	Roche Diagnostics (Malaysia) Sdn Bhd	Kuala Lumpur	MYR 0.9	100
	Roche Malaysia Sdn Bhd	Kuala Lumpur	MYR 4.0	100

Country	Company	City	Share capital (in mill.)		Equity interest (in %)
Mexico	Grupo Roche Syntex de México, S.A. de C.V.	Mexico City	MXN	3.5	100
	Lakeside de México, S.A. de C. V.	Mexico City	MXN	48.0	100
	Productos Roche S.A. de C.V.	Mexico City	MXN	2.2	100
	Syntex S.A. de C.V.	Mexico City	MXN	80.4	100
Morocco	Roche S.A.	Casablanca	MAD	9.5	45
Netherlands	Roche Diagnostics Nederland B.V.	Almere	EUR	2.3	100
	Roche Finance Europe B.V.	Woerden	EUR	2.0	100
	Roche Nederland B.V.	Woerden	EUR	10.9	100
	Roche Pharmholding B.V.	Woerden	EUR	467.8	100
New Zealand	Roche Diagnostics New Zealand Pty. Ltd.	Auckland	NZD	3.0	100
	Roche Products (New Zealand) Limited	Auckland	NZD	13.5	100
Nicaragua	Productos Roche (Nicaragua) S.A.	Managua	NIO	(-)	100
Norway	Roche Norge A/S	Oslo	NOK	11.0	100
Pakistan	Roche Pakistan Ltd.	Karachi	PKR	38.3	100
Panama	Productos Roche Interamericana S.A.	Panama City	USD	0.1	100
	Productos Roche Panamá S.A.	Panama City	PAB	(-)	100
	Roche Capital Corporation	Panama City	USD	(-)	100
	Syntex Corporation	Panama City	USD	1.0	100
Peru	Productos Roche Química Farmacéutica S.A.	Lima	PEN	11.2	100
Philippines	Roche (Philippines) Inc.	Makati	PHP	100.0	100
Poland	Roche Diagnostics Polska Sp. z o.o.	Warsaw	PLN	2.0	100
	Roche Polska Sp. z o.o.	Warsaw	PLN	2.0	100
Portugal	Roche Farmacêutica Química Lda.	Amadora	EUR	1.1	100
	Roche Sistemas de Diagnósticos Sociedade Unipessoal Lda.	Linda-A-Velha	EUR	0.6	100
Puerto Rico	Syntex Puerto Rico Inc.	Humacao	USD	(-)	100
Russia	Roche Moscow Ltd.	Moscow	RUB	2.6	100
Singapore	Roche Diagnostics Asia Pacific Pte. Ltd.	Singapore	SGD	3.4	100
	Roche Singapore Pte. Ltd.	Singapore	SGD	4.0	100
Slovakia	Roche Slovensko, S.R.O.	Bratislava	SKK	10.0	100
South Africa	Roche Products (Proprietary) Limited	Johannesburg	ZAR	5.0	100
South Korea	Roche Diagnostics Korea Co., Ltd.	Seoul	KRW	19,000.0	100
	Roche Korea Company Ltd.	Seoul	KRW	13,375.0	100
Spain	Andreu Roche S.A.	Madrid	EUR	0.1	100
	Roche Diagnostics S.L.	Barcelona	EUR	18.0	100
	Roche Farma S.A.	Madrid	EUR	54.1	100
	Syntex Roche S.A.	Madrid	EUR	0.1	100
Sweden	Roche AB	Stockholm	SEK	20.0	100
	Roche Diagnostics Scandinavia AB	Bromma	SEK	9.0	100
Switzerland	Disetronic Handels AG	Burgdorf	CHF	0.1	100
	Disetronic Holding AG	Burgdorf	CHF	9.7	100
	Disetronic Licensing AG	Burgdorf	CHF	0.1	100
	Disetronic Medical Systems AG	Burgdorf	CHF	0.9	100
	F. Hoffmann-La Roche Ltd	Basel	CHF	150.0	100
	IMIB Insitute for Medical Informatics and Biostatistics Ltd.	Basel	CHF	0.1	100
	Pharmexbio Ltd.	Zug	CHF	0.1	100
	Rabbit-Air Ltd.	Zurich-Kloten	CHF	3.0	100
	Roche Diagnostics (Schweiz) Ltd.	Rotkreuz	CHF	1.0	100
	Roche Diagnostics International Ltd.	Steinhausen	CHF	20.0	100
	Roche Finance Ltd.	Basel	CHF	409.2	100
	Roche Instrument Center Ltd.	Rotkreuz	CHF	5.0	100
	Roche Kapitalmarkt AG	Basel	CHF	1.0	100
	Roche Pharma (Switzerland) Ltd.	Reinach	CHF	2.0	100
	Syntex Corporation	Basel	CHF	0.2	100
Taiwan	Roche Diagnostics Ltd.	Taipei	TWD	80.0	100
	Roche Products Ltd.	Taipei	TWD	100.0	100

Country	Company	City	Share capital (in mill.)		Equity interest (in %)
Thailand	Roche Diagnostics (Thailand) Limited	Bangkok	THB	103.0	100
	Roche Thailand Limited	Bangkok	THB	12.0	100
Turkey	Roche Diagnostik Sistemleri Ticaret A.S.	Istanbul	TRY	0.5	100
	Roche Müstahzarlari Sanayi Anonim Sirketi	Istanbul	TRY	121.0	100
Uruguay	Roche International Ltd.	Montevideo	UYU	(-)	100
	Sapac Corporation Ltd.	Montevideo	UYU	(-)	100
USA	American Roche International Inc.	Little Falls	CAD	0.1	100
	Disetronic Medical Systems Inc.	St. Paul	USD	0.1	100
	Hoffmann-La Roche Inc.	Nutley	USD	3.0	100
	Igen International Inc.	Wilmington	USD	(-)	100
	Roche Carolina Inc.	Florence	USD	(-)	100
	Roche Colorado Corporation	Boulder	USD	0.1	100
	Roche Diagnostics Corporation	Indianapolis	USD	(-)	100
	Roche Holdings Inc.	Wilmington	USD	1.0	100
	Roche Laboratories Inc.	Nutley	USD	(-)	100
	Roche Molecular Systems Inc.	Pleasanton	USD	(-)	100
	Roche Palo Alto LLC	Palo Alto	USD	(-)	100
Venezuela	Productos Roche S.A.	Caracas	VEB	200.0	100

(-) = share capital of less than 100,000 local currency units.

Report of the Group Auditors to the General Meeting of Roche Holding Ltd, Basel

As group auditors, we have audited the consolidated financial statements (income statement, balance sheet, statement of changes in equity, cash flow statement and notes on pages 76 to 138) of Roche Holding Ltd for the year ended 31 December 2004. The prior year corresponding figures were audited by other group auditors.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG

KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris

Erik F.J. Willems

Basel, 27 January 2005

Statistics, as reported

	1995	1996	1997[b]
Statement of income *in millions of CHF*			
Sales	14,722	15,966	18,767
EBITDA	4,176	4,629	5,076
Operating profit	3,057	3,420	3,590
Net income	3,372	3,899	(2,031)
Research and development	2,290	2,446	2,903
Balance sheet *in millions of CHF*			
Long-term assets	12,632	15,487	32,453
Current assets	22,932	24,289	22,323
Total assets	35,564	39,776	54,776
Equity	17,554	20,780	18,250
Minority interests	799	835	1,187
Non-current liabilities	11,554	12,727	21,181
Current liabilities	5,657	5,434	14,158
Additions to property, plant and equipment	1,490	1,624	1,802
Personnel			
Number of employees at end of year	50,497	48,972	51,643
Key ratios			
Net income as % of sales	23	24	-11
Net income as % of equity	19	19	-11
Research and development as % of sales	16	15	15
Current ratio %	405	447	158
Equity and minority interests as % of total assets	51	54	36
Sales per employee in thousands of CHF	292	326	363
Data on shares and non-voting equity securities			
Number of shares	1,600,000	1,600,000	1,600,000
Number of non-voting equity securities *(Genussscheine)*	7,025,627	7,025,627	7,025,627
Total shares and non-voting equity securities	8,625,627	8,625,627	8,625,627
Total dividend in millions of CHF	552	647	716
Earnings per share and non-voting equity security (diluted) in CHF	391	452	(235)
Dividend per share and non-voting equity security in CHF	64[a]	75	83
Cash and warrants in addition to dividend (adjusted) in CHF	-	36	-
Cash and warrants in addition to dividend (unadjusted) in CHF	-	36	-

Information in this table is stated as reported. Changes in accounting policy arising from changes in International Financial Reporting Standards and the 100 for 1 stock split in 2001 are not applied retrospectively.

a) In addition to the normal dividend, the shareholders approved for each share and each non-voting equity security a special RO 100 centenary warrant worth CHF 36 on date of issue or, at the holder's option, a cash equivalent of CHF 36.

b) 1997 net income and related key ratios are shown after special charges of 6,308 million Swiss francs, net of tax, incurred following the Corange acquisition and include Corange only in respect of balance sheet data.

1998	1999	2000	2001	2002	2003	2004
24,662	27,567	28,672	29,163	29,453	31,220	31,273
6,423	8,874	11,126	6,438	7,993	8,609	9,566
4,350	6,421	7,131	3,247	1,335	5,592	8,979
4,392	5,764	8,647	3,697	(4,026)	3,069	6,641
3,408	3,782	3,950	3,893	4,257	4,766	5,093
27,952	35,800	34,798	36,411	33,143	29,820	28,670
27,927	34,631	34,737	38,875	30,852	29,666	29,406
55,879	70,431	69,535	75,286	63,995	59,486	58,076
21,666	26,954	27,608	28,973	20,810	23,570	28,223
1,149	3,047	4,428	4,894	4,963	5,594	5,070
21,416	25,574	23,642	25,772	22,850	18,658	14,882
11,648	14,856	13,857	15,647	15,372	11,664	9,901
1,883	2,150	2,183	1,931	2,044	2,265	2,357
66,707	67,695	64,758	63,717	69,659	65,357	64,703
18	21	30	13	–14	10	21
20	21	31	13	–19	13	24
14	14	14	13	14	15	16
240	233	251	248	201	254	297
41	43	46	45	40	49	57
370	407	443	458	427	482	483
1,600,000	1,600,000	1,600,000	160,000,000	160,000,000	160,000,000	160,000,000
7,025,627	7,025,627	7,025,627	702,562,700	702,562,700	702,562,700	702,562,700
8,625,627	8,625,627	8,625,627	862,562,700	862,562,700	862,562,700	862,562,700
750	863[d)]	992	1,121	1,251	1,423	1,725[e)]
509	668	1,024	4.37	(4.80)	3.61	7.81
87	100[d)]	115	1.30	1.45	1.65	2.00[e)]
190[c)]	–	–	–	–	–	–
190[c)]	–	–	–	–	–	–

c) If 1996 warrants held to final exercise date.

d) Dividend 1999 does not include the special dividend relating to the spin-off of the Fragrances and Flavours Division.

e) Dividend 2004 as proposed by the Board of Directors.

Sales by division *in millions of CHF*

	2000	2001	2002	2003	2004
Pharmaceuticals	15,992	17,062	17,294	19,781	21,695
Diagnostics	6,252	6,900	7,194	7,409	7,827
Consumer Health (OTC)	1,694	1,661	1,578	1,770	1,751
Vitamins and Fine Chemicals	3,571	3,540	3,387	2,260	–
Fragrances and Flavours	1,163	–	–	–	–
Total	28,672	29,163	29,453	31,220	31,273

Sales by geographical area *in millions of CHF*

	2000	2001	2002	2003	2004
Switzerland	509	513	529	529	442
European Union	9,012	9,000	9,011	9,681	10,563
Rest of Europe	1,266	1,282	1,439	1,520	993
Europe	10,787	10,795	10,979	11,730	11,998
North America	10,636	11,264	11,102	10,789	11,025
Latin America	2,928	2,827	2,376	2,076	1,825
Japan	1,580	1,589	2,243	3,948	3,875
Rest of Asia	1,814	1,829	1,804	1,697	1,553
Asia	3,394	3,418	4,047	5,645	5,428
Africa, Australia and Oceania	927	859	949	980	997
Total	28,672	29,163	29,453	31,220	31,273

Additions to property, plant and equipment by division *in millions of CHF*

	2000	2001	2002	2003	2004
Pharmaceuticals	1,117	1,043	1,040	1,315	1,572
Diagnostics	603	558	666	764	778
Consumer Health (OTC)	15	8	7	13	6
Vitamins and Fine Chemicals	372	284	298	172	–
Fragrances and Flavours	68	–	–	–	–
Others	8	38	33	1	1
Total	2,183	1,931	2,044	2,265	2,357

Additions to property, plant and equipment by geographical area *in millions of CHF*

	2000	2001	2002	2003	2004
Switzerland	361	272	298	262	232
European Union	731	613	598	747	808
Rest of Europe	31	51	79	54	17
Europe	1,123	936	975	1,063	1,057
North America	610	717	783	835	1,030
Latin America	229	138	115	69	74
Japan	53	45	81	220	128
Rest of Asia	120	67	62	50	46
Asia	173	112	143	270	174
Africa, Australia and Oceania	48	28	28	28	22
Total	2,183	1,931	2,044	2,265	2,357

Supplementary Net Income and EPS Information

The Group's basic and diluted earnings per share information is given in Note 35 to the Consolidated Financial Statements on pages 129–130. Supplementary EPS information is given below on net income before exceptional items and also on core net income, which additionally excludes amortisation of intangible assets and the related impacts on income taxes and minority interests.

Net income before exceptional items and core net income *in millions of CHF*

		2004		2003
Net income (continuing businesses)		4,339		3,074
Goodwill amortisation	572		489	
– income tax	–		–	
– minority interests	(116)		(117)	
		456		372
Major legal cases	–		(216)	
– income tax	–		87	
– minority interests	–		54	
		–		(75)
Changes in Group organisation	199		–	
– income tax	(33)		–	
– minority interests	–		–	
		166		–
Exceptional financial income	(908)		–	
– income tax	290		–	
– minority interests	–		–	
		(618)		–
Net income before exceptional items (continuing businesses)		4,343		3,371
Amortisation of intangible assets	1,000		986	
– income tax	(358)		(356)	
– minority interests	(78)		(80)	
		564		550
Core net income		4,907		3,921

EPS before exceptional items and Core EPS

	EPS before exceptional items			Core EPS
	2004	2003	2004	2003
Net income (millions of CHF)	4,343	3,371	4,907	3,921
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive	50	60	50	60
Increase in minority share of Group net income, net of tax, assuming all outstanding Genentech stock options exercised	(31)	(26)	(31)	(26)
Net income used to calculate diluted earnings per share	4,362	3,405	4,926	3,955
Per share information				
(millions of shares and non-voting equity securities)				
Weighted average number of shares and non-voting equity securities in issue	841	839	841	839
Adjustment for assumed conversion of convertible debt instruments, where dilutive	19	20	19	20
Weighted average number of shares and non-voting equity securities in issue used to calculate diluted earnings per share	860	859	860	859
Earnings per share (diluted) (CHF)	5.07	3.97	5.73	4.61

Roche Securities

Share price performance *in CHF*



350
300
250
200
150
100
50
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
— Roche share (adjusted)
— Swiss Market Index (rebased)

Non-voting equity security ***(Genussschein)*** **price performance** *in CHF*



200
160
120
80
40
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
— Roche non-voting equity security (adjusted)
— Swiss Market Index (rebased)

American Depositary Receipt (ADR) price performance *in USD*



80
70
60
50
40
30
20
10
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
— Roche ADR (adjusted)
— S&P 500 Index (rebased)

Two Roche American Depositary Receipts (ADRs) are equivalent to one non-voting equity security *(Genussschein)*. ADRs have been traded in the United States over-the-counter market since July 1992.

Information in these tables is restated for the 100 for 1 stock split of Roche shares and non-voting equity securities *(Genussscheine)* effective 4 May 2001 and the change in the ratio for the ADRs from 1:1 to 2:1 effective 24 January 2005.

Number of shares and non-voting equity securities[a]

	2000	2001	2002	2003	2004
Number of shares (nominal value 2000: CHF 100, 2001–2004: CHF 1.00)	1,600,000	160,000,000	160,000,000	160,000,000	160,000,000
Number of non-voting equity securities *(Genussscheine)* (no nominal value)	7,025,627	702,562,700	702,562,700	702,562,700	702,562,700
Total	8,625,627	862,562,700	862,562,700	862,562,700	862,562,700

Data per share and non-voting equity security *in CHF*

		2000	2001	2002	2003	2004
Net income		1,024	4.37	(4.80)	3.61	7.81
Equity		3,201	33.59	24.13	27.33	32.72
Dividend		115	1.30	1.45	1.65	2.00[c]
Stock price of share[b]	High	26,375	201.00	195.00	185.00	193.00
	Low	16,800	114.00	130.50	121.00	137.20
	Year-end	20,100	136.00	175.00	171.50	150.00
Stock price of non-voting equity security *(Genussschein)*[b]	High	18,755	165.35	132.75	125.25	140.25
	Low	14,900	95.10	92.00	75.15	118.75
	Year-end	16,510	118.50	96.35	124.75	130.90

Market capitalisation *in millions of CHF*

		2000	2001	2002	2003	2004
	Year-end	143,455	102,209	93,473	112,210	113,195

Key ratios (year-end)

	2000	2001	2002	2003	2004
Net income as % of equity	31	13	–19	13	24
Dividend yield of shares in %	0.6	1.0	0.8	1.0	1.3
Dividend yield of non-voting equity securities *(Genussscheine)* in %	0.7	1.1	1.5	1.3	1.5
Price/earnings of shares	20	31	–36	48	19
Price/earnings of non-voting equity securities *(Genussscheine)*	16	27	–20	35	17

a) Each non-voting equity security *(Genussschein)* confers the same rights as any of the shares to participate in the available earnings and any remaining proceeds from liquidation following repayment of the nominal value of the shares and the participation certificate capital (if any). Shares and non-voting equity securities are listed on the Swiss Exchange. Roche Holding Ltd has no restrictions as to ownership of its shares or non-voting equity securities.

b) All stock price data reflect daily closing prices.

c) 2004 dividend as proposed by the Board of Directors.

Ticker symbols

	Share	Non-voting equity security	American Depositary Receipt
Reuters	RO.S	ROG.VX	RHHBY.PK
Bloomberg	RO SW	ROG VX	RHHBY US
SWX Swiss Exchange	RO	ROG	–

Financial Statements

Income statement *in millions of CHF*

	2004	2003
Income		
Income from participations	1,750	3,397
Interest income from loans to Group companies	53	36
Interest and investment income	4	8
Gain on disposal of participations	75	–
Other income from Group companies	100	–
Other income	47	155
Total income	2,029	3,596
Expenses		
Financial expenses	(14)	(41)
Administration expenses	(22)	(23)
Loss on disposal of participations	–	(1,006)
Depreciation on participations	–	(810)
Other expenses	(166)	(148)
Total expenses	(202)	(2,028)
Profit for the year before taxes	1,827	1,568
Taxes	(12)	(6)
Net profit for the year	1,815	1,562

Balance sheet at 31 December *in millions of CHF*

	2004	2003
Long-term assets		
Participations	4,510	5,029
Long-term loans to Group companies	845	526
Total long-term assets	5,355	5,555
Current assets		
Short-term loans to Group companies	2,102	–
Accounts receivable from Group companies	940	2,690
Other accounts receivable	3	5
Marketable securities	1,207	176
Liquid funds	40	616
Total current assets	4,292	3,487
Total assets	9,647	9,042
Equity		
Share capital	160	160
Non-voting equity securities *(Genussscheine)*	p.m.	p.m.
General legal reserve	300	300
Free reserve	4,324	4,184
Special reserve	2,152	2,152
Available earnings:		
– Balance brought forward from previous year	4	5
– Net profit for the year	1,815	1,562
Total equity	8,755	8,363
Non-current liabilities		
Provisions	35	36
Loans from Group companies	830	503
Total non-current liabilities	865	539
Current liabilities		
Accounts payable to Group companies	1	100
Other liabilities	26	40
Total current liabilities	27	140
Total liabilities	892	679
Total equity and liabilities	9,647	9,042

p.m. = pro memoria. Non-voting equity securities have no nominal value.

Notes to the Financial Statements

General

The financial statements of Roche Holding Ltd, Basel, are prepared in accordance with the provisions of Swiss law.

Valuation methods and translation of foreign currencies

In the balance sheet, assets and liabilities are disclosed at net realisable values. Exceptions to this rule are participations, which are shown at their acquisition values less appropriate write-downs, and marketable securities, which are shown at the lower of cost or market value. Unrealised foreign currency gains on balance sheet items are deferred. Expenses and income, as well as foreign currency transactions, are translated at exchange rates ruling at the relevant transaction dates.

Details to specific items

Taxes

The tax charge includes corporate income and capital taxes, withholding taxes and stamp duty.

Equity

Movement in recognised amounts *in millions of CHF*

	Share capital	General legal reserve	Free reserve	Special reserve	Available earnings	Total equity
As at 1 January 2002	160	300	3,559	2,152	1,455	7,626
- Net income	-	-	-	-	1,546	1,546
- Dividends paid	-	-	-	-	(1,121)	(1,121)
- Transfer to free reserve	-	-	330	-	(330)	-
As at 31 December 2002	160	300	3,889	2,152	1,550	8,051
- Net income	-	-	-	-	1,562	1,562
- Dividends paid	-	-	-	-	(1,250)	(1,250)
- Transfer to free reserve	-	-	295	-	(295)	-
As at 31 December 2003	160	300	4,184	2,152	1,567	8,363
- Net income	-	-	-	-	1,815	1,815
- Dividends paid	-	-	-	-	(1,423)	(1,423)
- Transfer to free reserve	-	-	140	-	(140)	-
As at 31 December 2004	160	300	4,324	2,152	1,819	8,755

Share capital

As in the previous year, share capital amounts to 160 million Swiss francs. The share capital consists of 160,000,000 bearer shares with a nominal value of 1 Swiss franc each. Included in equity are 702,562,700 non-voting equity securities *(Genussscheine)*. They are not part of the share capital and confer no voting rights. However each non-voting equity security *(Genussschein)* does confer the same rights as any one of the shares to participate in the available earnings and in any remaining proceeds from liquidation following repayment of the share capital.

Guarantees

Within the framework of the European Medium Term Note (EMTN) programme the company has issued guarantees in favour of Group companies amounting to 2,808 million Swiss francs (previous year 1,707 million Swiss francs).

At the time of preparing the balance sheet no risks arising out of these contingent liabilities were discernible.

Convertibles and options

Reference is made to the Notes to the Consolidated Financial Statements.

Own equity instruments

Reference is made to the Notes to the Consolidated Financial Statements.

Pledged assets

Assets with a total book value of 2 million Swiss francs (previous year 8 million Swiss francs) have been pledged as security for the Company's own commitments.

Participations

The major participations are listed on pages 135 to 138.

Important shareholders

All shares in the Company are bearer shares, and for this reason the Company does not keep a register of shareholders. The following figures are based on information from shareholders, the shareholder validation check at the Annual General Meeting of 6 April 2004 and on other information available to the Company.

80,020,000 (previous year 80,020,000) shares: Shareholders' group with pooled voting rights, comprising Ms Vera Michalski-Hoffmann, Ms Maja Hoffmann, Mr André Hoffmann, Dr Andreas Oeri, Ms Sabine Duschmalé-Oeri, Ms Catherine Oeri, Ms Beatrice Oeri and Ms Maja Oeri.[a)]

53,332,863 (previous year 53,332,863) shares (participation below $33\frac{1}{3}$%): Novartis International Ltd, Basel including affiliates thereof.[b)]

a) Information supplied by the shareholders. This figure of 80,020,000 shares does not include shares without pooled voting rights held outside the group by individual members of the group.

b) Figures as of 31 December 2004 supplied by Novartis International Ltd, Basel.

Appropriation of Available Earnings

Proposals to the General Meeting *in CHF*

	2004	2003
Available earnings		
Net profit for the year	1,815,438,499	1,562,360,279
Balance brought forward from previous year	3,622,789	4,490,965
Total available earnings	1,819,061,288	1,566,851,244
Appropriation of available earnings		
Distribution of an ordinary dividend of CHF 2.00 gross per share and non-voting equity security *(Genussschein)* as against CHF 1.65 last year	(1,725,125,400)	(1,423,228,455)
Transfer to free reserve	(90,000,000)	(140,000,000)
Total appropriation of available earnings	(1,815,125,400)	(1,563,228,455)
To be carried forward on this account	3,935,888	3,622,789

Report of the Statutory Auditors

to the General Meeting of Roche Holding Ltd, Basel

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes on pages 146 to 149) of Roche Holding Ltd for the year ended 31 December 2004. The prior year corresponding figures were audited by other auditors.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

KPMG

KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris   Erik F.J. Willems

Basel, 27 January 2005

Sales Manufacturing

Overview

Switzerland		Costa Rica	
Argentina		Czech Republic	
Australia		Denmark	
Austria		Dominican Republic	
Bangladesh		Ecuador	
Belgium		Egypt	
Bermuda		El Salvador	
Brazil		Finland	
Canada		France	
Chile		Germany	
China		Great Britain	
Colombia		Greece	

Roche – a Global Market Presence



Roche – a Global Market Presence

Research and development	Services, financing	Toll manufacturing by third parties
Guatemala	Morocco	Russia
Guernsey	The Netherlands	Singapore
Honduras	New Zealand	South Africa
Hungary	Nicaragua	South Korea
India	Norway	Spain
Indonesia	Pakistan	Sweden
Ireland	Panama	Taiwan
Italy	Peru	Thailand
Japan	Philippines	Turkey
Luxembourg	Poland	Uruguay
Malaysia	Portugal	USA
Mexico	Puerto Rico	Venezuela

Published by
F. Hoffmann-La Roche Ltd
4070 Basel, Switzerland
Tel. +41 (0)61 688 11 11
Fax +41 (0)61 691 93 91

Media Office
Corporate Communications
4070 Basel, Switzerland
Tel. +41 (0)61 688 88 88
Fax +41 (0)61 688 27 75

Investor Relations
4070 Basel, Switzerland
Tel. +41 (0)61 688 88 80
Fax +41 (0)61 691 00 14

World Wide Web
http://www.roche.com

To order publications
Tel. +41 (0)61 688 83 39
Fax +41 (0)61 688 43 43
E-mail: basel.webmaster@roche.com

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Annual Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

Next Annual General Meeting: 28 February 2005

The Roche Annual Report is published in German (original language) and English.

The Roche Annual Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Design:	Wirz Corporate AG, Zurich
	Source Associates AG, Zurich
Photos:	Roland Tännler, Zurich
	Raphael David Koch, Zurich
	Roche Corporate Photolibrary, Basel
Typesetting:	Stauffer-Febel AG, Basel
Lithos:	Lithoteam AG, Allschwil-Basel
Printers:	Birkhäuser+GBC AG, Reinach-Basel
Binding:	Buchbinderei Grollimund AG, Reinach-Basel

Roche

Sustainability Report 2004



Tackling challenges head-on – creating long-term value

Cover
Aid for children suffering from diabetes in China

For further information please see Social responsibility chapter

Key figures

Key figures in millions of CHF

	Roche Group 2004	Roche Group 2003	Roche Group % change CHF	Roche Group % change LC	Continuing businesses[a] 2004	Continuing businesses[a] 2003	Continuing businesses[a] % change CHF	Continuing businesses[a] % change LC
Sales	31,273	31,220	0	+3	29,522	27,190	+9	+12
Research and development	5,093	4,766	+7	+11	5,053	4,624	+9	+14
EBITDA[b]	9,566	8,609	+11	+15	9,231	8,038	+15	+19
Operating profit before exceptional items	7,254	6,268	+16	+20	6,950	5,793	+20	+24
Operating profit	8,979	5,592	+61	+65	6,179	5,520	+12	+16
Financial income	(359)	(667)	-46		(339)	(630)	-46	
Net income before exceptional items[c]	–	–	–		4,343	3,371	+29	
Net income	6,641	3,069	+116		4,339	3,074	+41	
EPS[d] before exceptional items in CHF	–	–	–		5.07	3.97	+28	
EPS[d] in CHF	7.81	3.61	+116		5.09	3.62	+41	
Research and development as % of sales	16.3	15.3			17.1	17.0		
EBITDA as % of sales	30.6	27.6			31.3	29.6		
Operating profit before exceptional items as % of sales	23.2	20.1			23.5	21.3		
Effective tax rate %	24.7	29.6			28.4	29.0		
Net income as % of sales	21.2	9.8			14.7	11.3		

	Roche Group 31 December 2004	Roche Group 31 December 2003
Net liquidity	11,674	5,908
Total assets	58,076	59,486
Equity and minority interests	33,293	29,164
Debt	8,960	15,287
Equity ratio[e]	57%	49%
Debt-equity ratio[f]	27%	52%

a) Continuing businesses includes the Pharmaceuticals and Diagnostics businesses, treasury and other corporate activities. Consumer Health (OTC) and Vitamins and Fine Chemicals are reported as discontinuing businesses.

b) EBITDA: Earnings before exceptional items and before interest and other financial income, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

c) Net income before exceptional items and EPS before exceptional items are calculated as shown on page 143.

d) EPS: Earnings per share and non-voting equity security (diluted).

e) Equity ratio: Equity and minority interests as a percentage of total assets.

f) Debt-equity ratio: Debt as a percentage of equity (including minority interests).

LC = local currencies

Non-voting equity security (Genussschein) price performance in CHF


200
160
120
80
40
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Roche non-voting equity security (adjusted)
Swiss Market Index (rebased)

Sustainability at Roche

- In September 2004, Roche was included in the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones STOXX Sustainability Index (DJSI STOXX).
- Roche prepared and approved a range of new guidelines: supplier relationships (October 2004), animal care (September 2004), HIV/AIDS in the work place (September 2004).

Economic performance

- As one of the leading healthcare companies worldwide, we increased research and development expenditure for the Pharmaceuticals and Diagnostics Divisions by 9% to 5,053 million francs in 2004.
- In 2004, Roche paid 1,902 million francs in income taxes (continuing businesses). In this way the company makes a considerable contribution to the financing of state infrastructure and programmes.

Social responsibility

- In 2002, the Roche Connect programme was launched that gives Roche employees worldwide the possibility to share in the company's success. The programme had been introduced in 40 countries by the end of December 2004. 9,000 employees have participated in Roche Connect so far.
- In its second year, the Roche Commissions international cultural project is consolidating its reputation as an innovative, generous and courageous proponent of contemporary music. The commission to compose a musical work was presented to the renowned Chinese-American composer Chen Yi.

Safety, health and environmental protection

- Since 2004, the Safety, Healthy and Environmental Protection function has an additional Group-wide directive to deal with questions of local security. A new Corporate Issue Task Force, which is subsidiary to the many existing and established safety processes, has been formed. This task force only takes action if all other predefined procedures prove ineffective.
- In 2004, there were no reports throughout the entire Group of significant damage that affected either individuals or the environment.

A responsible approach to society and the environment brings economic rewards

'Sustainability' as a term is relatively new, but the principle it expresses has long been a part of our culture and activities. Since the foundation of Roche more than 100 years ago, sustainability has guided our activities by uniting entrepreneurial responsibility with innovation for health.


Sustainability at Roche,
Page 8
Economic performance,
Page 32
Social responsibility,
Page 44
Social responsibility,
Page 56
Safety, health and environmental
protection, Page 68

Contents

The Annual Report 2004 is published as a companion volume to the Sustainability Report.



Franz B. Humer, Chairman of the Board of Directors and CEO

Dear Reader

We are pleased to present our second Sustainability Report – once again in combination with the financial report as an integrated part of the Annual Report and for the first time representing the whole Roche Group, with the inclusion of our majority holdings Chugai and Genentech but excluding the OTC business for non-prescription medicines that was sold during the year. The fact that we are publishing both reports at the same time testifies to our deep conviction, that has grown over 100 years, that sustainability cannot be separated from everyday business and is not just a marketing tool. Roche sees and has always seen itself primarily as a profit-oriented company and this will not change. This economic objective should not be achieved, however, on the basis of short-term profit maximisation. It should rather be considered from a long-term, sustainable point of view. Each and every employee in our company can and indeed must contribute to sustainable creation of value in his or her area. This is necessary in order for Roche to be able to continue to invest in the development of innovative solutions for hitherto unsolved health problems and also, in the interests of all the parties involved, take responsibility for the direct field of activity that surrounds them. It is a central part of our long-term strategy, therefore, to unite entrepreneurial responsibility with innovation in the interests of health.

The most important visible sign of the success of our efforts to increase transparency in our actions in sustainable terms was the fact of being selected to join two leading sustainability indexes in September 2004: the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones STOXX Sustainability Index (DJSI STOXX). This was preceded by thorough examination of our economic, social and environmental performance. This amounts to certification from an independent party using objective criteria that we, as a leading company worldwide, have been successful in orienting ourselves to the principles of sustainable development. We are proud of this visible success and at the same time it is our aim to maintain these high standards, which sets the benchmark for 2005.

Our scientific commitment to the research and development of new health solutions that is closely linked to considerable economic risk is and remains our most important contribution to sustainability. Each year we invest considerable funds in finding more efficient solutions to the numerous as yet unresolved health problems. In 2004 we invested 5.1 billion francs worldwide in research and development. The opening of our research centre in Shanghai (China) on 1 November 2004 is a further milestone for our innovation-oriented company. In doing so we are also creating attractive jobs for highly qualified scientists, who might otherwise leave the country.

Transparency in clinical research into new substances or medicines has always been important for Roche. We are convinced that we have an ethical duty to publish the results of all clinical studies that are of significance to science and medicine. We welcome and support the new industry-wide solution to have, from now on, ongoing studies as well as the results of finished studies recorded by an independent and neutral office and make them available to the public.

The success of both the Pharmaceuticals and Diagnostics Divisions that are represented with their products and services in all important markets allowed us to create about 2,400 new jobs worldwide in 2004 aimed at, for the most part, highly qualified people. The orientation of our employment policy towards sustainable creation of value has paid off. Clear objectives for more than 1,000 members of senior management, career and succession planning that was introduced early on as well as a transparent and motivating performance culture creates the basis on which both the employees and company can develop further.

Our efforts to further spread sustainable thinking and action within the company and its employees have been successful. Sustainability is the duty of every employee and should be practised in every business area and activity. I would like to thank every employee in his or her place of work who contributes to sustainable value creation at Roche and urge them to continue doing so in future. The overwhelming success of the worldwide competition for ecological ideas called 'ECOmpetition' has shown us that we can depend on the creativity and willingness to participate of our employees. This basis allows us to approach the coming year with its challenging goals optimistically. Once again, the Corporate Sustainability Committee played an important role in furthering sustainable thinking. It is responsible for preparing and adapting, where and as necessary, the corporate guidelines that apply throughout the world as well as for coordination and reporting. In 2004, new guidelines for, among others, our relationship with external business partners (supply chain) were approved by the Executive Committee in October 2004.

The responsibility we feel that goes beyond our business activities in the strictest sense of the definition is recognised fully in this report. Roche has put its commitment to the Least Developed countries in the world, as defined by the UN, into practice and has adapted and extended, where necessary, its patent and pricing policy that was introduced some years ago. Our well established cooperation with local partners in areas with inadequate medical care has brought further success: more than 40,000 South Africans living in rural areas were able to benefit directly from the Phelophepa health train in 2004. After the tsunami disaster in Asia, Roche took action after a swift but careful assessment by the general managers on the spot together with the local authorities and international aid organisations. In addition to the immediate medical and financial aid provided by Roche country affiliates on the spot, we reserved all available stocks of antibiotics at the Group level and made them available to an international aid organisation. These were used to treat 80,000 individuals in the affected areas.

In 2004 once again, many young scientists and scientific institutions were able to take advantage of a rich palette of opportunities within Roche and its partner foundations. In this way the Roche Research Foundation alone was able to support 72 scientists and their projects. We have also further developed our special tradition of working together with contemporary art and culture. Projects such as the Tinguely Museum in Basel or the commission to the Chinese-American composer Chen Yi as part of the Roche Commissions illustrate our drive in promoting innovation, the willingness to support what is unconventional and challenging, striving for excellence in all our activities without consideration of the attractions of short-term popularity.

Our figures for safety, health and environmental protection continue to be very positive: emissions of harmful substances as well as consumption of resources were further reduced. There were no accidents or damaging events that had an important impact on people or the environment in 2004. This is a noteworthy achievement for an industrial company and not one that should be taken for granted.

Regular reporting on sustainability and updating of information on our web site serve both our need for a critical review of our own status quo as well as the interests of the broader public. This Sustainability Report provides transparency and at the same time spurs us on to make further progress. Striving for sustainability is an ongoing and demanding process and in addition to the awareness of our employees we also count on the working collaboration of other stakeholder groups – in particular, regulatory authorities, the constructive participation of our suppliers, the willingness of healthcare providers to enter into a dialogue, as well as the trust and loyalty of doctors and patients to our products and services. Our thanks go to all of them. I would also like to extend special thanks to our shareholders and holders of non-voting equity securities ('Genussscheine') who make it possible for us to follow our long-term strategy.

We will continue in our efforts to create value without neglecting our values.

Franz B. Humer
Chairman of the Board of Directors and CEO


Roche Sustainability web site:
www.roche.com/sustainability.htm



As a company that is active worldwide, we regard sustainability as a global responsibility

ARE programme in African treatment centres



CARE – Partnerships to develop sustainable healthcare for HIV/AIDS in Africa

The CARE programme is a partnership between the non-governmental organisation Pharm-Access Foundation and Roche. It was developed to provide increased access to HIV care and treatment for people living with HIV/AIDS in Africa.

More than 15,000 people every day are infected with the HIV virus and the majority of them live in the world's developing countries. Roche has been working on improving access to HIV treatment in the world's Least Developed Countries and sub-Saharan Africa for many years. As well as our unceasing efforts towards prevention, we aim to offer sustainable healthcare solutions that are intended to have a long-term effect.

People who have been infected with HIV will need treatment for the duration of their life. Our company has recognised this and regards it as an important challenge. In response we have fundamentally liberalised our patent and pricing policy in regard to the countries in southern Africa that are most affected. In order to find effective solutions, however, a broad coalition of all the agencies involved: the company, the authorities in each country affected and every individual involved within the context of the public-private partnership need to work together.

An important contribution to this is the CARE programme (Cohort programme to evaluate Access to antiretroviral therapy and Education) that was set up in 2001 by Roche and the PharmAccess Foundation. The primary goal is to provide access to HIV treatment. A sustainable effect is achieved by strengthening the local healthcare system, training hundreds of Africans who work in the healthcare system and following an open information policy with regard to the latest findings.

The CARE programme is being implemented in four African treatment centres in Côte d'Ivoire, Kenya, Senegal and Uganda. Roche is providing funding as well as antiretrovirals and diagnostic monitoring kits for the programme.

Evidence that Roche is moving in the right direction is the fact that the CARE programme is being used as the model for many HIV programmes being developed by large multinationals. Their numerous African employees are already reaping the benefits of this groundwork with our partners. In this way we hope we can make access to HIV treatment easier and help people in Africa towards better health.

n brief

DJSI

-September 2004, following a thorough examination of our economic, social and environmental performance, Roche was included in the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones STOXX Sustainability Index (DJSI STOXX).

New jobs

s planned, in 2004 Roche grew beyond the market average. Double-digit growth in sales and profits enabled the creation of 2,400 new jobs. At the end of 2004, Roche had 64,594 employees worldwide.

Access to medicines

Since 2000 Roche has been committed to improving access to HIV/AIDS therapy in the Least Developed Countries in the world and sub-Saharan Africa.

New guidelines and expert groups

Roche prepared and approved a range of new guidelines: supplier relationships (October 2004), animal care (September 2004), HIV/AIDS in the work place (September 2004). Special expert groups were established to examine our position and practices in the following areas: nanotechnology, clinical trials, marketing code

Roche Commissions

In its second year, the Roche Commissions international cultural project is living up to its reputation as an innovative, generous and courageous proponent of contemporary music. The commission to compose a musical work was presented to the renowned Chinese-American composer Chen Yi.

Tinguely Museum

In 2004, 127,200 visitors to the Tinguely Museum came from Switzerland and abroad. The Tinguely Museum was founded and funded exclusively by Roche (Switzerland) in 1996. At the heart of exhibitions of important contemporary artists like Kurt Schwitters or Giovanni Battista Podestà are key expressions such as avant garde, passion and quality. These expressions also apply to Roche's business philosophy. The museum has also supported exhibitions in Graz (Austria) and Monza (Italy) with important works from its collection.

Equity ownership programme

In 2002, the Roche Connect programme was launched that gives Roche employees worldwide the possibility to share in the company's success by purchasing 'Genussscheine' (non-voting equity securities). The programme had been introduced in 40 countries by the end of December 2004. 9,000 employees have participated in Roche Connect so far.

Dealing with risk

Since 2004, the Safety, Healthy and Environmental Protection function has an additional Group-wide directive to deal with questions of local security. A new Corporate Issue Task Force, which is subsidiary to the many existing and established safety processes, has been formed. This task force only takes action if all other predefined procedures are ineffective. Among its activities, this task force went into action during the tsunami disaster.

Incidents and accidents

In 2004, there were no reports throughout the entire Group of significant damage that affected either individuals or the environment. The rate of accidents has also improved both in terms of severity as well as frequency.

Sustainable development: Roche's strategic approach

Since its foundation, our company has focussed on values like innovation, long-term sustainable creation of value, a commitment to quality and performance, awareness of responsibility and respect towards our employees, patients, customers, investors, the environment and society.
The principles of sustainability set the standard for our activities and aspirations to unite entrepreneurial responsibility with innovation for health. We call on state-of-the-art technologies for environmental protection and develop innovative programmes for our employees and society.
We are ready, for example, to break new ground in the search for solutions to challenging health problems in developing countries.

There are many definitions of 'sustainable development' depending on point of view and interests. Roche accepts the definition of the Brundtland Report, published in 1986, that development is sustainable if it 'meets the needs of the present without compromising the ability of future generations to meet their own needs.' (Source: 'Our Common Future', a report by the World Commission on environment and Development. Chair: Gro Harlem Brundtland, former minister for the environment and the then Prime Minister of Norway).

Implementation of sustainability as defined by Brundtland takes place at Roche according to the following principles:

- Roche has always seen itself primarily as a profit-oriented company and this will not change. This economic objective is not dominated by a policy of short-term profit maximisation but takes a long-term sustainable approach.
- Roche is oriented to the triple bottom line which links social and environmental responsibility to the ability to develop economically.
- Only economically successful companies have the necessary means to make a commitment to society and the environment. And conversely, an environmentally and socially just attitude is the prerequisite for the long-term economic success of a company.

Our goals for 2005

- Remain in the Dow Jones Sustainability (DJSI) and FTSE4Good indexes
- Implement our sustainability charter and further develop our strategy for sustainability

- Define real value creation through sustainable action (business cases)
- Improve systematic dialogue with stakeholder groups
- Further improve internal awareness and support for sustainability
- Coordinate social, ethical and environmental risk management through early identification, proposal of solutions and measures.

The pillars of our strategy for sustainable development

Based on our corporate principles and supported by tradition as well as experience, we have identified the following areas as of strategic importance to our policy of sustainability.

Research towards resolving as yet unsolved health problems

Sustainability begins with our core and most important activity: as a leading healthcare company, we develop, produce and market innovative, high-quality solutions for the still numerous unmet medical needs. This comprises, in our view, the most meaningful contribution made by Roche to the community.

In terms of sustainability, medicine should not only then come into play when health has already been compromised. Our goal is to enable integrated solutions as part of a comprehensive approach to healthcare delivery that is socially acceptable and cost efficient and contribute in this way to avoiding or treating a disease as early on as possible.

Economic performance – in everyone's interest

We aim to improve the creation of value on a continuous basis and maintain a consistently high rate of profitability. This is essential if we are to undertake investments in research and development, which, although inevitably entailing entrepreneurial risk, are needed to ensure sustainable growth, attractive opportunities, a fair return on invested capital, generosity towards the community and – not least – entrepreneurial freedom. In doing so, Roche orients itself towards the triple bottom line, which links social and environmental responsibility with the ability to develop economically. Economic success and above-average profitability are necessary for a sustainable commitment to the environment and society.

Employees – our success depends on them

To achieve our ambitious goals, highly motivated and qualified employees are crucial to Roche. Innovation as the driving force of future success requires the necessary scope for development as well as a high degree of independence and willingness to perform on the part of the employees. That is why Roche attaches great importance to a performance culture that rewards employees for their success and encourages each and every one of them to improve further. Roche's family support and equal opportunity guidelines, in-house welfare and health programmes and an attractive range of workplace facilities show how seriously the company takes its social obligations towards its employees.

Access to healthcare – our contribution as a research-oriented company

In the interests of targeted aid to improve access to healthcare we have deliberately focussed our efforts on the most resource-limited groups in the Least Developed Countries around the world, as defined by the United Nations, where the need is greatest and where, in many cases, access to fundamentals like food, drinking water and the most basic form of medical care cannot be guaranteed. The search for innovation and initiatives appropriate to the situation in terms of basic medical care represents a challenge to all the groups involved and demands an active commitment from everyone: from those directly affected, their relatives, their community through local aid organisations, all the way to the regional or national authorities and the international community with its numerous specialist institutions and organisations.

Innovation only if it is suitably protected

The battle against the still numerous diseases that remain incurable, among them cancer, Alzheimer's and HIV/AIDS demands and will continue to demand innovation. Innovation is the driving force at Roche. In order to amortise our considerable long-term investment into the research of new medical solutions and similarly that of other innovations, Roche, like all research-oriented companies, must protect these investments. Without patents and appropriate pricing for true progress, there can be no innovation. Roche is aware that patents and the price of medicine that are necessary for sustainable economic development can represent one of many barriers to basic medical care for the poorest countries. That is why Roche has developed a pricing and patent policy in the Least Developed Countries designed to increase access to our medicines for people in these regions.

Social responsibility – an obligation that is part of the Roche tradition

Social responsibility has a long tradition at Roche. Since the company's foundation, our corporate values have focussed on innovation, long-term creation of value, a commitment to quality and performance, awareness of responsibility and respect for our employees, patients, customers, investors, the environment and the community. We encourage our employees to make a personal commitment to their community and, as well as supporting humanitarian projects. We sponsor science and the contemporary arts in the belief that they, too, contribute significantly to quality of life as well as to our well developed corporate culture.

Safety, health and environmental protection – our expertise is undisputed

Safety and environmental protection are key issues at Roche. Having learned from past experience, we see the protection of man and the environment not only as a duty to the state and the public but also a self-evident aspect of our corporate activities. Only with ongoing efforts in these areas over many years can we make a measurable contribution to sustainable development.

Decentralised structures – Roche relies on local know-how

Implementing the principles of sustainable development impacts all Roche activities and involves all Roche affiliates worldwide. In putting these principles into practice, Roche wants to rely as far as possible on local expertise and responsibility. It is up to local managers to define priorities and deploy the most suitable means to address them at each site. In line with Roche's federally influenced corporate culture, these local structures and their independence are being strengthened, so that they can make efficient use of their resources to create sustainable development solutions that meet local needs. Through audits of the Group functions like safety, health and environmental protection, legal or personnel, compliance with the corporate guidelines and principles is ensured.

Corporate governance for transparency and responsibility

The Executive Committee aims to ensure the long-term and responsible creation of value for all the company's stakeholders. Clear guidelines and structures are necessary for this, as well as transparency with regard to the most important elements of corporate governance. Roche is committed to the latest requirements of corporate governance and complies with the law and all its statutes as well as the Swiss Code of Best Practice for Corporate Governance of the Swiss business federation economiesuisse.

Details are available in the corporate governance section of the Annual Report 2004.

Our goals in 2004: virtually all of them have been achieved

In the Sustainability Report of 2003, Roche laid out its intentions and coming projects. The following overview shows if and how we achieved them. Virtually all our plans were implemented, with ongoing further improvements planned for certain projects.

Roche joins Dow Jones Sustainability Indexes

We achieved the most visible of our goals in September 2004 when Roche was selected to join the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones STOXX Sustainability Index. Inclusion in this listing, effective as of 20 September, which was preceded by comprehensive evaluation of the company's economic, environmental and social performance, means that Roche shares and 'Genussscheine' (non-voting equity securities) are open for selection by a number of sustainability-driven portfolios. Ranked equal second in its sector for both indexes, Roche has been certified as one of the leading sustainability-driven companies worldwide. Launched in 1999, the Dow Jones Sustainability Indexes are the first global indexes to track the financial performance of leading sustainability-driven companies worldwide. Based on the cooperation of the STOXX, SAM and Dow Jones Indexes, they provide asset managers with reliable and objective data for comparison to manage sustainability portfolios.

As well as the Dow Jones Sustainability Indexes, Roche has also been listed on the FTSE4Good Index series for a number of years. This series, established by the Financial Times Stock Exchange Group (FTSE), is also designed to measure the performance of companies that meet globally recognised corporate responsibility standards and to facilitate investment in those companies.


05
Member of
Dow Jones
Sustainability
Indexes
DJSI



FTSE4Good
Index Series

Objectives and obligations 2003	Results 2004	Evaluation
Train of hope We take social responsibility seriously and will continue to support projects like Phelophepa, in which all the partners involved are ready to take responsibility for their area and are willing to make a contribution.	Roche increased its contribution and continued to support Phelophepa in its tenth year of existence as its largest external corporate sponsor.	Achieved
Business integrity Roche is developing basic principles for cooperation with suppliers. These will formally set down our expectations of suppliers of products and services as well as Roche's contribution to these relationships.	Guidelines to 'Our relationship with external business partners' were approved by the Executive Committee in October 2004.	Achieved
Help for those most in need Working closely with international and local aid organisations, Roche supports numerous local projects and intends to continue this cooperation in accordance with the basic principles of the 'public-private partnership'. In the interests of sustainability, we are investing in fewer projects, but over the longer term, in order to be able to focus on the cause rather than the symptoms of the problem.	In 2004, effective cooperation allowed our CARE programme to set the standard for innovative and concrete help. Roche continues with its efforts.	Achieved
Management system Roche shares the goals of the UN Global Compact and is looking into closer involvement. The Sustainability Report first issued in 2004 is a step in this direction.	Roche has fulfilled all the necessary requirements of the UN Global Compact and continues to share many of the same objectives but has decided not to commit itself to a further organisation in order not to dissipate its efforts.	Achieved in part
Corporate report Roche will continue to produce the Sustainability Report that first appeared in 2004, extending and refining it as well as adapting it according to the needs of our stakeholders.	The second issue of the Sustainability Report has been extended accordingly and is published along with the Annual Report.	Achieved
Together against AIDS We continue to make a contribution to solving AIDS problems. Improvement of care for people with HIV/AIDS in developing countries remains a priority for 2004. In order to deal effectively with the root cause, the focus of our efforts is on education in order to stop further transmission of the virus and to fight stigmatisation of those already infected.	In 2004, our pricing and patent policies removed both profit and patents as barriers to our HIV protease inhibitor medicines in the Least Developed Countries and sub-Saharan Africa. The CARE programme enables care and treatment of people living with HIV/AIDS in Africa.	Mid-term goal achieved, efforts continue.

Objectives and obligations 2003	Results 2004	Evaluation
Healthcare company Roche is following a future-oriented strategy, which differentiates it from competitors in the same field. By combining diagnosis and therapy, the result is not only more effective but also safer medicine.	With the sale of its OTC interests, Roche is focussing on its core business. New products have been successfully launched and we are the worldwide leader in diagnostics as well as in important indications such as oncology.	Achieved
Innovative cultural projects Roche invites selected composers to meetings with its scientists for a personal exchange of ideas in order to promote understanding of innovation as well as the courage to take the unconventional path.	These meetings took place and stimulated interesting discussions, excerpts from which have been published. The premiere of Sir Harrison Birtwhistle's work 'Night's Black Bird' created for Roche Commissions took place on 21 August 2004 during the Lucerne Summer Festival.	Achieved
Genetic research The provisions of the Roche Genetics Charter go well beyond what is required by national and international regulations. It is our continuing priority to abide by these guidelines.	Genetic research demands a well developed sense of responsibility. The charter is binding for all our employees.	Achieved
Our responsibility towards our employees Roche intends to remain an attractive employer for talented individuals by giving them challenging tasks that allow them entrepreneurial freedom. Those who are able to create added value and show leadership qualities have the chance to build an exciting career.	In 2004, Roche introduced internet recruitment tools. Many countries prepared special introductory programmes for graduates and young professionals.	Achieved
Working environment With the increase in educational and information tools on sustainability, many more employees can be reached and encouraged to participate.	Generous participation in the ECOmpetition and the Roche Employee AIDS walk testifies to strong employee commitment. 8,000 employees from 60 different facilities took part in the 2004 walk in support of an AIDS project in Malawi.	Achieved
Architecture and environment Roche intends to continue to combine esthetically rigorous architecture with eco-efficiency.	2004 also brought an architectural milestone: the company's new building in Welwyn Garden City (UK) has already been distinguished with a number of awards. Other new construction projects also testify to Roche's high standards of architecture, ergonomics and energy saving.	Achieved

Help for those most in need: Roche makes its contribution

The efforts of all stakeholders are needed in order to overcome the plight of the poorest countries in the world. This is why we work together with the respective government as well as qualified and dedicated partners, who are prepared to take responsibility for their area of influence and, together with Roche, make a contribution. Only in this way can sustainable solutions emerge for the numerous diseases that are currently incurable or difficult to treat to the benefit of those most in need.

Success in the long-term battle against medical afflictions of the developing world like malaria and HIV/AIDS depends as much on an efficient infrastructure and adequate healthcare resources as on distribution of medicine. Medicines represent only a single element within a highly complex system of diagnosis, therapy and monitoring of treatment. Prevention in those regions with only limited infrastructure is often more important, more effective, costs less and is therefore more sustainable compared to life-long treatment of the disease. It is often the simplest essentials, the ability and the willingness that are lacking in order to break out of the vicious circle of infection and stigmatisation. The search for innovation and initiatives that are appropriate to the situation in terms of basic medical education and care represents a challenge to all the groups involved and demands an active commitment from everyone: from those directly affected, their relatives, their community through locally active aid organisations all the way to the regional or national authorities and the international community with its numerous specialist institutions and organisations. As a healthcare company, Roche is prepared to make its contribution, initially with know-how, as long as the authorities responsible and specialist partners with a strong local presence, working together in a so-called 'public-private partnership', achieve the necessary basic conditions to provide effective aid, particularly in terms of training and infrastructure, to those in real need.

Clear guidelines in the pharmaceutical sector: Roche patents and product pricing in resource-poor countries

Development of a new drug costs on average 1 billion francs and requires between 8 and 12 years before it can be launched on the market. Healthcare companies thus need long-term incentives to invest in research and development. Patents on inventions play an important role in this context: granting a patent makes knowledge of innovations globally accessible while at the same time giving the inventor the exclusive right to exploit his invention for a limited period of time. As patent protection comes into force once the product has been patented and not at the point when it is launched, its market influence is clearly limited – in direct contrast to the protection afforded to the trade mark. This ensures that the innovation process is not interrupted and that, in future, too, new and improved products can appear on the market.

To maximise access to all its medicines, Roche has defined a global patent policy for Roche medicines:

- No patents for any of Roche's medicines – across all disease areas – will be filed in the Least Developed Countries (defined by the United Nations).

Nor will Roche enforce existing patents, or patents that have been licensed-in in these countries.

To improve access for those in the most urgent need of life-extending HIV/AIDS therapy, Roche has also developed a patent policy specifically for HIV/AIDS drugs.

- Roche will not file patents on new or investigational antiretroviral therapies in the Least Developed Countries and sub-Saharan Africa.
- Roche will not take action against the manufacture or sale of generic versions of its antiretroviral therapies where Roche holds, or has licensed-in, the patent in the Least Developed Countries and in sub-Saharan Africa.
- Generic versions of such HIV/AIDS medicines can be produced in the Least Developed Countries and sub-Saharan Africa without the need for a voluntary or compulsory license.

Roche supplies its HIV protease inhibitor medicines (Invirase and Viracept) at no-profit prices for direct supplies from Basel to the Least Developed Countries and sub-Saharan Africa. In 2004, Roche no-profit prices for Invirase and Viracept were lower than the price of generic versions of these medicines.

Roche establishes the prices for its products at the time they are registered and introduced in various countries. As a research-based organisation, the prices of products reflect not only the costs of research and development, but also the risks associated with such research and development.

For the Least Developed Countries, low income and lower-middle income countries, the price level is based on the Roche ex-factory price (defined as 'Fabrikabgabepreis') in Roche Basel.

Roche has committed itself to pricing new prescription products in the Least Developed Countries, low income and lower-middle income countries at levels that would not generate higher income than for similar products in Switzerland. Roche has also committed itself to an annual review of its no-profit prices and to revise them as necessary. Based on this approach, prices for medicines in 2004 were reduced again for the Least Developed Countries as well as for sub-Saharan countries.

For more detailed information, go to our website at: www.roche-hiv.com.

The price in export markets is influenced over time by a variety of factors, including import duties and taxes, exchange rate fluctuations, national price regulations and local distribution and retail margins. Strong government regulation of prices in most markets means that it is not possible to compare prices across all markets as the factors indicated above vary, often considerably, on a country-by-country basis and over time.

Roche has published two brochures that give detailed information about the patent and pricing policy:

- Committed to Making a Difference: Roche activities to increase access to healthcare globally
- Removing Barriers, Increasing Access: Roche's commitment to increase access to medicines for HIV/AIDS and malaria

They may be consulted at www.roche.com/sus_med.htm

The Least Developed countries, as designated by the United Nations, to which the patent and no-profit pricing policy applies, are:
Afghanistan, Angola, Bangladesh, Benin, Bhutan, Burkina Faso, Burundi, Central African Republic, Chad, Democratic Republic of Congo (formerly Zaire), Djibouti, East Timor, Equatorial Guinea, Eritrea, Ethiopia, Gambia, Guinea, Guinea Bissau, Haiti, Kiribati, Lao People's Republic, Lesotho, Liberia, Madagascar, Malawi, Maldives, Mali, Mauritania, Mozambique, Myanmar, Nepal, Niger, Rwanda, Samoa, Sao Tome and Principe, Senegal, Sierra Leone, Solomon Islands, Somalia, Sudan, Tanzania, Togo, Tuvalu, Uganda, Vanuatu, Zambia

Sub-Saharan African states to which the patent and no-profit pricing policy also applies are:
Botswana, Cameroon, Congo, Côte d'Ivoire, Gabon, Ghana, Kenya, Mauritius, Namibia, Nigeria, Seychelles, South Africa, Swaziland

The no-profit prices – available to the Least Developed Countries and sub-Saharan Africa – together with the reduced prices for low and lower middle income countries, apply to an estimated 36 million people, representing as many as 85% of all people living with HIV/AIDS worldwide.

Guidelines on HIV treatment

In order to reach a consensus among specialists on the treatment of HIV, treatment guidelines have been developed by a number of parties and made available to doctors. They do not in any way replace a doctor's medical opinion for each individual case. They do, however, represent a compendium of experience, expertise and discussion that can be used as a source of practical support on an everyday basis. Roche supports the use of these guidelines.

This refers to the following guidelines:

- DHHS guidelines of 1996: Panel on Clinical Practices for Treatment of HIV Infection issued by the US Department of Health and Human Services (DHHS) and the Henry J Kaiser Family Foundation. These guidelines are regularly updated. The guidelines can be found at http://aidsinfo.nih.gov/guidelines.
- IAS guidelines issued by an expert panel of the International AIDS Society (IAS) – USA. These guidelines can be found at http://www.iasusa.org/pub/index.html.
- British HIV association guidelines. Their recommendations are based on published data as well as evidence-based medicine. You can download them at http://www.bhiva.org.

New HIV centre in Cambodia: further progress in the battle against HIV/AIDS

The Cambodia Treatment Access Programme (CTAP) is providing support for a new treatment centre for people living with HIV/AIDS in the capital, Phnom Penh, as part of its ongoing efforts to tackle the growing problem of HIV/AIDS. Cambodia has the highest recorded HIV prevalence in Asia with more than 170,000 people currently living with HIV/AIDS.

CTAP, which was established in September 2003, is a three-way partnership between the Cambodian Ministry of Health, the National Centre in HIV Epidemiology and Clinical Research at the University of New South Wales, Australia and Roche. The public-private partnership relates to a number of activities being supported by Roche in resource-poor settings as part of its commitment to increasing access to HIV/AIDS healthcare.

This collaboration will enable improved access to treatment for people living with HIV/AIDS in Cambodia, and drive research and training of local healthcare professionals. This project is one of our efforts to make a long-term difference in the fight against HIV/AIDS.

AmpliCare – commitment and help across the globe

AmpliCare is Roche Diagnostics' proactive response to the enormous humanitarian challenge of HIV/AIDS. For the past three years, the programme has been supplying HIV viral load tests that measure the concentration of the virus in the blood at the lowest possible price to countries in sub-Saharan Africa, South America and countries defined by the United Nations as 'Least Developed'.

AmpliCare focuses on the complete continuum of care – from testing to monitoring of success to education – and works to optimise efforts on a region-by-region basis. It includes flexible pricing and support of major government and private programmes. An important aspect is the education programme that ensures that local doctors and nurses are fully informed on the latest advances in HIV/AIDS treatment.

The AmpliCare story is one of using innovation to take action. It is also a story of partnerships. From the start, Roche Diagnostics has partnered with international agencies, local communities and hospitals and, most recently, the William J. Clinton Presidential Foundation, to create a programme that goes far beyond providing diagnostic tests.
These partnerships are the critical link in ensuring that our efforts are appropriate to the needs of each community we reach.

The fight against HIV/AIDS is a global struggle and it requires a global solution. It requires a tremendous level of innovation and partnership. At Roche Diagnostics, we believe that delivering the highest standard of care to all patients must remain our highest priority. Through the AmpliCare Initiative we continue to demonstrate our ongoing contribution to the global fight against HIV/AIDS.

We plan to extend the AmpliCare initiative to resource-limited countries throughout the world, focusing on the United Nations' designated low-income nations.
To that end, the Diagnostics Division has already initiated discussions in Eastern Europe and parts of Asia. Through these efforts, it intends to create a sustainable programme to bring access to diagnostics in line with HIV therapies worldwide.

Outlook

Global responsibility, local action: Roche supports selected projects within a public-private partnership in the most resource-limited countries around the world using its know-how and medical resources.

Working together with our suppliers: new guidelines

When active in a dynamic market it is important to be perceived by other market participants as reliable. Roche lives up to this dictum and aims for transparent relationships with its partners within the market. Our success depends to a large extent on the fact that we are committed to high standards, not only in terms of the quality and efficiency of our products but also of behaviour, sustainability and social responsibility. We also apply these standards to our dealings with our principal suppliers and service providers.

On 13 October 2004, at the request of the Corporate Sustainability Committee, the Executive Committee approved and introduced guidelines to maintain the high quality and sustainability of all Roche's products and services. The guidelines define the provisions and conditions that apply to cooperation undertaken between Roche and its principal suppliers. It is of utmost importance to Roche that its principal suppliers apply and follow the laws, provisions and conditions that are in effect. Equally binding are the Roche Corporate Principles.

Principles of cooperation

All relationships between Roche and its business partners are subject to many requirements regarding quality and execution. Central to these are the fulfilment of the following:

- Quality, safety, health and environmental protection
- Certificates such as ISO
- A commitment to sustainability
- Business relations that are long-term, transparent and based on mutual trust
- Compliance with all applicable international, national and local laws as well as contractually agreed provisions
- Inspections and audits of our suppliers

Roche gives preference to suppliers who act in a sustainable manner

Our dealings with partners must stand the test of many requirements. Where partners are able to provide ISO or equivalent certification or show evidence of a commitment to sustainability, which equals that of Roche, they will be given preference on the basis of the same conditions.

We expect our business partners – within their own sphere of influence – to behave according to the principles of sustainable development in an ethical and socially responsible manner. Roche is entitled to carry out inspections and audits at our partners' premises. We do not, however, take any responsibility for the misconduct of our partners but intend that they should take active responsibility for upholding the law, regulations and social responsibilities.

Basic conditions for our business relationships

In order to guarantee the smooth running of business relationships, both parties must fulfil certain basic conditions. Our partnerships with suppliers are based on mutually transparent dealings. We lead by example and show our business partners that responsible behaviour brings its own rewards.

The principles apply to all Roche affiliates. They must commit themselves to the implementation of these guidelines as a part of their operations with local suppliers. Roche commits itself to ensuring that the guidelines are in accordance with local requirements and laws. The Roche Compliance Officer monitors the implementation of the guidelines.

Outlook

We expect our suppliers to fulfil our expectations fully. At the same time we also play an active role in maintaining equitable and sustainable business relations.

	Contribution made by Roche	Contribution made by suppliers
Standards	Compliance with international, national and local law; high ethical standards.	Compliance with standards specified by Roche.
Due diligence	Verification of new business partners using publicly available documents in terms of risk assessment, suitability, quality and credibility of business partner.	
Contractual agreements	The relevant clauses have been added to the basic contract used by Roche.	Applicable law and social responsibility as part of the contract; all provisions and conditions required of the supplier by Roche are recorded in the contract.
Reporting	The relevant clauses have been added to the basic contract used by Roche.	Contractual obligation to report any incident that infringes applicable law, contractual provisions or principles of social responsibility.
Monitoring	Roche monitors the behaviour and activities of its business partners by carrying out inspections and audits in accordance with risk assessment.	Contractually agreed right to carry out inspections and audits.
Employee contribution	Immediate reporting of any infringement of the principles of these guidelines to superior or Compliance Officer. The employee will suffer no negative consequences.	Suppliers must be made aware of the fact that Roche and its employees will not accept any infringement of these principles.
Sanctions	Corrective action is taken where provisions regarding contractual, legal or social responsibility have been infringed; Roche takes measures that may result in the contractual relationship being terminated.	Suppliers must be made aware of the fact that infringement of these principles will lead to sanctions.

Integrity, transparency and cooperation with stakeholders: an ongoing task

As a Group that operates around the globe, Roche subscribes to high ethical standards. The basis for these standards are Roche's Corporate Principles as well as Roche's obligation and that of its employees to uphold all local, national and international legislation. The Executive Committee has put these Corporate Principles into a tangible form by issuing a series of working instructions that are to be observed by all Roche affiliates around the world.

The publications 'Behaviour in Business: A Guide to Integrity in Business Transactions' and a 'Guide to Competition Law' can both be consulted on our web site.

www.roche.com/sus_eth_int.htm

Internal programmes

Familiarisation with the basic principles of correct behaviour in business continued through internal programmes. Employees in leadership positions took part in the Roclid programme. In the field of safety, Roche pressed ahead with training in information technology. The aim is to make employees aware of the risks involved in data exchange and the potential harm that gaps in the security of IT systems can inflict on the business. The Roche Secure programme raises awareness and trains Roche employees to deal with corporate data. The 'Guide to E-Mail Use' programme shows Roche employees how to deal responsibly with modern methods of communication.

Behaviour in business

Anyone who operates in a dynamic market must remain transparent to the other market players. Roche meets this requirement and cultivates equitable and transparent relationships with physicians and other medical personnel who use Roche products. Over and above the legal provisions or industry codes of practice on advertising and other marketing activities that apply nationally, we have undertaken to observe the following guidelines:

- IFPMA Code of Pharmaceutical Practices (International Federation of Pharmaceutical Manufacturers Association)
- European Code of Practice for the Promotion of Medicines of the EFPIA (European Federation of Pharmaceutical Industries and Associations) (extended version of 2004)
- the EFPIA Guidelines for Internet Web Sites Available to Health Professionals, Patients and the Public in the EU.

Roche is distinguished for excellent service

Roche strives to excel in every area, including that of customer relations. We are always happy to receive positive feedback from our customers as well as formal recognition of our efforts from independent third parties. In 2004, the industry, in the form of leading American medical sales companies, expressed its recognition of the Roche Diagnostics Corporation of Indianapolis, USA with a number of awards for outstanding service and care. In the last 12 months, Roche Indianapolis has been distinguished with, among others, the following awards:

- McKesson Corporation's Vendor of the Year award
- Cardinal Health's Supplier Quality Award
- AmeriSource Bergen's Manufacturer of the Year Award

The awards also pay tribute to the high standards applied by Roche for excellent service and business relationships that create added value. We have been presented with these distinctions thanks to the dedication of our employees. They each take personal responsibility for swiftly understanding the needs of our customers and developing sustainable relationships.

The medical sales companies that are the leading suppliers of Accu-Chek products and service providers for Roche Diagnostics are also well aware of this. These products are retailed directly to pharmacies, healthcare services, doctors' practices and alternative health markets such as long-term care, home care or delivery services for prescription medicines. Stringent criteria are applied to all these distribution channels to ensure that customers are provided with safe and efficient products and services.

Working together with our stakeholders

Stakeholders are individuals or interest groups that could influence the achievement of a company's goals or that are affected by them. They include employees, customers, capital investors, suppliers, governments and authorities, interest groups, media, employee organisations, non-governmental groups, competitors and the local community. Cooperation with these stakeholder groups is generally based on the obligations defined in the corporate principles and is oriented strongly towards the needs of the stakeholder groups and Roche.

Roche is constantly engaging with important stakeholder groups and utilising their feedback in the formulation and implementation of the Roche strategy. In addition we also have meetings and discussions in the form of workshops and take systematic note of the statements and opinions of stakeholders, directing them to the appropriate groups and individuals at Roche. Regular reports from external shareholders, non-governmental organisations and other dialogue groups allow us to respond to external needs swiftly and comprehensively. We also ensure that relevant information with the necessary detail is accessible to all stakeholder groups and make available a number of information events and tools – among them this report, the sustainability web site as well as documentation and events organised by Corporate Communications and local communications organisations as well as investor relations. In addition the annual general meeting is a place of debate and information exchange for our shareholders.

We also have a range of long-term partnerships with dialogue groups, in particular non-governmental organisations to which we contribute actively, initially with know-how and personnel and also on occasion with financial support. The following organisations are of particular interest to us:

- Economic and industry sector associations on a national and international level
- Avenir Suisse
- IMD Centre for Sustainable Management
- International Committee of the Red Cross
- International Business Coalition on AIDS/HIV
- PharmAccess International, CARE programme
- European Coalition of Positive People (ECPP)
- World Business Council for Sustainable Development (WBCSD): Roche is one of the founding members and is active in a number of the organisation's working groups.
- ICC (International Chamber of Commerce) Business Charter for Sustainable Development: Roche signed the charter as a founding member in 1992.
- Responsible Care: Roche regards Responsible Care as an important aspect of sustainable development and is dedicated to putting it into practice.
- World Environment Center WEC: Roche has been an active member since the early '90s.

Outlook

In 2005 Roche will continue to improve its systematic dialogue with the most important stakeholder groups.

External affairs

Cooperation and dialogue with our external partners and stakeholder groups is important to Roche as topics such as research and development of pharmaceuticals, innovation in or access to medical care are often a subject of discussion by the public. One of the reasons behind this is the fact that in most countries healthcare systems, in particular with regard to medicines, are strictly regulated. We would like to make a contribution to this discussion. This makes it important to work closely with the relevant government or non-governmental organisation. At the local level it is particularly important to work with governmental organisations. If legal or political changes are planned, we want to be able to have our say and take care that the conditions affecting our ability to perform competitively are not restricted. We are also able to contribute to the improvement of relations between society and the whole healthcare sector. This is why Roche works together with external partners and organisations.

Roche will participate only if certain conditions are fulfilled:

- We commit ourselves on a specific and long-term basis
- We make an active contribution and take responsibility in working groups and in steering committees
- We introduce Roche's viewpoint and in so doing contribute to a broader discussion.

On the basis of these conditions we proceed selectively, working in preference with the following organisations in which Roche is represented, usually by senior members of management:

- National economic umbrella and industry sector associations like economiesuisse, employer associations and Industrie-Holding in Switzerland.
- European Roundtable of Industrialists (ERT), www.ert.be
- Swiss Society of Chemical Industries (SSCI), www.sgci.ch
- European Federation of Pharmaceutical Industries and Associations, EFPIA http://www.efpia.org
- Pharmaceutical Research and Manufacturers of America, PhRMA http://www.phrma.org
- International Federation of Pharmaceutical Manufacturers Associations, IFPMA, http://www.ifpma.org
- Emerging Biopharmaceutical Enterprises, EBE http://www.ebe-efpia.org
- Biotechnology Industry Association of America, BIO http://www.bio.org
- Advanced Medical Technology Association, AdvaMed http://www.advamed.org
- Interpharma, Association of pharmaceutical research companies in Switzerland, http://www.interpharma.ch

We also work with many national and international organisations, government offices and non-governmental organisations. Cooperation takes place at every level: activities are coordinated and supported at the corporate level by Corporate Public Affairs and the Chairman's Office, at the divisional level by divisional regulatory and public affairs specialists. These act in the same way as local affiliates, who respond in accordance with legal requirements, tradition and the given situation. All Roche affiliates, management and concerned Roche employees can have access to Roche's positioning on important questions, which are also documented on the web.

Outlook

In 2005 Roche is reviewing its membership of national and international organisations and associations and will publish a listing of the most important among them as well as its positioning.

Hope for Malawi



Malawi is not only one of the poorest countries in the world but many children in Malawi lose their parents to AIDS. Thanks to Roche and its employees, money went once again to projects that benefit orphans.

In Malawi an average of 139 people die from AIDS every day and most of them belong to what is referred to as the productive age group between 15 and 49. The majority of those affected have no access to HIV healthcare or treatment. According to the UN definition, Malawi is one of the Least Developed Countries in the world with an estimated 1 million orphans, which corresponds to 10% of population. This means that many children grow up without parents, without prospects and are in danger of falling victim to child prostitution.

During the first Roche Employee AIDS walk in December 2003, Roche employees managed to walk their way to a total of 150,000 francs that came out of their own pockets or was collected in sponsorship money from colleagues. Roche doubled the employees' contribution and passed it on to the European Coalition of Positive People (ECPP). This relief organisation is run by people who have spent a large part of their lives in Africa and understand the needs of the indigenous people. ECPP represents patient rights and is committed to various projects in Malawi. All these projects share the common aim of improving life for orphans. ECPP focuses on building orphan centres as they represent a place where many needs can be met. In an orphan centre, children are in a safe environment. Here they can be fed and clothed, receive books and schooling.

In May last year, those employees who raised the largest sums of money were supported by Roche to visit the projects in Malawi. The hardship they saw made a strong impression on them, as did the results that are possible from each donation that is made. The visit enabled many personal encounters, which in turn motivated employees to continue their efforts for children in Malawi.

8,000 employees from 60 sites participated in the second, this time, worldwide Roche Employee AIDS Walk on International AIDS day in December 2004. Thanks to their personal dedication and Roche's contribution, 750,000 francs could be sent directly to Malawi in 2004.

Revised principles for the sustainable development management system

The Corporate Sustainability Committee, organised as a Group-wide network, is the body within Roche that further develops and coordinates the Group's sustainable development strategy and reporting. The Corporate Sustainability Committee is also responsible for compiling and adapting all global guidelines. It may also call on cross-divisional and cross-functional expert groups to work on or review specific points or provisions that apply on a global or cross-divisional basis. In 2004 the Committee worked, amongst other things, on the Roche Charter for Sustainability that is now finished and is to be adopted in 2005. This will place all Roche's activities regarding sustainability within a strategic context.

The Corporate Sustainability Committee reports directly to the Chairman of the Board of Directors and CEO and submits regular reports to the Audit and Corporate Governance Committee. As a network that is function-oriented and also includes line management, it is well established throughout the organisation as well as with top management and in this way promotes integration of sustainable development in all business areas. This body is made up as follows:

- *Pierre Jaccoud*, Chairman, Secretary to the Corporate Executive Committee and Head of the Chairman's Office
- *Gottlieb Keller*, member of the Executive Committee, Secretary to the Board of Directors and Head of Corporate Services
- *Andreas Greuter*, Compliance Officer
- *Christopher Murray*, delegate from the Pharmaceuticals Division
- *Horst Kramer*, delegate from the Diagnostics Division
- *Rolf Schläpfer* and *Serge Baumgartner*, Corporate Communications
- *Peter Heer*, Corporate Communications Public Affairs
- *Karl Mahler* and *Dianne Young*, Corporate Finance Investor Relations
- *Erwin Schneider*, Corporate Finance Accounting and Controlling
- *Christoph Thoma*, Corporate Human Resources
- *Bruno Maier* and *Urs Jaisli*, Corporate Law and Patents
- *Peter Schnurrenberger* and *Rudolf Schwob*, Corporate Safety, Health and Environmental Protection
- *Silvia Matile*, delegate from Roche Expert Networks

During 2004 the Committee worked either directly or through its network of experts on the following areas:

- Presentation of the first Sustainability Report supported by numerous internal and external measures
- Further development of the Sustainability Report through the Global Reporting initiative guidelines
- Updating of the sustainability web site
- Enquiry into and review of all guidelines relevant to sustainability and preparation of a database containing these documents
- Preparation of corporate guidelines for the following areas
  - Roche Sustainability Charter (approval 2005)

- Analysis of supplier relationships
  - Animal experimentation (adaptation of Roche positioning, guidelines for animal experimentation approved in September 2004)
  - Guidelines on AIDS in the workplace (approved in September 2004)
  - Adaptation of principles for sponsorship and donations (approval in 2005)
- Cross-functional expert groups have been established for the following areas:
  - Nanotechnology
  - Clinical trials
  - Marketing code
- Participation in further development of corporate governance
- Processing and further development of existing sustainability documentation (questionnaires from financial analysts, universities and NGOs)
- Enquiry into and revision of Roche's status with regard to sustainability indexes and the relevant inspection reports
- Contact with stakeholder groups and their representatives, among them meetings with key SRI funds and NGOs such as Amnesty International, Transparency International and the International Committee of the Red Cross
- Memberships: Global Business Coalition on AIDS

The following activities are planned for 2005:
- Finalisation and implementation of the Corporate Sustainability Charter
- Continuous review and where necessary adaptation of all global and Group-wide Roche positioning and guidelines
- Review of membership of national, international organisations and groups as well as publication of the most important memberships and positioning statements
- Further development of a systematic stakeholder dialogue
- Internal and external communications measures in order to further consolidate sustainable thinking
- Analysis and further development of reporting and the sustainability web site
- Development of a sabbatical programme for Roche employees as part of a programme of selected community projects

In the area of sustainable development we also comply with the following guidelines wherever possible:
- Global Reporting Initiative (GRI): An international institution whose mission is to develop globally applicable sustainability reporting guidelines.
- CEFIC (European Chemical Industry Council): Guidelines for environmental reporting
- United Nations Environmental Program (UNEP)
- Universal Declaration of Human Rights (UDHR): Roche recognises and observes the Universal Declaration of Human Rights proclaimed by the United Nations.
- Standards and fundamental principles of the International Labour Organization (ILO): Roche observes all the key labour standards set forth in ILO conventions.
- Organisation for Economic Cooperation and Development (OECD): Guidelines for Multinational Enterprises. Roche already observes the majority of these guidelines and is working towards full compliance.

Roche is also in agreement with the goals and ideals of the UN Global Compact, a United Nations initiative with the emphasis on corporate citizenship, dialogue with stakeholders, partnerships and communication. In order to keep its activities well focussed, Roche is not currently taking up formal membership.

Outlook

Continuous exchange with our partners is of utmost importance to us. International cooperation allows us to learn from others and share our experience.

How Roche reports on sustainable development

Reporting makes it possible to track the sustainability of Roche's activities by external parties, it highlights what has been achieved as well as any gaps and areas for improvement. We are also responding to growing interest from the public and from our dialogue groups. The Sustainability Report consciously represents an integrated part of the Group's Annual Report, as Roche does not separate sustainability from daily business.

The report as a management instrument

This second corporate Sustainability Report was compiled under the management of the Corporate Sustainability Committee and verified by PriceWaterhouseCoopers. Its structure, content and statements build on the knowledge gained during the publication and evaluation of the first issue in 2004. For the first time the report issued contains complete data at the Group level, including the majority holdings Chugai and Genentech. At the same time, the OTC business that was divested in 2004 and which is no longer being operated in 2005 is not included. This means that a direct comparison with the previous year is only possible to a limited extent. Finally, on the basis of stock corporation law, only consolidated Group figures are shown without any detail regarding individual affiliates. The data and information contained serve, however, for the internal review and adaptation of Roche's sustainability strategy. This report is therefore of benefit as a management instrument as well as a source of information.

Scope of reporting

The basis for the data in this report has been taken from the Global Reporting Initiative's (GRI) 'Sustainability Reporting Guidelines 2002', and that of the safety and environmental data from the Guidelines of the European umbrella organisation for the chemical industry (CEFIC) 'Health, Safety and Environmental Reporting Guidelines' (November 1998). Based on this, Roche demands data and information of its Group companies every year using 46 indicators in the safety, health and environmental protection (SH&E) area. All the parameters required by the CEFIC guidelines appear in this report. Any departures are listed in the appendix. In the coverage of economic performance data and information on the social dimensions of sustainability, we have kept very close to GRI recommendations. In the appendix we have listed the performance indicators and additional elements that appear in this report. The combined publication of the Annual Report and Sustainability Report makes it possible in some cases to refer directly to certain detailed information and data in the Annual Report.

Roche comprises the Pharmaceuticals and Diagnostics Divisions. The Pharmaceuticals Division includes the two legally independent companies Chugai and Genentech, in which Roche has a majority interest. These have all been consolidated in Group-wide reporting.

This change in the scope of reporting means that a complete and consistent comparison with SH&E figures from the previous year is not possible. In order to show how the individual areas developed, however, SH&E performance figures on page 73 show the values from 2004 using the previous year's system parameters compared with figures from the previous year.

SH&E figures are compiled in November when individual facilities are requested to extrapolate figures for the whole year on the basis of figures up to the end of September. Any significant deviations in these values from the year-end figures will be commented on in the following year. Parameters that do not develop continuously such as accidents, occupational illness or events are cited together with the relevant year-end figures at the beginning of January.

A database has been set up as an instrument for reporting and archiving the data that the various companies can access via the intranet.

In the area of safety and accidents all Group companies that have at least 50 employees and/or are working in technical areas (chemistry, pharmaceutical and diagnostics production, laboratories, warehouses, workshops) were included. This limitation goes some way to explaining the difference in the total number of employees in the Group and the number shown in the area of safety.

For all other data on energy, air and water emissions, chemical and general waste, chlorinated solvents etc., the most important Group sites have been included where, in terms of volume, at least 95% of these parameters are covered. The key figures that appear in this report refer to Roche's activities within its own sites, such as research, development, production, administration, power generation, packaging, waste management and wastewater treatment.

The environmental effect caused by suppliers has not been taken into consideration. The environmental load caused by the transportation of Roche products to customers is similarly not included in the figures here. In contrast, in the area of animal experimentation, with the exception of Chugai and Genentech, figures also include data from third parties working for Roche.

Comment on economic performance data is given in detail in the financial section of the Annual Report 2004. All the locations within the structure of the Roche Group that continues to be valid for 2005 were taken into consideration for the representation of the social dimensions.

Details on reporting

The reporting period covers the business year 2004. The Sustainability Report was approved by the Board of Directors together with the Annual Report 2004 at a meeting on 27 January 2005. The next Sustainability Report will be presented for the business year 2005, once again as part of the Annual Report.

Outlook

When reporting on sustainability, Roche is oriented towards the needs of all its stakeholders and interested members of the public as well as the recommendation of the Global Reporting Initiative. In 2005, reporting is undergoing revision and coordination and the information on the web site is being refined.



Our values help us to create added value in a sustainable way

Sustainability includes fostering and retaining our most talented employees



Creating value through sustainable action

Sustainable action creates added value, promotes innovation and minimises business risks. Sustainability is not an end in itself, but the expression of a business model that is geared to the creation of maximum added value for all the stakeholder groups involved. That is why we are working on a model that allows sustainability to be expressed in financial terms.

There are direct connections between sustainability and the creation of value, as well as processes and mechanisms that follow an indirect path. Direct consequences result in lower costs, increased sales and measures that promote innovation as well as in increased eco-efficiency. Similarly, the instruments used to win, promote and retain our most talented employees also have a direct effect on the creation of value. Indirect consequences are felt in our commitment to transparency and integrity in our business practices. Minimising business risks and our commitment to culture also have an indirect but economically no less influential effect.



In 2004, Roche started to develop a model for our organisation that makes sustainable action tangible, measurable and controllable. This model builds on our corporate strategy. Our most important internal measure, that bears the greatest similarity to external value creation indicators, is the OPAC (Operating Profit after Tax and Capital charge). We have identified the most influential factors for this indicator and measured it for the Group and the divisions. Both the OPAC as well as these influential factors are agreed on during target setting for all members of management. Our sustainability strategy is felt all the way along Roche's value creation chain via the following dimensions and mechanisms. The quality of our products, our performance and results in innovation, as well as our brands in the various diagnostic and treatment areas are among the tangible values. This means that value creation through sustainable action can be achieved by applying measures in the following areas:

- Economic factors (such as customer relationships, innovation, brands)
- Employees
- Corporate governance
- Social responsibility
- Safety, health and environmental protection

In brief

Net income

The Group increased its net income by 116% in 2004 following the improved operating results and the exceptional gains (after tax and minority interests) of 1.9 billion francs on the OTC divestment and of 0.7 billion francs from the bond conversions and redemptions. Excluding these and other exceptional items, net income on a continuing businesses basis increased by 972 million francs or 29% to a total of 4.3 billion francs. The balance of the income generated that remains in the company allows the Group to invest a two-figure percentage of the sales in the research and development of new medical products.

Focus on innovation

As one of the leading healthcare companies worldwide, we increased research and development expenditure for the Pharmaceuticals and Diagnostics Divisions by 9% to 5,053 million francs in 2004.

New research centre in China

In November 2004, Roche opened its new research centre in Zangjiang High-Tech Park, Shanghai (China). It will offer 40 scientists an attractive job in research and will specialise in medical chemistry and the generation and optimisation of pharmaceutical leads.

New products

In 2004, Roche launched a number of new products: Targeted therapy using Tarceva significantly increases the survival rate of patients with lung cancer. Avastin improves the treatment of bowel cancer and the new MabThera provides improved treatment of non-Hodgkin's lymphoma (malignant growths). The AmpliChip 450 test that was launched in Europe in autumn 2004 represents a giant step towards personalised medicine. This test analyses the genes of the two most significant enzymes that play an important role in the metabolisation of the most widely prescribed medicines.

Salaries

[illegible]7% of sales in total was used by Roche for remuneration of its employees. With a total of 7,909 million francs for employees, Roche is a leading employer in terms of salary levels in most countries.

Quality of work places

Worldwide Roche has taken on many employees with a university degree and in this way contributes to maintaining and expanding the number of attractive jobs for well and highly qualified people on a local basis who might otherwise have left the country. The proportion of well and most highly qualified employees working for Roche Basel is 40%.

Taxes

In 2004, Roche paid 1,902 million francs in income taxes. In this way the company makes a considerable contribution to the financing of state infrastructure and programmes.

Economic performance

Creating value through sustainable action

The text below describes the effect of individual important mechanisms of sustainable management on business results. The following listing highlights various aspects without pretending to provide a full and exhaustive description of the many effects of sustainable action. It is clear, however, that sustainability as a strategy is economically rewarding.

An innovative instrument: our value creation calculation

Over the last few years, Roche has created value that has enabled humanitarian, social, ecological and cultural commitment. This commitment has been as diverse as our activities and has spanned the whole world. In order to clarify this and to be able to express the results in figures, we have developed an equation to calculate value creation and began to create a model in 2004. This model builds on our corporate strategy and takes OPAC (Operating Profit after Tax and Capital charge) as its most important internal measurement.

A very successful year

With the Pharmaceuticals and Diagnostics Divisions, Roche achieved sales in 2004 totalling 29.5 billion francs. The Group increased its net income by 116% in 2004 following the improved operating results and the exceptional gains (after tax and minority interests) of 1.9 billion francs on the OTC divestment and of 0.7 billion francs from the bond conversions and redemptions. Excluding these and other exceptional items, net income on a continuing businesses basis increased by 972 million francs or 29% to a total of 4.3 billion francs.

As part of the triple bottom line pursued by Roche, the economic aspect of sustainability is of great importance. Increasing economic success is necessary in order to be able to create value for our stakeholders and achieve sustainable high profitability that will allow the company to fulfil its social and ecological responsibilities. In turn, these are essential to the success of long-term management. With the resulting profit of 4.3 billion francs, we aim to provide our financiers, whose investment in Roche makes our activities possible, with an attractive return. In addition we intend to further develop our commitment to research, ensure growth and independence, offer jobs, and cover risks.

Outlook

We will continue with our ambitious goal of measuring the influence of ideal values and sustainable behaviour in the form of real added value using concrete, verifiable indicators. We will carry out this work together with academic bodies from the New Year onwards. In future we will concentrate more on the results of our activities, rather than the investment necessary to achieve them.

In 2004, the Roche Group's two divisions: Pharmaceuticals and Diagnostics showed steady progress. Local currency sales in the core businesses were up by 12 % (9 % in francs). Operating profit before exceptional items increased by 24 % in local currencies (20 % in francs) to 7 billion francs. This was achieved by the strong sales growth and increased income from product divestments more than covering the additional spending for newly launched products, upcoming launches and investment in the development pipeline.

More detailed information is available in the financial part of the Annual Report 2004.

In practice, it is not always easy to pay appropriate attention to those goals that matter to sustainable development. With its revised principles, Roche affirms its commitment to sustainable and long-term goals and values. Decision-makers, in particular, but also all other employees will find themselves confirmed in the view that sometimes the more costly solution is the better one in terms of sustainability.

Roche as an important part of the local economic environment

Roche plays an important role at each of its locations for the local economy. We make a considerable contribution to financing state infrastructure and programmes. In 2004, Roche paid income taxes amounting to 1,902 million francs. Our activities also generate income for our employees and in 2004 Roche paid a total sum of 7,909 million francs in salaries. In this way we indirectly support local demand for goods and services.

Strong brands increase our yield potential

An additional factor whose indirect effect is difficult to quantify is branding in the form of our product brands and the Roche brand. In this area, sustainable action is interpreted as active brand management and brand protection. The reputation of the products and the company has the greatest influence on the brand and the values that our customers associate with them. The knowledge in a customer's mind that the Roche name stands for exceptional products is capital that is irreplaceable.

This also means that the impact of serious incidents (accidents or court cases) on the brand should not be underestimated. Roche, therefore, regularly reviews important image factors in the most important countries in representative market studies and compares these to figures from competitors.
An economic evaluation of brands and the value they bring us is dependent on various factors and therefore not easy to quantify.

Sustainability through research and innovation

We interpret sustainability primarily as developing good medicines and helping patients. The success of this contribution is based, above all, on the investment that Roche makes into the research, development and marketing of good products. Investment into the research of predisposition, mechanisms of action, diagnostic processes and therapies are effected at Roche through a unique network. At the heart of Roche's innovation strategy are research and development centres at five locations around the world (East and West Coast of the USA, Switzerland, Germany and China) as well as our strategic alliances with Genentech (USA) and Chugai (Japan). We also have more than 50 partnerships with companies and universities of note.

Our efforts in research and development are aimed at creating value for patients through clinically sophisticated medicines. Based on our strategy of integrated healthcare and building on our strengths in diagnostics and treatment, we can create improved medicines and new diagnostic forms in a sustainable way. Treatment therapies can then be tailored to the patient so that disease profiles can be better recognised and treated earlier on in the disease's development.

According to a study carried out by Wood Mackenzie that takes into consideration, among others, the total number of new substances, Roche is one of the frontrunners in the pharmaceuticals industry.

Strong human resources management brings increased earnings

The influence of value-oriented performance and talent management measures introduced in 2003 was clearly recognised in the creation of value at

Roche. The newly instituted performance management ensures that the Group's 1,000 top leaders include in their personal goals the key controlling components of OPAC (Operating Profit after Tax and Capital Charges) as well as those value drivers that are significant for their area of responsibility. The evaluation of and bonuses for senior management is thus directly linked to the creation of value.

Since 2003, talent management is closely linked to performance. The goal is to have enough specialist and leadership talent in house in order to fill positions with performance and value-oriented managers. We also want to recruit highly qualified employees from outside the company. The targeted development of executives at Roche and improved succession planning will have a positive long-term effect on Roche's financial results. This focus on sustainable talent management leads to long-term value benefits.

The fluctuation of employee figures also had a clear effect on personnel costs. In 2004, Roche had a fluctuation of 6.1%, of which employees leaving the company of their own accord accounted for 2.9%. Lowering these figures by 0.1% brings significant savings in personnel costs and lower expenses for personnel recruitment. Roche has implemented various measures over the past few years in order to retain and win employees more effectively.

Corporate governance and social responsibility also increase value creation

The effects of sustainable action on the company's profitability and value creation are often very direct in the areas of safety, health and environmental protection and human resources management. For corporate governance and social responsibility, however, the mechanisms are often indirect and therefore more difficult to quantify.

We are persuaded that corporate governance makes a significant contribution to value creation at Roche. Transparency and a responsible approach to the way Roche is run minimises the risks for our stakeholders and, in particular, for our shareholders. This builds trust and reliability, both of which are essential to the sustainable creation of value. One of the Group's central values for all its leaders is business integrity.

Social responsibility at Roche represents both the result of profitable business as well as a prerequisite for successful action. Support of social activities can be clearly seen in Roche's history. We see our primary role here less as a financial backer and more as a partner with knowledge of certain areas that we put at the disposition of strong and motivated partners. Frequently, our contribution, we feel, offers more to the cause of sustainability when we transfer knowledge or provide experts for humanitarian or social projects than if we simply provided financial backing.

An important aspect of Roche's corporate culture is its commitment to art and culture. It has a long tradition within the Group going back to when the company was founded and the commitment of its founding family. This can be seen in architecture (Salvisberg, Rohn, Botta, Herzog & De Meuron have created buildings for Roche), painting and sculpture (Tinguely Museum), and music (Roche Commissions). We see a close tie between innovation in the arts and in industry. Both tread new and unconventional paths and challenge our creativity.

We are absolutely convinced that this commitment influences the creation of value. Roche is an attractive employer that places value on a good work-life balance as well as providing a professional challenge. We strongly believe that the pleasant working environment and the broad arts and cultural offering play a role in the recruitment of new employees. These are also important factors that influence the performance of top talent and influence them to stay with the company. In fact, a rich artistic and cultural offering at each of our locations also serves the company.

Positive effects resulting from safety and environmental protection measures

Roche has been increasing its level of eco-efficiency continuously for many years. A direct effect on costs can be discerned as well as a reduction in risk. It is difficult to quote a figure for the contribution from all the measures taken in safety, health and environmental protection to the Group's operating profit because of the many and various factors involved. It is clear, however, that investments were made which are now showing returns.

	1999	2000	2001	2002	2003	2004
Newly created jobs	+998	+1,970	-1,041[1]	+1,695	+2,959	+2,387

1 Restructuring of Pharmaceuticals Division

Fewer absences

Targeted preventive measures resulted in fewer working days lost due to accidents at work. In 2003 the total costs for days lost through accidents came to around 2.5 million francs. Without taking into consideration any further costs and the personal suffering of the employees involved, the reduction in days lost due to accidents over the previous year brought an improvement of around 300,000 francs in 2003. The inclusion, for the first time, of Chugai and Genentech means that no comparable figures are available.

Conclusion: Roche is focussing on sustainable and profitable growth

Over the last few years Roche has been reorganising the Group with a focus on the Pharmaceuticals and the Diagnostics Divisions. In these two areas Roche aims to create value through innovation and to promote sustainable action. Since 1999, Roche has achieved a higher than market rate of growth through innovative products and strong brands and has created more than 9,000 jobs in its fields of business.

Comprehensive answers to ethical questions in research

Ethical questions are a daily factor in clinical research. A three-tier model has been developed to allow a solution-oriented approach to ethical issues.

Ethical questions are an inevitable aspect of research, particularly when that research concerns human beings. Roche has always been aware of this and has developed a framework within which it is possible to discuss and resolve all the ethical issues that emerge during the clinical research process. This implies approaching ethical questions proactively in order to facilitate arrival at a consensus.

The model developed by Roche comprises three steps with the help of which it is possible to solve even the most complex ethical problems:
1. Roche employees who are faced with an ethical dilemma or who have any questions can turn to Global Ethics Liaison – a specially created position. This position functions independently of clinical development teams and acts as a central contact for all questions regarding ethics in research. 2. Should further measures be necessary, the Global Ethics Liaison will bring and present the question to top management in the Pharmaceuticals Division. 3. If absolutely necessary, it is still possible to turn for advice to the independent Advisory Group that is made up of external ethics specialists and other experts from the field of academics, who, nevertheless, argue from the patient's viewpoint. The primary aim of this independent group of experts is to participate in diverse ethical discussions in order to ensure that Roche is kept up to date on current ethical debate. This enables the company to offer a concrete, qualified and above all sustainable response to ethical questions.

A forward-looking strategy makes Roche one of the leading healthcare companies

Since it was founded in 1896, Roche has developed impressively from a small Basel manufacturer of pharmaceuticals into one of the world's leading healthcare companies. Today we are the number one in diagnostics and have also taken the lead in numerous disease areas. Roche offers attractive jobs to 64,594 people in more than 100 countries. Our products are marketed in over 150 countries, generating revenues totalling 29.5 billion francs in 2004. This revenue, in turn, is used to pay salaries and social benefits for our employees (7,909 million francs), to invest in research (5,053 million francs), and to pay dividends to those who finance us. Furthermore, Roche paid 1,902 million francs in income taxes.

It is impossible to place a value on Roche's products and services, which exceed that of any financial contributions from Roche, and cover a broad spectrum within healthcare: from the identification of disease predispositions to prevention, diagnosis and treatment. By helping to prevent, limit, and cure diseases or at least to offer relief, our products and services contribute to improving quality of life. From the economic point of view, medication that is correctly prescribed immediately lowers healthcare system costs as well as absenteeism as swifter recovery results in less time off work. An overview of our products and services can be found in the divisional sections of the Annual Report.

Successful strategy

Each of our divisions – Pharmaceuticals and Diagnostics – is strong and successful in its own right. In 2004, many products were made available to the healthcare system, such as AmpliChip CYP 450 test that will allow doctors to personalise medical care. But Roche is more than the sum of its parts. The interplay of diagnosis and treatment will also give rise to medicines that are both more effective and safer.

Tests such as the AmpliChip CYP 450 allow physicians to consider unique genetic information from patients in selecting medications and doses of medications. This means that adverse drug reactions can be avoided. What has already been achieved in some areas is only a vision for the future in others. In order to turn this vision into reality, Roche is supporting a network of research centres with a high degree of independence that work together closely across divisional lines and exchange scientific information.

Roche opened its new research centre in Zangjiang High-Tech Park, Shanghai (China) on 1 November, 2004. It will commence operation with 40 scientists and specialise in medical chemistry and the generation and optimisation of pharmaceutical leads. Roche is appreciative of the dynamic development of the Chinese economy and the highly promising prospects demonstrated by the Chinese market. At the same time Roche is able to offer attractive jobs

The train of hope travels on



A unique healthcare project is being expanded. By extending the range of available medical services, Roche is giving people in South Africa access to even better medical treatment than before.

Since its beginnings, Roche has been helping the now 10-year-old Phelophepa - train of hope, a clinic on rails that provides remote regions in South Africa with medical care. In rural South Africa, there are 4,000 people to each doctor and this rolling clinic was set into motion for them. Today it comprises 16 coaches and is fully equipped to provide medical, dental, eye and psychiatric care. During the 36 weeks each year that the train is underway, it is manned by 14 employees and 40 student interns. And its success is tangible: With Roche's support Phelophepa has treated more than seven million people so far, among them many women and children, who until then had had no primary healthcare. A particularly sustainable effect of Phelophepa is that while it is underway in remote parts of the country, local help, among whom are priests and medicine men, are trained in basic medical care as the train will only return at the earliest in two years' time, which does not allow for any ongoing treatment beyond basic first aid. In 2004, more than 40,000 patients were treated and more than 60,000 meals were distributed while the train clocked up 15,000 kilometres.

Roche intends to build on this success and has already increased its financial support successively and also significantly since 2003. These additional funds made it possible to set up new services. South Africans can now take advantage of cancer screening as well as diabetes prevention. This is crucial as, according to the latest studies, the number of people with type 2 diabetes in South Africa is rising steeply. Cancer screening and counselling are also important as women in Africa often have no idea that the lump in their breast could be malignant.

Expanding the train's medical services is a sign of Roche's *commitment to sustainable support - innovative* basic medical care that is appropriate to the situation. in accordance with local needs, and is based on the infrastructure provided by the local authorities. In this case the rolling stock and the rail network. Over the last few years Roche has also supported Phelophepa by acting as a sponsor for charity events in the USA, during which funds were collected for the train.

to highly qualified employees. This contributes to building up and expanding an independent research centre and to retaining talent within China.

Strategic alliances

We cooperate with numerous partners and pursue a sophisticated research strategy, based on our in-house expertise and our strategic alliances with Genentech (USA) and Chugai (Japan) – companies in which we have a majority shareholding. Our own research and development activities are complemented by carefully targeted alliances in clearly defined areas. Roche now has over 50 scientific and commercial cooperation agreements with biotechnology companies and universities.

Pharmaceuticals Division – innovative products to improve health

When he founded F. Hoffmann-La Roche & Co. with its focus on health in 1896, Fritz Hoffmann had a revolutionary idea: his company would be the first to manufacture innovative medicines to a uniform high standard on an industrial scale and offer them on an international basis. Since then, many Roche products have become milestones in the history of drug therapy. Today Roche belongs among the world's market leaders in several key therapeutic areas that include oncology, virology and transplantation.
The research, development, manufacture and sale of innovative medicines are the focus of the Pharmaceuticals Division. Our consistent and uncompromising strategy of innovation means that we will remain extremely well positioned to harness the huge potential of molecular medicine, which is opening the way for new treatment approaches that target the underlying causes of diseases. And where we are unable to find a cure, we want at least to help preserve patients' quality of life for as long as possible.

International award for revolutionary HIV drug Fuzeon

The HIV drug Fuzeon (enfuvirtide or T-20) was awarded the 2004 International Prix Galien for the most innovative new medicine. Fuzeon was selected out of 12 major new drugs in all therapeutic areas. The International Prix Galien recognises significant advances in pharmaceutical research and is the highest accolade for pharmaceutical research and development. It is often referred to as the industry's equivalent of the Nobel Prize. Roche has been awarded this prize twice since 1998 (Invirase) for drugs in the field of HIV.
Despite this acknowledgement of the drug as a huge technological advance, Roche's latest research shows that as many as four out of five eligible patients are missing the opportunity to benefit from this breakthrough. To ensure that all patients who need Fuzeon can benefit from the drug, Roche is currently working with physicians, patient organisations and government agencies. Educational programmes are also leading to improved access.

Diagnostics Division – key information on health and disease

Roche Diagnostics offers a wide range of products and services for medical diagnostics. Thanks to years of intensive research, we are one of the world's leading diagnostics companies. Life sciences and diagnostics technology play an increasingly important role in healthcare – for example, in the early detection of disease, recognition of disease predispositions or risk factors, in establishing whether patients will respond to a particular medicine or in monitoring the success of a particular treatment. We are striving to bring about a paradigm of change – a transition from acute care towards preventive medicine. Roche helps doctors and patients to identify disease predispostions early on and to initiate preventive measures.
The second major goal we have set ourselves is to translate raw data into actionable information. Technology is generating a growing volume of health-related data that has to be organised, evaluated and integrated. By making all the relevant clinical information available, we provide a broad basis for better treatment decisions.

For the third time: Roche Diagnostics is Clinical Diagnostics Company of the Year

The international market consulting and intelligence firm Frost & Sullivan presented Roche Diagnostics with the award for Clinical Diagnostics Company of the Year for the third time running. Roche Diagnostics was presented the award largely due to its strength in innovation and customer relationships. This combination, has led to strong products and high customer loyalty. Dedication to improving people's quality of life, said Frost & Sullivan, was clearly visible in the products and services delivered by Roche Diagnostics.

Making treatments more effective and improving focus in spending resources

Medicine is changing rapidly as new technologies and knowledge permit a deeper understanding of the molecular causes of disease. Modern diagnostic tests allow us to identify the genetic differences between individual patients and find out how they affect treatment, thus leading to personalised therapy.

The AmpliChip CYP 450 Test, introduced by Roche Diagnostics in Europe in September 2004 represents an important step forward in making personalised medicine a reality and has the potential to help physicians improve patient outcomes. This new test analyses two genes that can influence how an individual metabolises many widely prescribed drugs. The results will allow physicians to consider unique genetic information from patients in selecting medications and doses of medications.

Patients will benefit because therapy may be more targeted to their specific needs, thereby helping to increase their medication's efficacy rate and potentially reduce the incidence of adverse drug reactions.

Outlook

Roche Diagnostics is investing heavily in developing additional new diagnostic tests that are intended to benefit the patient and support healthcare systems in providing more cost efficient, effective and safer medical care for diseases like lung and prostate cancer as well as cancer of the bowel and leukemia.

Social responsibility along the supply chain

At Roche, social responsibility is not limited to strictly company activities. We also require our partners to abide by important principles. To this end, Roche developed a set of guidelines in 2004.

Success at Roche is strongly linked to a sense of responsibility to uphold high standards in all our activities. Roche also intends to maintain these standards in their relationships with suppliers and service providers. While Roche cannot and will not take full responsibility for these companies, we want to ensure that they follow not only legal requirements but also our principles of sustainability.

For this reason, Roche prepared a set of guidelines in 2004 called the Roche Guidelines on Dealing with Suppliers and Service Providers that are based, among others, on the premise of long-term business relationships. Beyond that, Roche expects its partners to be mindful of its social and environmental responsibilities. This involves factors such as the refusal of child labour, promotion of safety, health and environmental protection, exclusion of bribery, and compliance with human rights.

In order to ensure compliance with these guidelines, before entering into any agreements with a third party Roche vets each company in terms of credibility, quality and suitability. During contractual negotiations, it is important to Roche that not only legal requirements are recorded in the contract but also those concerning social responsibility. Our company reserves the right to carry out inspections and audits at any time in order to ensure compliance with these stipulations. In cases of non-compliance, Roche will take appropriate measures that may include termination of the contract. Roche encourages all of its employees, therefore, to take immediate steps should any infringement of contractually agreed provisions come to their notice.



Social responsibility: an ongoing challenge

Accu-Chek drawing competition for children in China



Diabetes – a growing threat to the health of children

The number of people with diabetes is on the rise and will continue to do so even more sharply in future. On a worldwide basis, children, in particular, are increasingly affected. Roche has developed a treatment model that takes into consideration not only medical factors but also enhancement of individual quality of life.

The number of people with diabetes worldwide has increased fivefold in the last 20 years. According to the latest WHO estimates, around 190 million people now suffer from diabetes. This number will rise to 300 million by 2025, which means that the number of people affected will double in the next 20 years. For the first time, the WHO is talking about a global diabetes epidemic – a term that is normally only applied to infectious diseases.

Approximately one in 450 children worldwide has type 1 diabetes and almost 65,000 are diagnosed with the disease every year. In addition, a steep increase in type 2 diabetes in children is also expected as a result of changes in lifestyle. This applies in particular to societies where the population is practising an increasingly Western lifestyle involving a higher intake of fat-rich foods at the same time as a decrease in daily exercise. Bearing in mind the long-term health implications of poorly managed diabetes that include cardiovascular and liver disease as well as blindness, Roche has developed a broad range of projects that gives children with diabetes the opportunity to express their feelings about their condition.

Among these projects is the 'Accu-Chek Global Drawing Competition' for children. Apart from the medical factors involved, an important role is played by the individual situation of each child with diabetes. We anticipate that the children's drawings will provide healthcare professionals, including nurse educators, and companies such as Roche with a better understanding of how we can help the children deal with their condition over the long term and in this way increase their quality of life. In 2004, 5,000 children from 25 countries took part in this competition. It is only by taking this two-pronged approach that we can achieve our goal of good medical treatment accompanied by better quality of life.

In brief

Equity ownership programme

In 2002, the Roche Connect programme was launched that gives Roche employees worldwide the possibility to share in the company's success by purchasing 'Genussscheine' (non-voting equity securities). The programme had been introduced in 40 countries by the end of December 2004. 9,000 employees have participated in Roche Connect so far.

Equal opportunities

In February 2004, Roche Diagnostics Graz (Austria) was presented with an award as the company most supportive of women and families. Balancing family life and work is a priority for the company.

Global drawing competition

The Accu-Chek 'Global Drawing Competition' for children with diabetes was an enormous success. Thanks to the drawings made by children, health specialists and companies like Roche can better understand how to help children on a long-term basis and improve their quality of life. In 2004, 5,000 children from 25 countries took part in this competition.

Roche Commissions

In its second year, the Roche Commissions cultural project is consolidating its reputation as a dedicated, generous and courageous proponent of contemporary music. The commission to compose a musical work was presented to the renowned Chinese American composer Chen Yi.

Tinguely Museum

In 2004, 127,200 visitors came from all around Switzerland and abroad to the Tinguely Museum in Basel (Switzerland) that was founded and financed by Roche. At the heart of important exhibitions of contemporary artists like Kurt Schwitters or Giovanni Battista Podestà are expressions like avant-garde, passion and quality, which also apply to Roche's business philosophy. The Museum has also supported exhibitions in Graz (Austria) and Monza (Italy) with important works from its collection.

Diversity

Roche places great value on equal rights for equal performance and promotes diversity as a contribution towards increased innovation provided that the same objectives are being followed. Roche employs 28,205 women or 42%, whose presence in higher management positions is slowly but continuously rising thanks to an above average recruitment quota. The proportion of Swiss employees within the company comes to 6%. Half of the members of the Executive Committee and Board of Directors are Swiss citizens.

New jobs

In 2004, Roche grew as planned at a faster than average market rate. Double-digit growth in sales and profits in the remaining businesses led to the creation of 2,400 new jobs worldwide. At the end of 2004, Roche had 64,594 employees worldwide.

Clear ethical standards in research

Research involves risks and accompanying responsibilities. We are conscious of the fact that crossing new frontiers involves significant risks as well as major opportunities.

Therapeutic areas

Roche's main activities focus on providing products and services for the prevention, diagnosis and treatment of diseases and thereby contribute to the improvement of health and quality of life. We direct our activities primarily towards areas with unsolved medical problems where patients can benefit from personalised therapies.

Therapeutic areas:
- Oncology
- Virology
- Transplantation

as well as
- Respiratory disease
- Anemia
- Inflammatory and autoimmune diseases
- Diseases of the central nervous system
- Cardiovascular disease

Clinical trials – new guidelines and clear regulations

Roche accepts an ethical obligation to make the results of its clinical trials available to all who are interested in seeing them and has already done so in the past. Therefore Roche welcomes this international industry-wide initiative for more transparency in regard to clinical trials on which the international associations of the research-oriented pharmaceuticals industry have agreed. Experts from Roche have played an active role in these bodies. The establishment of a global clinical trial protocol registry at the end of 2004 and the disclosure of clinical trial results represent a giant step towards transparency. Roche is already establishing a registry that lists all clinical trials (Phase II to Phase IV). The registry will show all the necessary details in order to describe the purpose and type of clinical trial. A database containing the most important results of all completed trials is also being set up. The registry as well as the database will provide better coordination of data and guarantees that there will be one single source of data for all clinical trials financed by Roche worldwide. Both the registry and database will be hosted by an independent and neutral third party and are available to the public on the internet as of the second quarter 2005.

Transparency when publishing the results of clinical trials has always been of importance to Roche. The publication of positive as well as negative results is an expression of transparency. Patients and doctors, in particular, will be able to consult directly those clinical trials that are of interest to them.

Further information: www.roche.com/sus_res_clin

Responsible animal experimentation: necessary but kept to an absolute minimum

Many serious conditions such as AIDS, Alzheimer's, Parkinson's, hepatitis, cancer and cardiovascular disease are still incurable. Roche places emphasis, for this reason, on improving the survival rate of and quality of life for patients through effective therapy and diagnosis in these disease areas. Before these new therapies can be used on humans, however, in the interests of patient safety, potential active substances must be tested on animals. Roche, like all other research-oriented healthcare companies, uses animal experimentation in its research and development programmes only where absolutely unavoidable to ensure patient safety or for compelling scientific reasons. The appropriate and responsible use of animal experiments is an essential part of biomedical research, and in fact such experiments are usually required by the authorities. In about 70% of cases, testing new compounds on animals is the only way of identifying harmful or hard-to-recognise side effects.

SOLAR meeting in Palo Alto (USA)

The annual SOLAR meeting, a conference that brings together all the Roche experts who work with animals and animal experiments, met for the first time in 1996. All Roche facilities that work with animals in the laboratory are represented at this meeting. Open exchange between specialists is of primary interest here, as are care and careful application of the existing guidelines. Continuous further training for our employees ensures that, when dealing with animals, we are able to maintain a high standard of quality and in this way respect for animal life becomes part of the balance of interests in the best possible way.

At the last SOLAR meeting discussion turned, among others, to the criteria used to compile global animal experimentation data. Differences in local law mean that the criteria are, to an extent, variously interpreted. The objective is to bring interpretation into line. Statistics at the Group level were compiled for the first time in 2003, which also largely includes Roche's partners. It is clear that last year's trend is confirmed. The number of animals used in experimentation is decreasing, thanks to alternative methods and their improved application in terms of the number and type of research project. Less than 0.5% of all animals used for experimentation are primates and well over 95% are mice and rats. We will continue to make improvements.

The main objective of compiling data is, on the basis of solid figures regarding the type and scope of the project, to discuss improved conditions for animals used in experimentation without any loss in quality of work or patient safety by working together with project leaders from research. This led to a reduction in the severity of experiments carried out in one research centre in 2003.

Stringent requirements

Studies using animals are rigorously scrutinised in order to ensure that

- they are scientifically justified
- the appropriate animals are used
- the number of animals used is reasonable
- the suffering of animals is alleviated and minimised

Particular emphasis is placed on the education and further training as well as monitoring of those who work with animals. This has been expressly set down in principles that apply globally.

We share the public's concern over the use of animals for scientific purposes. For this reason Roche uses as few animals as possible — without losing sight of the need for reliable, accurate and useful test results. Roche refrains from animal tests when equivalent results can be obtained by different means both for ethical as well as other reasons. We have thus been able to reduce the number of animal experiments significantly despite a substantial increase in the number of research projects we are pursuing. Wherever it is scientifically justifiable, Roche uses medical testing procedures that do not require animal experiments. If this cannot be done, we select procedures that cause the animals as little suffering as possible. Moreover, we invest continuously in the development of alternatives to animal experiments. Roche attaches importance to ensuring that contract firms that conduct experiments for Roche affiliates conform to high ethical standards. Last but not least, all staff involved in animal experiments are instructed to minimise use of laboratory animals, to treat the animals with respect and to do everything possible to avoid causing the animals unnecessary pain and distress.

Roche observes all the guidelines of the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH Guidelines), the EU guideline on animal experiments, OECD guidelines and national regulations. Any industry standards that apply are similarly complied with. Roche also cooperates closely with the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC). One of the AAALAC's declared goals is quality assurance in the field of animal care. Roche's principal research centres have AAALAC accreditation, the initiative for which was taken by Roche.

Roche also works together with other organisations whose aim is to develop techniques that help reduce the number of animal experiments. In Switzerland we contribute actively to the 3R Research Foundation. This body provides funding to develop new methods based on what is known as the 3R strategy:

- Reduce – develop methods to reduce the number of laboratory animals used.
- Refine – improve current methods so that animals undergo minimum discomfort during experiments.
- Replace – wherever possible, use alternatives to animal experiments

Further information:
www.roche.com/sus_res_anim.htm

Bioprospecting

Bioprospecting refers to the collection and analysis of natural substances that have the potential to lead to new therapies and medicines. Roche does not currently engage in any activities of this type nor does it plan to do so. Should this change in the future, we will base our activities on the principles of the 1992 United Nations Convention on Biological Diversity. This convention governs the use of biological diversity and equitable access to genetic resources.

Further information:
www.roche.com/sus_res_nat.htm

Walking for a good cause


2003 Roche Employee AIDS Walk

Roche has a long tradition of social responsibility and this is also reflected in the commitment shown by its employees, who have been collecting money for good causes for years.

Roche considers it important to motivate its employees to help those who are less fortunate. And their response is gratifying. For many years, countless Roche employees around the world have contributed to social projects with their abilities, time and energy. Their actions delight us as they not only promote the social competence of our employees but can also play a role in recognising local problems and developing solutions.

Roche employees race, cycle and row to help others. Of particular note is the first Roche Employee AIDS walk that took place in December 2003. More than 1,300 people in Basel (Switzerland), Palo Alto (USA) and Nutley (USA) expressed their personal sense of social responsibility towards orphaned children in Malawi by collecting money for them. The charity walk that is also sponsored by Roche came into being at the express wish of Roche employees to help people in the most resource-limited countries who are affected by HIV/AIDS.

And the results were impressive: a total of 150,000 francs. was collected for the orphans in Malawi, which is an average of 115 francs per participant. Roche rewarded this dedication by doubling the total to bring it up to 330,000 francs.

The second Roche Employee AIDS Walk took place on 1 December 2004. This time the aim was to invite as many affiliates as possible worldwide to take part. The results are impressive: the walk mobilised 8,000 employees from 60 sites on World AIDS day. Thanks to their initiative more than half a million francs was raised. Roche doubled this amount, of which 750,000 francs was sent to Malawi to benefit orphans. The remaining 400,000 francs is going to local HIV/AIDS organisations in the participating countries.

Genetic research as the key to innovation

Genetics has become an important pillar of our company's core businesses in recent years. This new discipline helps us to develop better services and pharmaceutical products.

Genetics examines the question why certain characteristics are inherited. For Roche, the origins and heredity of diseases are important in terms of a possible cure. Genetic research contributes significantly to more efficient, personalised healthcare. The Roche Biomarker Programme has been set up to exploit new technologies more fully. It covers a broad range of biomarkers based on genomic, protein and metabolic approaches and supports therapeutic areas targeted by both Roche Pharmaceuticals and Roche Diagnostics. The programme will enable us to leverage synergies between the Pharmaceuticals and Diagnostics Divisions more effectively and create long-term value for the Roche Group.

Safety has first priority

We believe that the use of genetically modified organisms is central to the development of new treatment options. Roche gives top priority to the safe handling of biological materials. Genetically modified organisms remain in closed systems and are not released into the environment. Safety measures thus focus both on production processes and on the biological residues that are left following production, since these may contain genetic material from modified organisms. Before disposal, the material is broken down and rendered inactive by chemical or thermal treatment.

A biosafety plan that covers the classification and appropriate handling of organisms has also been drawn up. In addition to the general organisational design of the safety system, the plan describes engineering controls, good working practices, personal protective equipment and emergency measures. There are also various measures dealing with the safe removal of waste and contaminated material such as laboratory consumables. The plan is based on the globally accepted National Institutes of Health/CDC Guidelines and the OECD's Good Large Scale Practice (GLSP). The majority of the organisms used by Roche belong to Class 1, which is registered as 'no risk'.

Roche is confident that micro-organisms, whether genetically modified or not, can be safely handled with the appropriate equipment and used to manufacture new active ingredients for innovative treatments.

Genetic research within stringent guidelines

In this field, too, Roche aims to meet the most demanding requirements. With the help of internationally recognised experts, we drew up the Roche Charter on Genetics in the 1990s. It can be consulted at the Roche web site at:

www.roche.com/sci_eth_chart.htm

Dialogue and ethics

In 1999, Roche established the Science and Ethics Advisory Group (SEAG), an independent body with experts from genetics, bioethics, law and sociology that advises in matters relating to the Charter and generally on genetics.

Members:

Bartha Knoppers
Professor of Law, University of Montreal; Head, HUGO Committee on Bioethics; Member, WHO Advisory Committee on Human Genetics

James Childress
Professor of Religious Studies and Medical Education, University of Virginia, Charlottesville; Member, President's National Bioethics Advisory Commission; Member, Institute of Medicine, NAS

Mark Frankel
Director, Scientific Freedom, Responsibility and Law Program, AAAS, Washington; Member BoD, National Patient Safety Federation

Ishwar Verma
Professor of Paediatrics, All India Institute of Medical Research, New Delhi, India; Member, WHO Advisory Committee on Human Genetics

Myrl Weinberg
President, National Health Council, Washington, DC

Ysbrand Poortman
Biologist; Member, European Alliance of Patient and Parent Organizations for Genetic Services and Innovation in Medicine (EAGS); Chairman, European Platform for Patients Organizations, Science and Industry (EPPOSI)

Dieter Birnbacher
Professor of Philosophy, Heinrich Heine University of Dusseldorf, Germany; Member, Ethics Committee of the Medical Faculty, University of Dusseldorf; Member, Permanent Committee 'Organ Transplantation' of the Federal Medical Council, Germany

In addition, we promote dialogue on genetics-related issues. Our scientists and other experts represent our company not only to our employees, but also to the public, both directly and through the media. Research results and findings should be appropriately communicated to the general public.

Roche declares that it is not involved in the cloning of human, genetically identical beings.

Outlook

The Roche Charter on Genetics goes well beyond current national and international requirements. Respecting these guidelines continues to be one of our prioritites in future.

Donations and sponsorship

In order to administer all gifts and donations throughout the Group in a uniform way, Roche reviewed current practices in 2004 and then revised the existing guidelines. These new guidelines go into effect in 2005 and, while they define priorities, they do not restrict the independence of local affiliates.

The emphasis of social responsibility at Roche in terms of the Corporate Donations and Sponsorship function that is part of the Chairman's office is placed primarily on donations and non-cash benefits, whereas classical sponsorship is carried out by marketing and booked as a marketing expense. Typically we do not see ourselves purely as financial backers, but more as a long-term reliable partner who is already active during the planning phase and contributes primarily with know-how. As well as the above points, it is the impact of the project, rather than how we are perceived by the public, that counts for us. For this reason, Roche does not publish any global figures for financial support as these have only limited significance and evaluation of figures for contributions in kind or in terms of products is highly complex. Where we have quoted figures for contributions in kind or in terms of products, these are based on, if not otherwise expressly stated, cost price. We are working on defining criteria that can be measured in order to be able to ascertain the effect of those contributions.

We have been compiling figures on a global and systematic basis in the course of reporting on sustainability for the last two years. We are happy to note that over the last few years while absolute figures have not increased, the effect we are able to have has increased continuously. This reflects the satisfactory development of the business as well as resulting from a systematic focus on fewer but longer-term projects with established partners. This allows us, in the interests of sustainability, to implement funds optimally together with those who are to receive them.

We are involved mainly in:
- humanitarian projects in the developing world
- promoting science, medicine and the professional development of young scientists in these areas
- contemporary art and culture, as well as
- local community and environmental projects

In 2004, 60% of all donations went on humanitarian projects in healthcare and 20% went to the promotion of science. Just 7% went to art and cultural projects and 8% on local community and environmental projects. The remaining 5% was spent on various miscellaneous donations. In 2004, approximately one third of support was provided in kind while two thirds were in the form of financial support.
As a research-oriented company, we want to support projects that take an innovative and sustainable approach and that distinguish themselves through their exceptional quality.

It is important to Roche to include its employees, whose experience and knowledge present tremendous potential for many projects. All Roche employees are encouraged to take an active role in their local community and are supported as far as possible by flexible work models or company leave in order to carry out tasks in the public domain. When making donations, projects or organisations that involve the active participation of Roche employees are given preference, if their objectives correspond to our principles. We do not support any projects that have a religious, political or commercial bias. Political donations are only made in clearly defined exceptional cases under defined terms and conditions. They go to parties and not to individuals. Expenditure on political donations accounts for less than 0.3% of total expenditure on donations and sponsorship and therefore, according to our reckoning, are not critical. The field of professional and semi-professional sport is also excluded from support on the basis of choice of priorities. And Roche does not take any part in activities that could replace or compete with any state action.

Emergency aid

As part of emergency aid, Roche is ready to provide local aid organisations knowledge and, where it is expedient, its own products and services in order to contribute to the relief of acute situations. The decision to undertake this kind of action at the local level lies with the local affiliate (Roche Drug Donations Policy).

Roche immediately went into action on learning about the tsunami disaster in Asia: after a swift but careful assessment by the Corporate Issue Task Force together with regional managers and, above all, the general managers who established contact with the local authorities and international aid organisations, Roche Corporate Donations and Sponsorship made all locally available stocks of antibiotics in the affected countries available and also reserved all available stocks of antibiotics at a Group level, which were then offered to a selected aid organisation. The latter coordinated distribution in the affected countries and ensured correct usage of the medicines. Local affiliates also offered their support in this task. The antibacterial and antibiotic medicines made available at a Group level can be given to up to 80,000 victims – depending on usage – of the tsunami disaster. In addition, local affiliates in the affected countries as well as employees who are acting independently have donated financial support towards aid projects and rebuilding.

Sustainable humanitarian help

Roche concentrates its humanitarian aid efforts on developing and maintaining sustainable healthcare delivery for needy people in the poorest countries of the world – medical care which takes account of local needs and infrastructure and equips communities over the long term to prevent diseases, instead of having to cure them. Roche is prepared to contribute by providing medical know-how and, where appropriate, its own products and services, as long as the local authorities and any other partners are actively committed to making the essential infrastructure available.

Outlook

Roche is working on a sabbatical programme for Roche employees as part of selected community projects.

In the spirit of inspiration and innovation



In its second year, the Roche Commissions cultural project is consolidating its reputation as an innovative, generous and courageous proponent of contemporary music.

This year, as part of the Roche Commissions cultural project, the commission to compose a musical work was presented to the renowned Chinese-American composer Chen Yi – one of the most important names in contemporary music today. In her work, Chen Yi manages to combine the rich musical culture of China with the tradition of the West to create something entirely new. The artist, who was born in China in 1953 and emigrated to the USA in 1988, describes her work as the traditional Chinese idiom expressed through Western music. The commissioned work will be performed for the first time on 26 August 2005 at the Lucerne Culture and Congress Centre during the Lucerne Summer Festival. The American premiere at New York's Carnegie Hall is planned for 17 October 2005.

The Roche Commissions cultural project represents not only the continuation of a long tradition of cultural commitment that was strongly influenced by Paul Sacher, but also expresses the essence of the Roche model of innovation: the pursuit of perfection, a readiness to deal with new ideas, and the courage to take risks. It is the intellectual challenge that represents the attraction of the project and the musical works. It is here that scientific research and contemporary art find a congenial meeting place. We see Roche Commissions primarily as a platform for intensive dialogue between our scientists, their peers and artists.

We promote innovation in science, art and culture

Social involvement has a long tradition at Roche. We have applied our resources in support of scientific, social and cultural activities for over a hundred years.

Further information is available under:
www.roche.com/sustainability.htm

A long tradition of promoting research

Our commitment to independent research dates back to 1924, when Roche established what was probably Switzerland's first private foundation to support young scientists. In the '70s Roche used more than 1 billion francs to found and finance two independent research institutes in Switzerland and the USA: the Roche Institute for Molecular Biology and the Basel Institute of Immunology. Many scientists in both institutes were distinguished for their work with important scientific awards – among them the Nobel Prize. Roche did not take advantage of its support with either products or patents. In 2000, the Basel Institute of Immunology was incorporated into the Roche Centre for Medical Genomics in order to take advantage of genetic and genomic know-how to study molecular processes of important diseases and then research into and develop new and more effective therapies. A chair at the University of Basel that has been financed by Roche continues this tradition in the academic world.

The Roche Research Foundation for Scientific Exchange and Biomedical Collaboration with Switzerland was founded in 1971 – the year of the company's 75th anniversary. The foundation works to further the careers of young scientists doing basic research in biology and medicine. In 2004, out of 349 applications, the Roche Research Foundation selected 72 for which it committed a total of 2.2 million francs. In addition, further awards were made separately by the Roche MBA Fellowship Program.

Further information on the Roche Research Foundation: www.research-foundation.org

Roche also supports numerous projects in basic research and contributes to the diversity of scientific enquiry and to universities.

In this way Roche promotes basic research in transplant medicine by providing the independent Roche research foundation for transplant medicine (Roche Organ Transplantation Research Foundation, ROTRF) with 50 million francs over 10 years. With these funds, the foundation supports innovative research projects and fosters scientists in the search for innovative groundbreaking ideas to treat as yet unmet medical needs in the area of transplant medicine. In 2004, 12 projects from Europe, the USA and Australia were selected and supported with a total of 2 million francs (www.rotrf.org).

Cooperation in 2004 with the Institute of biology at the ETH in Zurich (Switzerland) was also very fruitful. A fourth research scientist was able to benefit from the support of a fund created by Roche. In addition to the usual funds, these young professors also received initial funding of half a million francs.

Roche has no influence over the choice of work area and subject and trusts the ETH implicitly.

Promotion of research opens up new directions

In 2004, Roche established a new international foundation for research into anemia: the Roche Foundation for Anemia Research (RoFAR). The aim of this non-profit foundation is research into treatment methods for anemia. Anemia occurs when the formation of red blood cells is disturbed. For many patients with kidney disease or cancer, anemia represents a very serious complication.

The foundation is legally independent of Roche and, in accordance with the foundation charter, is run by a board of trustees. The foundation will be supported by donations from Roche. Over the first four years the company will provide 16 million francs. The first award of research scholarships was announced at the Congress of the American Society of Haematology (ASH) that took place in San Diego (USA) between 3 and 7 December 2004. Of 70 applications, seven projects were selected from Germany, Italy, Great Britain and the USA and supported with a total of 1.38 million francs.

Art and culture

Roche has a long and intensive relationship to contemporary art and culture, particularly to music but also – as demonstrated by the Jean Tinguely Museum – to the visual arts and architecture. There are close natural links between innovation in the arts and innovation in a research-oriented company like Roche and both follow similar paths. Innovation is not a direct response to the spirit of the times but anticipates future trends. Breaking out of traditional patterns is not always a comfortable process nor is the path always direct. We are of the opinion that the intellectual challenge of contemporary culture enriches the daily life of our employees in every field and also contributes to the promotion of a culture of innovation.

Outlook

The required basic values of Roche Commissions: pursuit of perfection, a readiness to deal with new ideas, and the courage to take risks should extend step by step to ever more employees. We are currently investigating a similar programme in the field of jazz.

For most of the staff at Roche, art is part of everyday life. Many employees often have an original work of art in their workplace, and the Roche research and production buildings are characterised by their distinguished industrial architecture. Otto Salvisberg designed his first master plan for a Roche site at the start of the 20th century and it is still valid. Symbolic of this architecture tailored to Roche's needs are its clear lines and the way it blends with its urban surroundings, the standards of quality and its high degree of flexibility, which despite respect for its cultural heritage has enabled the continuous adaptation that is so necessary to meet a research-oriented company's rapidly changing needs. A current example of a responsible approach to the further development of architecture is the biotech production building designed by Herzog & de Meuron in Basel.

Outlook

As well as humanitarian and social projects, Roche also takes a very focussed approach to supporting contemporary art, culture and architecture, without bowing to popular taste, as the expression of our corporate culture that pays special attention to innovation and quality.



Our responsibility towards our employees enables sustainable value creation

Fostering talent at Roche Pharmaceuticals South Africa



Change in a dynamic society

The company as a mirror of society: Roche Pharmaceuticals South Africa has taken up the challenge and is promoting diversity. In this way Roche gives talented people the opportunity for long-term development.



In Roche Pharmaceuticals South Africa value creation depends on getting, motivating and retaining the best people for the company. This undertaking is particularly challenged by the diversity of South African society and the threat presented by HIV/AIDS. Under the Employment Equity Law in South Africa, each company is obliged to take on employees of various ethnic backgrounds in order to reflect the country's population structure. As Roche Pharmaceuticals South Africa is one of the fastest growing affiliates, it is particularly important to take into consideration the highly diverse backgrounds and prospects. In a diverse society, it is important for a company to have diverse teams, as this is the only way to integrate the experience of all the various groups. Only in this way can the social variety and diversity in South Africa be truly understood and positively integrated into the company.

Roche Pharmaceuticals South Africa intends to attract the best talent in order to develop them into top performers and engage them in a long-term relationship with the company and in this way keep them to the benefit of their country. This is, in a nutshell, the goal of 'Transformations', the change process that is taking place in Roche South Africa. Keeping talented employees is a challenge as many South African companies recruit young talent without offering any prospects for the future. In contrast, Roche Pharmaceuticals South Africa has committed itself to developing its in-house talent and is aiming for a 70% rate of internal sourcing for promotions. In a flat organisational structure, in particular, it is necessary to link this to long-term management of talent. Various measures have already been taken and will continue to be taken in order for Roche to become the Employer of Choice in South Africa in the near future. This will be facilitated by the use of performance management, which builds loyalty among employees and management by encouraging employees to actively participate in achieving the company's goals and also rewarding outstanding performance.

Roche also supports the local economy by offering attractive jobs. This contributes to slowing the traditional brain drain that normally strips countries of their most highly qualified people.

Business and personnel development – sustainable organic growth

Good products, strong brands and the growth that they generate have a direct effect on jobs.

As in the previous year, Roche was able to show stronger growth than its competitors largely on the basis of its strong product portfolio and its well developed product pipeline. In 2004 the latter produced Avastin and Tarceva in the USA and there was also strong and profitable growth in many areas such as oncology, virology, diabetes care, molecular diagnostics and immuno diagnostics. In the Pharmaceuticals and Diagnostics Divisions, the number of employees went up by 1,630 and 800 respectively. The reorganisation of the Corporate Center and redirection of certain tasks to the divisions resulted, however, in a reduction of almost 50 jobs.

A significant change in 2004 was the sale of the OTC business. This resulted in the transfer of 1,981 employees to Bayer and Lion at the end of 2004. A further 1,060 employees from the Pharmaceuticals Division working in five pharmaceutical production facilities transferred to Bayer as a result of the sale of the OTC business. The net increase with regard to the number of employees in the Pharmaceuticals Division is 573 and in the Roche Group 1,327.
In 2004 personnel costs for Roche amounted to 7,909 million francs. In comparison with the previous year, Roche spent 377 million francs more on personnel costs.

The organic innovation-driven growth in both divisions is apparent in many of the company's markets, but most particularly in Europe and North America, where sales growth was substantial. Eastern Europe is particularly worthy of mention, where in 2004 a number of country affiliates

Headcount by division (continuing businesses)

	2003	2004	Change	Personnel expenditure[1] 2003	Personnel expenditure[1] 2004	Change
Roche Group	63,267	64,594	+1,327	7,532	7,909	+377
Pharmaceuticals	44,535	45,108	+573	5,245	5,504	+259
Diagnostics	18,302	19,109	+807	2,133	2,251	+118
Others	430	377	-53	154	154	0

1 in million francs

Headcount by region (continuing businesses)

	2003	2004	Change
Europe (all)	28,281	28,601	+320
Switzerland alone	7,189	7,498	+309
North America	18,425	19,715	+1,290
Latin America	5,062	4,971	-91
Asia (all)	10,052	9,885	-167
Japan alone	6,003	5,663	-340
Africa Australia Oceania	1,447	1,422	-25

were opened or are currently being opened. The headcount in Eastern European countries rose by 15%. In 2004, Roche made clear inroads into market share in these growing markets. Personnel also increased significantly in the USA, largely as a result of the success of Genentech with Avastin and Tarceva and the accompanying expansion of research, production and sales capacity.

Personnel growth was greatest in research and development as well as marketing and sales. This underscores our strategic focus on being a leading research-oriented company in our field worldwide.

The total fluctuation in human resources in 2004 came to 4,325 employees (6.1% of workforce, 2003 5.4% without Chugai and Genentech). Of this fluctuation, 2.9% (2003 2.6%) were regretted losses on the part of Roche. These were highest in sales (5.7%) and the supply chain (5.7%). The lowest undesired losses in 2004 were in research (0.9%), development (1.2%) and marketing (2.2%). Apart from these figures, 1,981 employees transferred to Bayer and Lion with the sale of the OTC business.

This shows that in business-critical areas Roche has a stable workforce of talented and well qualified individuals who ensure continuity over the long term. The risk of not achieving the projected results in business-critical areas as a result of undesired fluctuations can therefore be regarded as minimal. For a research and development focussed company, this is a good position to be in for an innovation-driven pharmaceuticals and diagnostics company.

The company took on a total of 6,712 new employees in 2004, who were recruited as a response to the organic growth of our core activities as well as to fill specific vacancies. As well as keeping talented and motivated employees, it is also important to take an effective approach to attracting new talent. A number of measures have been applied in recent years that are bringing positive results over the medium and long-term.

In 2004, women represented 42% of the workforce at Roche, which is an increase of 1% over the previous year. 2004 was the fourth year in a row in which Roche recruited more women than men. Only about a third of the 4,325 employees who left Roche were women. Roche wants to be an attractive employer for both men and women and therefore fosters diversity in its workforce. This is reflected in our succession and talent management activities during the year.

Roche also offers a good mix for diversity in terms of nationality and ethnic background. Roche employs staff from a total of 187 countries. 56% of our country affiliates are run by local general managers and this tendency is increasing. The proportion of local or regional managers in management teams also remains high. The local and global talent pools are showing an increasing proportion of employees from various countries and continents. At our Corporate Center in Basel, the employees come from 22 countries.

Our obligation to our employees

Roche wants to find and retain talented people over the long term as they have a positive effect on the success of the company. To achieve this we ensure positive employee development and offer market- and performance-oriented compensation. Roche demands a 100% commitment from its employees but in return, offers a large amount of freedom for individual initiative.

The revised corporate guidelines that were passed by the Executive Committee in January 2003 and by the Board of Directors in February 2003 form the basis of our employment policy throughout the company.

www.roche.com/com_gov_emp.htm

These were put into effect by the Executive Committee in May 2003. The employment policy lays down what is expected of human resources management in the Roche Group but also establishes the rights and obligations of Roche employees with regard to the company. It lists the main points of the employment policy: finding and retaining talented people, performance management, active development of employees as well as market- and performance-oriented compensation. Beyond that, the guidelines also put into effect provisions regarding the inadmissibility of child labour, diversity, non-discrimination, freedom of association, and health and safety. They have also established the necessary monitoring mechanisms. In the countries, local personnel heads are responsible for implementing employment policy. Within the Roche Group, overall responsibility lies with Executive Committee member and Head of Corporate Services and Human Resources Dr. Gottlieb Keller.

Attracting new talent

The company's present and future success depends on the employees throughout the company. This makes it of key importance to Roche to retain top performers, promote talented staff and attract outstanding employees.

Today's market for highly qualified employees is very competitive. To this end, in 2003 and 2004 various measures were undertaken to improve our image on the market and to attract outstanding job seekers. Roche developed a global internet recruitment tool that allows candidates to see all the current vacant positions, apply for a job online or register in the global or various local talent pools. This not only speeds up the recruitment process but also strengthens Roche's recruitment base with input from the outside.

In 2004, the majority of the Diagnostics Division's recruitment measures were carried out via the internet. In the Pharmaceuticals Division, too, many countries (UK, France, Germany, Australia and USA) are already taking advantage of this technology and further countries will follow throughout 2005.
Roche offers a broad introductory package with excellent prospects for further career development. Many country affiliates have programmes for graduates and professionals at the beginning of their career. Many countries also invest in training young people in order to pass on the skills and abilities that are necessary to our work. Roche Germany, for example, has an introductory programme that has been specially created for young talents in the fields of economics, sciences, engineering and IT.

In 2004, we also received a number of awards that, distinguished, among others, Genentech and Roche Pharmaceuticals as an attractive employer in the USA, (among others from Selling Power magazine as Best Company for Sales People), Germany, Colombia, Ecuador and Puerto Rico.

Roche Pharmaceuticals Shanghai is active in a highly dynamic growth region. In 2004, Roche Shanghai was selected as the best employer in the region. The local trade union and the Shanghai employment office as well as all the employees were responsible for making the selection. Employee satisfaction represented one of the most important criteria of selection.

Outlook

As an attractive employer, Roche offers its employees many opportunities to further their career within the company. We want to attract and retain the best talent within our field over the long-term.

Performance culture at Roche

During the revision of the corporate strategy in 2002 and 2003, Roche defined performance management as a significant leadership tool for sustainable value creation. The link between corporate goals and the everyday business carried out by management and employees is forged using goal setting management. Every manager at Roche shares a common goal, to increase the value of the company (indicator: OPAC [Operating Profit after Tax and Capital Charges]). Beyond that, every manager has additional goals that are the drivers within their sphere of responsibility for – and a considerable influence on – the value of the company.

The target group for this standardised performance management was broadened in 2004 with members from top and middle management (around 1,000 managers). In many countries new programmes were introduced or existing and successful programmes were adapted. This applies in particular to Switzerland, the UK, Germany, Italy, and the USA as well as to many smaller country affiliates. Roche has now established a standardised database and system worldwide. By the end of 2004 7,500 managers had already been entered into the system. Implementation will continue throughout 2005. This will allow goal setting to be steered with greater transparency and will allow a better basis for alignment. Beyond that, it also broadens the factual basis of decision-making in regard to transfers and promotions.

The central leadership instrument for both divisions is performance management. Both divisions and many countries use a standardised approach and system and develop it further according to local or divisional requirements. The goal setting process plays an important role in the Diagnostics Division's remuneration framework that was approved in 2004 with a strong link between performance and compensation.

At the beginning of 2004 the Pharmaceuticals Division introduced performance management practice as its global standard and is implementing measures together with many country affiliates to strengthen local performance management.

In 95.6% of the country affiliates, various goal-setting models for performance management or regular feedback on performance are in place. A total of 74% of employees have defined goals, set objectives or receive regular feedback on performance.

An example of a country that was highly successful in introducing standardised performance management in 2004 is Roche Pharmaceuticals Sweden. Virtually every employee has agreed on targets that are closely linked to the country organisation's goals. Building on the requirements of the local business, Swedish management has developed innovative proposals for employee development based on performance management. Many employees have their own development plan and there is succession planning in place for every position.

Continuing high performance is the basis at Roche for building a career and further development. Demonstration of leadership ability is the prerequisite for promotion to leadership positions. On a global level, therefore, succession-planning discussions in both divisions will cover the performance and potential of managers that will in turn form the basis for decision making.

Employee development at Roche takes place in many forms. Various capabilities and skills to improve performance and further develop the potential of our employees are being implemented. The development plan is an important tool in achieving this. In 2004 51% of all Roche employees had a training or development plan that described development prospects or steps in detail.

Outlook

Development of a performance culture and of performance management has been a priority of strategic human resources management at Roche in recent years. It has enabled the establishment of the corporate strategy with its focus on innovation, value creation and sustainability of leadership. Performance management is, in this sense, a strong driver of sustainable value enhancement at Roche.

Talent management and development at Roche

Roche's success is based on the work of a large number of motivated and well qualified employees and managers. Our goal is to continue improving our performance here and lay even better foundations for our economic success. Retaining, developing and attracting talent represents an important contribution to the sustainability of our business and our success.

Roche steers career development using a performance culture that calls on regular feedback and development discussions.

Leadership and performance are the basis for promotion to higher management positions. These simple and effective principles were approved by the Executive Committee in 2003 and have been in effect for two years now. Various indicators show that Roche promotes top performers in a sustainable manner.

The succession management process for global key positions is well established. We regularly track the effectiveness of our succession plans and every year we review our high potentials/global talents to map out the steps that need to be taken at the local and global level. Succession planning was carried out in 2004, as it is every year, for the Group's 1,000 top managers around the world. Here senior or divisional management discuss succession candidates and top executives in terms of performance and potential. Promotion of talent and succession planning are an important leadership task at Roche in which much time is invested by all the members of the Executive Committee and divisional management.

Overall the talent situation at Roche can be described as good to very good. The company has on average 2.6 succession candidates for each key position, which corresponds to best practices (2.5 to 3.0 candidates per position). We are sure of getting not only satisfactory but also very good internal candidates through our focus on performance management. The risk of gaps in key positions as a result of people leaving is thus negligible. In 2004, there were only very few cases of vacancies not being filled within a very short time. Global succession planning and the talent identification process have been taken on and adapted in many countries. In 2004, 69% of Roche affiliates had a systematic succession planning process in place. 79% of our country affiliates have put programmes into place for the systematic identification of talent. And 81% of our country affiliates have established a talent development process.

Roche has invested in a host of training programmes and supports on-the-job training as effective ways of investing in our company's future. We do this because we know how important talented individuals are to our business and its continued growth. Overall, Roche employees had about 1.85 million training hours this year, which means that each Roche employee had about 2.9 days of training or 23 hours of training in 2004. About 33% of this training was in the area of marketing and sales.

In order to ensure that the skills necessary to the Diagnostics Division are available when required, a number of initiatives have been taken. Strategic skills are being defined from a top-down perspective, at the same time as establishing which skills are currently available. The results will be fed into the division's recruitment and qualifications strategy to enable better use of resources. Both employees and managers will be in a better position to ascertain the skills required and prepare themselves accordingly.

In 2004 Roche Diagnostics, Indianapolis, was included by Training Magazine in its top 100 list for excellence in developing people as the best company in the healthcare sector. The magazine emphasised the link between corporate goals and performance management and continued: 'Roche proves that creation of value in a company is directly linked to the development of employees.'

Roche Diagnostics offers some clear examples of how global alignment and local business focus can be integrated to be successful. In 2004, Roche South Korea and Roche Australia set up a new leadership development programme that focuses on local talent and identifies strengths and areas for improvement. In both organisations around 50 people attended the programmes. In the Diabetes Care business area, a global Accu-Chek University was set up with a focus on the exchange and improvement of marketing skills for one of Roche's major brands Accu-Chek. We also see regional approaches to improve the skills of our employees based on business needs. One good example here is the Roche Diagnostics EMEA (Europe, Middle East and Africa) Skill Factory that focuses on business and marketing skills and is an innovative example of strategy implementation in this area.

The requirements of the Roche Diagnostics triple matrix organisation and the need to bring together skills and know-how from across functions and country borders to execute the business strategy led to increasing importance being put on project work and project management. An initiative started in 2003 with the development of a comprehensive curriculum and was rolled out for the most part last year. More than 800 project leaders, managers and team members from all functions and job levels could enhance their project management skills and methodology, apply what they had learned to case studies and, at the same time, increase their cross-functional understanding.

Outlook

Talent identification, succession planning, and employee and manager development will continue to be important factors in sustainable and value-oriented personnel work at Roche and represent an important prerequisite for value creation.

Compensation and benefits

During 2004 Roche formally adopted a new global remuneration policy setting out the company's position in this area for the benefit of employees and investors alike. Remuneration plays an important role in the systematic policy adopted by Roche in 2003 to retain, motivate and attract the employees Roche needs now and in the future. The new remuneration policy is also designed to foster value creation and reinforce Roche's culture of performance and innovation. Key principles underlying the policy include a focus on value creation, performance-driven rewards, participation in success, fairness and transparency in remuneration decisions, balancing long- and short-term remuneration and ensuring that programmes take account of market competitiveness as well as affordability. During 2005 Roche will continue communicating the details of the policy to employees and managers as well as reviewing current policies and programmes.

In parallel with the development of the Roche remuneration policy, Roche Diagnostics reviewed its remuneration and performance management approach, especially focussing on goal-setting and pay competitiveness. The outcome of their review will be communicated and implemented throughout the division in 2005 and will lead to updated policies and programmes aligned to the overall Group policy.

As part of Roche's commitment to sharing in success, the company has been implementing a stock ('Genussscheine') purchase plan – Roche Connect – whereby the company's non-voting equity securities ('Genussscheine') can be purchased at a 20% discount. Those employees who take part can invest up to 10% of their basic salary. Most countries, where it is feasible to offer the plan, are now covered by Roche Connect, but in 2004 the total number of countries covered rose with the addition of New Zealand, bringing the overall total to 40. Membership worldwide also went up to 9,067 (2003 7,727), which means that roughly one in four of those given the chance to become employee shareholders have chosen to do so.
The considerable internal success of Roche Connect was also externally recognised in 2004. The Global

Equity Organisation (GEO) – a leading international body promoting share ownership in companies – awarded Roche the 2004 GEO Award for Most Innovative and Creative Plan Design for its work in developing and launching Roche Connect. Over 100 companies worldwide were considered for different awards and in making their award GEO commented: 'If you could imagine the most daunting challenges in designing and implementing a broad-based global share scheme, you would likely capture just a few of the road-blocks Roche had to overcome in its Roche Connect programme. The commitment of the company to rolling out its first global HR programme is commendable alone; however, it is the imaginative and creative use of equity that makes Roche a 2004 GEO Award winner... Roche is recognised for designing an innovative plan that meets their specific corporate objective. It faced a mountain of hurdles and obstacles while achieving outstanding success by focussing on its core intention. As most traditional share plans would not have fit their needs, Roche simply built what it needed and took great strides to 'connect' its global workforce.'

In December 2004, Roche also won the ProShare Annual Award for the Most Successful International Expansion of Employee Share Ownership. ProShare is the leading body in the UK promoting share ownership among investors and employees.
In addition, some 2,000 employees worldwide were granted long-term incentives by the company (either stock options or stock appreciation rights) to retain executives and key employees, aligning their interests more closely with those of our shareholders. At the end of 2004, the Board of Directors approved a new global long-term incentive programme for Roche from 2005 onwards. It will be based on stock-settled stock appreciation rights with the alternative of stock options in individual countries. It additionally approved new awards under a performance share plan to reward selected senior executives with non-voting equity securities ('Genussscheine').

During the year, corporate governance was strengthened and approval for pension plan changes was given. Reporting requirements for benefit and risk management were also raised. A new centre of expertise in pension asset management was created in order to optimise investment returns and manage risk exposure in asset management more effectively.

Roche is a responsible employer

As a company that relies significantly on the innovative strength and motivation of its employees, Roche has a long tradition of respecting the individual and finding a balance between personal and professional development. We make every effort to develop our employees, foster their abilities and prevent any form of discrimination.

The employment policy that was approved by the Executive Committee and the Board of Directors in 2003 forms the basis and at the same time the expression of our positioning that has grown over time as a good and fair employer. Our employment policy describes our objectives and practices in human resources management (recruitment, performance management, development and compensation), diversity, discrimination, inadmissibility of child labour, freedom of affiliation, as well as safety, health and environmental protection. These objectives are also contained in our Corporate Principles and as such are part of our leadership practice at Roche.

Equal opportunities

Equal opportunities at Roche means equal treatment for all our employees. We do not tolerate any form of discrimination on the basis of gender, ethnic background, age, skin colour, nationality, religious affiliation, civil status, sexual preference, origins, or physical or mental handicap as well as any other form of discrimination that is against national law in countries where Roche has facilities. We are also particularly interested in developing the abilities of our employees to their optimum and applying them within the company. Our particular focus lies in creating the conditions that will enable optimal performance and use of those abilities.

In recent years, Roche has shown a very positive development in regard to the proportion of women in the company and those in leadership positions. Since 2000, Roche has recruited more women than men each year. In 2004, 52% of new recruits were women. This has raised the percentage of women at Roche to 42% (41% in 2003).

In many country affiliates women are in the majority. The pharmaceutical sales organisation in Iran is an example of one such successfully run organisation. After the pharmaceutical industry in Iran was nationalised in 1979, Roche business there came to a virtual standstill. Between 1996 and 1999, it was able to recover slowly, to a large degree thanks to the dedication of two young female pharmacists. The proportion of women in the company is higher than 60% today. Sales in Iran today amount to 50 million francs and Roche is number 1 among the foreign pharmaceutical businesses.

Not only has there been a continuous increase in the proportion of women within the company, but, much to our satisfaction, also in the proportion of women in management. Roche does not refer to quotas or positive discrimination programmes for women. We want to make use of all the talent available to us in the organisation. In 2004 we had 31% women in all levels of management. In the last two years we have recruited women for positions that used to be regarded as part of the male domain. This is the case, for example, in Norway, Austria, Slovenia, the Slovak Republic, the Philippines and Thailand. There are currently 5 women in the top 76 positions.

Promotion of female employees in their individual careers is an extension of the promotion of families. This follows different paths depending on the country, but is based on a straightforward principle: Roche supports its employees to enable them to deliver optimal performance. There is a variety of working arrangements at Roche (for example: part-time, flexitime, sabbaticals, parental leave for men and women) and facilities for childcare (for example: Basel Solitude Kindergarten, Palo Alto,

Genentech's 2nd generation) and other provisions that support the balance of having both a career and children. These build on local legal requirements but go in many cases far beyond what is legally required.

Roche has received various awards for promoting the family-work balance in Europe and the USA over the last few years. Roche Mannheim is yet another large facility in Germany that joined the list of the 11 most supportive companies to women and families to be distinguished by the state of Baden-Wurttemberg in 2004. Particular mention was made of the dedication to equal opportunities for men and women in developing their career as well as compatibility between family and work.

In February 2004, Roche Diagnostics in Graz (Austria) received an award as the company most supportive of women and families in Steiermark. Enabling a family-work balance is important to the company and this can be seen in the further training opportunities, childcare facilities, as well as affirmative action for women.

Respecting human rights

Roche supports and respects human rights as defined by the United Nations, puts these into effect within its sphere of influence and takes immediate action against infringement of these rights. These principles are enshrined in our corporate principles and employment policy. The human resources manager in every affiliate is responsible for implementing the employment policy based on the corporate principles and is duty bound to take action against any contravention. Beyond that, the Compliance Officer, who answers directly to senior management and submits regular reports to the Audit and Corporate Governance Committee, is the responsible contact person in every case.

All the affiliates comply with these principles:

- Roche condemns all forms of forced or child labour. Roche tolerates the employment of juveniles only where their employment is lawful and only under conditions which adequately safeguard their well being.
- Roche does not tolerate any form of workplace discrimination based on gender, race, age, skin colour, religion, marital status, sexual preference, heritage or physical or mental disability, nor do specific Roche sites tolerate any other forms of discrimination prohibited by law or regulation in the countries or localities where they operate.
- Roche does not tolerate any form of psychological, physical or sexual harassment or any other violation of the dignity and respect of employees in the workplace. Should an employee be subjected to harassment, his or her supervisor or manager has a duty to ensure that it ceases immediately. Employees are requested to report incidents of harassment to their manager or human resources department at once.
- Roche respects the right of all employees to join a legally recognised employee association and will comply with any laws relating to employee representatives. We strive to set up and maintain an open dialogue with any employee representation.
- Roche is committed to protecting the health and safety of all employees and others potentially affected by Roche activities. Equally, employees must comply with health, safety and environmental protection regulations in force at Roche.

Proportion of country affiliates that have issued additional provisions to those found in the employment policy

Provisions that go beyond Roche's employment policy	% of facilities
Formal participation in additional arrangements	17%
Measures for employee consultation (beyond local law)	74%
HIV policies/programmes (employees)	32%
HIV policies/programmes (relatives)	23%
Equal opportunities	66%
Participation in safety, health and environmental protection	64%
Occupational insurance (pension, health etc.)	33%
Benefits and services beyond legal requirements	94%

Proportion of country affiliates that have issued additional provisions regarding human rights

Compliance with human rights	54%
Prevention of discrimination	71%
Freedom of association	57%
Child labour	65%
Forced labour	59%
Enforcement of these rights with suppliers	49%

Beyond those principles recorded in the employment policy, many country affiliates have defined additional provisions that go beyond local legal requirements as part of their working conditions.

In terms of human rights, many affiliates have established provisions or clauses that go beyond the employment policy.

While extending and specifying the employment policy, at the suggestion of the Corporate Sustainability Committee, the Executive Committee put guidelines on HIV/AIDS at work into effect in September 2004 that draw significantly on the experience of Roche South Africa in particular and Roche has also become a member of the Global Business Coalition on HIV/AIDS. The guidelines explicitly forbid discrimination and stigmatisation, and Roche rejects any form of enquiry on the part of the company into the HIV status of employees, both during recruitment and when working. These guidelines address the need for information and preventive measures at work on a Group-wide basis.

No violations of employment policy principles were reported to the Roche Executive Committee or the Compliance Officer in 2004.

Open dialogue with employee organisations

Roche employment policy states that it is the right of every employee to be part of an employee organisation and Roche is ready to work together in open dialogue with legal employee representation in all the countries in which it is present. Roche put this undertaking to engage in open dialogue into action in 2003 during the sale of the Vitamins and Fine Chemicals Division and in 2004 during the sale of the OTC business. In both cases, employee representatives were fully informed early on and also consulted. Apart from the relationship of trust at the local level between employee representatives and management, the Euroforum has proved its value as an instrument in Europe. The Euroforum provides a platform for the regular exchange of information on business policy and strategy as well as advice on questions of interest to individuals or employee representatives in general. The Euroforum has around 30,000 members and represents virtually 50% of the workforce. Beyond that, in Germany, France and Switzerland, in particular, large affiliates are represented by staff associations or similar employee organisations.

Roche does not record individual membership of unions or the level of worker organisation in individual affiliates. According to the estimate of those responsible, approximately a quarter of the Roche workforce (26%) are members of a union and around 64% are represented by an employee organisation.

Outlook

We encourage open dialogue with our employees and mutual trust is a strong factor in our relationship with them. This commits us all the more to protecting our employees from discrimination.


Roche
S & E
2003

Our commitment to safety, health and environmental protection forms the basis of our sustainability strategy

ECOmpetition award for Mexican solution using falcons



Participating in environmental protection

The introduction of the ECOmpetition has allowed Roche to make a real difference to the environment and also look forward to significant cost savings.







The individual plays an important role in the success of energy saving and environmental protection measures. This is why, for the third time since 1994 and 1999, Roche decided to run the ECOmpetition, which is open to all the company's employees. This will create a platform from which employees can present creative, sustainable and practical ideas on the subject of 'ecology and eco-efficiency'.

A total of 131 proposals were received, of which 17 were considered to be particularly praiseworthy. Among them were interesting concepts like the suggestion from Basel that looked at optimising air conditioning settings. As cooling energy here is more environmentally sound and cheaper than heat energy, emissions as well as operating costs could be significantly reduced. Another highly creative suggestion came from Mexico. The Cuernavaca facility (Mexico) has been engaged in a long-running battle against flocks of magpies and other species of crow whose droppings have polluted the grounds and technical installations. After having little success with expensive technological measures to drive the birds away using loudspeakers, employees hit on the idea of releasing three falcons. As natural predators, the falcons drive away the birds.

The aim of the competition was to distinguish those suggestions in particular whose ecological solutions can be applied beyond a process or affiliate. Another important criteria during the assessment of the suggestions was the assurance from site managers that they would support the ideas. A basic requirement of the award-winning ideas was a cost-benefit analysis.

The added value for Roche lies not only in the area of ecology. These suggestions will open up an enormous potential for cost savings. Roche will make annual savings of 900,000 francs.

In brief

Incidents and accidents

No significant incidents or accidents affecting people or the environment were reported in 2004. The accident rate also improved, both the severity and frequency of which were lower.

Energy

Total energy consumption for the Roche Group this year includes fuel consumption for business travel as well as that of Roche's own fleet of vehicles.

Greenhouse effect

Reporting on the greenhouse effect is now carried out according to the Greenhouse Gas Protocol, prepared by a WBCSD (World Business Council for Sustainable Development) working group, and declared by the GRI (Global Reporting Initiative) as the industry standard. These require that additional sources of emissions, such as CO_2 resulting from business travel using the company's vehicles or from wastewater management be taken into consideration. Imported energy such as for electricity or district heating (steam) that involve a CO_2 factor must also be taken into consideration.

Waste

The volume of chemical waste decreased slightly in 2004, both in terms of the old as well as the new scope of reporting.

Risk management

Since 2004 the Safety, Health and Environmental Protection function has a Group-wide directive authority for questions of local security. A new Corporate Issue Task force has also been set up that is subsidiary to existing and established safety processes and is called upon if all the defined procedures are deemed inadequate. Among its activities, the taskforce responded to the tsunami disaster in Asia.

Safety, health and environmental protection

Goals and progress in safety, health and environmental protection

Roche has a long tradition of safety, health and environmental protection, which are well integrated in all our activities and have become a matter of course. Our efforts towards improvement are ongoing and we set ourselves long-term concrete goals.

Objectives

In terms of the objectives set in the last report to reduce energy consumption as well as greenhouse and VOC emissions by 10% within the next 5 years, it is clear after one year that the trend is moving in the right direction. If the same rate of progress can be made in the coming years, all the defined objectives will be achieved. Absolute values are based on Group sales in order to allow for the changes in the corporate structure and to enable comparisons to be made from the same base.

SH&E goals



7
14
21
28
35
42
Energy consumption
37.1
40.3
41.2
Greenhouse gas emissions
32.3
34.8
35.9
VOC emissions
31.4
34.2
34.9
2008 goals
2004
2003

- 10% reduction in energy consumption over 5 years
- 10% reduction in greenhouse gases over 5 years
- 10% reduction in VOC emissions over 5 years

As a long-term objective, Roche intends to phase out the use of halogenated hydrocarbons. These substances contribute to depletion of the ozone layer as well as to global warming. The phasing out process was defined in a corporate guideline as follows:

- Topping up equipment using fully halogenated hydrocarbons is forbidden with immediate effect.
- By 2010, all stationary equipment using partially halogenated chlorofluorocarbons is to be replaced
- By 2015, all stationary equipment using partially fluorinated or perfluorinated hydrocarbons is to be replaced.

The objectives have been integrated in a long-term programme that requires comprehensive planning and investment.

Outlook

We intend to continue with our approach of continuous improvements in our performance in the various areas of safety and environmental protection. And we will aim for progress in every instance where it is feasible and economically viable.

Overview of developments in safety, health and environmental protection

Roche made further improvements in many areas relating to safety, health and environmental protection.

Scope of reporting

This year SH&E reporting covers the Roche Group with the Pharmaceuticals and Diagnostics Divisions as well as the associated companies Chugai and Genentech. Figures for the OTC business (Roche Consumer Health) that was sold earlier on in the year to Bayer and Lion are not included. As a result, in terms of absolute values, there have significant changes to the figures over the previous year, which cannot, therefore, be compared to each other.

Results

Publication of SH&E performance during 2004 was undertaken for the second time as part of sustainability reporting. The majority of the data was collected in November on the basis of nine months and then extrapolated for the entire year. In regard to investments as well as accidents and incidents, the final figures for 2004 have been reported.

As a whole, the results can be regarded as good, as improvements over the previous year are visible in the majority of the most important areas. Continuous training and further education for SH&E employees makes a contribution that is as important as upgrading plant in terms of production, heating and air-conditioning technology in line with the latest technological developments.

An accurate comparison of SH&E performance with that of the previous year can only be made using the same system boundaries. The information on performance on page 73, therefore, shows data for the various works aggregated as for the previous year – that is, excluding Chugai and Genentech. In the remaining sections of the report, the new system boundaries that include Chugai and Genentech are used. As recorded in last year's report, the administrative centres have become the principal consumers of energy and source of greenhouse gas emissions, for which chemical production was previously responsible. This becomes even more pronounced when the figures for business travel (flights) and operation of the in-house fleet of vehicles are taken into consideration.

Batch production, which is typical for the pharmaceutical industry, is responsible for strong fluctuations over time in the key figures. Use of certain raw material such as chlorinated solvents as well as the volume of waste produced are directly related to a plant's production schedule. The volume of individual parameters is, therefore, affected on an irregular, rather than a continuous, basis.

The Roche SH&E performance record for 2004 compared with the previous year (system boundaries from the previous year apply here):

↓ **Production**
The total volume of chemical, pharmaceutical and diagnostics production calculated in metric tons dropped by 6%. This reduction is directly related to the reduction in chemical production and the outsourcing of important, older products.

↓ **Energy**
Total energy consumption dropped by 3.1%.

↓ **Carbon dioxide**
Emissions of the most significant greenhouse gas dropped slightly by 1.8%. Roche's contribution to the global greenhouse effect, expressed in metric tons of CO_2 equivalent per 1 million CHF in sales declined by 6.7%.

↑ **Acid rain**
Taken from a very low level, total emissions of nitrogen oxides (NOx) and sulfur dioxide (SO_2), which are the compounds responsible for acidification of soil and water and are produced by combustion of fossil fuels and wastes, increased by 35%. Individually NOx emissions went up 24% and SO_2 emissions by 56%. The rise is due to increased use of oil and, in one plant, coal for energy generation.

↓ **Summer smog**
Emissions of volatile organic compounds (VOCs), which contribute significantly to ozone formation in the lower atmosphere, went down by 3.3%.

↓ **Water consumption**
Total water consumption of the Roche Group was down 2.3%. There was an increase of 4.3% in the volume of water that goes into wastewater treatment. The volume of uncontaminated cooling water that goes directly into the discharge system dropped by 5.6%.

→ **Wastewater**
The amount of total organic carbon (TOC) discharged into surface waters after wastewater treatment declined by 3.8%. From a very low level, heavy metal releases increased by 58%.

↓ **Waste**
Chemical waste from production, research and development, power generation, wastewater treatment and waste incineration decreased by 2.8%. At the same time, the volume of valorised by-products went down 93%. The volume of general waste increased by 19%.

↓ **Chlorinated solvents**
The consumption of chlorinated solvents decreased by 37%.

↓ **Halogenated hydrocarbons**
The consumption of halogenated hydrocarbons, which play a major role in the depletion of the ozone layer and in the greenhouse effect, decreased by 30%. The inventory of these compounds in refrigeration and fire extinguishing systems remained virtually unchanged.

↑ **SH&E expenditure**
Investment in SH&E decreased by 13% and operating expenses increased by 2.2% so that total costs for SH&E went up by 9.5%.

↓ **Incidents and accidents**
The number of reported incidents remained virtually unchanged. The frequency of work-related accidents decreased by 9.2% while the severity declined by 6%. The number of lost workdays recorded due to work-related illnesses increased but was significantly lower than the number of absences due to work-related accidents.

Key figures on safety, health and environmental protection

Safety, health and environmental protection are part of a long tradition at Roche and are well integrated in all our activities as a matter of course. Roche complies with principles for sustainable development and strives continuously for improvements.

Indicator[1]

	2003 Roche	2004 Roche
Investments in SH&E (in millions of francs)	135	160
Operating costs for SH&E (in millions of francs)	236	323
Work-related accidents	503	493
Work-related fatalities	0	0
Work-related accidents per million working hours	6.54	4.78
Workdays lost due to work-related accidents	4,368	5,051
Total working days considered for statistics	9,617,473	12,871,583
Occupational illnesses	152	208
Occupational illnesses per million working hours	1.97	2.03
Workdays lost due to occupational illnesses	669	996
Number of transport accidents (road)	1	1
Transport accidents per metric ton transported (road)	3.7×10^{-6}	7.1×10^{-6}
Total energy consumption (TJ/year)	8,102	11,899
CO_2 (t/year) [2]	333,879	1,013,860
NOx (t/year)	317	442
SO_2 (t/year)	159	261
VOCs (t/year)	449	1,010
Particulate matter (t/year)	44	63
Water consumption (in million cubic meters per year) [2]	19.4	4.3
TOC (t/year)	682	1,344
Heavy metals (t/year)	0.414	2.231
Chemical waste (t/year)	49,947	42,722
Full-time SH&E personnel	476	532
Total number of employees	63,267	64,594

1 Based on the CEFIC Health, Safety and Environment Reporting Guidelines (November 1998)

2 New standard for reporting

2004 figures include data from the associated companies Chugai and Genentech but not from the former Consumer Health business.

Falcons for Mexico

We have always known that Roche employees contribute practical ideas to the company's further development. And it pays off in many ways – particularly if the solutions are as innovative as in Mexico.

The Cuernavaca facility in Mexico has been fighting a long-running battle against animal droppings. Large flocks of birds that live in the trees surrounding the facility have been leaving their calling card behind on the roofs. As the technical installations are covered by only a roof and have no walls, this has already led to considerable hygiene problems. Until recently, every effort to remedy the problem had failed. Exposing the entire facility to the sound of blaring loudspeakers and covering the large trees with fine nets had no effect.

Then three employees from Safety, Health and Environmental Protection on site had the idea that centred entirely on the laws of nature. They considered the forces that would normally drive birds away in the wild and came on the idea of using falcons. Since then, three trained falcons have managed to get everything under control. A falcon club was specially created for them, to which the three employees belong. They allow the falcons out each day for 1 to 2 hours. Just by circling through the sky, the predators manage to disperse the remaining birds. After that they are lured back with a titbit and placed in their cages.

The employees' idea that came about as part of the ECOmpetition is captivating in its simplicity and also brings with it many financial advantages. The entire project cost only 8,500 US$. All the other ideas were both far more expensive and inefficient and cleaning bills are now a thing of the past.

By supporting this undertaking, Roche once again showed its readiness to foster innovative ideas. Sustainability needs to be more than just an idea, it has to be a practical reality.

Safety

It is important to Roche to offer our employees as healthy and safe a working environment as possible, in full awareness of the fact that their contribution is central to the company's success. Ongoing training on topics relating to safety as well as workshops on health-related questions ensure that our staff is always fully up to date on health and safety issues.

Safety and health at work

Despite preventive measures, it is not possible to avoid occupational illnesses completely. Locomotor problems are the most frequently observed. These include back problems and, particularly, inflammatory disorders of the upper extremities caused by repetitive movements, particularly related to the use of computers. The next most frequent work-related health problems are allergic and irritant skin reactions. Thanks to our efforts to improve early detection and intervention, we have been able to reduce the number of serious illnesses markedly. In virtually all Roche subsidiaries, safety and health committees have been introduced that focus on technical activities (production, laboratories, workshops). They cover, however, all employees on the respective site.

Study of accidents on site shows that typical chemical-related accidents such as poisoning and chemical burns are of secondary frequency. For years, accidents have centred on tripping, slipping and falling. It is particularly true here that unspectacular causes lead to far-reaching effects. Heavy injuries that entail a long recovery process are often the result of a small slip. Various affiliates have focussed on this and have developed a campaign dealing with prevention. Roche Mannheim took over the campaign developed by the German Accident Prevention & Insurance Association in order to raise awareness of the causes of everyday accidents and throw light on typical behavioural patterns so as to avoid dangerous situations. The result was a reduction of 38 % in accidents relating to tripping, slipping and falling. In addition, 12% fewer working days were lost as a result.

Stress, both at work and in the home, is cropping up time and again as a source of impaired performance or disorders. Roche intends, therefore, to undertake more in this area and develop measures to address the stress problem.

We are increasingly using access to employees in the workplace not only to help prevent potential work-related problems, but also to enhance staff health in general. Such initiatives include adding aspects of general preventive medicine to health monitoring programmes, motivating staff to increase their level of physical activity and providing information on healthy nutrition. This growing emphasis on promoting employee health has obvious benefits both for employees as well as the company.

Roche Accident Rate (RAR)

Year	RAR
2004	**0.088**
2003	0.10
2002	0.13
2001	0.16
2000	0.13

Occupational accidents

The positive trend in accident statistics continued in 2004 and when measured both within the old and new system boundaries, the number of accidents went down. Severity of accidents also went down which resulted in fewer working days lost.

Occupational illnesses

The type of accident reported over the last few years has remained unchanged. Locomotor disorders continue to be the most common. Accidents that are related to the use of chemicals are limited to allergies. No cases of chemical poisoning were reported.

Incidents

No incidents with serious consequences were reported within the Group in 2004. The number of incidents continued at such a low level that it is difficult to make statistically meaningful evaluations.

Accident statistics for 2004

	Roche Group
No. of employees in Roche Group	64,594
No. of employees recorded for statistics	59,420
No. of workdays recorded	12,871,583
No. of lost workdays recorded	5,051
No. of work accidents recorded	493
Work-related accidents/1,000 employees	8.30
Accidents/million working hours (CEFIC)	4.78
RAR (Roche Accident Rate)[1]	0.088

1 See Glossary/Explanatory notes on safety, health and environmental protection

Accidents per 1,000 employees in the Roche Group

	5 10 15 20
2004	**8.30**
2003	11.36
2002	11.67
2001	13.30
2000	14.64

Occupational illnesses 2004

	Roche Group
No. of recognised cases of occupational illnesses	208
Lost working days	996

Occupational illnesses (%)


Musculo-skeletal system 66.4%
Internal organs 0.7%
Lungs 6.6%
Skin 19.7%
Hearing 1.3%
Other 5.3%

Types of incidents 1996=100%


2000
2001
2002
2003
2004
Fire/explosion
Uncontrolled chemical reaction
Physical damage
Substance release
Total
100
80
60
40
20
0
26 5 17 48 95
14 5 12 14 45
19 0 4 17 40
21 0 5 19 45
12 2 14 21 50

Causes of incidents 1996=100%


2000
2001
2002
2003
2004
Technical failure
Human error
Process
Natural event
Total
100
80
60
40
20
0
29 60 2 2 95
17 24 5 0 45
14 21 7 2 45
19 19 7 0 45
29 7 5 10 50

Transport

Transport was concentrated, as in the previous year, on the road. Almost 80% of total transport takes place by road. Only one accident was reported in 2004, which took place on the road. A lorry carrying Roche medicines was destroyed in a collision. The total figure for incidents remained the same as for the previous year.

Outlook

We want our employees to enjoy the healthiest possible working environment. For this reason we ensure that training in safety and environmental protection is a regular feature so that damage to health can be avoided.

Various transport modes in 2004
shown as a percentage


Road 79.7%
Rail 0.1%
Sea 7.5%
Air 12.7%
Inland waterways 0%

Environmental protection

Changes in scope of reporting due to the inclusion of Chugai and Genentech and the sale of the OTC business has influenced the absolute values of the figures for environmental protection to the extent that no direct Group-level comparison is possible with the previous year. Small-scale analysis has shown, however, that the safety, health and environmental protection policy we have followed for many years has distinguished itself through continuous improvements.

Energy consumption

In addition to the contribution of Chugai and Genentech, this year for the first time the figures also include operation of the company's fleet of vehicles and business travel by air. In turn, the data for the individual sites show that the production sites are no longer the main consumers of energy but that these are now the large administrative centres in Basel, Nutley and Mannheim. The biotechnical plant at Genentech is an exception, the running of which requires considerable amounts of electricity. In 2004 the Roche Group required 11,899 TJ of energy from various sources to run its various operations.

Roche Palo Alto, USA, is an excellent example of Roche's efforts towards sustainable energy management. The Palo Alto facility joined the PaloAlto-Green project in October 2004. This programme has been focussing on making a sustainable social, economic and environmental contribution in Palo Alto since 2002. As a member of this programme Roche Palo Alto is able to make use of alternative energy generated by windmills that covers 5% of the company's annual energy needs. As a result the company is also responsible for reducing annual CO_2 emissions by 2,600 metric tons.

Energy consumption 2004[1]

	Roche Group
Natural gas	4,528
Oil	836
Coal	735
Waste	179
Renewable energy[2]	80
Electricity[3]	3,669
District heating	90
Fleet vehicles	748
Business travel by air	1,032
Total	11,899

1 Figures in TJ = 10^{12} joules
2 Excluding hydroelectric power generation
3 Excluding in-plant generation

Energy consumption (t/year)

Natural gas
Oil
Coal
Waste
District heating
Electricity
Fleet of vehicles
Business travel by air
Total

Axis: 10,000 · 8,000 · 6,000 · 4,000 · 2,000 · 0

2000	2001	2002	2003	**2004**
3,862	3,724	3,700	3,757	**4,528**
640	874	588	630	**847**
711	751	721	704	**735**
124	155	153	161	**179**
246	170	158	212	**90**
2,629	2,537	2,376	2,636	**3,669**
8,212	8,211	7,696	8,100	**748**
				1,032
				11,909

CO_2 emissions

Natural gas
Oil
Coal
Waste
Imported energy
Fleet of vehicles
Business travel by air
Wastewater treatment
Total CO_2

Axis: 892,500 · 765,000 · 637,500 · 510,000 · 382,500 · 255,000 · 127,500 · 0

2000	2001	2002	2003	**2004**
200,422	203,842	203,544	206,492	**245,000**
45,407	64,479	42,878	49,393	**65,000**
49,196	71,193	69,420	68,846	**72,000**
11,411	8,872	10,520	9,148	**12,000**
306,436	348,386	326,362	333,879	**483,000**
				52,000
				71,000
				14,000
				1,014,000

CO_2

The CO_2 emissions reported on in the past virtually all result from the combustion of fossil fuels used to generate power for the Roche Group. In accepting the Greenhouse Gas Protocol as the GRI standard for reporting on greenhouse gas emissions, additional emissions must be taken into consideration. Emissions resulting from business travel by air and from the company's fleet of vehicles as well as CO_2 emissions from wastewater treatment plants are now included in the total figures. The largest additional contribution, representing 48% of all emissions, comes from the CO_2 resulting from imported energy, in particular electricity. The individual partitions of emissions from the various energy sources were calculated using a conversion factor supplied by the Intergovernmental Panel on Climate Change (IPCC). Roche was responsible for CO_2 emissions that amounted to 1,013,860 metric tons in 2004.

CO_2 emissions in 2004[1]

	Roche Group
Natural gas	245
Oil	65
Coal	72
Waste	12
Imported energy	483
Fleet of vehicles	52
Business travel by air	71
Wastewater treatment	14
Total	1,014

1 figures in 1,000 t/a

Halogenated hydrocarbons

Halogenated hydrocarbons represent the second largest group of greenhouse gas emissions at Roche. They are used in cooling and air conditioning installations as well as in extinguishing equipment. In 2004 emissions amounted to 5.6 metric tons. With the help of established factors from the Intergovernmental Panel on Climate Change (IPCC), the global warming potential of halogenated hydrocarbons is being recalculated in CO_2 equivalents and then being set against CO_2 emissions as part of total greenhouse emissions.

Greenhouse effect – Roche's contribution

To calculate Roche's contribution to the greenhouse effect, greenhouse gas emissions are taken together with sales. It is expressed in CO_2 equivalents per million francs. In terms of the old system boundaries, a continuous reduction has been achieved over the last few years. When calculated according to the new system boundaries together with the additional sources of CO_2, the result is a value of 34.80.

Specific contribution to the anthropogenic greenhouse effect, Roche Group

Parameter	2000	2001	2002	2003	2004
CO_2 emissions from combustion (t)	306,000	348,000	326,000	334,000	1,014,000
CO_2 equivalents from halogenated hydrocarbons emissions[1] (t)	14,101	23,281	40,289	27,497	13,567
CO_2 equivalents total	320,101	371,281	366,289	361,497	1,027,567
Sales (francs in millions)	23,938	25,761	26,545	28,960	29,522
CO_2 equivalents (t) per million francs in sales	13.37	14.41	13.80	12.48	34.80

1 Mean global warming potential of halogenated hydrocarbons based on recalculation using conversion factor from IPCC

Waste

In 2004 the volume of waste from chemical production amounted to 42,722 metric tons. Of this 41,723 metric tons were incinerated and the remainder that includes incineration residues such as slag and ash but also sewage sludge was deposited in landfills. In addition, 3,613 metric tons of chemical waste were transferred to valorised products for reuse.

The total of general waste products came to 21,344 metric tons in 2004, of which 7,244 metric tons were construction waste and the majority of which was deposited in landfills. A total of 16,128 metric tons of general waste was deposited in landfills.

General waste in 2004 in metric tons per year

	Roche Group
Incineration	5,216
Landfill	16,128
of which is construction waste	7,244
Total	21,344
Recycling	29,215

Chemical waste in 2004 in metric tons per year

	Roche Group
Incineration	41,723
Landfill	999
Total	42,722
Valorisation	3,613

General waste (figures in t/year)



Incineration
Landfill
Construction debris
Total landfilled
Total
Recycling
2000
2001
2002
2003
2004
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
6,666
6,529
3,710
10,239
16,905
23,218
6,107
6,351
3,988
10,339
16,446
20,295
4,741
8,139
4,511
12,650
17,391
31,031
4,697
11,971
2,987
14,958
19,655
24,085
5,216
16,128
7,244
16,128
21,344
29,215

Chemical waste (figures in t/year)



Incineration
Landfill
Total
Valorised
2000
2001
2002
2003
2004
60,000
50,000
40,000
30,000
20,000
10,000
0
37,430
1,102
38,532
6,625
30,503
1,176
31,679
26,232
38,082
1,005
39,060
57,308
41,280
1,199
42,479
49,947
41,779
999
42,778
3,592

Atmospheric emissions (figures in t/year)



2000
2001
2002
2003
2004
1,200
1,000
800
600
400
200
0
888
47
935
404
404
808
762
41
803
409
436
845
698
46
744
423
228
651
405
44
449
315
159
474
969
41
1,010
442
261
703
Non-halogenated VOCs
Halogenated VOCs
Total VOCs
NOx
SO_2
Total inorganic

Air emissions

In 2004, Roche was responsible for 703 metric tons of inorganic emissions in the form of sulfur dioxide (SO_2) and nitrogen oxides (NOx). These substances were the result of incineration processes in energy generation. Air emissions of soot particulates and dust came to 63 metric tons. Emissions of volatile organic compounds (VOCs) came to 1,010 metric tons, of which 4 % contain halogens.

Atmospheric emissions in 2004 in metric tons per year

	Roche Group
Non-halogenated VOCs	969
Halogenated VOCs	41
Total VOCs	1,010
NOx	442
SO_2	261
Total inorganics	703

Wastewater

The organic carbon load is measured as total organic carbon (TOC) after wastewater treatment. A total of 1,344 metric tons was discharged in 2004. In contrast, heavy metal discharges amounted to 2.2 metric tons.

Emissions into water 2004

	Roche Group
TOC (in metric tons/year)	1,344
Heavy metals (in kg per year)	2,231

Emissions into water 2004

Year	0 / 500 / 1,000 / 1,500 / 2,000 / 2,500	Value
2004	TOC (t)	**1,344**
	Heavy metals (kg)	**2,231**
2003	TOC (t)	682
	Heavy metals (kg)	414
2002	TOC (t)	683
	Heavy metals (kg)	654
2001	TOC (t)	317
	Heavy metals (kg)	434
2000	TOC (t)	280
	Heavy metals (kg)	802

TOC (t) Heavy metals (kg)

Water consumption

Reporting on water consumption at Roche is now carried out according to the GRI Water Protocol. In 2004, 4.3 million metric tons of water were used in production or vaporised in cooling or air conditioning systems. 20.9 metric tons of wastewater from chemical production were purified in wastewater treatment plants. 9.8 million metric tons represented water from cooling systems that could be returned to receiving waters after thorough analysis.

Water consumption (in million cubic metres per year)

	Roche Group
Withdrawal from various sources	35.0
Purified in treatment plants	20.9
Returned to receiving waters	9.8
Used	4.3

Chemicals

The total volume of halogenated solvents in 2004 came to 3,410 metric tons. The manufacture of various substances still requires methylene chloride as a solvent. The production of the active substance Fuzeon was responsible for half of the total used. Chloroform is used only in the laboratory in small amounts.

Emissions from halogenated hydrocarbons from cooling and extinguishing installations decreased over the previous year and amounted to 5.6 metric tons. The inventory of these compounds stands at 156.3 metric tons. Figures for Genentech are not included in this total.

Halogenated solvents

Year	Consumption (t)
2004	**3,410**
2003	5,405
2002	4,537
2001	2,339
2000	2,274

Consumption of halogenated solvents in 2004 (in metric tons per year)

	Roche Group
Consumption	3,410

Halogenated hydrocarbons consumption and inventory in 2004 (in metric tons per year)

	Roche Group
Consumption	5.6
Inventory	156.3

Halogenated hydrocarbons

Year	Consumption (t)
2004	**5.6**
2003	7.6
2002	9.8
2001	8.7
2000	7.4

Global warming – measures for monitoring and avoidance

Warming of the earth's atmosphere and with it the global climate as a result of anthropogenic greenhouse gas emissions is rarely disputed nowadays. Carbon dioxide (CO_2), formed during the generation of power from fossil fuels, is the main contributor to the inventory of greenhouse gases at Roche, too. Of importance to our industry are also halogenated hydrocarbons that are used in cooling and air conditioning installations. Two examples testify to Roche's success in reducing greenhouse emissions so far.

Decreased exhaust fumes thanks to hybrid vehicles

Emissions will only be reduced if everyone makes a contribution. At the forefront are not only technical measures but also pilot projects that act as a base for more advanced programmes such as the use of hybrid vehicles as a form of transport.

Hybrid vehicles combine a small petrol engine as well as an electric motor. This clever combination of two types of engine power makes it possible to reduce exhaust emissions by an average of 50%. It is an electronic component that decides which of the two drive possibilities is called on. At regular speeds, it is the electric motor that takes over. These hybrid vehicles combine the advantages of both types of technology.

At Chugai Pharmaceuticals (Japan), 28% of the fleet of cars used by sales representatives are hybrid vehicles. This saves more than 40 tonnes in terms of CO_2 emissions each year. An employee commented: 'I used to have to fill the car twice a week, nowadays once a week is enough.'

Roche Nutley (USA) carried out a pilot project in this area and provided a number of marketing employees with hybrid vehicles. It was easy to find 20 volunteers for the project. They were selected from various parts of the USA and tested the vehicles under various climatic conditions. Thanks to the dedication of its employees, Roche Nutley is the first pharmaceuticals company in the USA that is planning to equip an entire sales team with hybrid vehicles. The hybrid pilot programme caught the attention of salespeople, customers, the media and regulatory authorities alike. It was featured in many articles. US Senator Dianne Feinstein wrote to Roche Nutley praising the company on the initiative and its aims as an excellent example to be followed by other companies.

Phasing out halogenated hydrocarbons

Roche has declared the replacement of halogenated hydrocarbons by environmentally friendly refrigerants as a Group-wide goal. For this purpose a Group directive has been issued defining the dates for the phasing out of the different types of halogenated hydrocarbons.

Significant investments at Roche Diagnostics

Investment in environmental protection in the US and Germany go beyond legal requirements.

Roche Diagnostics in the USA: Roche Diagnostics in Indianapolis, USA, was the first Roche site in North America to start using small rooftop ammo-

nia chillers in an effort to reduce emissions of halogenated hydrocarbons. Two further large ammonia chillers were installed in the production facilities more than two years ago at an incremental cost of about US$1 million, compared with traditional cooling methods.
To replace existing cooling systems using halogenated refrigerants a new ammonia-based installation is planned to provide the Indianapolis campus with comfort and process cooling, as well as refrigeration. Investments of more than US$50 million have been allocated to realise these plans by 2009.
In California, USA, Roche Molecular Systems, a unit of Roche Diagnostics, has completed the inventory of all equipment containing halogenated hydrocarbons. Significant investments will be necessary to replace existing equipment by new installations using alternative technologies.

- Heating, Ventilation and Air Conditioning: The new manufacturing facilities at Branchburg, New Jersey USA, utilise direct-fired absorption units located in a central utility plant to provide heating and cooling. Chillers using the refrigerant R134a, a halogenated hydrocarbon, are much more common. However, in consideration of the Roche Directive it was decided to purchase four large direct-fired absorption units at a capital cost premium of over US$ 1 million compared with the R134a refrigerant option. A separate project for the removal of halogenated hydrocarbon refrigerants with a credit application of US$ 1.5 million has been approved for the old Branchburg building.
- Process Cooling: The old main building at the Branchburg, New Jersey, site, the new manufacturing building and an off-site leased warehouse have walk-in refrigerators and freezers that are cooled with halogenated hydrocarbons. The individual cooling system for the refrigerators in the main building will be replaced initially with spare capacity from the process chillers. By 2015 these installations, which contain halogenated hydrocarbons, will be replaced by ammonia chillers in the central utilities plant. At the California sites, similarly to New Jersey, there are a number of walk-in refrigerators and freezers containing halogenated hydrocarbons that will be replaced by packaged rooftop ammonia systems by 2010. Currently, there are no acceptable, halogen-free refrigeration systems commercially available in the USA for freezers rated -20 °C and below; however, it is assumed that they will become available by 2015.

Roche Diagnostics in Germany: The Roche Directive is more stringent concerning fluorinated hydrocarbons than German or EU regulations. Under the terms of the Roche Directive, these more stringent requirements are being applied at the two sites in Germany, Mannheim and Penzberg. Hence, investments made and planned for the phasing out of halogenated hydrocarbons at both sites are higher than required by national laws.

- In Mannheim a wide range of coolers and refrigerators is used in the production, research and storage units. A significant proportion of cooling and freezing capacity is provided by a central ammonia chiller. Additionally, there is a decentralised ammonia chiller in the logistics centre. At the end of 2004, 70% of coolants meet the requirements of the directive and phasing out will be completed as laid out in the Roche Directive.
- At the Penzberg site in Germany, the clear focus is on coolants for the production and storage of products in more than 200 refrigeration or deep-freeze rooms, freeze-dryers, deep freezers (-80 °C) and hundreds of refrigerators. More than 75% of the installed cooling power already meets the requirements of the Roche Directive with respect to refrigerants. According to the Penzberg site master planning, the upgrades will be completed by 2010 and 2015 respectively. In addition, a pilot plant with ammonia cooling and a glycol-water cooling circuit is under construction and will start operation in 2005 to gain more experience with this cooling technique.

Another milestone in sustainable architecture for Roche



After building the facility in Graz (Austria), with its newest construction project in Welwyn Garden City (Great Britain), Roche has shown that it is following through on its goal of setting the standard for sustainable architecture without in any way compromising the traditionally high requirements in terms of quality and form.

On 21 September 2004, the last screws in the new UK headquarters in Welwyn Garden City were given their final twist. Construction of the building is on schedule and later on this year in September, the 1,200 employees will move in and take up residence. Those responsible for the building can take particular pleasure in its being distinguished by the Building Research Establishment's Environmental Assessment Method (BREEAM) as 'Excellent'. This is an award for sustainable construction in Great Britain that is widely recognised and respected.

The award is the result of a number of noteworthy measures. The internal façade of the building is clad with timber and the energy saving approach to the construction of the building will lead to a reduction in CO_2 emissions. The maximum level of emissions legally allowed has been undercut by 20%. The water used in the air conditioning system is cooled by circulating it through 100-metre deep return loop boreholes, which will also save a considerable amount of energy. In addition, ammonia cooling systems are being used, which have no effect on the ozone layer nor do they contribute to global warming. Thanks to this combination emissions amounting to 75 metric tons of CO_2 per year can be avoided. It is the first time that the system as used in Welwyn Garden City is being applied in a company in England and it is the first of its type at Roche.

After creating the Kaiseraugst office building, as well as those in Graz, Basel and other locations, Roche has taken yet another giant step in the direction of sustainable architecture and once again set the standard for the further development of company buildings.

Eco-efficiency and expenditure on safety, health and environmental protection

Progress and performance in the area of SH&E have a direct effect on the social as well as economic dimensions of sustainability. In this way, for example, the reduction of emissions or careful use of resources has a positive effect on the environment as well as on Roche's economic performance. In the last few years, the key figures for eco-efficiency in regard to emissions, waste and energy consumption have improved continuously in the same proportion as financial turnover.

Eco-efficiency

Sustainable development also includes careful use of resources in order to limit the development opportunities of future generations as little as possible. Eco-efficiency is an important element in the promotion of this kind of development. Eco-efficient production processes conserve resources such as raw materials and energy and reduce the impact on the environment by decreasing emissions and waste volumes. There is also often a financial impact. The targeted development of such processes offers the chemical-pharmaceutical industry the most effective opportunities for increasing eco-efficiency.

On the product side, eco-efficiency means extended durability, high product and service value (e.g. efficacy of a drug, sensitivity or accuracy of diagnostic tests), and better functionality (targeted and measured application of a drug, easy handling of diagnostic equipment using the smallest possible quantities of reagents). The ways in which it is possible to influence the eco-efficiency of a pharmaceutical product are very limited. These are almost completely determined by the properties of the active ingredients.

Roche quantifies eco-efficiency by calculating the Eco-Efficiency Rate (EER). This is based not only on parameters that are easy to measure numerically (such as quantities of substances emitted or wastes produced) but also on financial figures such as sales and expenditure specifically for environmental protection. The EER is an indicator of the ecological effect of expenditures in the environmental area in relation to sales and to the environmental damage that results from Roche's operations. In this way, the EER represents a benchmark for our efforts to create value requiring lower expenditure and to promote the use of fewer resources.

The EER is proportional to sales and inversely proportional to the expenditures for environmental protection and to environmental damage (see Glossary for details). The higher the EER, the greater the degree of eco-efficiency.

Environmental damage measured according to the new system boundaries presents a completely new profile. The largest contributor is atmospheric pollutants stemming from volatile organic compounds (VOC) and nitrogen oxides (NOx), followed by sulfur dioxide (SO_2) and carbon dioxide (CO_2).

Water pollution resulting from the discharge of organic substances and heavy metals is minimal, as is damage resulting from waste generation.
The effects of financial parameters sales and environmental costs on the EER are similar to those presented within the old boundaries. Environmental expenditure is strongly affected by various construction projects both for the Pharmaceuticals and Diagnostics Divisions. Investments in two of the larger projects in Basel and Penzberg will show a strong rise in cost efficiency in 2005.

In comparison with previous years, the EER value is lower and therefore not as good. This is a result of the new basis of consolidation but also because additional emissions and energy consumption have been taken into consideration. It is clear that changes in individual parameters are expressed in the calculation of the EER value, showing that we have a sensitive instrument with which to measure eco-efficiency.

Investment and operating costs

Expenditure on safety, health and environmental protection within the Roche Group came to 483 million francs. This amount is attributed to investments that were made in various areas as well as to operating costs.

Calculation of investments in the area of environmental protection took into consideration only 100% of the value of construction projects dealing with wastewater treatment plants or incineration plants. A representative proportion of the investment was calculated for environmental protection for other projects such as new production facilities or plants. Expenditure in 2004 came to 74 million francs.

Investments in safety and health were calculated in the same way. The average taken over many years covers ongoing updating of safety standards with the latest technology and came to a total in 2004 of 86 million francs.

Operating costs for safety, health and environmental protection amounted to 323 million francs in 2004. In safety and health this amount covers ongoing expenditure for services such as safe laboratories, fire extinguishing services, medical care or maintenance of safety installations as well as security. In the area of environmental protection, the costs for running wastewater treatment plants, surveillance and treatment of exhaust air, including all the necessary analytical testing were taken into consideration.

The drop in value of the US dollar and its associated currencies influenced exchange rates in 2004 only minimally. Total SH&E costs shown in francs were distorted by approximately 2% due to the franc's strength against local currencies. Taken against total sales for Roche, expenses for safety, health and environmental protection in 2004 came to 1.64% (last year 1.28%).

SH&E personnel

The total number of employees working full-time in safety, health and environmental production in Roche affiliates was 532.

SH&E expenditure[1]

	Roche Group
Investment	
For safety and health	86
For environmental protection	74
For SH&E	160
Operating costs for SH&E	323
Total expenditure for SH&E	483

1 In millions of francs

SH&E expenditure (in millions of francs)



2000
2001
2002
2003
2004
480
420
360
300
240
180
120
60
0
Investments in S
Investments in E
Investments in SH&E
Operating costs for SH&E
Total expenditure on SH&E
42
55
97
223
320
44
36
80
225
305
49
49
98
225
323
63
72
135
236
371
86
74
160
323
483

Key figures for eco-efficiency (including Chugai and Genentech as of 2004)

Key figures	Unit	1992	2003	Δ% 92/03	2004
Energy	TJ/1 million francs sales	0.649	0.279	-57.0	0.403
CO_2	T/1 million francs sales	26.755	11.53	-56.9	34.35
VOC	T/1 million francs sales	0.207	0.016	-92.5	0.034
Water	m^3/1 million francs sales	1,776	670	-62.3	145.65
TOC	T/1 million francs sales	0.199	0.023	-88.2	0.045
Chemical waste	T/1 million francs sales	1.72	1.46	-14.8	1.45

Eco-Efficiency Rate (EER) (including Chugai and Genentech as of 2004)

	2000	2001	2002	2003	2004
Sales[1]	21,856	22,757	21,438	22,428	29,522
Environmental expenditure[1]	147	130	144	172	194
Environmental damage[2]	7.72	7.38	6.37	4.38	8.40
EER	19.25	23.72	23.28	29.28	17.85

1 In millions of francs

2 In millions of environmental damage units

Better safety, health and environmental protection thanks to better cooperation

Roche has been committed to sustainability in the areas of safety, health and environmental protection (SH&E) for many years. The progress achieved can only be guaranteed thanks to the smooth cooperation between all the specialists involved throughout the Group who are committed to SH&E. To promote this cooperation and to create synergies, the Corporate Safety, Health and Environmental Protection department (CSE) organises regular meetings for those responsible for SH&E.

Guidelines for sustainable development

The corporate SH&E policy is defined in detail in the 'Guidelines for the Assurance of Safety, Health and Environmental Protection', which are supplemented by instructions for area-specific implementation. These guidelines are based on ISO Standard 14000 ('Environmental Management Systems') as well as on many years of experience. They also take into account the commitments that Roche has made as a signatory to the International Chamber of Commerce (ICC) Business Charter for Sustainable Development and as a member of the World Business Council for Sustainable Development (WBCSC) and the Responsible Care initiative of the chemical industry. The Roche Guidelines to safety, health and environmental protection apply throughout the Group. They take precedence over local legal requirements where they exceed those requirements, and they form the basis for the local safety, health and environmental protection manuals that must be created by individual Roche affiliates.

Success thanks to a reliable structure

Thanks to a time-tested organisational structure, Roche is able to ensure not only that a common policy is defined but also that local circumstances and strengths can be taken into account in the implementation of that policy. This approach has paid off: Good cooperation between these various functions as well as the sense of responsibility shared by the employees involved led to the fact that in 2004 no fines resulting from disregard of legal requirements were raised in the SH&E area.

Provision for local risks

The Executive Committee defines corporate policy on safety, health and environmental protection. Local responsibility for all safety, health and environmental protection issues is assigned to the general managers of individual affiliates or to site managers. They are responsible for developing and training a safety, health and environmental protection organisation appropriate to local risks, and they issue the necessary regulations. In doing so, they rely on support from the local safety and environmental protection department. Every employee also has a personal responsibility for safety, health and environmental protection commensurate with his or her knowledge, abilities and experience. The executive staff and specialists from Corporate Safety, Health and Environmental Protection (CSE) develop proposals dealing with safety, health and environmental policy for the Executive Committee and monitor implementation of this policy. The eco-delegates who support line management in the two divisions are responsible for actively promoting sustainable development and ongoing improvements in the areas of safety and – more particularly – environmental protection.

Cooperation among those responsible for SH&E

Promotion of sustainable development and continuous improvements in the field of safety, health and environmental protection is made up of SH&E officers in the individual affiliates within a SH&E network. Meetings are organised regularly in order to support these people in their activities. In 2004, too, 55 SH&E responsibles from all over the world met in Buonas (Switzerland) between 4 and 8 October, 2004 to take advantage of each other's experience and to network.

As well as information on the current status quo of SH&E activities at Roche that included presentations and analyses of strengths and weaknesses, the following topics were discussed:

- reporting on sustainable development in business
- energy management, inventory on CO_2 emissions and halogenated hydrocarbons, noise, biosafety, dealing with highly active substances, risk analyses and audits
- practical tips to solve problems in SH&E.

On the whole, the results were positive: continuous improvement can be seen in safety and environmental protection. To this end, it is important to have the personal commitment of each individual, as well as their critical faculties and the desire to make improvements.

Auditing

Safety, health and environmental audits (SH&E audits) are a key element in the Roche SH&E management system. Since 1980 the Group function Safety, Health and Environmental Protection has been carrying out SH&E audits, to date more around 800 have been performed.

In 2004, a total of 21 production facilities, distribution centres, informatics installations and office buildings were audited in 10 countries. Overall, the results were good.

The emphasis during audits is on the safe and environmentally sound behaviour of employees in the workplace, as well as the technical safety of processes and plants. Increased attention is being paid to access to critical buildings and plants as well as sabotage. According to a SH&E directive, risk analyses must be carried out and measures must be implemented to reduce risks to an acceptable level. There must be a risk inventory on every site where risks to persons, the environment, plant and the business are listed and monitored at a Group-wide level.

18 SH&E audits of important suppliers who manufacture crucial intermediate chemical products for Roche, galenic end products or who produce exclusive equipment parts were also carried out in 2004.

Responsible Care

Responsible Care (RC) is the worldwide initiative launched by the chemical industry with the goal of achieving continuous improvement in safety, health and environmental protection (SH&E). The initiative also demands that the chemical industry maintains open communication about its activities in order to show that it is a reliable partner in efforts to solve problems in the SH&E area. Companies participating in the RC initiative account for 90% of chemical production worldwide.

Within Roche, a network of local RC coordinators initiates and promotes activities at the various sites as well as on a regional or Group-wide level. A Roche newsletter called 'Horizons' is published to increase awareness about the RC initiative throughout the Group and to report on local, divisional and Group-wide activities in the areas of safety, health and environmental protection.

The locations that have had particular success in their efforts to prevent workplace accidents were distinguished for the fifth time with the 'Roche Responsible Care Network Award'.

Assurance

Auditing of reporting for sustainable development by an external body not only increases credibility with external partners, but also serves to protect standards of quality internally.

Independent Assurance Report on the Roche Group Sustainability Reporting

We have been engaged to provide assurance on the Sustainability Report 2004 (the 'Report') of Roche Group and its consolidated subsidiaries excluding Chugai and Genentech (the 'Group'), all for the year ended December 31, 2004.

We have performed evidence-gathering procedures on (hereafter jointly referred as the 'subject matter'):

- The SHE key figures of the table entitled 'most important SHE key figures' on page 74;
- Some selected social dimension data ('social data'); and
- The management and reporting for the preparation of these reports and figures.

We have evaluated the subject matter against the following criteria (the 'evaluation criteria') described on page 29:

- The Roche Group internal sustainability reporting guidelines with respect to the Responsible Care Health, Safety and Environmental reporting guidelines published by the European Chemical Industry Council CEFIC and the 'Sustainability Reporting Guidelines 2002' published by the Global Reporting Initiative (GRI);
- The procedures by which the SHE data and the social data are prepared, collated and aggregated internally; and
- The control environment over the accuracy and completeness of the SHE data and the social data.

Our statement should be read in conjunction with the inherent limitations of accuracy and completeness for sustainability data, as well as in connection with the Roche Group internal reporting guidelines explained on page 104 and the 'scope of reporting' on page 29.

Roche Group is responsible for both, the subject matter and the evaluation criteria.

Our responsibility is to report on the internal reporting processes, data, and key figures for Social Dimension and SHE based on our evidence-gathering procedures in accordance with International Framework Standards for Assurance Engagements, approved December 2003 by the International Auditing and Assurance Standards Board (IAASB).

We planned and performed our evidence-gathering procedures to obtain a basis for our conclusions in accordance to the International Standard on Assurance Engagements (ISAE) 3,000 'Assurance Engagements other than Audits or Reviews of Historical Information', approved December 2003 by the IAASB.

The scope of our evidence-gathering procedures was to:

- Assess how Roche staff apply the Group internal sustainability reporting guidelines at the site level using a sample of six production sites covering the Pharmaceutical and Diagnostics divisions;
- Test the effectiveness of the internal sustainability reporting system used to collect SHE data and the social data from Group sites;
- Observe compliance with the Group internal sustainability reporting guidelines at selected sites; and
- Perform specific procedures to check, on a sample basis, the SHE data and the social data.

Our evidence-gathering procedures included the following work:

- Visiting selected sites in Switzerland, Italy, Mexico, the US and China;
- Interviewing the responsible staff for data collection and sustainability reporting on the sites we visited and on Group level;
- Assess the data consolidation process on Group level;
- Reading and performing tests of the relevant documentation on a sample basis, including Group policies, management and reporting structures,

documentation and systems used to collect, analyze and aggregate reported SHE data and social data; and
- Performing tests on a sample basis on evidence supporting selected SHE data and social data with regard to the reported data aggregation from the selected sites to Group level.

However, we have not performed site visits at Chugai and Genentech.

In our opinion
- the Roche Group internal sustainability reporting guidelines are applied properly at the selected sites;
- the internal SHE reporting system to collect the SHE data is functioning as designed; and
- the social dimension reporting provides an appropriate basis for the disclosure of social dimension information, in all material respects, based on the evaluation criteria.

Based on our work described in this report, nothing has come to our attention that causes us not to believe that the procedures by which the SHE data and social dimension information was prepared, collated and aggregated and the control environment at the selected sites are based on established and accepted measurement and analytical methods and give a fair picture of the SHE and social dimension performance, in all material respects, based on the evaluation criteria.

PricewaterhouseCoopers AG

Dr. Thomas Scheiwiller — Jürg Hutter

Zurich, 14 January, 2005

GRI reference list

This list shows how GRI indicators were taken into consideration in this Sustainability Report.

Vision and Strategy

	1	2	3	4	5	6	7	Page in report/remarks
1.1 Statement of the organisation's vision and strategy regarding its contribution to sustainable development.	■							Pages 11, 106
1.2 Statement from the CEO.	■							Page 5

Profile

	1	2	3	4	5	6	7	Page in report/remarks
Organisational Profile								
2.1 Name of reporting organisation.	■					■		
2.2 Major products and/or services.						■		
2.3 Operational structure of the organisation.						■		
2.4 Description of major divisions, operating companies, subsidiaries and joint ventures.						■		
2.5 Countries in which the organisation's operations are located.						■		
2.6 Nature of ownership; legal form.						■		
2.7 Nature of markets served.						■		
2.8 Scale of the reporting organisation:								
• number of employees;	■					■		Page 58
• products produced/services offered (quantity or volume);						■		
• net sales; and	■					■		Page 35
• total capitalisation broken down in terms of debt and equity.						■		
In addition to the above, reporting organisations are encouraged to provide additional information, such as:								
• value added;						■		
• total assets; and						■		
• breakdowns of any or all of the following:								
• sales/revenues by countries/regions that make up 5 percent or more of total revenues;						■		According to region, no further detail
• major products and/or identified services;								Only products with highest sales
• costs by country/region; and						■		
• employees by country/region.	■					■		Page 58
2.9 List of stakeholders, key attributes of each, and relationship to the reporting organisation.					■			
Report Scope								
2.10 Contact person(s) for the report, including e-mail and web addresses.	■							Page 108
2.11 Reporting period (e.g., fiscal/calendar year) for information provided.	■							Page 31
2.12 Date of most recent previous report (if any).	■							Page 5
2.13 Boundaries of report and any specific limitations on the scope.	■							Pages 29, 72
2.14 Significant changes in size, structure, ownership, or products/services that have occurred since the previous report.	■					■		Pages 29, 72

	1	2	3	4	5	6	7	Page in report/remarks
2.15 Basis for reporting on joint ventures, partially owned subsidiaries, leased facilities, outsourced operations, and other situations that can significantly affect comparability from period to period and/or between reporting organisations.	■					■		Based on CEFIC; all required parameters are shown Page 29
2.16 Enplanation of the nature and effect of any re-statements of information provided in earlier reports, and the reasons for such restatement.	■							Pages 29, 72
Report Profile								
2.17 Decisions not to apply GRI principles or protocols in the preparation of the report.	■							Page 29
2.18 Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.	■							Page 30
2.19 Significant changes from previous years in the measurement methods applied to key economic, environmental, and social information.	■							Pages 29, 72
2.20 Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the Sustainability Report.	■							Page 29
2.21 Policy and current practice with regard to providing independent assurance for the full report.	■							Page 29
2.22 Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including facility-specific information (if available).	■							Page 108

Governance structures H13 and management systems

	1	2	3	4	5	6	7	Page in report/remarks
Structure and Governance								
3.1 Governance structure of the organisation.						■		
3.2 Percentage of the board of directors that are independent, nox-enecutive directors.						■		
3.3 Process for determining the expertise board members need to guide the strategic direction of the organisation, including issues related to environmental and social risks and opportunities.						■		
3.4 Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.	■							Page 27
3.5 Linkage between executive compensation and achievement of the organisation's financial and non-financial goals (e.g., environmental performance, labour practices).						■		
3.6 Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.	■					■		Page 27
3.7 Mission and values statements, internally developed codes of conduct or principles, and polices relevant to economic, environmental, and social performance and the status of implementation.	■							Pages 11, 27, 106
3.8 Mechanisms for shareholders to provide recommendations or direction to the board of directors.						■		
Stakeholder Engagement								
3.9 Basis for identification and selection of major stakeholders.	■							Page 24
3.10 Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group.		■						Page 24

	1	2	3	4	5	6	7	Page in report/remarks
3.11 Type of information generated by stakeholder consultations.		■						Page 24
3.12 Use of information resulting from stakeholder engagements.	■							Page 24
Overarching Policies and Management Systems								
3.13 Explanation of whether and how the precautionary approach or principle is addressed by the organisation.		■						
3.14 Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.	■							Pages 23, 25, 92
3.15 Principal memberships in industry and business associations, *and/or national/international advocacy organisations.*	■							Pages 24, 25
3.16 Policies and/or systems for managing upstream and downstream impacts, including:								
• supply chain management as it pertains to outsourcing and supplier environmental and social performance; and	■							Page 21
• product and service stewardship initiatives.	■							Pages 21, 23, 24
3.17 Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities.	■							Pages 35, 36
3.18 Major decisions during the reporting period regarding the location of, or changes in, operations.						■		Page 29
3.19 Programmes and procedures pertaining to economic, environmental, and social performance. Include discussion of:								
• *priority and target setting;*	■							Page 11
• major programmes to improve performance;	■							Page 28
• internal communication and training;	■							Pages 28, 69, 91
• performance monitoring;	■							Page 30
• internal and external auditing; and	■							Pages 92, 94
• senior management review.	■							Page 27
3.20 Status of certification pertaining to economic, environmental, and social management systems.	■							Page 92

GRI Content Index

	1	2	3	4	5	6	7	Page in report/remarks
4.1 A table identifying location of each element of the GRI Report *Content, by section and indicator.*	■							Page 96

Economic performance indicators

	1	2	3	4	5	6	7	Page in report/remarks
Customers								
EC1: Net sales	■					■		Page 35
EC2: Geographic breakdown of markets						■		
Suppliers								
EC3: Cost of all goods, materials, and services purchased						■		
EC4: Percentage of contracts that were paid in accordance with agreed terms.					■			In principal each contract is carried out according to the agreed terms.
Employees								
EC5: *Total payroll and benefits*	■					■		*Page 58*
Capital providers								
EC6: Distributions to providers of capital						■		
EC7: Increase/decrease in retained earnings at end of period						■		

	1	2	3	4	5	6	7	Page in report/remarks
Public sector								
EC8: Total sum of taxes of all types broken down by country						■		Total income taxes are shown (not broken down by country)
EC9: Subsidies received					■			
EC10: Donations				■				Roche does not currently issue any global figures as they have only limited significance. Page 52.

Environmental performance indicators

	1	2	3	4	5	6	7	Page in report/remarks
Material								
EN1: Total materials used other than water, by type				■				The production of individual pharmaceutical substances takes place using completely different syntheses in many different places and at different times. This figure does not have any continuity and as such does not value in the estimation of environmental performance.
EN2: Percentage of materials used that are wastes				■				See remarks for EN1.
Energy								
EN3: Direct energy use	■							Pages 74, 79
EN4: Indirect energy use	■							Pages 74, 79
EN17: Initiatives to increase energy efficiency	■							Pages 71, 85
EN19: Other indirect energy use	■							Page 79
Water								
EN5: Total water use	■							Page 84
Biodiversity								
EN6: Biodiversity-rich habitats			■					Not relevant to Roche business
EN7: Impacts on biodiversity				■				Eco-toxicological material data for intermediate and end products are being prepared but are not published in this report.
Emissions, Effluents, and Waste								
EN8: Greenhouse gas emissions	■							Pages 74, 83, 85
EN9: Use and emissions of ozone-depleting substances	■							Pages 74, 83
N10: NOx, SO_2 and other significant air emissions by type	■							Pages 74, 83
EN11: Total amount of waste	■							Pages 74, 82
EN12: Significant discharges to water by type	■							Page 83
EN13: Significant spills of chemicals, oils, and fuels	■							Page 84
Products and services								
EN14: Significant environmental impacts				■				Environmental risk assessments of principal products and services were prepared for all active substances but are not published in this report.
EN15: Recyclable products	■							Page 82. Valorised by-products, recycled solvents
Compliance								
EN16: Fines for non-compliance	■							Page 91
Overall								
EN35: Total environmental expenditures by type	■							Pages 89, 90

Social performance indicators

	1	2	3	4	5	6	7	Page in report/remarks
Employment								
LA1: Workforce	■							Page 58
LA2: Net employment creation and average turnover	■							Page 58, 59

	1	2	3	4	5	6	7	Page in report/remarks
Labour/Management relations								
LA3: Percentage of employees represented	■							Page 67
LA4: Policy and procedures involving information, consultation, and negotiation with employees over changes	■							Page 67
Health and safety								
LA5: Occupational accidents and diseases	■							Pages 76, 77
LA6: Health and safety committees	■							Page 76
LA7: Key figures on injury, lost day, and absentee rates and work-related fatalities	■							Page 77
LA8: Description of policies or programmes on HIV/AIDS	■							Page
Training and further education								
LA9: Average hours of training per year per employee	■							Page 67

Diversity and opportunity

	1	2	3	4	5	6	7	Page in report/remarks
LA10: Equal opportunity policies and programmes	■							Page 65
LA11: Composition of senior management and corporate governance bodies (including the Board of Directors)						■		
LA12: Employee benefits		■		■		■		Page 63 Locally arranged according to performance of each local business.

Human rights

	1	2	3	4	5	6	7	Page in report/remarks
Strategy and management								
HR1: Policies, guidelines, corporate structure, and procedures to deal with human rights	■						■	Pages 66, 67, 106
HR2: Human rights and investment and procurement decisions	■						■	Pages 66, 106
HR3: Human rights and the supply chain	■						■	Pages 21, 67, 106
Non-discrimination								
HR4: Prevention of discrimination in business activities	■						■	Page 65
Freedom of Association and Collective Bargaining								
HR5: Principles of freedom of association policy	■						■	Pages 66, 67
Child labour								
HR6: Principles regarding exclusion of child labour	■						■	Pages 66, 67
Forced and compulsory labour								
HR7: Guidelines to prevention of forced and compulsory labour	■						■	Pages 66, 67

Social

	1	2	3	4	5	6	7	Page in report/remarks
Guidelines on communities/companies								
SO1: Description of policies to manage impacts on communities areas affected by activities, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.					■			No general guidelines. Defined locally. 40% of local companies have their own guidelines.
SO4: Awards received relevant to social, ethical, and environmental performance	■							Pages 24, 60, 61, 62, 63, 64, 66, 85, 87
Bribery and corruption								
SO2: Guidelines to addressing bribery and corruption	■							Page 23

	1	2	3	4	5	6	7	Page in report/remarks
Political support								
SO3: Guidelines to managing political lobbying and contribution						■		No general guidelines. Directed by local arrangements
Competition and pricing								
SO6: Court decisions pertaining to anti-trust and monopoly regulations						■		
SO7: Guidelines to prevention of anti-competitive behaviour	■							Page 23

Product responsibility

	1	2	3	4	5	6	7	Page in report/remarks
Consumer health and safety								
PR1: Guidelines to preservation of customer health and safety	■							These principles are covered in the pharmaceutical industry to a great extent by national and international laws and guidelines.
Products and services								
PR2: Guidelines to product information and labelling	■							These principles are covered in the pharmaceutical industry to a great extent by national and international laws and guidelines.
Respect for privacy								
PR3: Guidelines to consumer privacy	■							These principles are covered in the pharmaceutical industry to a great extent by national and international laws and guidelines.

1 Indicator and detailed data in report
2 Indicator is covered in report but detailed data is not fully available
3 Indicator does not apply to Roche
4 Data submitted but not published in this report
5 Data not available
6 To be found in financial section of Annual Report
7 No material violations

Glossary

Bioethics
An umbrella term that covers man's responsibility to all living things (human beings, animals, plants, ecosystems). Bioethics deals with, among others, questions concerning the consequences of genetic engineering and reproductive medicine.

Corporate Citizenship (CC)
The company's participation as a 'good citizen' in public life by voluntarily making social and ecological commitment a part of general business activities.

Corporate Governance
Ensuring open, transparent and responsible running and monitoring of a company.

Corporate Social Responsibility (CSR)
Concept that demands social responsibility from companies and aims at increased quality of life as well as prosperity of employees, the local community and society as a whole.

Compliance Officer
The Compliance Officer is responsible for ensuring that corporate principles are observed for the entire organisation. He is also the contact for shareholders, employees, customers, suppliers and the public on questions regarding Corporate Governance.

Genes
A part of inherited information. Genes are a section of DNA, which carries information on the manufacture of messenger RNA and with it the blueprint of a specific protein. The full complement of genes that covers all the genetic information of an organism is known as the genome.

Genetics
The science of heredity. Classical genetics deal with the laws governing the hereditary transmission of characteristics principally in highly developed organisms. It is based on the genes, known as DNA molecules, transferred from one generation to another.

Genomics
In genomics, the genome (the sum of genetic information in a human being) and its structure and functioning are studied, and all findings are further developed.

Global Reporting Initiative
An independent body that develops and distributes internationally acknowledged guidelines for reporting on the subject of sustainability. The guidelines are used by facilities and companies on a voluntary basis for reports on the economic, social as well as environmentally relevant aspects of their activities. (www.globalreporting.org)

Good Clinical Practice Regulations (GCP)
A standard followed for carrying out, recording, evaluating and reporting on clinical trials that guarantees the credibility of the data, the protection of patient rights as well as data protection.

Good Laboratory Practice (GLP)
Internationally recognised guidelines for the equipment and execution of experiments in laboratories. Before a pharmaceutical preparation intended for humans or animals goes into clinical trials, it must first undergo extensive laboratory and animal testing. The same applies to food additives, cosmetics and similar products. GLP regulates the equipment and execution of this testing and trials.

Good Manufacturing Practice Regulations (GMP)
Guidelines for the manufacture of pharmaceuticals. Overall control of manufacturing processes is indispensable in the pharmaceutical industry in order to ensure that end users receives quality pharmaceuticals. The manufacturer must take responsibility for his products and in this way no process steps are left to chance.

Innovation
A new progressive solution to a particular problem. It can lead to an advance or change in the technical, social or economic domain.

Sustainable Development
Definitions of sustainable development vary according to viewpoint and interests. At Roche, we follow that of the Brundtland Report of 1986: A development is sustainable 'that meet the needs of the present without compromising the needs of future generations'. (Source 'Our Common Future' by the

World Commission for Environment and Development. Chairman of the Commission: Gro Harlem Brundtland, former Minister for the Environment and then Prime Minister of Norway)

Non-Governmental Organisation (NGO)
A non-governmental organisation is an interest-oriented organisation that takes responsibility for specific principles and goals independent of state institutions.

Eco-efficiency
Eco-efficiency represents the relationship between value created (goods and services) to its effect on the environment. Special emphasis is laid on careful use of resources.

Natural Resources
Raw materials as well as valuable environmental resources used for production that are applied in industrial activities.

Stakeholder
All individuals or interest groups that could influence the achievement of a company's goals or that are affected by it. Among them are employees, customers, financiers, suppliers, competitors and the local community.

Triple Bottom Line
With the triple bottom-line concept, company success is not measured by financial results alone, socially and ecologically relevant results are also taken into consideration.

Company Ethics
Company ethics deal with how a company takes moral norms and ideals into consideration alongside economic conditions.

The Least Developed Countries
The following countries are designated by the United Nations (UN) as Least Developed:
Afghanistan, Angola, Bangladesh, Benin, Bhutan, Burkina Faso, Burundi, Cambodia, Cape Verde, Central African Republic, Chad, Comoros, Democratic Republic of Congo (formerly Zaire), Djibouti, East Timor, Equatorial Guinea, Eritrea, Ethiopia, Gambia, Guinea, Guinea Bissau, Haiti, Kiribati, Lao People's Democratic Republic, Lesotho, Liberia, Madagascar, Malawi, Maldives, Mali, Mauritania, Mozambique, Myanmar, Nepal, Niger, Rwanda Samoa, Sao Tome and Principe, Senegal, Sierra Leone, Solomon Islands, Somalia, Sudan, Tanzania, Togo, Tuvalu, Uganda, Vanuatu, Yemen, Zambia

Additional countries in sub-Saharan Africa not covered by the UN list of Least Developed Countries for which the lowest level no profit prices apply:
Botswana, Cameroon, Congo, Côte d'Ivoire, Gabon, Ghana, Kenya, Mauritius, Namibia, Nigeria, Seychelles, South Africa, Swaziland, Zimbabwe

Low-income economies – source World Bank classification of economies*:
Armenia, Azerbaijan, Georgia, India, Indonesia, Democratic Republic of Korea, Kyrgyz Republic, Moldova, Mongolia, Nicaragua, Pakistan, Papua New Guinea, Tajikistan, Ukraine, Uzbekistan, Vietnam

Lower middle income economies*†:
Albania, Algeria, Belarus, Belize, Bolivia, Bosnia and Herzegovina, Bulgaria, China, Colombia, Cuba, Dominican Republic, Ecuador, Egypt, El Salvador, Fiji, Guatemala, Guyana, Honduras, Iran, Iraq, Jamaica, Jordan, Kazakhstan, Republic of Macedonia, Marshall Islands, Micronesia Federal States, Morocco, Paraguay, Peru, Philippines, Romania, Russian Federation, Sri Lanka, St. Vincent and the Grenadines, Surinam, Syrian Arab Republic, Thailand, Tonga, Tunisia, Turkey, Turkmenistan, West Bank and Gaza, Federal Republic of Yugoslavia

* Those not otherwise classified as 'Least Developed' by the UN.

† Other than those already listed above in the list of sub-Saharan countries where no-profit prices apply.

Explanatory notes on safety, health and environmental protection

Accidents

RAR, Roche Accident Rate

The RAR is calculated by multiplying by 1,800 the number of working days lost due to accidental injury and then dividing the result by the total number of man-hours worked per year. This yields the average number of working days lost per employee per year. Working days are considered as lost if they involve an absence of more than half a day.

Production

At Roche there are two types of production relating to product manufacture, which are defined as follows:

Chemical production

Manufacture of pharmaceutical substances and diagnostic reagents through chemical and fermentation processes.

Pharmaceutical/diagnostics production

Processing chemical ingredients into dosage forms ready for sale e.g. tablets, capsules, sugar-coated tablets, sterile solutions, infusion solutions, syrup, ointments as well as manufacturing diagnostic reagents, test strips etc.

Production index

End-product volume of Group-wide chemical production in percent, referring to base year 1992=100%.

Environmental protection

Energy consumption

Is calculated as the total consumption of primary energy sources: heating oil, kerosene, petrol, coal, electricity and steam as well as waste incinerated in-plant.

SO_2 and NOx emissions

The quantities resulting from the combustion of energy sources are recorded as SO_2 and NOx emissions.

CO_2 emissions

Calculated from the consumption of natural gas, heating oil, kerosene, petrol, coal (anthracite), and waste used for power generation by means of defined factors (quantity of CO_2 per GJ of energy). CO_2 emissions from bought-in electric power and district heat generation were covered by an appropriate estimate. The calculation was made based on information provided by suppliers or according to country-specific factors provided by the Intergovernmental Panel on Climate Change (IPCC). CO_2 emissions from wastewater treatment plants were calculated based on elimination rates and TOC levels in water after treatment.

CO_2 equivalents

For the calculation of CO_2 equivalents from the emission of halogenated hydrocarbons, the individual elements were defined and calculated with the help of factors established by the IPCC.

VOC (Volatile Organic Compounds)

Organic compounds with a boiling point of < 150° (1,013 mbar) or vapour pressures of ƒ1 mbar (20°C) (CEFIC: 0.1 mbar, 20°C). VOCs are measured at the source or calculated from material balances.

Chemical waste

The total amount of chemical waste from manufacturing processes, ash, and slag from combustion processes and wastewater treatment sludge which is disposed of by incineration or landfill.

Valorised by-products: By-products that have been processed into saleable goods.

General waste
The total amount of domestic and office waste, packaging materials, wood and construction waste which is disposed of by incineration or landfill.

Recycled general waste
The total amount of paper, cardboard, glass, plastics, scrap metal, wood, fibre drums, building materials and electronic devices converted in-house or externally into a usable form.

Water consumption
Total water consumption corresponds to the difference between the total drawn from various sources and the amount fed back into receiving waters (either directly or after treatment).

TOC
Total dissolved and undissolved organic carbon: the total amount of dissolved and undissolved organic carbon in chemical wastewater. TOC measurements are used in Roche SH&E reporting instead of COD determinations required by CEFIC. As there is no possibility of directly converting the two figures into each other, TOC determinations (offhand sampling) should be performed in parallel to COD for estimating annual TOC emissions.

Heavy metals
The total amounts of cadmium, lead, mercury, silver (from catalytic reactions; instead of arsenic, which is not used, and therefore not monitored at Roche), copper, nickel, chromium, cobalt and zinc in chemical wastewaters. Figures cited for TOC and heavy metals refer to emissions in treated wastewaters.

Expenditure on safety, health and environmental protection

Investments
Outlays actually made during the year under review are included.

Operating costs
Depreciation and financial expenses are included.

Full-time SH&E personnel
A category comprising all employees who devote more than 50% of their working hours to safety and environmental protection.

EER
The EER is defined as the ratio of sales to environmental expenditure and environmental damage. 'Environmental damage' is the sum of all the weighted pollutants listed below:

CO_2 [1]	1
Halogenated hydrocarbons[2]	14,000
NOx[1]	4,154
SO_2 [1]	4,154
VOC[1]	4,154
TOC[1]	82
Heavy metals[1]	16,341
Hazardous waste[3]	1

1 Pollutant weighting based on Schaltegger and Sturm: Ökologieorientierte Entscheidungen im Unternehmen, Schriftenreihe des Instituts für Betriebswirtschaft, Universität Basel, 1994.

2 Swiss Federal Office for the Environment, Forest and Landscape, 1990, Information on ozone-depleting substances.

3 Weighted as 1 for lack of reference.

Roche Corporate Principles

These are the guiding principles which embody our vision of the company we strive to be: an innovative company which enjoys the pride of its employees and deserves the lasting trust of its partners.

Mission

Our aim as a leading healthcare company is to create, produce and market innovative solutions of high quality for unmet medical needs. Our products and services help to prevent, diagnose and treat diseases, thus enhancing people's health and quality of life. We do this in a responsible and ethical manner and with a commitment to sustainable development respecting the needs of the individual, the society and the environment.

Values

Service to Patients and Customers

A prime objective of Roche is to meet the patients' and customers' needs for high quality products and services. This implies identifying and solving their problems and anticipating their future needs by maintaining close contacts with them and listening to what they say. Our commitment includes full respect for patients' individual rights.

Respect for the Individual

We believe that the success of our company depends on the combined talents and performance of dedicated employees. For this reason, we want:

- to build respect for the individual into all our work by ensuring that all members of the organisation understand their responsibility to respect each other's rights and dignity;
- our people to develop their talents and make optimal use of their abilities and potential and to encourage information-sharing and open dialogue;
- to provide recognition based on performance and contribution to Roche's success;
- to promote diversity and equal opportunities;
- everyone in the organisation to work under optimal conditions of health and safety.

Commitment to Responsibility

We want to meet high standards of performance and corporate responsibility in all our activities and we apply our Corporate Principles in our dealings with business partners. We are committed to selecting, developing and promoting employees and managers with self-drive and empathy who:

- combine professional competence with a leadership style that motivates people to high performance;
- have an open mind and a sense of urgency, understand the needs of the company and have the courage to question conventional wisdom;
- have the flexibility required to broaden their experience;
- live these corporate principles in their decisions and actions.

Commitment to Performance

We aim to continuously create value for our stakeholders and to achieve sustainable, high profitability. We do this in order to maintain our commitment to research, to ensure our growth and independence, to provide employment opportunities, to cover risks and to pay an attractive return on invested capital.

Commitment to Society

We want to maintain high ethical and social standards in our business dealings, in our approach to medical science, in our efforts to protect the environment and ensure good citizenship. We will maintain these standards by adherence to local, national and international laws and co-operating with authorities and in proactively communicating with the public.
We support and respect the human rights within the sphere of our influence. We recognise the need to work in partnership with our stakeholders, regularly seeking their views and taking them into account.

Commitment to the Environment

As part of our commitment towards sustainable development we proactively seek to employ new, more sustainable technologies and processes and to minimise our impact on the environment.

Commitment to Innovation

Innovation across all aspects of our business is key to our success. Being active in high-technology fields, we must recognise new trends at a very early stage and be open to unconventional ideas. We see change as an opportunity and complacency as a threat. We therefore encourage everywhere in the company the curiosity needed to be open to the world and new ideas.

Continuous Improvement

We are committed to benchmarking our principles and achievements against the industry and best practice; this includes transparent reporting. We will continue to put in place directives and processes that enable us to implement each of our Corporate Principles.

Entry into Force

The Roche Corporate Principles of 1990 were reviewed, amended and adopted by the Corporate Executive Committee on January 14, 2003, and approved by the Board of Directors on February 24, 2003.

The amended Roche Corporate Principles enter into force on February 25, 2003.

Published by
F. Hoffmann-La Roche Ltd
4070 Basel, Switzerland
Tel. +41/(0)61 688 11 11
Fax +41/(0)61 691 93 91

Media Office
Corporate Communications
4070 Basel, Switzerland
Tel. +41/(0)61 688 88 88
Fax +41/(0)61 688 27 75

Investor Relations
4070 Basel, Switzerland
Tel. +41/(0)61 688 88 80
Fax +41/(0)61 691 00 14

World Wide Web
www.roche.com

Corporate Sustainability Committee
Pierre Jaccoud, Chair
Tel. +41/(0)61 688 85 95
E-Mail: pierre.jaccoud@roche.com

To order publications
Tel. +41/(0)61 688 83 39
Fax +41/(0)61 688 43 43
E-Mail: basel.webmaster@roche.com

Cautionary statement regarding forward-looking statements

This Sustainability Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Sustainability Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

The Roche Annual Report is issued by F. Hoffmann-La Roche Ltd., Basel, Corporate Communications.

Design:	Wirz Corporate AG, Zurich Source Associates AG, Zurich
Editing:	advocacy ag, Basel
Photos:	Roland Tännler, Zurich Roche Corporate Photolibrary, Basel
Typesetting:	n c ag, Urdorf
Lithos:	Lithoteam AG, Allschwil-Basel
Printers:	Birkhäuser + GBC AG, Reinach-Basel Printed on non-chlorine bleached paper.
Binding:	Buchbinderei Grollimund AG, Reinach-Basel

The Sustainability Report is published in German (original language) and English.
7-000-668